FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05047608

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



For the month of March 2005
Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant's name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG
Annual Report 2004 of Syngenta AG

Filed herewith is a copy of the Annual Report 2004 of Syngenta AG. The full text follows:

# # #

ANNUAL REPORT 2004

GROW LIFE

syngenta

SALES OVERVIEW >>

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and high-value commercial seeds.

Highlights of the year

> Growth in all businesses and regions

> New Crop Protection product sales up 32 per cent[1]: $688 million

> AMISTAR® sales exceed $500 million

> Professional Products sales over $700 million

> Sales in Latin America surpass $1 billion

> Fifth year of consistent growth in Vegetables Seeds

> Acquisitions strengthen US corn, soybean seeds position: GARST®, GOLDEN HARVEST®, CHS, GA21

> Major investment and streamlining of chemical and biotechnology research

> Three new chemical ingredients progress to development

> Merger synergy program complete: $647 million savings

[1] Growth at constant exchange rates (CER). For a definition, see p30.


PRODUCT BRANDS >>
Year after year, growers around the world put their trust in the Syngenta products they know will deliver the yield and quality they need.
Acanto
ACANTO®
An early season strobilurin fungicide to boost yield and quality in wheat and barley.
Actara®
ACTARA®
With rapid action and the ability to be applied directly to the soil, this high performance thiamethoxam-based insecticide controls a multitude of pests in a wide range of crops.
Amistar AZ
AMISTAR®AZ™
A broad-spectrum strobilurin fungicide providing outstanding yield and quality improvements that make it a market leader in cereals and many other crops.
Callisto
CALLISTO®
Unprecedented broadleaf weed control, an outstanding environmental profile and excellent crop safety have resulted in this unique corn herbicide quickly gaining market leadership.
POWERED BY CRUISER
CRUISER®
Offering highly effective protection against soil-dwelling and early season pests, this thiamethoxam-based insecticide is becoming increasingly popular in seed treatment across a broad range of crops.
DUAL GOLD
DUALGOLD®
With reduced rate and high activity, this selective herbicide provides grass control in corn and soybean throughout the season.



GRAMOXONE®
A fast-acting, non-selective herbicide that is safe on crops and has an environmental profile that makes it valuable in soil conservation programs.



KARATE®
Using ZEON TECHNOLOGY®, a novel rapid release formulation, KARATE® efficiently controls the most damaging insects across a wide range of crops, providing consistency, flexibility and value.



RIDOMIL GOLD®
A highly effective systemic fungicide designed to fend off attack from late blight and downy mildew diseases in a range of crops.





SCORE®
Fighting numerous diseases across a wide variety of crops, this systemic triazole fungicide has a long lasting action to provide substantial increases in yield.



TOPIK®
The impressive performance and flexibility of TOPIK® make this herbicide popular worldwide for control of important grass weeds in cereals.



TOUCHDOWN®
Combined with enhanced delivery system IQ Technology™, TOUCHDOWN® is an advanced glyphosate-based non-selective herbicide, highly effective against broadleaf weeds and grasses.



NK®
A major worldwide brand of high-value commercial field crops seeds, including corn, soybeans, sunflower and winter oilseed rape.



S&G®
High-value commercial vegetable seeds across Europe, Africa and Asia, as well as leading flower varieties and young plants worldwide.

Garst

GARST®
A 75-year history of providing high yielding hybrid corn, soybean, sorghum, alfalfa and sunflower seed brands along with agronomic solutions for farmers in the USA.


Golden
Harvest

GOLDEN HARVEST®
One of the most popular seed brands in the USA for hybrid corn, soybeans, hybrid sorghum and alfalfa.

Contents

The following reports for 2004 are also available on request or at www.syngenta.com.
Financial Report
Corporate Social Responsibility Report
Corporate Governance Report

Cover photography:
This was one of the many shots entered for the syngenta.com 2004 photo competition. Japanese amateur photographer Cho Ban photographed his grandmother with a crop of mangolds for this portrait. Ban lives in Chiba prefecture. He took this shot in the late afternoon with a Canon 28-70mm, EOS 7 lens and Fuji400 film.

FINANCIAL HIGHLIGHTS >>

	Excluding restructuring, impairment and discontinued operations[1]					As reported under IFRS[1]		
	2004 $m	2003[2] $m	2002[2] $m	2004 vs 2003 Actual %	CER[3] %	**2004 $m**	2003[2] $m	2002[2] $m
Sales	**7269**	6525	6163	+11	+7	**7269**	6525	6163
Operating income	**895**	684	606	+31	+34	**541**	521	210
Net income[4]	**762**	340	220	+124		**460**	250	(65)
Earnings per share	**$7.19**	$3.34	$2.17	+115		**$4.34**	$2.45	$(0.64)
Earnings per share *before one-off tax credit*	**$5.87**	$3.34	$2.17	+76		**$3.02**	$2.45	$(0.64)
Recommended dividend per share (CHF)	**2.70**	1.70	0.85					

> Sales up 11 per cent at $7.3 billion, +7% CER[3]

> Earnings per share[5] up 76 per cent to $5.87

> Free cash flow[6] $623 million

> Dividend increased 59 per cent to CHF 2.70

> Cash return program enhanced to more than $1 billion 2004-2006

Crop Protection: Sales by region

	2004 $m	2003 $m	Actual %	CER[3] %
EAME	2251	1978	+14	+5
NAFTA	1869	1848	+1	–
LATAM	1017	748	+36	+36
APAC	893	847	+6	+1
Total	**6030**	**5421**	**+11**	**+7**

Seeds: Sales by region

	2004 $m	2003 $m	Actual %	CER[3] %
EAME	641	565	+13	+3
NAFTA	437	400	+9	+8
LATAM	86	79	+8	+8
APAC	75	60	+26	+19
Total	**1239**	**1104**	**+12**	**+6**

EAME – Europe, Africa, Middle East; NAFTA – USA, Canada, Mexico; LATAM – Latin America; APAC – Asia Pacific

[1] *The amounts including restructuring and impairment are reported in accordance with International* Financial Reporting Standards (IFRS). The impact of restructuring, impairment and discontinued operations in 2004 is $302 million on net income (2003: $90 million).
[2] Adjusted in accordance with recent changes in accounting standards.
[3] For a definition of constant exchange rates (CER), see p30.
[4] Net income to shareholders of Syngenta AG.
[5] EPS on a fully-diluted basis, excluding restructuring, impairment and discontinued operations, and before a one-off tax credit.
[6] After acquisitions of $484 million. For a definition of free cash flow, see p30.

I am pleased to report another successful year for Syngenta. Our share price has been improving solidly throughout the year, resulting in top rankings in major stock market indices including best performance in the Swiss Market Index.

Earnings per share increased by 76 per cent. Our plans announced at the Annual General Meeting 2004 – to return more than $800 million to shareholders over three years through the combination of a progressive dividend and share repurchase program – are well underway. Our confidence in the future performance of Syngenta has enabled the Board to propose an increased dividend of CHF 2.70, to be paid by way of a nominal value reduction.

Throughout the year we were able to take full advantage of the favorable market dynamics due to the strength of our products and our organization. Demand for food has increased as global population continues to grow, and dietary requirements have been changing towards products of higher nutritional quality. Worldwide stocks of the most important crops such as corn, soybeans and wheat have been lower than in previous years and therefore stimulated planting in all regions. Latin America, particularly Brazil, has seen an unprecedented upswing in agricultural production due to high international demand. This was supported by favorable exchange rates and high productivity. Our company has been in an excellent position to benefit from these market dynamics due to our broad product portfolio and tailored customer solutions.

On reviewing the company's strategy, the Board made decisions concerning a number of acquisitions in the important sectors of US corn and soybean seed, and in plant technologies. Other topics addressed at our five Board meetings this year included a review of business development projects, the restructuring of our global research function and the implementation of a risk management process throughout the company. In June, Martin Taylor was appointed Vice-Chairman of the Board of Directors, following the retirement of Sir David Barnes.

We continued integrating corporate social responsibility more deeply into all our business practices. Examples of our commitment include our support of the Global Crop Diversity Trust, which preserves gene banks and plant biodiversity around the world, as well as our donation of new Golden Rice seeds and lines to the Golden Rice Humanitarian Board, addressing health-threatening vitamin A deficiency in developing countries.

2004 has been a year of a very satisfying business performance. I would like to thank all of our employees for their dedication and commitment to Syngenta that has made this success possible. Thanks to their contribution we all can be proud of what has been achieved. I am confident that Syngenta is in great shape to meet the demands of customers around the world for many years to come as we continue to perform for you, our shareholders.

Heinz Imhof

Heinz Imhof I am confident that Syngenta is in great shape to meet the demands of customers around the world for many years to come.

Our performance in 2004 reflects the strong foundation we have been building since the company's creation and the immense commitment of our people worldwide. All businesses performed well as they capitalized on the opportunities presented by recovering agricultural markets. Our sustained emphasis on cost and capital efficiency contributed to significant earnings growth and substantially enhanced returns.

As we enter a new phase with the merger successfully behind us, our strategy has three main elements: to enhance leadership in Crop Protection and Field Crops Seeds; to drive growth in the consumer-led areas of Professional Products and Vegetables and Flower Seeds; and to create new opportunities by exploiting our Plant Science capabilities. Progress was marked in all three as we continue to build on the firm foundation we have created and our promising R&D pipeline.

Crop Protection growth was notably high in Latin America. Our leading brands, combined with excellent local marketing, also enabled us to expand sales in Eastern Europe and parts of Asia whilst taking full advantage of better conditions in Western Europe. New products again grew strongly. In particular, growth in the ACTARA®, AMISTAR® and CALLISTO® families enhanced Syngenta's leadership in many markets.

In Field Crops, the acquisition of GARST® and GOLDEN HARVEST® substantially strengthened our position in US corn and soybean seeds, creating a broad platform for trait commercialization. In cotton, we entered a long-term technology agreement with the US market leader, Delta & Pine Land Company.

Professional Products and Vegetables and Flower Seeds maintained their five year record of consistent growth thanks to sustained product innovation.

In the consumer-led fresh produce market we are developing new business models, and Dulcinea Farms in the USA continues to demonstrate promise. Progress in the animal feed market was slower than expected due to unanticipated delays in the US registration of QUANTUM™ Phytase. Longer-term developments in enzymes and biopharmaceuticals look promising.

None of the many achievements of last year would have been possible without the support of our customers to whom I extend my thanks. This support reflects the dedication of our employees worldwide whose energy and enthusiasm remain unflagging: to them my warmest appreciation.

Our confidence in our people, and their ability to innovate and exploit our broad portfolio and commercial reach, leads us to re-affirm our target of high-teens growth in earnings per share in each of the next two years. It also enables us to increase our three year cash return program to shareholders to more than $1 billion by end 2006.

At the end of 2004, Jeff Beard stepped down from the Executive Committee. I would like to thank him as COO Seeds since merger for his professionalism and his contribution to our progress. He is succeeded by Mike Mack who joined Syngenta in 2002 as Head of Crop Protection NAFTA.

We remain fully committed to enhancing value for shareholders as we continue to reinforce leadership in our core businesses and drive growth. Our goal is to build an enterprise of which employees, customers and shareholders alike can be truly proud.

Michael Pragnell

Michael Pragnell We remain fully committed to enhancing value for shareholders as we continue to reinforce leadership in our core businesses and drive growth.



TOO LITTLE >>

> More than 800 million people go to bed hungry each night
> Some 500,000 infants suffer blindness each year for want of vitamin A in their diets
> Over one million people die of malaria each year

>> TOO MUCH

We live in a world of stark contrast. While Western societies are concerned with lifestyle and diet, people in the developing world are facing hunger, malnutrition, disease and degradation of precious agricultural land and water.

Syngenta contributes in many practical ways to help address these challenges around the world. Every day, hundreds of millions of farmers produce higher yields and healthier crops through the use of Syngenta products:

- > Herbicides make reduced tillage possible, thus preserving soils and their fauna
- > Insecticide-treated bednets save many lives in areas affected by malaria
- > In the future, Golden Rice technology promises to significantly alleviate the problems caused by vitamin A deficiency

In the developed world, Syngenta products are contributing to a healthier, tastier and more exciting diet. In response to a variety of differing challenges, Syngenta is at the forefront of providing solutions that enhance life in both worlds.



Syngenta has a strong position in all major agricultural markets of the world. The company's objective is to enhance leadership by developing new solutions for existing and emerging pests, maximizing the growth potential of new products. Syngenta is developing its business in the expanding markets of Latin America, East Europe and Asia, as well as reinforcing its position in the developed markets of North America and Western Europe.

Crop Protection

In 2004, sales increased across all product lines and in all regions, with Europe and Latin America generating the strongest growth. Increased disease pressure, notably from soybean rust in Latin America, and disease resistance in European cereals contributed to a double digit increase in fungicide sales, with AMISTAR® exceeding $500 million. Total sales of new products grew by 32 per cent[1] and are approaching $700 million. This has been driven by continued growth in the CALLISTO® range on corn, the high performance multi-crop insecticide, ACTARA®/CRUISER®, as well as the successful launch of ENVOKE® on cotton in the USA. The range rationalization program has enabled focus on the most profitable products and efficiency improvements in the supply chain. This four-year program with a cumulative sales impact of some $300 million is now complete and has made a significant contribution to increasing profitability.

In corn herbicides, Syngenta's leading position in the USA was reinforced by the continued success of the CALLISTO® range. Farmers are increasingly realizing that on glyphosate tolerant acres, they cannot rely on glyphosate alone; weed control using selective herbicides before and after the crop emerges is required to maximize yields.

In European cereals, Syngenta was first to provide a specific solution for the severe resistance problem of the important fungal disease, *Septoria*, to a leading class of chemistry, strobilurins. AMISTAR® Opti, incorporating BRAVO®, which has an effective and unique mode of action against this disease, was launched in the UK in 2004. As resistance spreads into France and Germany, Syngenta is well prepared to meet increasing customer demand in Europe's two largest cereal markets.

In Latin American soybeans, a new disease, rust, has reached pandemic proportions in Brazil and is now impacting neighboring countries. In 2004, Syngenta launched a new high performance product, PRIORI® Xtra, to combat this severe threat to farmers' livelihoods. The use of this product is supported by the company's innovative web-based diagnostic system, SYNTINELA, whereby an early warning system alerts farmers and distributors to the presence of the disease in their area. Syngenta will be providing high quality products and services to farmers in the USA following the confirmation of the first cases of soybean rust by the US Department of Agriculture in late 2004.

In the $5.4 billion global fruit and vegetable market for insect and disease control, characterized by multiple crops in many parts of the world, increasingly tight quality protocols and rapidly expanding cross border trade, a comprehensive product offer is essential. Syngenta has built on its modern and broad portfolio of fungicides and insecticides for these crops and significantly increased sales of the insecticide ACTARA®. With its rapid action and ability to be applied directly to the soil, this product controls a multitude of insect pests in a wide range of crops.

[1] Growth at constant exchange rates (CER). For a definition, see p30.

Field Crops Seeds: Acquisitions strengthen position in corn and soybean

In 2004, Syngenta acquired the North American corn and soybean business of the seed company Advanta, whose GARST® brand had 2003 sales of $158 million. Its market presence in the major growing regions of the USA was further strengthened by the purchase of GOLDEN HARVEST®, which had 2003 sales of $167 million. Combined with the NK® brand, these acquisitions take Syngenta's market share to 15 per cent in corn and 13 per cent in soybean (pro forma 2003). In addition, the company acquired important corn-breeding material from CHS Research LLC. Last year's purchase of GA21 glyphosate tolerance technology for corn will enable Syngenta to market a complete range of biotechnology input traits in corn and soybean from 2005.

With these acquisitions, Syngenta is uniquely placed to offer US corn and soybean growers a complete range of technologies including high-quality seeds, input traits and world-leading crop protection products.

Garst


Golden
Harvest


NK

Crop Protection product lines

Selective herbicides

Selective herbicides control specific weeds without harming crops. New products with unique customer benefits continue to be in high demand. Major brands CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®.

Sales of selective herbicides were driven by the CALLISTO® range, which further extended market penetration in the US corn-belt augmented by the launch of LEXAR® in central and southern states. CALLISTO® also expanded rapidly in Europe. A decline in sales of DUAL®/ BICEP® MAGNUM in the USA was partly offset by growth in other regions. ENVOKE® made a significant contribution following its launch on cotton in the USA and generated further growth in Brazil. TOPIK® was particularly successful in southern Europe and in the expanding markets of Eastern Europe, where sales were up by more than 50 per cent.

Actual % +9
CER* % +4


1867
$m
02 03 04
Year

Non-selective herbicides

Used to remove weeds before crop planting and from orchards, vineyards and plantations, non-selective herbicides improve productivity and help prevent soil erosion by reducing the need for hand weeding and mechanical tillage. Demand has been largely driven by increasing use of herbicide-tolerant crops, which can be safely treated with specific non-selective herbicides. Major brands GRAMOXONE®, TOUCHDOWN®.

GRAMOXONE® sales increased strongly in China following planned channel inventory reduction in 2003 but were lower in Australia owing to drought. A strong recovery in TOUCHDOWN® sales in the second half, with volume increases in NAFTA and Latin America, was partially offset by ongoing price pressure in the USA.

Actual % +5
CER* % +2

645 $m
02 03 04
Year

Fungicides

Fungicides are crucial to protect crop yield and quality by fighting fungal attack, and are typically used in programs or in combination to provide effective control while minimizing the emergence of fungal resistance. Major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®.

Fungicides registered strong growth across all regions. AMISTAR® sales were driven primarily by soybean rust in Brazil and increased demand on several crops in the USA. Growth in Europe reflected recovery from drought in 2003 and the launch of combination programs to combat cereal *Septoria* resistance, notably with BRAVO®.

Actual % +18
CER* % +12

1702 $m
02 03 04
Year

Insecticides

Insecticides protect crops from potentially devastating pests that threaten yield and quality. Syngenta's modern insecticide portfolio continues to benefit from the trend to replace older chemical technologies. Major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®.

ACTARA® continued to increase penetration in many markets. KARATE® sales benefited from the strength of Latin American markets and from high pest pressure in Europe. US sales of FORCE® declined due to a reduction in demand for soil-based corn rootworm insecticides in favor of seed treatment; this was partly offset by increased sales in Eastern Europe.

Actual % +10
CER* % +7


1049
$m
02 03 04
Year

Seeds product lines

Field Crops

With advanced breeding capabilities in arable crops including corn, soybeans, sunflowers, oilseed rape, sugar beet and cereals, Syngenta is a leading producer of Field Crops Seeds. Major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet.

Sales of NK® corn grew across all regions. Demand for NK® soybean was strong throughout the year, although reported sales were lower due to the alignment of fourth quarter sales closer to consumption in the USA for the coming season. In oilseeds, NK® sunflower performed well; sugar beet sales increased in buoyant Eastern European markets.

Actual % +8
CER* % +2




648
$m
02 03 04
Year

*Growth at constant exchange rates (CER)

CHANGING TIMES >>





>> CHANGING TASTES

Advances in technology and accelerating communication are impacting all of us with increasing intensity. Differences in time and geography are becoming less important. Increasingly affluent consumers are international and expect novelty, high quality and constant availability of their preferred foods, everywhere.

This is an opportunity and a challenge for all companies working in agriculture. Novel taste, coupled with convenience, is the winning formula behind Syngenta's PUREHEART™ personal sized and seedless watermelon. Providing PUREHEART™ at the expected quality year-round and across geographies requires the best agricultural skills combined with excellence in logistics and quality control.

In the global consumer environment, shoppers seek ever more choice. Supermarkets and home centers compete on price, and they also compete on quality, variety and availability. They seek products that offer novelty and a distinctive appeal; qualities for which their customers are willing to pay more.

Vegetables and Flowers Seeds
In vegetable seeds, Syngenta is a global leader in the market for its extensive line of high quality germplasm, further enhancing this business segment, which leads the industry in its profitability. Here, the company is particularly well positioned in above average growth markets such as Eastern Europe, Brazil and Asia.

Syngenta is using marker-assisted breeding technology to develop more than 120 new varieties for commercial launch every year across a range of crops. This outstanding flow of product innovation, coupled with the diversity of Syngenta's product offer, has enabled the company consistently to outpace the market over the past five years, gaining a global market share of some 17 per cent.

In flowers, Syngenta outperformed in the higher growth segment of unrooted cuttings through superior supply chain efficiencies, which bring process benefits and cost savings directly to customers. The purchase of Dia Engei flower seeds in Japan enhanced Syngenta's direct sales capability in this quality market.

Professional Products
Businesses under the Professional Products umbrella exploit the company's broad portfolio of chemical active ingredients in new ways in markets adjacent to agriculture.

Seed treatment is a growth sector that takes Syngenta products beyond conventional use in agriculture. Seed treatments directly coat the seed and protect crop growth during early stages, in contrast to sprays or granules, where farmers apply crop protection products onto the crop or soil. In 2004, the global market for seed treatment was estimated at $1.3 billion, with continued annual growth projected at six per cent. Syngenta's seed treatment sales have grown at over twice this rate since 2001.

In 2004, CRUISER® was the most significant growth product in seed treatment, with further success in the USA and on soybeans in Brazil. Providing protection against early-season insects and improving crop vigor, CRUISER® is now registered in 73 countries on more than 21 crops, with registration granted for use on soybeans in the USA last year.

A further example in Professional Products is the turf business. Demand is increasing for turf-care products to manage and maintain golf courses, recreational and sports facilities, as well as residential and commercial landscapes, as more people place a higher priority on fitness and leisure. In 2004, Syngenta's turf-care business secured a 40 per cent share of the golf course market in the USA.




kumato toscanella

In early 2004, a major UK retailer began test marketing a new tomato developed by Syngenta. Called the KUMATO™, it is sweet and juicy, with a distinctive color, taste and aroma, which it owes to its wild heritage from some of the earliest tomato varieties known to man.

Elsewhere in Europe, consumers were introduced to Syngenta's premium plum-shaped cluster tomato TOSCANELLA®, first launched in Switzerland.

Seeds product lines

Vegetables and Flowers

Syngenta's broad product range in vegetable seeds for a wide variety of consumer-driven markets includes tomatoes, lettuce, cucumbers, cabbage, sweet corn, peppers, melons, watermelons and beans. In flowers, where diversity and novelty are crucial to satisfy consumer preferences, Syngenta offers a wide variety of seeds, young plants and cuttings. Major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers.

Sales of vegetables grew in all regions. In the USA, sales of DULCINEA™ products exceeded $30 million with the continued growth of PUREHEART™ seedless watermelons and the successful launch of a cantaloupe melon. In Europe, a strong performance in S&G® fresh tomatoes, melons and squash more than offset market pressure in the processing segment.

Sales of S&G® flowers also increased across all regions reflecting strong genetics for young plants, effective supply chain management and implementation of a direct sales model.

Actual % +17
CER* % +10


436
506
591
$m
02 03 04
Year

Crop Protection product lines

Professional Products

Many herbicides, insecticides and fungicides have important applications in consumer-led markets, as well as in seed treatment. Professional Products deliver a range of applications to improve the quality of life, health and the environment, in markets ranging from home and garden to turf treatment. In public health, insecticides help to control disease-spreading pests, for example in malaria prevention. Both insecticides and fungicides play an essential role protecting materials such as plasterboard, plastics and timber used in the construction industry, including the control of termites. Major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®.

Seed treatments continued to gain popularity among growers in all regions. The main driver of growth was the further success of CRUISER® in the USA, and on soybean in Brazil. Fungicide seed treatments also grew strongly, notably MAXIM® in Brazil and France. Turf sales improved with better weather conditions in the USA and an expansion of direct sales to golf courses in Japan.

Actual % +9
CER* % +5


585
642
708
$m
02 03 04
Year

*Growth at constant exchange rates (CER)



Heritage®
FUNGICIDE

Leading turf-care brands such as the fungicide HERITAGE®, the growth regulator PRIMO® and the herbicide MONUMENT® have been benefiting from the rising popularity of leisure activities such as golf. In addition to turf-care products, Syngenta has been helping greenkeepers in the USA with services including online forecasting tools to predict disease or insect pest outbreaks. Products and services such as these, coupled with the expertise of Syngenta teams, are helping to expand turf-care opportunities in Japan, Australia and Western Europe.

HERE TODAY >>





>> HERE TOMORROW

Efficient and environmentally sound food production, renewable fuels, biologically-produced medicines and other plant science innovations are areas in which Syngenta is focusing its research.

Europe's first project to transform oilseed rape from Syngenta into energy for power stations as an alternative to fossil fuel was launched in the UK last year. This is just one example of opportunities in new market areas such as biofuels.

Syngenta is directing its expertise to harness the potential of plants and develop products to drive growth for the company and contribute to a sustainable future for subsequent generations.

Through its unrivalled technical breadth in research and development, combined with its clear business focus, Syngenta is creating new opportunities in agriculture and beyond.

The result is a pipeline of new products for each of the established businesses of Crop Protection, Professional Products and Seeds, as well as for potential opportunities in markets such as animal feed, bioprocessing and biopharmaceuticals.

In 2004, a major investment program was announced to streamline and focus chemical and biotechnology trait research. This will create powerful performance cells, where intense scientific interaction across disciplines will further accelerate the rate of innovation.

The research center at Stein in Switzerland will drive innovation in new insecticides, fungicides and Professional Products, benefiting from investment in new chemistry and seed treatment facilities. Jealott's Hill International Research Centre in the UK will spearhead innovation in new herbicides. It will also be the center of excellence for environmental science and core technologies that include new formulation, biochemistry, physiology and analytical chemistry. In addition, a new facility is planned in Goa, India, to provide cost-efficient chemical synthesis for glasshouse and field-scale use.

The progression of three new active ingredients to early development, a strong early research pipeline, and significant new product developments testify to the success of Syngenta's chemical research and development strategy.

Biotechnology trait research and development is now concentrated in Research Triangle Park, North Carolina, USA, in the largest market for biotechnology crops. 2004 saw progress with the novel VIPCOT™ insecticide through a partnership with the premier cotton seed company in the USA, and corn traits were strengthened by market and germplasm acquisition.

Whilst genomics now underpins all areas of science, the most visible benefits are the increasing precision and speed that genomics brings to plant breeding through the use of genetic markers. This capability is accelerating the flow of new plant varieties and hybrids, which has been further enhanced by the addition of substantial germplasm resources.

In new market areas, the strengthening of Syngenta's collaboration with Diversa will place a primary focus on the discovery of novel enzymes for use in animal feed and biofuels. Capabilities in health assessment, regulatory science and plant biotechnology have been combined to drive the research program on biopharmaceuticals. Protein therapeutics are assuming an ever greater importance, and plant systems for the production and purification of complex proteins offer significantly reduced capital investment, as well as flexible and safe production. A carefully selected portfolio of projects in focused therapeutic areas is being progressed towards first clinical trials.

Integrated technology platforms


Genomics
Chemical synthesis
Bioinformatics
High throughput screening
Accelerating innovation across all businesses
Crop transformation
Molecular toxicology and environmental science
Marker-assisted breeding
Advanced formulation

Syngenta's research and development in Crop Protection, Professional Products and Seeds is focused in four areas:

> Chemical invention to discover new active ingredients

The launch of five new active ingredients since the creation of Syngenta resulted in almost $700 million in sales in 2004. CALLISTO® is already a leader in the US corn market, and ACTARA®/CRUISER® is setting new standards of performance for insect control. Two more major active ingredients are on track for launch: pinoxaden is a new, high performance selective herbicide for broad-spectrum weed control in cereals, target launch 2006; 446 is a fungicide with a new mode of action for vines and vegetables, target launch 2007.

> Expanding applications for existing active ingredients

To meet diverse market needs and exploit global marketing strength, over 240 new product registrations based on existing active ingredients were obtained in 2004. Combination products, bringing the qualities of two or more active ingredients together to meet specific farmer needs, are important elements in this strategy. Examples include AMISTAR® Opti for the control of resistant *Septoria* disease in Europe, PRIORI®Xtra for soybean rust in Latin America, and LUMAX® and LEXAR®, broad-spectrum herbicides in the CALLISTO® family.

> Development of advanced seed varieties

Syngenta's leading plant germplasm and breeding techniques ensure a constant flow of innovation. Approximately 40 per cent of the 3,000 Seeds products have been launched in the past three years. In Field Crops, farmers look for higher yields, crop quality and convenience through improved varieties and input traits. The acquisition of GA21 glyphosate tolerance technology and a strong pipeline of further input traits, including corn rootworm and stacked traits, have considerably strengthened the company's position in corn. In Vegetables and Flowers, novelty and quality are the dominant growth drivers. Molecular marker-assisted technology is accelerating the stream of future innovation, leading to hundreds of new product introductions each year.

> Development of new biotechnology traits

Advances in biotechnology allow the development of exciting new products beyond agricultural input traits. Principal among these are a range of projects to develop industrial enzyme products for the animal feed and bioprocessing sectors. Syngenta aims to source such products initially from microbial production and, ultimately, directly from crops. Longer term, the company will be offering biotechnology applications in human therapy based on proteins produced in microorganisms and plants.




Quantum

QUANTUM™ Phytase, a microbial-produced animal feed supplement that helps poultry and pigs digest the minerals necessary for healthy growth, was launched in Mexico and Brazil. Regulatory authorities in South Africa also approved QUANTUM™ Phytase; application has been made for FDA registration in the important US market.

CAPTURING OPPORTUNITIES: NEW PRODUCTS, NEW MARKETS >>

Market	Sector/crop >	Commercialized in 2004 >
Agri-markets	Corn	LEXAR™ selective herbicide in the CALLISTO® range, USA CALLISTO® selective herbicide, Brazil and Southern Europe CRUISER® insecticide seed treatment, Europe Hybrids with glyphosate tolerance, USA, Latin America
	Cereals	AMISTAR® Opti and AMISTAR® Duo fungicides in the AMISTAR® range, Northern Europe ACANTO® fungicide, Eastern Europe DIVIDEND® Extreme seed treatment High-yielding hybrid barley, Northern Europe
	Soybean	PRIORI® Xtra and AMISTAR® Xtra fungicides in the AMISTAR® range to combat soybean rust, Brazil and Argentina CRUISER® insecticide seed treatment, Asia APRON® Maxx seed treatment High-yield NK® brand varieties with nematode and root-rot resistance, USA
	Cotton	DYNASTY® CST fungicide seed treatment, USA ENVOKE® herbicide, USA SEQUENCE® herbicide, USA
	Rice	CRUISER® insecticide seed treatment, Asia APIRO® herbicide, Japan
	Vegetables, fruit, vines	ACTARA® insecticide, Southern Europe AMISTAR® Top fungicide in the AMISTAR® range, Asia TRIPLESWEET® ROGERS® sweetcorn with built-in insect protection, USA Disease and virus-resistant S&G® hot pepper, Asia SP-1 Super Pollenizer™ seedless watermelon pollinator variety, USA
	Sunflowers	CRUISER® insecticide seed treatment, Central Europe and South Africa New hybrids (TEKNY, NKBRIO, SANAY), Southern Europe
Consumer-led markets	Enhanced fresh produce	DULCINEA™ Extra Sweet Tuscan Style™ cantaloupe, USA MILLENNIUM™ melon, Europe TOSCANELLA® small sweet tomato, Europe KUMATO™ brown aromatic tomato, Europe
	Flowers	BRAVEHEART™ begonias, USA MOONSTRUCK™ marigolds, USA
	Professional Products: materials protection, pest management, turf	OPTIGARD™ termite protection, Japan MONUMENT® turf herbicide, USA and Australia
New markets	Animal nutrition	QUANTUM™ microbial phytase, Mexico, Brazil and South Africa

Commercialization through 2008[1] >

CALARIS™ selective herbicide in the CALLISTO® range, Europe
Hybrids with combined glyphosate tolerance, European corn borer and corn rootworm control
Hybrids with high extractable starch

Pinoxaden, new selective herbicide active ingredient for broad-spectrum weed control
CRUISER® insecticide seed treatment, expansion in Europe
High-yielding wheat with improved baking qualities

QUADRIS® Xtra fungicide in the AMISTAR® range to combat soybean rust, USA
CRUISER® insecticide seed treatment, USA
Varieties with high extractable oil and protein

Varieties with broad-spectrum insect control
New seed treatment for nematode control

Fungicide products in the AMISTAR® range
Combined fungicide and insecticide products in the AMISTAR®/ACTARA® range
Selective herbicide products in the APIRO® range, Asia
Varieties with high nutritional content

446, new fungicide active ingredient with multi-crop uses
New seed treatment for nematode control in vegetables
CRUISER® insecticide seed treatment in vegetables, USA
Virus and fungal resistant varieties of tomatoes, lettuce, melons and peppers

Varieties with high unsaturated fats
Broomrape-resistant varieties

DULCINEA™ Sweet & Juicy Golden Honeydew melon

New dianthus series

Mould and mildew treatment for building materials
Termite bait product
Insecticide products for ant control
Enhanced turf herbicide and fungicide products, USA, Europe, Japan and Australia

QUANTUM™ microbial phytase, USA and Asia

[1] All time estimates are based on present knowledge and assumptions, taking into account current regulatory environments. Time-to-market may be shorter or longer than indicated.

The company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements of the capital markets where Syngenta is listed, Switzerland and the USA.

Detailed information following the SWX Directive on Corporate Governance can be found in the separate Corporate Governance Report 2004.

Group structure

For details regarding the structure of the company's operations, associates and joint ventures, please refer to the information contained in Note 32 to the Group Consolidated Financial Statements in the Financial Report 2004.


Shareholders
Internal Audit
Board of Directors
Executive Committee
Global Functions:
– Research & Technology
– Global Operations & Human Resources
– Finance
– Legal & Taxes
Crop Protection
Seeds
Plant Science
– Four regions*
– Five product lines
– Four regions*
– Two product lines
– Biotechnology
– Business Development

* Regions: Europe Africa and Middle East, NAFTA, Latin America, Asia Pacific

Board of Directors

Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from broad international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority of the company, except for those matters reserved by law or by the company's Articles of Incorporation to the shareholders.

Heinz Imhof
Chairman of the Board of Directors and of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999-2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996-1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993-1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Vice Chairman of AB Electrolux and as Director of Scania AB, Ratos AB and Axfood AB, as a Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991-1997), Executive Vice President of SEB-bank (1997-1998), a member of the Swedish Board of Government Bank Support Authority (1991-1993) and a Director of AB Drott (1999-2004). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Past Master of the Salters' Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989-2003), non-executive Director of Oxagen (1999-2002), non-executive Director of Oxford Molecular PLC (1997-2000), Director of Zeneca Group PLC (1993-1999) and as a Director of ICI (1989-1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser
Director. Rupert Gasser is currently a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997-2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991-1996), Senior Vice President at Nestec SA (1990-1991) and a non-executive Director of Lonza Group AG (1999-2004). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

Pierre Landolt
Director and member of the Audit Committee. In addition, Pierre Landolt has been delegated by the Board to oversee policies and activities in the area of corporate social responsibility. He is currently a Director of Novartis AG and Chairman of the Sandoz Family Foundation. He serves as Chairman of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a Partner with unlimited liabilities of the Private Bank Landolt & Cie. In addition he is Vice Chairman of the Montreux Jazz Festival Foundation, President of the Instituto Jurema de Pesquisa in Brazil and member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated with a Bachelor of Laws from the University of Paris Assas.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.


L-R: Pierre Landolt, Peter Thompson, Rupert Gasser, Peter Doyle, Martin Taylor, Heinz Imhof, Michael Pragnell, Peggy Bruzelius, Rolf Watter, Felix Weber, Pedro Reiser

Pedro Reiser
Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP) and a Director of the HCB Happy Child Birth AG. Previously he served as Chairman of ESBATech AG (2002-2004), as Director and Advisor (1999-2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995-1999), and as President and Chief Executive Officer of Holvis AG (1990-1995). Pedro Reiser studied law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Martin Taylor
Vice Chairman of the Board of Directors and member of the Chairman's and the Compensation Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999-2003) and a Director of Antigenics Inc. (1999-2003). Previously he was Chief Executive Officer of Barclays PLC (1993-1998) and of Courtaulds Textiles (1990-1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

Peter Thompson
Director and member of the Audit Committee. Peter Thompson currently serves as Director of Sodexho Alliance SA and as Chairman of the Board of Trustees of the Stanwich School in Greenwich, Connecticut. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996-2004), President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995-1996), and of Walkers Snack Foods in the UK (1994-1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan PLC, including President and Chief Executive Officer of GrandMet Foods Europe (1992-1994), Vice-Chairman of The Pillsbury Company (1990-1992) and President and Chief Executive Officer of The Paddington Corporation (1984-1990). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board since 2000. In addition he is a part-time professor at the Law School of the University of Zurich. He is non-executive Chairman of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg) and a non-executive Director of Zurich Financial Services AG (and its subsidiary Zurich Insurance Company), Forbo Holding AG (and its subsidiary Forbo Finanz AG), UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG, in addition to being a Board member of the Swiss Lawyers' Association and a member of the Swiss Stock Exchange Admission Board and of its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently a Director of the parent company of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg). Previously he was Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), engagement manager and partner of McKinsey & Company in Zurich (1984-1997) and managing director of Alusuisse South Africa (1982–1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

Board of Directors

Name	Age	Nationality	Function	Director since	Term of office
Heinz Imhof	62	Swiss	Chairman	2000	2007
Peggy Bruzelius	55	Swedish	Non-Executive Director	2000	2006
Peter Doyle	66	British	Non-Executive Director	2000	2006
Rupert Gasser	66	Swiss	Non-Executive Director	2002	2007
Pierre Landolt	57	Swiss	Non-Executive Director	2000	2006
Michael Pragnell	58	British	Chief Executive Officer	2000	2007
Pedro Reiser	69	Swiss	Non-Executive Director	2002	2006
Martin Taylor	52	British	Vice Chairman, Non-Executive Director	2000	2005
Peter Thompson	58	American	Non-Executive Director	2000	2005
Rolf Watter	46	Swiss	Non-Executive Director	2000	2005
Felix Weber	54	Swiss	Non-Executive Director	2000	2005

Executive Committee

Name	Age	Nationality	Function	Appointment
Michael Pragnell	58	British	Chief Executive Officer	2000
John Atkin	51	British	Chief Operating Officer – Crop Protection	2000
Bruce Bissell	58	British	Head of Global Operations and Human Resources	2000
David Jones	55	British	Head of Business Development	2000
David Lawrence	55	British	Head of Research & Technology	2002
Michael Mack	44	American	Chief Operating Officer – Seeds	2005
Christoph Mäder	45	Swiss	Head of Legal & Taxes	2000
Domenico Scala	39	Swiss	Chief Financial Officer	2003

Executive compensation

The aggregate amount of cash compensation (salaries and short-term incentive awards) in 2004 to the Chairman, the Chief Executive Officer and the members of Executive Committee (a total of nine people) amounted to CHF 11,161,359. Portions of the short-term incentive awards contained in this figure have been deferred into the Deferred Share Plan on a mandatory and voluntary basis. The total amount of the short-term incentive awards deferred in 2004 results in 32,630 shares. These nine people purchased 378 shares within the scope of the Syngenta Employee Share Purchase Plan. The amount of CHF 4,703,433 was set-aside to meet pension obligations, including provisions to cover merger-related pension promises. In 2004 a total of 220,737 options with an exercise price of CHF 89.30 and an exercise period of 11 years have been granted to these Executives.

Non-Executive Director compensation

The aggregate amount of compensation in 2004 to the nine Non-Executive Directors (cash compensation and options) amounted to CHF 1,470,000. CHF 1,103,500 was paid in cash and CHF 366,500 will be paid in options. These options will be issued in 2005 in accordance with the company's Long-Term Incentive Plan. A total of 14,679 options with an exercise price of CHF 89.30 and an exercise period of 11 years, which were part of the 2003 Non-Executive Director's compensation, were granted in 2004.

Highest total compensation

The highest total compensation paid to a member of the Board of Directors in the year under review consisted of CHF 2,551,561 of cash compensation (salary and short-tem incentive award). The total amount of the short-term incentive award deferred by this member of the Board of Directors on a mandatory and voluntary basis under the Deferred Share Plan results in 8,154 shares. In addition 56,790 options with an exercise price of CHF 89.30 and an exercise period of 11 years were granted to this member of the Board of Directors. Furthermore, this member of the Board of Directors purchased 42 shares under the Syngenta Share Purchase Plan. The amount of CHF 3,347,464 was set aside to meet pension obligations, including provisions to cover merger-related pension promises.

Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research and Technology, Global Operations and Human Resources, Business Development and Legal and Taxes.










1 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

2 John Atkin
Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999-2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997-1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995-1997) and Head of Sandoz Agro Northern Europe (1993-1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

3 Bruce Bissell
Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997-2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group plc (1992-1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

4 David Jones
Head of Business Development also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

5 David Lawrence
Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000-2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

6 Michael Mack*
Chief Operating Officer of Syngenta Seeds. Since joining the Company in 2002, Michael Mack has served as Head of Crop Protection, NAFTA Region. Prior to this, he was President of the Global Paper Division of Imerys SA, a Paris-based mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd. He had served there as Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. He has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

7 Christoph Mäder
Head of Legal and Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999 -2000) and Senior Corporate Counsel of Novartis International AG (1992-1998). Christoph Mäder is a member of the Supervisory Committees of the Federation of Swiss Industrial Holding Companies and the Basel Chamber of Commerce. He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

8 Domenico Scala
Chief Financial Officer. Previously Domenico Scala held various leading positions in Finance with Roche AG (1995-2003), most recently as Group Treasurer (2001-2003) and Head of Company Controlling (1999-2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993-1995) and Senior International Auditor with Nestlé SA (1990-1993). Domenico Scala graduated from the University of Basel with a degree in economics.

* Michael Mack replaces Jeffrey Beard as of January 1, 2005

A summary of Syngenta's audited consolidated financial statements is provided on pages 32-34.

For full details and analysis of the Group's audited financial results, prepared in accordance with IFRS, please refer to our comprehensive Financial Report which is available on request or on the Syngenta internet site (www.syngenta.com).

References to EBITDA in the following financial information exclude the impact of restructuring, impairment and discontinued operations[1].

Income statement review
Sales, at constant exchange rates (CER) increased by seven per cent. Underlying demand in the fourth quarter remained strong; reported sales reflect the realignment of sales closer to consumption for the coming season, particularly in the USA, Western Europe and Japan. Full year Crop Protection sales were seven percent higher; Seeds sales rose by six per cent.

EBITDA improved by 18 per cent (CER) to $1.4 billion benefiting from the growth in sales and continued cost efficiency.

Earnings per share, excluding restructuring and impairment and a one-off tax benefit, were up 76 per cent to $5.87. After charges for restructuring and impairment earnings per share were $4.34 (2003: $2.45). In addition to the improvement in operating income, the increase reflects lower net financial expense as well as a lower underlying tax rate.

Summarized financial information 2004 and 2003

	Excluding restructuring impairment and discontinued operations[1]		Restructuring, impairment and discontinued operations[1]		As reported under IFRS	
For the year to 31 December	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m
Sales	**7269**	**6525**	–	–	**7269**	**6525**
Gross profit	**3737**	**3277**	–	–	**3737**	**3277**
Marketing and distribution	(1382)	(1193)	–	–	(1382)	(1193)
Research and development	(809)	(726)	–	–	(809)	(726)
General and administrative	(651)	(674)	–	–	(651)	(674)
Restructuring and impairment	–	–	(354)	(163)	(354)	(163)
Operating income	**895**	**684**	**(354)**	**(163)**	**541**	**521**
Income before taxes	**820**	**545**	**(354)**	**(163)**	**466**	**382**
Income tax expense	(65)	(202)	135	68	70	(134)
Net income from continuing operations	**755**	**343**	**(219)**	**(95)**	**536**	**248**
Discontinued operations	–	–	**(108)**	**6**	**(108)**	**6**
Net income	**755**	**343**	**(327)**	**(89)**	**428**	**254**
Attributable to minority interests	(7)	3	(25)	1	(32)	4
Attributable to Syngenta AG shareholders:	**762**	**340**	**(302)**	**(90)**	**460**	**250**
One-off tax credit	(139)	–	–	–	(139)	–
Net income before one–off tax credit	**623**	**340**	**(302)**	**(90)**	**321**	**250**
Earnings/(loss) per share[3]						
– basic	**$7.24**	**$3.35**	**$(2.87)**	**$(0.89)**	**$4.37**	**$2.46**
– diluted	**$7.19**	**$3.34**	**$(2.85)**	**$(0.89)**	**$4.34**	**$2.45**
Earnings/(loss) per share before one-off tax credit[3,5]						
– basic	**$5.92**	**$3.35**	**$(2.87)**	**$(0.89)**	**$3.05**	**$2.46**
– diluted	**$5.87**	**$3.34**	**$(2.85)**	**$(0.89)**	**$3.02**	**$2.45**

	2004	2003	2004 CER[2]
Gross profit margin	**51.4%**	**50.2%**	**52.0%**
EBITDA margin[4]	**19.2%**	**18.1%**	**20.0%**
EBITDA[4]	**1395**	**1180**	
Tax rate[5]	**25%**	**37%**	
Free cash flow[6]	**623**	**559**	

[1] For further analysis of restructuring and impairment charges, see p32. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.
[2] For a description of CER see p30.
[3] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,208,929 and diluted EPS 106,015,369; 2003 basic EPS 101,682,672 and diluted EPS 101,799,899.
[4] EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined on p30.
[5] Tax rate on results excluding restructuring and impairment and a one-off tax credit associated with the crystallization of previously unrecognized tax losses.
[6] Includes restructuring and impairment cash outflows. For a description of free cash flow, see p30.

Currency: Sales were positively impacted by four per cent due to the weakness of the US dollar, notably against the Euro, although this impact narrowed in the second half. At the EBITDA level the positive effect of US dollar weakness and a benefit from hedging was offset by the strength of the Swiss franc and sterling.

Crop Protection: Sales increased across all product lines and in all regions, with Europe and Latin America generating the strongest growth. Increased disease pressure, notably from soybean rust in Latin America and *Septoria* resistance in European cereals, contributed to a double-digit increase in fungicide sales, with AMISTAR® exceeding $500 million. Insecticides benefited from the roll-out of new combination products while solid growth in herbicides demonstrated the strength of this product line. Professional Products continued a record of top line growth driven largely by the expansion of seed treatment. Total sales of new products grew by 32 per cent (CER) to reach $688 million with continuing growth in the CALLISTO® range ($289 million) and in ACTARA®/CRUISER® ($298 million) as well as the successful launch of ENVOKE® on cotton in the USA. The range rationalization program reduced sales by $49 million (CER) in 2004. This four year program, with a cumulative sales impact of $301 million, is now complete. EBITDA rose by 22 per cent (CER) to $1463 million.

Seeds: Sales increased across all businesses and in all regions. Sales of Vegetables and Flowers increased by 10 per cent. Demand in Field Crops, notably US corn and soybean, was strong; reported sales increased by two per cent, impacted by the realignment of sales in the fourth quarter for the coming season's consumption. US field crops seeds have a marked seasonal pattern of sales and profit, heavily weighted to the first half. Following their acquisition in the second half of 2004, GARST® and GOLDEN HARVEST® made a negligible contribution to sales, as expected, and their consolidation resulted in the reduction of Seeds EBITDA by 48 per cent (CER) to $68 million. These acquisitions are expected to be accretive from 2005. The integration of GARST® and GOLDEN HARVEST® into the North American field crops business is well underway. These acquisitions have significantly increased Syngenta's market share and, from 2005, the US field crops business will benefit from broader geographic reach, enhanced germplasm and a range of biotechnology input traits.

Plant Science: Following the acquisition of GARST® and GOLDEN HARVEST®, the management of corn and soybean trait development activities with the associated cost has been transferred to Seeds. In August Syngenta signed a long-term technology agreement with Delta and Pine Land (D&PL), the US leader in cotton seed, under which D&PL will commercialize Syngenta's insect control technology for cotton.

Restructuring, impairment and discontinued operations: Total restructuring and impairment charges during the period were $354 million (cash: $171 million; non-cash: $183 million) of which the majority related to the program to streamline global operations, announced in February 2004. The total cost of the program is expected to be around $850 million over five years including a non-cash charge of $350 million. Peak savings of $300 million are expected by the end of 2008. The sale of SF Chem resulted in an additional charge of $108m.

Regional sales analysis

Crop Protection

Sales in Europe, Africa and the Middle East demonstrated growth across all product lines, following drought in 2003, with notable contributions from the entire fungicide range and selective herbicides, particularly CALLISTO®. Double-digit increases were registered in France and Eastern Europe, the latter benefiting from increased investment in agriculture and economic growth.

In NAFTA sales of selective herbicides were stable in a challenging market whilst non-selectives continued to be affected by price pressure in glyphosate in the USA, which offset volume growth. Fungicide sales growth was driven primarily by the success of AMISTAR®. Insecticide sales were lower, due to a reduction in the sales of FORCE® and, to a lesser extent, KARATE®. Professional Products – notably seed treatment and turf – performed well. Strong growth continued in Mexico and in Canada with the roll-out of CRUISER® on canola.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as the international competitiveness of growers and strong export demand encouraged an increase in acreage under cultivation. The strongest growth was generated by insecticides, notably ACTARA®, and by fungicides, with a significant increase in AMISTAR® sales to control the spread of soybean rust. The launch of the combination product PRIORI®Xtra, with both preventative and curative action, further strengthened Syngenta's position in this important new market.

In Asia Pacific underlying demand in Japan was strong. Sales grew strongly in China where channel inventories have now returned to normal levels. India showed good growth, and sales in Australia improved in the second half.

Cash flow and balance sheet

Free cash flow, post acquisitions, of $623 million reflected the increase in operating income, a reduction in working capital in the second half and lower net financial expense. The ratio of average trade working capital as a percentage of sales was 40 per cent (2003: 42 per cent). Fixed capital expenditure of $166 million was below depreciation of $250 million.

At period end net debt was $864 million (2003: $1.2 billion) representing a gearing ratio of 15 per cent (2003: 24 per cent).

Cash return to shareholders

In February 2004 the company announced its intention to return over $800 million to shareholders between 2004 and 2006. A total dividend of $142 million was paid in July. In May the company commenced a share repurchase program; by end December 1.7 million shares had been repurchased at an average price of CHF 107.2 which equates to $143 million. These shares will be cancelled, subject to approval at the Annual General Meeting (AGM) on 26 April.

In view of the ongoing strength of financial performance, the 2004 to 2006 cash return program has been enhanced to more than $1 billion. As part of this program a dividend of CHF 2.70, to be paid by way of a nominal par value reduction, will be submitted for shareholder approval at the AGM on 26 April.

Constant exchange rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Free cash flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

EBITDA

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

Restructuring, impairment and discontinued operations

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta's short-term employee incentive compensation schemes. Syngenta's definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment costs in 2004 related primarily to the operational efficiency program; in 2003 they related primarily to merger and integration activities following the creation of Syngenta. Further information on restucturing and impairment is available in the Financial Report 2004.

On 30 September 2004 Syngenta sold its 75 percent interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement and in the consolidated cash flow statement.

Unaudited full year product line and regional sales

	Full year 2004 $m	Full year 2003 $m	Actual %	CER[1,2] %	Ex RR[1] %
Syngenta					
Crop Protection	6030	5421	+11	+7	+8
Seeds	1239	1104	+12	+6	+6
Total	**7269**	**6525**	**+11**	**+7**	**+8**
Crop Protection					
Product line					
Selective herbicides	1867	1717	+9	+4	+6
Non-selective herbicides	645	616	+5	+2	+2
Fungicides	1702	1438	+18	+12	+13
Insecticides	1049	960	+10	+7	+7
Professional products	708	642	+9	+5	+7
Others	59	48	+21	+16	+16
Total	**6030**	**5421**	**+11**	**+7**	**+8**
Regional					
Europe, Africa and Middle East	2251	1978	+14	+5	+6
NAFTA	1869	1848	+1	-	+1
Latin America	1017	748	+36	+36	+37
Asia Pacific	893	847	+6	+1	+2
Total	**6030**	**5421**	**+11**	**+7**	**+8**
Seeds					
Product line					
Field Crops	648	598	+8	+2	+2
Vegetables and Flowers	591	506	+17	+10	+10
Total	**1239**	**1104**	**+12**	**+6**	**+6**
Regional					
Europe, Africa and Middle East	641	565	+13	+3	+3
NAFTA	437	400	+9	+8	+8
Latin America	86	79	+8	+8	+8
Asia Pacific	75	60	+26	+19	+19
Total	**1239**	**1104**	**+12**	**+6**	**+6**

[1] Product line variances take into account minor reclassifications made in 2004.
[2] Growth at constant exchange rates, see p30.

Condensed consolidated income statement

For the year to 31 December	2004 $m	2003 $m
Sales	**7269**	**6525**
Cost of goods sold	(3532)	(3248)
Gross profit	**3737**	**3277**
Marketing and distribution	(1382)	(1193)
Research and development	(809)	(726)
General and administrative	(651)	(674)
Restructuring and impairment	(354)	(163)
Operating income	**541**	**521**
Income/(loss) from associates and joint ventures	(2)	(1)
Financial expenses, net	(73)	(138)
Income before taxes	**466**	**382**
Income tax credit/(expense)	70	(134)
Net income from continuing operations	**536**	**248**
Discontinued operations	(108)	6
Net income/(loss)	**428**	**254**
Attributable to:		
Minority interests	(32)	4
Syngenta AG shareholders	**460**	**250**
Earnings/(loss) per share[1]		
Basic	**$4.37**	**$2.46**
Diluted	**$4.34**	**$2.45**

[1] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,208,929 and diluted EPS 106,015,369; 2003 basic EPS 101,682,672 and diluted EPS 101,799,899.

Restructuring and impairment

	2004 $m	2004 $m	2003 $m	2003 $m
Restructuring costs:				
Write-off or impairment				
– property, plant & equipment	(132)		(44)	
– intangible assets	(1)		–	
– inventories	(1)		–	
Non–cash pension restructuring charges	(50)		9	
Cash costs				
– operational efficiency	(136)		–	
– Seeds acquisition integration	(16)		–	
– merger and other cash costs	(19)		(184)	
Total		(355)		(219)
Other impairment of assets		–		–
Gains from product disposals		1		17
Gain on sale of technology and intellectual property license		–		39
Total restructuring and impairment charge		**(354)**		**(163)**

Condensed consolidated balance sheet

As at 31 December	2004 $m	2003 $m
Assets		
Current assets		
Cash and cash equivalents	227	206
Trade accounts receivable	1887	1707
Other accounts receivable	337	308
Other current assets	766	696
Inventories	2192	1811
Total current assets	**5409**	**4728**
Non-current assets		
Property, plant and equipment	2188	2374
Intangible assets	2951	2658
Investments in associates and joint ventures	114	107
Deferred tax assets	946	671
Other financial assets	378	430
Total non-current assets	**6577**	**6240**
Assets held for sale	22	–
Total assets	**12008**	**10968**
Liabilities and equity		
Current liabilities		
Trade accounts payable	(1466)	(862)
Current financial debts	(423)	(749)
Income taxes payable	(312)	(289)
Other current liabilities	(765)	(747)
Provisions	(258)	(265)
Total current liabilities	**(3224)**	**(2912)**
Non-current liabilities		
Non-current financial debts	(1117)	(1017)
Deferred tax liabilities	(1119)	(1071)
Provisions	(870)	(845)
Total non-current liabilities	**(3106)**	**(2933)**
Total liabilities	**(6330)**	**(5845)**
Shareholders' equity	(5658)	(5056)
Minority interests	(20)	(67)
Total equity	**(5678)**	**(5123)**
Total liabilities and equity	**(12008)**	**(10968)**

Condensed consolidated cash flow statement

For the year to 31 December	2004 $m	2003 $m
Operating income	**541**	**521**
Reversal of non-cash items;		
Depreciation, amortization and impairment on:		
– property, plant and equipment	385	298
– intangible assets	250	243
Loss/(gain) on disposal of fixed assets	–	(62)
Charges in respect of share based compensation	33	18
Charges in respect of provisions	420	386
Cash (paid)/received in respect of;		
Interest and other financial receipts	221	71
Interest and other financial payments	(235)	(185)
Taxation	(128)	(116)
Restructuring costs	(185)	(179)
Contributions to pension schemes	(144)	(110)
Other provisions	(104)	(157)
Cash flow before working capital changes	**1054**	**728**
Change in net current assets and other operating cash flows	255	63
Cash flow from operating activities	**1309**	**791**
Additions to property, plant and equipment	(166)	(211)
Proceeds from disposals of property, plant and equipment	49	31
Purchase of intangibles and other financial assets	(104)	(58)
Proceeds from disposals of intangible and financial assets	19	21
Business divestments	1	14
Business acquisitions (net of cash acquired)	(479)	–
Acquisition of minorities	(6)	(29)
Cash flow used for investing activities	**(686)**	**(232)**
Increases in third party interest-bearing debt	202	369
Repayment of third party interest-bearing debt	(640)	(938)
(Purchase)/sale of treasury shares	(98)	4
Dividends paid to group shareholders	(142)	(65)
Dividends paid to minorities	(1)	–
Cash flow used for financing activities	**(679)**	**(630)**
Net cash flow from discontinued operations	**41**	**(1)**
Net effect of currency translation on cash and cash equivalents	36	46
Net change in cash and cash equivalents	**21**	**(26)**
Cash and cash equivalents at the beginning of the period	**206**	**232**
Cash and cash equivalents at the end of the period	**227**	**206**

Free cash flow

For the year to 31 December	2004 $m	2003 $m
Cash flow from operating activities	1309	791
Cash flow used for investing activities	(686)	(232)
Free cash flow	**623**	**559**

Segmental results for 2004 excluding restructuring and impairment

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**6030**	**1239**	**–**	**7269**
Gross profit	3108	629	–	3737
Marketing and distribution	(1040)	(339)	(3)	(1382)
Research and development	(499)	(186)	(124)	(809)
General and administrative	(539)	(99)	(13)	(651)
Operating income	**1030**	**5**	**(140)**	**895**
EBITDA	**1463**	**68**	**(136)**	**1395**
EBITDA (%)	**24.3**	**5.5**	**n/a**	**19.2**

Segmental results for 2003 excluding restructuring and impairment

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**5421**	**1104**	**–**	**6525**
Gross profit	2709	568	–	3277
Marketing and distribution	(916)	(275)	(2)	(1193)
Research and development	(453)	(164)	(109)	(726)
General and administrative	(582)	(70)	(22)	(674)
Operating income	**758**	**59**	**(133)**	**684**
EBITDA	**1203**	**105**	**(128)**	**1180**
EBITDA (%)	**22.2**	**9.5**	**n/a**	**18.1**

Reconciliation of segment EBITDA to segment operating income excluding restructuring and impairment

2004	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Operating income	**1030**	**5**	**(140)**	**895**
Income/(loss) from associates and joint ventures	(2)	2	(2)	(2)
Depreciation, amortization and other impairment	435	61	6	502
EBITDA	**1463**	**68**	**(136)**	**1395**

2003				
Operating income	**758**	**59**	**(133)**	**684**
Income/(loss) from associates and joint ventures	(1)	2	(2)	(1)
Depreciation, amortization and other impairment	446	44	7	497
EBITDA	**1203**	**105**	**(128)**	**1180**

SHAREHOLDER INFORMATION >>

The shares are listed on the Swiss Exchange and on the New York Stock Exchange, where Syngenta shares are traded as ADSs (American Depositary Shares).[1]

Trading symbols	Swiss Stock Exchange	New York Stock Exchange
Shares	SYNN	SYT

Outstanding shares at year-end 2004	31 December 2004
Total outstanding shares	**112,564,584**
of which treasury shares	**7,481,421**

Share price and market capitalization[2] at year-end 2004	31 December 2004
Share price (CHF)	**120.8**
ADS price (USD)	**21.4**
Market capitalization (CHF million)	**12,694**
Market capitalization (USD million)	**11,234**

Reporting dates	
Annual General Meeting and first quarter trading statement	26 April 2005
Half-year results	28 July 2005
Third quarter trading statement	21 October 2005
Announcement of 2005 full-year results	9 February 2006

A full form 20-F will be accessible from mid-March at www.syngenta.com under Financial Information.

[1] 1 share = 5 ADSs.
[2] For the purposes of calculating market capitalization the number of shares stood at 105.1 million.



Syngenta share price
Relative performance since 13 November 2000
— Syngenta
— SMI
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
Dec 00
Jan 01
Dec 01
Jan 02
Dec 02
Jan 03
Dec 03
Jan 04
Dec 04

CONTACT INFORMATION >>

Switzerland
Investor Relations
T +41 61 323 58 83
F +41 61 323 58 80

Share Register
T +41 62 311 61 25
F +41 62 311 61 93

Shareholder Services
T +41 61 323 20 95
F +41 61 323 54 61

Media Relations
T +41 61 323 23 23
F +41 61 323 24 24

To order publications
T +41 61 323 75 79
F +41 61 323 39 66

Syngenta switchboard
T +41 61 323 11 11
F +41 61 323 12 12

USA
Investor Relations
T +1 917 322 25 69
F +1 917 322 25 70

Media Relations
T +1 202 347 8348
F +1 202 347 8758

Syngenta on the Internet
www.syngenta.com
1,789,931 visitors in 2003
2,512,628 visitors in 2004
Annual Report 2003 downloaded 8,640 times for the year to December 31, 2004

An e-mail subscription service provides updates alerts for investors:
http://www.syngenta.com/en/site/subscription.aspx

The full year results presentation can be viewed up to 12 months after the event at:
http://www.syngenta.com/en/investor/finance.aspx

Syngenta AG
Communication and Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

For the business year 2004, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet: www.syngenta.com

All documents were originally published in English. The Annual Report 2004 and the Corporate Governance Report 2004 are also available in German. The Corporate Social Responsibility Report 2004 is also available in German, French and Portuguese.

Editorial completion: February 2005

Cover photography:
Cho Ban
Management & Board photography:
Marcus Lyon, Howard Brundrett

Design:
Addison Corporate Marketing

Print:
St. Ives Westerham Press

Project management:
Com.factory AG

Printed on Hello Matt, which is made with wood fiber from managed forests in Austria, Scandinavia, Portugal and North America and is manufactured at a mill that has achieved the ISO14001 and EMAS environmental management standards.

Cautionary statement regarding forward-looking statements
This Annual Report contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.


WWW. SYNGENTA. COM
016747.00.040 (a)


FINANCIAL REPORT 2004
1ST PLACE
REAP REWARDS
syngenta

SYNGENTA GROUP FINANCIAL REPORT

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 of the consolidated financial statements.

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta or its predecessor. Investors should read the whole document and not rely on the summarized information.

Financial Highlights

(US$ million except where stated)	2004	2003 (adjusted)	2002 (adjusted)	2001 (adjusted)	2000 (adjusted)
	Year ended December 31,				
Amounts in accordance with IFRS [(1)]					
Income statement data					
Sales	7,269	6,525	6,163	6,301	4,839
Cost of goods sold	(3,532)	(3,248)	(3,088)	(3,168)	(2,404)
Gross profit	3,737	3,277	3,075	3,133	2,435
Operating expenses	(3,196)	(2,756)	(2,865)	(2,780)	(1,462)
Operating income	541	521	210	353	973
Income/(loss) before taxes	466	382	(15)	97	887
Income/(loss) from continuing operations	536	248	(68)	25	556
Net income/(loss) attributable to Syngenta AG shareholders	**460**	**250**	**(65)**	**27**	**555**
Number of shares - basic	105,208,929	101,682,672	101,541,119	101,400,583	74,103,761
- diluted	106,015,369	101,799,899	101,586,435	101,400,583	74,103,761
Basic earnings/(loss) per share					
From continuing operations	**5.16**	**2.41**	**(0.71)**	**0.25**	**7.40**
From discontinued operations	**(0.79)**	**0.05**	**0.07**	**0.02**	**0.09**
Total	**4.37**	**2.46**	**(0.64)**	**0.27**	**7.49**
Diluted earnings/(loss) per share					
From continuing operations	**5.12**	**2.40**	**(0.71)**	**0.25**	**7.40**
From discontinued operations	**(0.78)**	**0.05**	**0.07**	**0.02**	**0.09**
Total	**4.34**	**2.45**	**(0.64)**	**0.27**	**7.49**
Cash dividends declared - CHF per share	-	0.85	0.80	-	-
- US$ per share equivalent	-	0.64	0.48		
Par value reduction - CHF per share	1.70	-	-	-	-
- US$ per share equivalent	1.35	-	-	-	-
Cash flow data from continuing operations					
Cash flow from operating activities	1,309	791	769	548	610
Cash flow from/(used for) investing activities	(686)	(232)	(254)	(122)	1,045
Cash flow from/(used for) financing activities	(679)	(630)	(602)	(868)	(968)
Capital expenditure on tangible fixed assets	(166)	(211)	(157)	(253)	(185)
Balance sheet data					
Current assets less current liabilities	2,185	1,816	1,139	880	(213)
Total assets	12,008	10,968	10,526	10,709	11,815
Total non-current liabilities	(3,106)	(2,933)	(2,938)	(3,110)	(2,147)
Total liabilities	(6,330)	(5,845)	(6,096)	(6,550)	(7,504)
Share capital	525	667	667	667	667
Total shareholders' equity	5,658	5,056	4,350	4,086	4,210
Other supplementary income data					
Diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment [(2)]	7.19	3.34	2.17	2.11	2.62
Amounts in accordance with US GAAP					
Sales	7,269	6,525	6,163	6,323	4,876
Net income/(loss) from continuing operations	429	247	(201)	(258)	172
Net income/(loss) attributable to Syngenta AG shareholders	352	250	(198)	(254)	171
Total assets (unaudited)	12,292	11,418	11,023	11,329	12,826
Total non-current liabilities (unaudited)	(3,391)	(3,141)	(3,133)	(3,300)	(2,621)
Total equity	5,648	4,202	4,536	4,418	4,820
Basic earnings/(loss) per share					
From continuing operations	4.14	2.42	(2.01)	(2.52)	2.22
From discontinued operations	(0.79)	0.04	0.06	0.02	0.09
Diluted earnings/(loss) per share					
From continuing operations	4.11	2.41	(2.01)	(2.52)	2.22
From discontinued operations	(0.78)	0.04	0.06	0.02	0.09

Notes

[1] Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP).
The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 to the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered. For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date. The basis of preparation for 2000 is explained further in Appendix A of this section.

[2] Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be limited continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance.

Restructuring and impairment charges for 2004, 2003 and 2002 are analyzed in Note 7 to the consolidated financial statements. Restructuring and impairment for 2001 represents the costs of integrating the separate Novartis agribusiness and Zeneca agrochemicals business legacy organizations and the announced closure of certain manufacturing sites and refocusing of other continuing manufacturing sites. Restructuring and impairment for 2000 consisted of US$261 million of restructuring costs, US$68 million of merger costs and US$785 million of product divestment gains in connection with the transactions which formed Syngenta. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A at the end of this section.

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See "cautionary statement concerning forward-looking statements" at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Prospects and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Over 64% of Syngenta's sales and over 65% of Syngenta's costs are denominated in currencies other than US dollars. Therefore Syngenta's results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2004 were 11% higher than 2003 on a reported basis, but were 7% higher when calculated at constant rates of exchange. The company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to improve growers' yield and food quality. Syngenta aims to be the partner of choice for Syngenta's grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta's results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta's industry. Syngenta's results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngenta's largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 40% and 32% respectively of consolidated sales in 2004 (2003: 39% and 34%, 2002: 37% and 37%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 25% of sales in 2004 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling. Sales in Swiss francs and British pounds sterling together make up 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging.

The consolidated financial statements are based upon Syngenta's accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

In 2004, improved sales reflected agricultural market recovery in Europe following the 2003 drought and continued strength in Latin America. Results of operations in 2003 and 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions, though there were some signs of stabilization in the crop protection market in the second half of 2003. In addition, Syngenta sells its products through distribution channels in order to service the end user of its products and in several countries these distributors have carried high levels of inventories at certain times in the past. Syngenta has been working with distributors in several countries to reduce the level of inventories and thereby align sales from Syngenta more closely with sales by the distributor to the crop grower and usage by the crop grower on the farm. Amongst other benefits, this strategy reduces credit risk and is one that Syngenta has most effectively pursued in Latin America. In particular, as a result of adverse economic conditions in the Brazilian market during 2001, which led to lower sales to end-users, inventories in the distribution channel reached particularly high levels. During 2002, Syngenta worked to reduce these inventories. This was an example of what is referred to as "channel de-stocking". Sales by Syngenta in that year were reduced below the level of usage by the grower and are typically below the level of Syngenta sales in the previous year. In the year following channel de-stocking, Syngenta's sales are more in line with usage by the grower and typically are therefore higher than sales in the previous year.

Seeds Acquisitions and Reallocation of Trait Development Costs to Seeds

On September 1, 2004, after Fox Paine acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.V's European, Asian and Latin American subsidiaries and other parts of its North America business to Fox Paine & Co. The net cash cost of acquisition, after deducting proceeds of assets purchased exclusively for resale and cash in the acquired companies was US$325 million. Syngenta retains a 90% interest in Advanta's former corn, soybean and wheat seed business in North America, which trades as Garst.

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as "Golden Harvest": Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cost of the acquisition, net of cash acquired was US$154 million.

These transactions are described in Note 3 to the consolidated financial statements. The acquisitions significantly enhance Syngenta's share in the US corn and soybean seeds markets, reported within Field Crops. However, with completion of the transactions after the end of the main 2004 selling season, the acquisitions did not significantly contribute to sales in 2004. Following the acquisitions, corn and soybean trait development expenditure has been transferred to Seeds, where future revenues will be realized; these costs have been reallocated from Plant Science to Seeds with retrospective effect as shown in Note 4 to the consolidated financial statements.

Divestment of SF-Chem AG

On September 30, 2004, Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million. This business was previously shown as part of the Crop Protection segment, and has now been presented as a discontinued operation in the consolidated income statement and segmental results. This transaction is described in Note 3 to the consolidated financial statements.

Changes in Accounting Policies

The International Accounting Standards Board issued several new or revised accounting standards between December 2003 and March 2004. These standards are mandatory for Syngenta as from January 1, 2005. Wherever practicable, Syngenta has adopted these standards early as from January 1, 2004. Notes 2 and 34 to the consolidated financial statements contain a full description of the changes. Where relevant, the 2002 and 2003 information in the consolidated financial statements has been adjusted to reflect the new presentation.

Merger Synergy Program

Syngenta was formed in November 2000 as a result of the merger of the Zeneca agrochemicals business with the Novartis agribusiness. The merger was part of a general trend to consolidation in the crop protection and agrochemicals industries as market growth slowed. One of the principal strategies announced by the new combined company was to implement a cost savings and synergies program in the crop protection business (which we refer to as the "Merger Synergy Program"), and implementation of such plan has been an integral element of Syngenta's business strategy since the merger. Because there was no duplication by the combining companies in the seeds business, the Merger Synergy Program did not contemplate savings in that segment. At the time of the merger, US$525 million of cost savings were identified through the implementation of synergy programs to eliminate duplicated activities between the businesses. Approximately 40% of such savings were expected to come from rationalizing SG&A functions largely through headcount reductions of the combined staff and closure of duplicated offices. Approximately 40% were expected from economies in manufacturing capacity. The balance was expected from R&D synergies, also through headcount reductions, the closure of excess and duplicated research facilities and development field stations and increased site alignment with specific centers of excellence. Planned realization of such cost savings was expected over the three-year period following the merger, with 30% to be realized in 2001, 70% by the end of 2002 and 100% by the end of 2003. These targets were set forth in the prospectus used by Syngenta in connection with the merger. This estimate was increased in 2002 to a target of US$625 million and was expected to be achieved by the end of 2004. The increase was partly the result of further opportunities identified after the start of implementing the program and also in response to continuing adverse market conditions. These cost savings targets were to be measured against the total operating costs (cost of goods sold plus operating expenses) of the combining companies in 2000, prepared with financial measurement in accordance with IFRS and consistent with the unaudited pro forma combined financial statements for Syngenta included in the prospectus dated November 10, 2000, relating to the global offering of Syngenta shares, except that such measure of total operating costs in 2000 is net of gains on mandated product divestments of US$582 million. It was originally estimated that cash restructuring costs of US$900 million, including costs of the merger transaction and the business integration, would be incurred to complete this program. This estimate was increased to US$1 billion when the cost saving target was increased to US$625 million in 2002.

This section provides a final update on the Company's progress in achieving these targets. This update is included (i) so that investors who invested in Syngenta on the basis of our cost savings strategy can measure our progress and (ii) because the implementation of the cost savings strategy has been one of the principal drivers of the changes in our margins and operating income since the merger. Information about "cumulative annual savings" is presented, which refer to savings in the relevant year compared to 2000, and "additional annual savings", which refer to annual savings in the relevant year compared to the prior year. For example, for 2004 it is reported below that cumulative annual savings from the Merger Synergy Program are US$647 million, which means that annual savings in 2004 of US$647 million were achieved compared to pro forma total costs in 2000, and it is reported that additional annual savings of US$88 million were achieved, which means that US$88 million of the US$647 million in total savings are additional cost savings relative to those achieved in 2003. Such additional annual savings include savings achieved for the first time in 2004 and the full year impact of savings achieved in 2003. The sum of the additional annual savings from 2001 to 2004 equals the cumulative annual savings for 2004. The 2004 savings represent the last savings expected to be achieved as part of the merger synergy program.

Up to the end of 2003, cumulative annual savings under the merger synergy program were reported as US$559 million, with additional annual savings in 2001, 2002 and 2003 of US$165 million, US$197 million and US$197 million respectively. The calculation of these merger synergy related cost savings is described in the Operating and Financial Review and Prospects within Syngenta's annual report, as amended, filed with the Securities and Exchange Commission on December 6, 2004. The calculations for 2002 and 2003 have been adjusted below for the changes in accounting policy and the divestment of SF-Chem AG noted above, though with no change to reported savings. Additional annual savings in 2004 slowed to US$88 million as the program was completed, bringing the final cumulative annual savings from the program to US$647 million.

On a reported basis, total operating costs in 2004 were US$6,728 million, which represent an increase of US$724 million compared to the total operating costs of US$6,004 million in 2003 (as adjusted for changes in accounting policy as set out in this report). In calculating total merger synergy savings, restructuring and impairment are excluded, which in 2004 principally represents the direct costs of implementing the Operating Efficiency Program. Restructuring and impairment amounted to a net cost of US$354 million in 2004 and a net cost of US$163 million in 2003. The achievement of US$88 million in additional savings is calculated after further excluding the impact of changes in economic and industry conditions and changes impacting Syngenta that have impacted the company's results but which are beyond the scope of the Merger Synergy Program. The excluded costs over the 2000 to 2004 period have been consistently applied and include variances with favorable impact on costs such as lower sales volumes (the volume growth in 2004 has adversely impacted reported costs) or improved product mix (which would be inappropriate to classify as synergy benefits) and include adverse items such as the impact of financial market factors on pension costs and of a widespread increase in insurance premiums which were unforeseeable at the time of the merger and which impacted the industry in general and would have impacted both predecessor businesses had the merger not occurred. The impact of currency on the cost base, which had both favorable and adverse effects over the 2000-2004 period and which was offset by a favorable impact on revenues, was excluded. Other excluded items are described below. While adjustments for these items were made to calculate the level of merger synergy savings achieved, these items have had a significant impact on the reported results and Syngenta's ability to become more efficient following the merger. No allowance was made in the calculation for cost or salary inflation over the period as it was recognized that it was unlikely that the crop protection business would be able to pass on higher costs to customers through higher sales prices and that, therefore, the impact of higher costs would need to be absorbed if ongoing earnings growth was to be achieved. Accordingly, investors should use caution in evaluating the presentation of synergy cost savings because such presentation excludes important increases in costs that have affected the company's financial results since 2000. It is important to read the entire Operating and Financial Review and Prospects contained in this annual report to fully understand how costs have changed in 2004.

The principal changes in economic and general industry conditions in 2004 that have impacted results but which are not related to the merger synergy program and which have been excluded from the merger synergy costs savings calculation are:

- Weakening of the US dollar, which, while benefiting reported sales, has increased reported costs to the extent such costs are denominated in other currencies. The impact of exchange rates has been excluded in calculating merger synergy savings.
- World stock markets and interest rates have declined significantly since 2000. As a result, Syngenta's pension plan investments have declined in value over that period, and the present value of Syngenta's pension obligations (which are calculated using a discount rate equal to the current long term interest rate on AA rated corporate bonds) have increased. The impact of changes in pension costs have consistently been excluded from our merger synergy savings as such increase was the result of a change in economic conditions that would have also impacted the two prior companies absent a

combination. Defined benefit pension costs in 2004 are estimated to be marginally lower than in 2003 and this benefit has been excluded from the calculation.

- Insurance premiums increased significantly across insurance categories in 2002, and 2003, primarily impacting Syngenta's results beginning in 2003. These increases related to the insurance market generally and were not specific to Syngenta or any change in the risk profile of Syngenta. The impact of such increased premiums have been excluded from Syngenta's merger synergy savings for similar reasons as for the change in pension costs. The increase in costs in 2004 is relatively minor compared to 2003, but has been excluded from the calculation for consistency.

In addition to the above general industry and economic factors, certain factors, both favorable and adverse, have impacted Syngenta's reported cost base over the 2000-2004 period that are not relevant to evaluating merger synergy cost savings and have therefore been excluded as well. Specifically:

- As a result of generally weak industry conditions, until 2003, crop protection sales volumes fell over the 2001-2003 period, which reduced cost of goods sold, but increased in 2004. Adjustments to the reported savings were made because it would not be appropriate to include the impact of volume changes, favorable or adverse, as a cost saving from the synergy program.
- To improve gross margins, several lower margin, older products have been removed from the sales range and largely been replaced with new higher margin products, which also reduced cost of goods sold per dollar of products sold. Reported savings have also been adjusted to exclude this change, as it is not appropriate to count reduced cost of goods sold due to a change in product mix as a cost saving from the synergy program.
- The merger synergy program did not encompass the seeds business, as there was no duplication of activities in this segment. Therefore all changes in costs related to that business are excluded from the calculation. In 2004, the reported cost growth in the seeds business included the impact of acquisitions.
- In 2002, a major coordinated project was initiated to enhance Syngenta's business processes and systems known as "Creating Syngenta". Because the costs related to this significant project are not expected to be indicative of operations going forward (the project is expected to deliver future business benefits through, for example, the implementation of customer relationship management ("CRM") processes and systems) and this project is not related to the merger synergy program, such costs are excluded. In 2004, as the project neared completion, costs were lower than in 2003.
- Other specific cost variances outside the scope of the merger synergy program, including provisions for the costs associated with various legal actions in which Syngenta is involved, have been excluded. In 2004 these costs included additional funding for growth businesses of US$56 million. This additional expenditure was focused on growth projects in the Latin America region and in the Professional Products and Plant Science businesses.

(US$ millions)	Reported costs	Decrease/(increase) in reported costs [1]	Additional Merger Synergy cost savings
2001	5,948		
2002	5,953	(5)	197
2003	6,004	(51)	197
2004	6,728	(724)	88

[1] Represents the decrease/(increase) in total operating costs, as reported, in each year compared to the previous year.

The following is a reconciliation of the change in reported costs and the additional merger synergy program savings in 2004, 2003 and 2002:

(US$ millions)	2004 Additional Savings	2003 Additional Savings	2002 Additional Savings
Change in reported costs	- 724	- 51	- 5
Variances excluded (+ve increase/-ve decrease in reported cost):			
Restructuring expenses	+ 191	- 233	+ 119
Exchange rate movements	+ 274	+ 445	+ 70
Crop protection volumes/mix	+ 136	- 74	- 61
Pension costs	- 8	+ 45	-
Insurance costs	+9	+ 10	-
Seeds	+200	+ 30	- 2
"Creating Syngenta" program	- 9	+ 2	+ 52
Additional funding for growth	+ 56	-	-
Operational Efficiency savings	- 7	-	-
Other	- 30	+ 23	+ 24
Merger Synergy cost savings	**88**	**197**	**197**

Operational Efficiency Program
On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of US$300 million by the end of 2008, measured by comparing total operating costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix, savings related to the merger synergy program and specifically identified expenditures such as growth projects. As noted in the table above, it is estimated that savings of US$7 million were generated in 2004 from initiatives in the Operational Efficiency program. These 2004 savings were largely in Research and Development following the restructuring announcement in mid-2004. Implementation of the program is currently at an early state and only US$24 million of the estimated US$500 million total cash cost of the program had been spent by the end of 2004. Excluding those employed in the Seeds business, headcount in research, technology and development has reduced by nearly 200 in 2004 to approximately 2,600.

Results of Operations
2004 Compared to 2003
Sales commentary

Total Syngenta consolidated sales for 2004 were US$7,269 million, compared to US$6,525 million in 2003 with growth of 11% in US dollars and 7% at constant exchange rates due to higher sales volumes. The analysis by segment is as follows:

(US$ million, except growth %)	Full Year 2004	Full Year 2003 (adjusted)[1]	Growth Actual %	Growth CER %
Crop Protection	6,030	5,421	+ 11	+ 7
Seeds	1,239	1,104	+ 12	+ 6
Total	**7,269**	**6,525**	**+ 11**	**+ 7**

Sales by region were as follows:

(US$ million, except growth %)	Full Year 2004	Full Year 2003 (adjusted)	Growth Actual %	Growth CER %
Europe, Africa and Middle East	2,892	2,543	+ 14	+ 4
NAFTA	2,306	2,248	+ 3	+ 2
Latin America	1,103	827	+ 33	+ 33
Asia Pacific	968	907	+ 7	+ 2
Total	**7,269**	**6,525**	**+ 11**	**+ 7**

Crop Protection
Sales in 2004 were 11% higher than in 2003, following 4% growth in 2003 compared to 2002. The weakness of the US dollar contributed to growth in both years and at constant exchange rates sales were 7% higher in 2004 than 2003 and 2% lower in 2003 compared to 2002. Sales volumes were 8% higher in 2004 than 2003, offset by a 1% decline in local currency prices. Agricultural markets recovered in Europe after the drought of 2003 and remained strong in Latin America. Increased crop disease, notably from soybean rust and septoria resistance, contributed to a strong increase in fungicide sales. Insecticides benefited from the roll-out of new combination products and high insect pest pressure. Total sales of new products grew by 37%, 32% at constant exchange rates to reach US$688 million with continuing growth in the CALLISTO® range (US$289 million) and in ACTARA® / CRUISER® (US$298 million) as well as the successful launch of ENVOKE® on cotton in the USA.

Sales by product line are set out below.

Product line	Full Year 2004 US$ million	Full Year 2003 US$ million (adjusted)	Growth[2] Actual %	Growth[2] CER %
Selective herbicides	1,867	1,717	+ 9	+ 4
Non-selective herbicides	645	616	+ 5	+ 2
Fungicides	1,702	1,438	+ 18	+ 12
Insecticides	1,049	960	+ 10	+ 7
Professional products	708	642	+ 9	+ 5
Others	59	48	+ 21	+ 16
Total	**6,030**	**5,421**	**+ 11**	**+ 7**

Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and capable of controlling weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact.

Fungicides are products that prevent and cure fungal plant diseases that can drastically affect crop yield and quality.

[1] Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 of the consolidated financial statements.
[2] Product line variances take into account minor reclassifications made in 2004.

Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture such as seed treatment, public health, and turf and ornamentals.
Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE® MAX, TOPIK®
Selective herbicides sales increased by 9%, 4% at constant exchange rates with volumes 5% higher but local currency prices averaging 1% lower. Sales growth was driven by the CALLISTO® range, which grew further in the US corn-belt with the launch of LEXAR® in central and southern states. CALLISTO® sales also expanded rapidly in Europe. A decline in US sales of DUAL® / BICEP® MAGNUM was partially offset by growth in other regions. ENVOKE® made a significant contribution following its launch on cotton in the USA and there was further growth in Brazil. TOPIK® benefited from favorable conditions in France and southern Europe and from strong demand on wheat in India; in the expanding markets of Eastern Europe sales were up more than 50%.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales grew by 5%, 2% at constant exchange rates with volumes 5% higher but local currency prices 3% lower. GRAMOXONE® sales increased strongly in China following planned channel inventory reduction in 2003 but were lower in Australia due to drought. A strong recovery in TOUCHDOWN® sales in the second half, as volumes increased in NAFTA and Latin America, was partially offset by ongoing price pressure in the USA.

Fungicides: major brands ACANTO®, ALTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Fungicide sales registered strong growth across all regions, 18% higher than 2003 overall, 12% when expressed at constant exchange rates with volumes up 13% but local currency prices down 1%. AMISTAR® sales exceeded US$500 million driven by the penetration of soybean rust in Brazil and increased demand on various crops in the USA. Growth in Europe reflected the market recovery following the drought in 2003 and the launch of product combination programs to combat cereal septoria resistance, notably with BRAVO®.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Insecticide sales were 10% higher in 2004, 7% at constant exchange rates, with 9% volume growth partly offset by 2% lower local currency prices. ACTARA® sales continued their broad-based increase in penetration in many markets. KARATE® sales benefited from the strength of the Latin American markets and from high pest pressure in Europe. US sales of FORCE® declined due to a reduction in demand for soil-based corn rootworm insecticides in favor of seed treatment; this was partially offset by increased sales in Eastern Europe.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Professional Product sales were 9% higher in 2004, 5% at constant exchange rates with volumes overall growing 6% but local currency prices 1% lower. Volume growth was reduced by 2% due to range rationalization. Seed treatments continue to gain in popularity among growers in all regions. The main driver was the further success of CRUISER® in the USA, and on soybeans in Brazil. Fungicide seed treatments also grew strongly, notably MAXIM® in Brazil and France. Turf product sales improved with better weather conditions in the USA and an expansion in direct sales to golf courses in Japan.

Commentary on regional performance

	Full Year		Growth	
Regional	2004 US$ million	2003 US$ million (adjusted)	Actual %	CER %
Europe, Africa and Middle East	2,251	1,978	+ 14	+ 5
NAFTA	1,869	1,848	+ 1	-
Latin America	1,017	748	+ 36	+ 36
Asia Pacific	893	847	+ 6	+ 1
Total	**6,030**	**5,421**	**+ 11**	**+ 7**

Sales in **Europe, Africa and the Middle East** increased by 14%, due in part to the weakness of the US dollar and at constant exchange rates were 5% higher due to volume growth. Sales grew across all product lines with notable contributions from the entire fungicide range and selective herbicides, particularly CALLISTO®. Double-digit increases were achieved in France and Eastern Europe, the latter benefiting from increased investment in agriculture and economic growth.

In **NAFTA**, sales grew 1%, flat at constant exchange rates with 1% volume growth offset by a similar decline in local currency prices. Selective herbicides sales were stable in a difficult market whilst non-selective herbicide sales continued to be affected by price pressure in glyphosate in the USA, which offset volume growth in Canada. Fungicide sales growth was driven primarily by the success of AMISTAR®. Insecticide sales were lower, due to a reduction in sales of FORCE® and, to a lesser extent, KARATE®. Professional Products –

notably seed treatment and sales of turf products – performed well. Strong growth continued in Canada, where an increase in canola acres drove up sales of CRUISER®.

In **Latin America**, sales grew 36%, with 34% from increased volumes and 2% from higher US dollar prices. Sales expanded across the portfolio in Brazil and Argentina as the global competitiveness of growers in the region and strong export demand encouraged an increase in the acreage under cultivation. The strongest growth was in insecticide sales, notably ACTARA® and fungicides, with the spread of soybean rust resulting in a significant increase in AMISTAR® sales. The launch of the combination product PRIORI XTRA®, which has both preventative and curative action, further strengthened Syngenta's position in this important new market.

In **Asia Pacific,** sales grew by 6%, partly due to the weakness of the US dollar against the Japanese yen and Australian dollar and at constant exchange rates sales were 1% higher with 3% volume growth offset by a 2% decline in local currency prices. A strong underlying performance in Japan was masked by fourth-quarter channel de-stocking undertaken to align sales more closely with consumption by the grower. Sales grew strongly in China where channel inventories were reduced in 2003 and have now returned to normal levels. India showed good growth and sales in Australia improved in the second half following an earlier drought.

Seeds

Sales increased in all the major crops and regions and were 12% higher than 2003, due in part to the weakness of the US dollar and at constant exchange rates sales were up 6%, with a 3% volume increase and similar increase in local currency prices. Due to the acquisitions of Garst and Golden Harvest being completed after the end of the sales season, the impact of these acquisitions on Field Crop sales was not material.

	Full Year		Growth	
Product line	**2004 US$ million**	**2003 US$ million (adjusted)**	**Actual %**	**CER %**
Field Crops	648	598	+ 8	+ 2
Vegetables and Flowers	591	506	+ 17	+ 10
Total	**1,239**	**1,104**	**+ 12**	**+ 6**

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales were 8% higher, helped by US dollar weakness and at constant exchange rates were up 2%, with 3% higher local currency prices offset by a 1% volume decline. Sales of NK® corn grew in all regions. Underlying demand for soybean was strong throughout the year, although reported sales were lower due to the holding back of fourth quarter deliveries in the USA to align sales closer to grower consumption for the 2005 season. Oilseed sales were strong driven by growth in NK® sunflower. Sugar beet sales increased in strong Eastern European markets.

Sales of genetically modified products accounted for 15% of total Seeds product sales and 2% of total group product sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables and Flowers sales increased by 17%, 10% at constant exchange rates with volumes 8% higher and local currency prices up 2%.

Sales of vegetables grew in all regions. In the USA, sales of DULCINEA™ products exceeded US$30 million with continued growth of PUREHEART™ seedless watermelons, and the successful launch of the BELLAHEART™ cantaloupe melon. In Europe, a strong performance in fresh S&G® tomatoes, melons and squash more than offset market pressure in the processed vegetable segment.

Sales of S&G® flowers also increased across all regions reflecting strong genetics, effective supply chain management of young plants and the expansion of direct sales.

Commentary on regional performance

	Full Year		Growth	
Regional	**2004 US$ million**	**2003 US$ million (adjusted)**	**Actual %**	**CER %**
Europe, Africa and Middle East	641	565	+ 13	+ 3
NAFTA	437	400	+ 9	+ 8
Latin America	86	79	+ 8	+ 8
Asia Pacific	75	60	+ 26	+ 19
Total	**1,239**	**1,104**	**+ 12**	**+ 6**

Sales in **Europe, Africa and the Middle East** increased by 13%, helped by the weakness of the US dollar against the euro and at constant exchange rates were 3% higher due to higher local currency prices. Sales were driven by field crops in Eastern Europe, notably corn, sunflower and sugar beet. Vegetable sales benefited from favorable pricing in the fresh segment.

Whilst demand in **NAFTA** field crops was strong throughout the year, the postponement of fourth quarter soybean shipments to align sales more closely with grower consumption, led to lower sales growth. Vegetables sales benefited from the ongoing expansion of DULCINEA™, now fully consolidated. Overall, sales in the region were 9% higher, 8% at constant exchange rates with 6% from volume growth and 2% higher local currency prices.

A strong performance in **Latin America** benefited from corn market share gains in Argentina and from the development of the vegetables business in Brazil. Sales were 8% higher in 2004, with volumes 4% higher and a similar increase in US dollar prices.

In **Asia Pacific,** sales increased by 26%, 19% at constant exchange rates with 21% from volume growth partly offset by a 2% decline in local currency prices. Sales of oilseeds and corn performed well in India. In Japan flower sales benefited from the acquisition of Dia Engei in early 2004.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year		Growth
Operating Income	2004 US$ million	2003 US$ million (adjusted)	Actual %
Crop Protection	713	566	+ 26
Seeds	(20)	59	- 134
Plant Science	(152)	(104)	- 46
Total	**541**	**521**	**+ 4**

Operating income increased by 4% to US$541 million. Sales increased by 11%, including 4% from movements in exchange rates. Gross profit margin increased by 1.2%, with higher margins in the Crop Protection business due to cost savings and higher capacity utilization from the volume growth. Marketing and distribution costs increased by 16%, 11% when expressed at constant exchange rates, and included the impact of the acquisitions in Seeds which, due to completion after the end of the selling season, increased costs without significantly contributing to sales. Research and development costs increased by 11%, with 6% due to exchange rates. At constant exchange rates, cost savings in research and technology from the restructuring announced in 2004 were more than offset by increased development expenditure in Plant Science and in Seeds, partly due to the acquisitions. General and administrative costs were 3% lower, 8% at constant exchange rates, largely due to lower costs in Crop Protection. Restructuring and impairment costs increased from US$163 million in 2003 to US$354 million in 2004, largely due to the costs associated with the first year of the Operational Efficiency program initiated in February 2004. These costs are described in more detail below.

Excluding the US$354 million charges for restructuring and impairment, operating income increased by 31%. Despite a favorable impact of exchange rate movements on sales, growth in operating income excluding restructuring and impairment was reduced by 3% due to movement in exchange rates. The adverse impact on the cost base, where the weighting of euro, Swiss franc and British pounds sterling is higher than is the case with sales, more than fully offset the favorable impact on sales. Hedging income under the EBITDA hedging program, which is reported within general and administrative costs, was US$41 million in 2004 compared to US$39 million in 2003, and so it had a minor impact on the year on year comparison. Hedges are in place under the 2005 EBITDA hedging program but 2005 hedging income depends on the movements in exchange rates through 2005. The EDITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA (earnings before interest, tax, depreciation and amortization).

Crop Protection Operating Income

(US$ million, except growth %)	Total 2004	Total 2003 (adjusted)	Restructuring and impairment 2004	Restructuring and impairment 2003	Before Restructuring and impairment 2004	Before Restructuring and impairment 2003 (adjusted)	% Growth Actual	% Growth CER
Sales	6,030	5,421	-	-	6,030	5,421	+ 11	+ 7
Cost of goods sold	(2,922)	(2,712)	-	-	(2,922)	(2,712)	- 8	- 2
Gross profit	**3,108**	**2,709**	**-**	**-**	**3,108**	**2,709**	**+ 15**	**+ 12**
as a percentage of sales	*52%*	*50%*			*52%*	*50%*		
Marketing and distribution	(1,040)	(916)	-	-	(1,040)	(916)	- 14	- 9
Research and development	(499)	(453)	-	-	(499)	(453)	- 10	- 2
General and administrative	(539)	(582)	-	-	(539)	(582)	+ 7	+ 12
Restructuring and impairment	(317)	(192)	(317)	(192)	-	-		
Operating income	**713**	**566**	**(317)**	**(192)**	**1,030**	**758**	**+ 36**	**+ 39**
as a percentage of sales	*12%*	*10%*			*17%*	*14%*		

Average sales prices were 1% lower, but supply chain cost savings and higher capacity utilization from the increased sales volumes drove a 2% improvement in gross margins despite an adverse impact of almost 1% from exchange rate movements.
The weakness of the US dollar increased reported costs at actual exchange rates. Marketing and distribution costs were reported 14% higher, but at constant exchange rates, were 9% higher than 2003. The increase is partly to support business growth and partly due to increased receivable provisions due to the higher sales weighting in higher risk countries. Research and development reported costs increased by 10% but at constant exchange rates were 2% higher. General and administrative costs were 7% lower, 12% down at constant exchange rates, with reduced amortization and the reduced incidence of events that caused the recognition of new liability provisions.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2004, these costs largely relate to the Operational Efficiency Program initiated in February 2004. In 2003 these costs were largely associated with the continued implementation of the merger synergy programs. Restructuring and impairment is discussed in more detail later in this section. See "Merger Synergy Program".

Operating income was 26% higher at US$713 million, despite the increase in restructuring and impairment charges, driven by the higher sales volumes and improved gross profit margin.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$41 million (2003: US$39 million), the net effect of the weakening US dollar was to reduce the growth in operating income excluding restructuring and impairment by 3%.

Seeds Operating Income

(US$ million, except growth %)	Total 2004	Total 2003 (adjusted)	Restructuring and impairment 2004	Restructuring and impairment 2003	Before Restructuring and impairment 2004	Before Restructuring and impairment 2003 (adjusted)	% Growth Actual	% Growth CER
Sales	1,239	1,104	-	-	1,239	1,104	+ 12	+ 6
Cost of goods sold	(610)	(536)	-	-	(610)	(536)	- 14	- 9
Gross profit	**629**	**568**	**-**	**-**	**629**	**568**	**+ 11**	**+ 4**
as a percentage of sales	*51%*	*51%*			*51%*	*51%*		
Marketing and distribution	(339)	(275)	-	-	(339)	(275)	- 23	- 17
Research and development	(186)	(164)	-	-	(186)	(164)	- 13	- 10
General and administrative	(99)	(70)	-	-	(99)	(70)	- 41	- 34
Restructuring and impairment	(25)	-	(25)	-	-	-		
Operating income	**(20)**	**59**	**(25)**	**-**	**5**	**59**	**- 92**	**- 109**
as a percentage of sales	*- 2%*	*5%*			*-*	*5%*		

Sales prices were 3% higher in local currencies, but margins were flat largely due to adverse weather impact on yields of vegetable fresh produce and the establishing of common inventory provisioning policies with the acquired Field crop companies. Due to completion after the end of the main selling season, these acquisitions did not significantly contribute to sales in 2004, but did increase marketing and distribution, research and development and general and administrative costs in the second half of 2004 by a total of approximately

US$47 million. Marketing and distribution costs were reported 23% higher, 17% higher at constant exchange rates, due to the acquisitions and growth in vegetable fresh produce. Research and development costs increased by 13%, 10% at constant exchange rates, largely due to the acquisitions. General and administrative costs were 41% higher, 34% when expressed at constant exchange rates, due to the costs in the acquired companies and the additional amortization from these acquisitions and other acquired intangibles in 2004. Restructuring and impairment includes US$7 million post-acquisition impairments of property, plant and equipment in the acquired Field Crop companies and other cash costs associated with integrating Garst and Golden Harvest and rationalizing duplicated sites and activities.

Weakness in the US dollar contributed an additional US$10 million to Seeds operating income in 2004 relative to 2003.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment			
(US$ million, except growth %)	2004	2003 (adjusted)	2004	2003	2004	2003 (adjusted)	% Growth Actual	% Growth CER
Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-
Gross profit	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
as a percentage of sales	-	-	-	-	-	-	-	-
Marketing and distribution	(3)	(2)	-	-	(3)	(2)	- 50	-
Research and development	(124)	(109)	-	-	(124)	(109)	- 14	- 8
General and administrative	(13)	(22)	-	-	(13)	(22)	+ 41	+ 49
Restructuring and impairment	(12)	29	(12)	29	-	-		
Operating income/(loss)	**(152)**	**(104)**	**(12)**	**29**	**(140)**	**(133)**	**- 5**	**-**
as a percentage of sales	-	-			-	-		

Research and technology spending was reduced following the restructuring of the research sites initiated in 2004 but this was offset by higher spending on development as projects came closer to commercialization and combined research and development spending was 14% higher, 8% at constant exchange rates.

The restructuring and impairment net gain in 2003 represented the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation ("Diversa"), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute. In 2004 the restructuring charge of US$12 million related to the rationalization of the research sites under which biotechnology research is to be concentrated in the USA.

Defined Benefit Pensions

Defined benefit pension costs increased from US$175 million in 2003 (including US$46 million of restructuring costs) to US$221 million in 2004 (including US$95 million of restructuring costs). The restructuring costs in 2004 included the one-off transition costs of moving to a new scheme in Switzerland that, whilst continuing to be accounted as a defined benefit scheme, has several of the characteristics of a defined contribution scheme, which in particular will reduce the costs associated with early retirement. Excluding the costs associated with restructuring, defined benefit costs have remained broadly flat in 2004.

During 2004, as in 2003, actual investment returns exceeded the long term assumed rate of return. Employer contributions to defined benefit schemes, excluding contributions related to restructuring, increased from US$110 million in 2003 to US$144 million in 2004. However, the effect of higher investment returns and contributions was offset by increased pension liability valuations caused by significant reductions in real discount rates in 2003 and further significant reductions in 2004. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit obligation) improved by approximately 4% in 2003. The funding ratio reduced by approximately 2% in 2004. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements. Excluding restructuring costs, defined benefit pension expense in 2005 is expected to be broadly similar to that in 2004.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year to 31 December	2004 US$ million	2004 US$ million	2003 US$ million	2003 US$ million
Restructuring costs:				
Write-off or impairment				
- property, plant and equipment	(132)		(44)	
- intangible assets	(1)		-	
- other assets	(1)			
Non-cash pension restructuring charges	(50)		9	
		(184)		(35)
Cash costs				
- operational efficiency	(136)		-	
- seeds integration	(16)		-	
- merger synergy program and other cash costs	(19)		(184)	
		(171)		(184)
Gains from product disposals		1		17
Gain on sale of technology and intellectual property license		-		39
Total restructuring and impairment charge		**(354)**		**(163)**

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Gains on minor product divestments associated with range rationalization have been reported within this category.

In 2004, restructuring and impairment relates mainly to the Operational Efficiency program announced in 2004. The closure of three production sites has been announced together with the rationalization of two further sites. A further focusing of research activities, including the closure of one site, has also been announced.

The Seeds NAFTA corn and soybean business, within Field Crops, has initiated a restructuring program to integrate the Advanta and Golden Harvest acquisitions. In addition, the final costs of the merger synergy program, largely associated with the closure of two production sites, were also charged in 2004.

Cash costs of US$171 million and asset impairments of US$134 million have been recorded in 2004 for these restructuring initiatives. In addition, as part of the Operational Efficiency program, the rules of Syngenta's Swiss pension fund were amended in April 2004, so that whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. This change will reduce the expense related to early retirement in future years and reduces Syngenta's exposure to pension fund investment returns. This charge has been partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

In 2003 Syngenta signed a research agreement with Diversa, under which Diversa acquired an exclusive, royalty-free, perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California. The gain on sale and costs relating to the closure are included in restructuring and impairment charges.

Restructuring costs in 2003 related primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of around a net US$1 billion. This program is described in more detail in the "Merger Synergy Program" section of this review.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

Financial Expense, net

Interest expense net of interest income decreased from US$53 million in 2003 to US$42 million in 2004 due to lower average net debt in the year. Net currency hedging costs were significantly lower in 2004 due in part to the timing of amortization of option premia for the EBITDA hedging program, where a significant proportion of the costs of the 2004 program were recognized in late 2003 due to the US dollar weakening and volatility at that time. The net result of the balance sheet exposures and related hedging program was also marginally favorable in 2004 and an expense in 2003.

Taxes

The overall tax rate in 2004 was negative 15%, with profits after tax higher than profit before tax, compared to a rate of 35% in 2003. The tax rate on net restructuring and impairment costs of 38% was close to the 42% level of 2003, but the future rates will be very dependent on the nature of restructuring charges and may vary significantly. Excluding net restructuring and impairment costs and related taxation, the tax rate on continuing operations was 8% in 2004 compared to 37% in 2003 due in part to the one-off recognition of relief on tax losses following corporate restructuring. Without this one-off benefit, it is estimated that the 2004 tax rate on profits before restructuring and impairment, at approximately 25%, is within the mid to low twenties range expected for the foreseeable future.

Net Income and Other Supplementary Income Data

Net income in 2004 was US$428 million, with US$460 million attributable to shareholders of Syngenta AG, compared to US$254 million in 2003, with US$250 million attributable to shareholders of Syngenta AG. Net income attributable to Syngenta AG includes a loss on discontinued activities of US$83 million related to the disposal of Syngenta's 75% interest in SF Chem AG. In addition, restructuring and impairment costs, net of related taxation, were higher in 2004 at US$219 million compared to US$95 million in 2003 due to the initial costs of the Operational Efficiency program initiated in 2004. Excluding restructuring, impairment and discontinued activities, net income attributable to shareholders of Syngenta AG was US$762 million in 2004 compared to US$340 million in 2003 due to the higher Crop Protection operating result, lower financial expenses and reduced tax charge.

2003 Compared to 2002
Sales commentary

Total Syngenta consolidated sales for 2003 were US$6,525 million, compared to US$6,163 million in 2002, growth of 6% in US dollars and a reduction of 1% at constant exchange rates. The analysis by segment is as follows:

(US$ million, except growth %)	Full Year 2003 (adjusted)	Full Year 2002 (adjusted)	Growth Actual %	Growth CER %
Crop Protection	5,421	5,189	+ 4	- 2
Seeds	1,104	974	+ 13	+ 4
Total	**6,525**	**6,163**	**+ 6**	**- 1**

Sales by region were as follows:

(US$ million, except growth %)	Full Year 2003 (adjusted)	Full Year 2002 (adjusted)	Growth Actual %	Growth CER %
Europe, Africa and Middle East	2,543	2,309	+ 10	- 6
NAFTA	2,248	2,269	- 1	- 1
Latin America	827	658	+ 26	+ 26
Asia Pacific	907	927	- 2	- 9
Total	**6,525**	**6,163**	**+ 6**	**- 1**

Crop Protection

Crop Protection sales were 4% higher in 2003 than 2002. Sales in the period were positively impacted by the weakness of the US dollar, and at constant exchange rates sales were 2% lower in 2003 compared to 2002.

The Crop Protection market was again difficult in 2003, particularly in the first half, with volume declines offset by weakness in the US dollar, and, at constant exchange rates, sales showed a slight decline for the full year but with a marked upturn in the second half. Very dry weather in Europe in 2003 significantly reduced fungicide sales, an area where Syngenta has high market share. A result of the dry weather however was to reduce crop yields and crop stocks leading to increases in some crop commodity prices.

Sales benefited in 2003 from the channel de-stocking implemented in 2002 in Latin America and sales in the region were more in line with consumption in 2003, 26% higher than 2002. This growth was offset by lower sales in Asia Pacific as a channel de-stocking strategy was implemented in China. Syngenta continued to reduce the range of products offered, referred to as "range rationalization", in 2003 and range rationalization reduced Crop Protection sales by 2%, particularly impacting Europe, Africa and the Middle East and Asia Pacific.

Insecticide and professional product sales were particularly encouraging and selective herbicides sales, the largest product line in value increased after several years of decline.

New product sales growth increased total Crop Protection sales by 3%, more than offsetting the sales impact of range rationalization and further contributing to the ongoing improvements in margin. In particular:

CALLISTO® (mesotrione), a post-emergence corn herbicide with a novel mode of action, together with LUMAX™, a combination product, grew strongly and helped reinforce Syngenta's leading position in the corn selective herbicides market in the USA;
ACANTO™ (picoxystrobin), sales were held back in the year by the adverse weather conditions in Europe and were flat in a reduced cereal fungicide market;
ACTARA® and CRUISER® (thiamethoxam) continued to develop and ACTARA® grew particularly strongly on cotton and soybean in the USA and Brazil and on rice in Japan. The seed treatment CRUISER® showed rapid growth in Brazil, the USA and Canada.

Sales by Product line are set out below.

Product line	Full Year 2003 US$ million (adjusted)	Full Year 2002 US$ million (adjusted)	Growth [1] Actual %	Growth [1] CER %
Selective herbicides	1,717	1,606	+ 7	+ 1
Non-selective herbicides	616	650	- 5	- 10
Fungicides	1,438	1,398	+ 3	- 6
Insecticides	960	855	+ 12	+ 7
Professional products	642	585	+ 9	+ 4
Others	48	95	- 49	- 52
Total	**5,421**	**5,189**	**+ 4**	**- 2**

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE® MAX, TOPIK®
Sales of selective herbicides were 7% higher and 1% higher at constant exchange rates, with volumes 1% lower and local currency prices 2% higher. Sales of the CALLISTO® range in corn more than doubled to US$218 million, including the successful US launch of a new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL®/BICEP® MAGNUM were strong in the second half, notably in the USA, and went some way towards offsetting the lower first half, but were lower for the year and together with the impact of product range rationalization, which reduced sales by 1%, offset the CALLISTO® growth. In cereals, sales of the grass herbicide TOPIK® increased, reflecting stronger wheat markets in NAFTA and Asia Pacific. FUSILADE® increased, particularly for soybeans in Brazil and due to the successful rollout of new formulation in central and Eastern Europe.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales were 5% lower and 10% lower at constant exchange rates, with volumes 8% lower and local currency prices 2% lower. GRAMOXONE® volumes were reduced particularly due to channel de-stocking in China, which more than offset growth in Brazil and Australasia. TOUCHDOWN® volumes and prices were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Sales were 3% higher, 6% lower at constant exchange rates due to lower volumes offset by the weaker US dollar. Sales of ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in Western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it was used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the USA outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in Western Europe. Range rationalization reduced sales by 2%.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Sales were 12% higher and 7% higher at constant exchange rates, with volumes 4% higher and prices in local currencies up by 3%. Sales showed strong growth despite the impact of range rationalization, which negatively impacted sales by 3%. ACTARA® continued its strong growth, particularly on cotton and soybean in the USA and Brazil and on rice in Japan and achieved sales of US$127 million. Sales of FORCE® were significantly higher with an increase in corn rootworm pressure in the USA. Growth in KARATE® was broad based. Sales of PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia, where the cotton market recovered after a drought in 2002. Sales of VERTIMEC® benefited from high pest pressure and gained market share, notably in the USA and Italy.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Professional products grew strongly at 9% (4% at constant exchange rates) with volumes 3% higher despite being adversely impacted by 3% due to range rationalization and prices in local currencies 1% higher. Seed treatment continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50%. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the USA. First US sales of IMPASSE™, the innovative termite barrier, were made.

[1] Product line variances take into account minor reclassifications made in 2003.

Commentary on regional performance

Regional	Full Year 2003 US$ million (adjusted)	2002 US$ million (adjusted)	Growth Actual %	CER %
Europe, Africa and Middle East	1,978	1,861	+ 6	- 9
NAFTA	1,848	1,857	-	- 1
Latin America	748	593	+ 26	+ 26
Asia Pacific	847	878	- 4	- 10
Total	**5,421**	**5,189**	**+ 4**	**- 2**

Sales in **Europe, Africa and the Middle East** were 6% higher, 9% lower at constant exchange rates due to lower volumes offset by currency movements. Sales volumes were particularly affected by range rationalization which reduced sales by 3%. In addition, extremely dry weather conditions in Western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by channel de-stocking in France. The strength of the euro boosted reported sales at actual exchange rates.

In **NAFTA**, sales volumes were 2% lower but local currency prices were 1% higher. Sales were down slightly in the USA owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with growth in the CALLISTO® range. Other product lines also performed well, notably seed treatment and insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada. Mexico sales were lower due to the weakness of the Mexican peso, but were higher at constant exchange rates.

In **Latin America,** sales were 26% higher, with 22% from higher volumes and 4% from higher US dollar prices. Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on conditions together with selling in line with consumption after channel de-stocking in 2002. Higher crop commodity prices, more competitive currencies and strong crop exports increased grower confidence and led to expanded corn and soybean acreage.

In **Asia Pacific,** sales were 4% lower but 10% lower when expressed in constant exchange rates, with volumes 9% lower and local currency prices down 1%. Sales volumes were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization, which reduced sales by 4%. Japan was heavily affected by range rationalization; excluding this, sales showed growth in a declining Japanese market. In Australia sales improved following an easing of drought conditions. The strength of the Australian dollar and Japanese yen positively impacted reported sales.

Seeds

Seeds sales were 13% higher in 2003 and 4% higher when expressed at constant exchange rates, with volumes 2% higher and local currency prices 2% higher. At actual exchange rates, sales generally were stronger due to the weakness of the US dollar.

Commentary on Product Performance

Product line	Full Year 2003 US$ million (adjusted)	2002 US$ million (adjusted)	Growth Actual %	CER %
Field Crops	598	538	+ 11	+ 2
Vegetables and Flowers	506	436	+ 16	+ 6
Total	**1,104**	**974**	**+ 13**	**+ 4**

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales were 11% higher in 2003, 2% when expressed at constant exchange rates due to higher prices. NK® corn sales performed strongly, driven by Latin America, but volumes overall were 12% lower in the fourth quarter due to delaying sales to the distribution channel in the USA and Canada to align more closely with grower consumption. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of genetically modified products accounted for 17% of total Seeds product sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables and Flowers sales were 16% higher, 6% when expressed at constant exchange rates with 3% higher volumes and local currency prices 3% higher. Sales grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the USA, fresh produce sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe, reflecting strength in the fast-growing young plant segment and improved customer relationship management.

Commentary on regional performance

Regional	Full Year 2003 US$ million (adjusted)	Full Year 2002 US$ million (adjusted)	Growth Actual %	Growth CER %
Europe, Africa and Middle East	565	448	+ 26	+ 6
NAFTA	400	412	- 3	- 3
Latin America	79	65	+ 22	+ 22
Asia Pacific	60	49	+ 22	+ 14
Total	**1,104**	**974**	**+ 13**	**+ 4**

Sales in **Europe, Africa and the Middle East** were 26% higher, 6% at constant exchange rates with 4% from volume and local currency prices 2% higher. Sales grew strongly in oilseeds, vegetables and flowers. The main impetus came from eastern Europe, in particular sunflower and oilseed rape. Varieties of high value fresh vegetables continued their steady expansion in both Mediterranean and northern European markets. Reported sales were significantly increased by the weakness of the US dollar relative to the euro.

NAFTA sales volumes decreased by 1% mainly owing to the closer alignment of corn seed sales to the planting season. Soybean sales showed strong growth in the USA. Lower royalties further reduced reported sales by 2%.

Sales in **Latin America** were 22% higher with prices 26% higher in dollar terms offset by 4% lower volumes. Sales benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In **Asia Pacific,** sales were 22% higher, 14% at constant exchange rates with 6% from higher volume and 8% from higher local currency prices. Sales benefited from growth in sales of corn in India and higher sales in the Philippines.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

Operating Income	Full Year 2003 US$ million (adjusted)	Full Year 2002 US$ million (adjusted)	Growth Actual %
Crop Protection	566	365	+ 55
Seeds	59	(20)	+ 395
Plant Science	(104)	(135)	+ 23
Total	**521**	**210**	**+ 148**

In 2003 operating income increased by 148% to US$521 million. Restructuring and impairment costs varied significantly over the period at US$163 million in 2003 and US$396 million in 2002. The level of restructuring and impairment costs recognized was dependent on the timing of restructuring announcements of decisions on the future use of assets, which led to the recognition of asset impairments. During the periods shown, restructuring and impairment costs were substantially related to the implementation of plans to combine the Novartis agribusiness and Zeneca agrochemicals business to form Syngenta in November in 2000 and to extract cost savings and synergies from the merged business. Integration is now complete. Delivery of the planned synergies is now also largely complete with US$197 million of annual savings in 2003 and cumulative annual savings including 2001 and 2002 of US$559 million. Further details are provided above in "Merger Synergy Program" and below and in Notes 7 and 22 of the consolidated financial statements.

Excluding restructuring and impairment costs, operating income in 2003 increased 13% to US$684 million (2002: US$606 million). Although sales were positively impacted by 7% due to currency movements, the weighting of costs in Swiss francs, British pounds sterling and the euro, together with Syngenta's hedging program, meant that the weakness in the US dollar in 2003 had only a minor impact on operating profit in 2003 relative to 2002. Excluding this impact of exchange rate movements, sales were lower in 2003 versus the previous year. Operating income performance in 2003 was driven by improved gross margins from modernization of the range of products offered and delivery of the synergy cost savings in Crop Protection, which together with growth in Seeds, more than offset the lower sales volumes in Crop Protection and the higher pension costs referred to below.

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs).

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment			
(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	2003	2002	2003 (adjusted)	2002 (adjusted)	% Growth Actual	% Growth CER
Sales	5,421	5,189	-	-	5,421	5,189	+ 4	- 2
Cost of goods sold	(2,712)	(2,617)	-	-	(2,712)	(2,617)	- 4	+ 4
Gross profit	**2,709**	**2,572**	**-**	**-**	**2,709**	**2,572**	**+ 5**	**-**
as a percentage of sales	*50%*	*49%*			*50%*	*49%*		
Marketing and distribution	(916)	(898)	-	-	(916)	(898)	- 2	+ 5
Research and development	(453)	(424)	-	-	(453)	(424)	- 7	+ 3
General and administrative	(582)	(537)	-	-	(582)	(537)	- 8	-
Restructuring and impairment	(192)	(348)	(192)	(348)	-	-		
Operating income	**566**	**365**	**(192)**	**(348)**	**758**	**713**	**+ 6**	**+ 9**
as a percentage of sales	*10%*	*7%*			*14%*	*14%*		

Crop Protection operating income was US$201 million (55%) higher than 2002, with lower restructuring and impairment charges contributing US$156 million. Excluding the restructuring and impairment charges, operating income was US$45 million (6%) higher and remained stable at 14% of sales.

With stable sales prices, improving mix from product range modernization and further delivery of merger synergies in the supply chain, gross profit margins were improved 1% above 2002 levels despite the adverse impact on product costs of the weaker US dollar and were 2% higher than 2002 at constant exchange rates.

The weakness of the US dollar increased reported costs at actual exchange rates. Marketing and distribution costs were 2% higher but 5% lower than 2002 at constant exchange rates, largely from completion of the merger synergies. Research and development costs were 7% higher but at constant exchange rates were 3% lower, benefiting from the delivery of the merger synergy programs across the R&D sites. Lower profits on tangible asset disposals in 2003, and the impact of the weaker US dollar, led to an 8% increase in general and administrative expenses in 2003, which however were flat at constant exchange rates. See previous section "Merger Synergy Program".

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$39 million (2002: US$43 million), the net effect of the weakening US dollar was to reduce operating income excluding restructuring and impairment by 3%.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2003 and 2002 these costs are largely associated with the continued implementation of the merger synergy programs. Charges in 2003 were US$156 million less than in 2002 as the merger synergy program drew towards a close in 2004. Impairments of tangible and intangible fixed assets and provisions for restructuring costs were lower in 2003. Restructuring and impairment is discussed in more detail later in this section.

Seeds Operating Income

(US$ million, except growth %)	Total 2003 (adjusted)	Total 2002 (adjusted)	Restructuring and impairment 2003	Restructuring and impairment 2002	Before Restructuring and impairment 2003 (adjusted)	Before Restructuring and impairment 2002 (adjusted)	% Growth Actual	% Growth CER
Sales	1,104	974	-	-	1,104	974	+ 13	+ 4
Cost of goods sold	(536)	(471)	-	-	(536)	(471)	- 14	- 6
Gross profit	**568**	**503**	**-**	**-**	**568**	**503**	**+ 13**	**+ 2**
as a percentage of sales	*51%*	*52%*			*51%*	*52%*		
Marketing and distribution	(275)	(237)	-	-	(275)	(237)	- 16	- 7
Research and development	(164)	(156)	-	-	(164)	.(156)	- 5	+ 3
General and administrative	(70)	(82)	-	-	(70)	(82)	+15	+ 23
Restructuring and impairment	-	(48)	-	(48)	-	-		
Operating income	**59**	**(20)**	**-**	**(48)**	**59**	**28**	**+ 111**	**+ 54**
as a percentage of sales	*5%*	*2%*			*5%*	*3%*		

Sales were 13% higher, 4% higher at constant exchange rates and gross margins slightly lower, partly due to lower net royalties. The higher sales were achieved with some additional investment in marketing costs, which were 16% higher, 7% at constant exchange rates. This was partly offset by lower general and administrative expenses which were 15% lower and 23% lower at constant exchange rates following the consolidation of back-office activities across the different Seeds crops in NAFTA implemented in 2002. Restructuring and impairment in 2002 largely relates to the impairment of tangible and intangible assets relating to the South Korean business and other small Seeds acquisitions.

Weakness in the US dollar contributed an additional US$16 million to Seeds operating income in 2003 relative to 2002.

Plant Science Operating Income

(US$ million, except growth %)	Total 2003 (adjusted)	Total 2002 (adjusted)	Restructuring and impairment 2003	Restructuring and impairment 2002	Before Restructuring and impairment 2003 (adjusted)	Before Restructuring and impairment 2002 (adjusted)	% Growth Actual	% Growth CER
Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-
Gross profit	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
as a percentage of sales	-	-	-	-	-	-	-	-
Marketing and distribution	(2)	-	-	-	(2)	-	-	-
Research and development	(109)	(116)	-	-	(109)	(116)	+ 6	+10
General and administrative	(22)	(19)	-	-	(22)	(19)	- 16	- 11
Restructuring and impairment	29	-	29	-	-	-		
Operating income/(loss)	**(104)**	**(135)**	**29**	**-**	**(133)**	**(135)**	**+ 1**	**+ 6**
as a percentage of sales	-	-			-	-		

Research and development spending was lower than 2002, benefiting from the focusing of research spend on core sites and closure of the Torrey Mesa Research Institute announced in 2002, offset by higher development spend as projects moved closer to the market. QUANTUM™ microbial phytase received its first registration in Mexico in 2003.

The restructuring and impairment net gain represents the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation ("Diversa"), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute.

Defined Benefit Pensions

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs). Despite a decrease in the active membership of pension plans as a result of restructuring, the costs excluding restructuring have increased due to the impact of stock market falls in 2001 and 2002 and a reduction in the long term expectations of future investment yields. During 2003, actual investment returns exceeded the long term assumed rate of return. However, real discount rates further reduced, increasing the valuation of pension liabilities. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit pension obligation) improved by approximately 4% at the end of 2003 compared to 2002. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year to 31 December	2003 US$ million	2003 US$ million	2002 US$ million	2002 US$ million
Merger integration costs		(21)		(28)
Restructuring costs				
Write-off or impairment				
- property, plant and equipment	(44)		(102)	
- intangible assets	-		(32)	
Non-cash pension restructuring charges	9		(14)	
Cash costs	(163)		(220)	
Total		(198)		(368)
Gains from product disposals		17		-
Gain on sale of technology and intellectual property license		39		-
Total restructuring and impairment charge		**(163)**		**(396)**

In 2003 Syngenta signed a research agreement with Diversa, under which Diversa acquired an exclusive, royalty-free, perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California. The gain on sale and costs relating to the closure are included in restructuring and impairment charges.

Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of approximately a net US$1 billion. By the end of 2003, cumulative annual cost savings of US$559 million had been delivered at a net cash cost of approximately US$821 million. Additional annual savings in 2003 totaled US$197 million, with US$94 million from costs of goods, US$55 million from selling, general and administrative expenses and US$48 million from research and development. From the merger through the end of 2003, the total number of employees has been reduced by some 3,600. See "Merger Synergy Program".

Financial Expense, net

Financial expense, net was 37% lower than 2002 at US$138 million (2002: US$218 million). Cash flow generation was again strong and a net US$569 million was applied to reduce debt. Lower US dollar interest rates, further centralization of debt and optimized financing arrangements in Latin America also enabled a reduction in the effective interest rate.

Taxes

The tax rate on profits excluding restructuring and impairment was 37%[1] in 2003 (2002: 41%[1]) as benefits of projects to improve the tax efficiency of Syngenta's operations were realized. The estimated credit on restructuring and impairment was 42%[1] (2002: 26%[1]) partly because the net charge included disposal gains on which lower tax rates are applied, and partly due to the inclusion in 2002 of intangible asset impairments against which tax relief is not always available.

The overall effective tax rate was 35%. In 2002, the tax charge was US$53 million despite a loss before tax of US$15 million due to the high weighting of restructuring and impairment charges and relatively low rate of tax relief on these charges.

Net Income and Other Supplementary Income Data

Net income in 2003 was US$254 million, compared to a net loss of US$59 million in 2002, with lower restructuring and impairment costs and higher net income before restructuring and impairment.

Net income excluding restructuring, impairment and discontinued operations was US$119 million higher than 2002 at US$343[1] million (2002: US$224[1] million). Operating income excluding restructuring and impairment was US$78[1] million higher and financial expense, net was US$80 million lower, so income before taxes and minority interests was 43% above last year and, combined with the lower effective tax rate, net income increased by 53% before inclusion of restructuring, impairment and discontinued operations.

Restructuring and impairment costs after tax[1], including gains on the minor business disposals and on the sale of intellectual property to Diversa, were US$197 million lower than the previous year.

[1] This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Foreign Operations and Foreign Currency Transactions
Syngenta's subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

The Argentine peso is the functional currency of Syngenta's subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in US dollars into Argentine pesos. This affected Syngenta's currency exposure profile. In response, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

The Brazilian real is the functional currency of Syngenta's subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the US dollar whereas during 2003 and 2004 it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers, implemented programs to protect the US dollar value of trade receivables from customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Syngenta is not able to estimate the effect of any future devaluation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources
Syngenta's principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds, Commercial Paper and Euro Medium Term Note (EMTN) programs and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2004, 2003 and 2002 of US$227 million, US$206 million and US$232 million respectively. At December 31, 2004, 2003 and 2002, Syngenta had current financial debts of US$423 million, US$749 million and US$1,207 million respectively, and non-current financial debts of US$1,117 million, US$1,017 million and US$925 million, respectively.

Capital markets and credit facilities
Funds for Syngenta's working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and as at December 31, 2004, Syngenta had a total of US$147 million of Commercial Paper in issue. The former syndicated credit facility of US$2,500 million was replaced in August 2004 with a new US$1,500 million syndicated credit facility (the "Credit Facility") which matures in 2009, with an extension option for an additional two years. During 2004, no amounts were drawn and as of December 31, 2004 Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities. The Floating Rate Notes matured in July 2003.

On June 28, 2004, Syngenta relisted the US$2 billion EMTN program, first signed in June 2003. There were no Note issues from the program during 2004.

The company's policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and Commercial Paper program. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European inter-bank markets, and Syngenta's credit rating.

Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non-current financial debts contain only general and financial default covenants, with which Syngenta is in compliance.

Commitments for capital expenditure at December 31, 2004 were US$29 million.

Financial Results
The following table sets out certain information about the cash flow for each of the periods indicated:

(US$ million)	Year ended December 31, 2004	2003 (adjusted)	2002 (adjusted)
Cash flow from operating activities	1,309	791	769
Cash flow from/(used for) investing activities	(686)	(232)	(254)
Cash flow from/(used for) financing activities	(679)	(630)	(602)

Cash Flow from Operating Activities
2004 compared to 2003

Cash flow from operating activities in 2004 significantly exceeded the 2003 level due to a greater reduction in working capital. Operating income was US$20 million higher in 2004 than 2003, but this was after increased non-cash impairments of property, plant and equipment from the implementation of the Operational Efficiency program. Charges in respect of provisions were higher due to the recognition of restructure charges on the Operational Efficiency plan, though cash spend on restructuring charges was at a similar level to 2003, which included higher spend related to the merger synergy program. Net financial expense cash flows were significantly lower than 2003 due to lower average net debt and to realized hedging gains, which offset unrealized losses on internal funding. The significant reduction in working capital was largely due to higher customer advance payments in the Seeds business after the alignment of policies with the acquired companies. Working capital is not expected to further reduce in 2005.

Syngenta expects cash flow from operating activities to remain strong in 2005, but the 2004 reduction in working capital is not likely to be repeated. See "Future Prospects".

2003 compared to 2002

Cash flow from operating activities was at a similar level in 2003 compared to 2002. Operating income was US$311 million higher in 2003, but this in part reflected higher levels of non-cash tangible and intangible asset impairment in 2002. Net cash outflows on financial expenses were lower in 2003 as financial debt was reduced and taxation payments were lower in part due to the timing of cash tax deductions on restructuring charges. Cash payments in respect of contributions to pension schemes for 2003 include the healthcare plan funding discussed below, and in 2002 include voluntary additional pension contributions. The higher operating income and lower net financial expense and tax payments above were offset by a lower rate of working capital reduction in 2003 than 2002. 2002 included a significant reduction in trade receivables, particularly in Latin America where sales were reduced and credit terms, typically longer than other regions, tightened due to the economic instability.

In order to improve the tax efficiency of expense related to US post retirement healthcare plans, Syngenta funded US$50 million in 2003 into a legally separate medical Trust for the benefit of its employees. The healthcare plans had previously been unfunded. There are no statutory funding requirements and all contributions to the Trust are discretionary.

Cash Flow from/(used for) Investing Activities
2004 compared to 2003

In 2004 cash flow used for investing activities increased from US$232 million to US$686 million mainly because of the acquisitions of the Garst and Golden Harvest seeds businesses, which net of asset disposals and cash in the acquired companies cost US$479 million (see Note 3 to the consolidated financial statements).

Depreciation continued to exceed capital expenditure on property, plant and equipment in 2004 as Syngenta continues to rationalize production assets. Capital expenditures for the year ended December 31, 2004, net of US$49 million proceeds from disposals, were US$117 million. In 2003, capital expenditures, net of proceeds from disposals of US$31 million, were US$180 million. Capital expenditure before disposal proceeds is expected to be closer to the 2003 level in 2005.

Purchases of intangibles included the acquisition of germplasm and glyphosate tolerance technology for the corn seed business totaling US$60 million.

2003 Compared to 2002
Cash flow used for investing activities decreased from US$254 million in 2002 to US$232 million in 2003. The cash outflow is derived from US$211 million of capital expenditures and investments of US$87 million, net of proceeds from disposals of US$66 million.

Capital expenditures for the years ended December 31, 2003 and 2002 were US$211 million and US$157 million. Due to the site and asset rationalization program following the merger, capital expenditures were less than depreciation through the period.

Purchase of intangibles, investments in associates and other financial assets was US$58 million in 2003 compared to US$165 million in 2002. Expenditures in 2003 included US$32 million paid in advance on a purchasing contract for a key intermediate in the manufacture of ACANTO® whilst 2002 included US$120 million to purchase exclusive rights to the insecticide *thiamethoxam.* Acquisition of minorities in 2003 comprised US$29 million for the partial buyout of the minority interest in India.

Cash proceeds from asset disposals totaled US$66 million in 2003, similar to the US$68 million in 2002. Proceeds from business divestments of US$14 million in 2003 derived mainly from the sale of the herbicide EPTC. The remaining proceeds in 2003 are attributable to sales of tangible fixed assets of US$31 million, which includes US$13 million from the sale of the Fernhurst site in the UK, and sales of intangible and financial fixed assets of US$21 million.

Cash Flow from/(used for) Financing Activities
2004 compared to 2003
Cash flow used for financing activities increased from US$630 million in 2003 to US$679 million in 2004. Dividends per share were significantly increased and dividends paid in 2004 exceeded dividends paid in 2003 by US$77 million. A share repurchase program was initiated in 2004 and US$143 million of share repurchases were made, offset by proceeds from the exercise of employees' share options. Net financial debt of US$438 million was repaid in 2004, a decrease from US$569 million of repayments in 2003.

2003 compared to 2002
In 2003, cash flow used for financing activities increased to US$630 million from US$602 million in 2002. Dividends paid in 2003 of US$65 million increased from US$48 million in 2002. The net change in cash and cash equivalents was an outflow of US$26 million compared to US$56 million in 2002. Cash flow from operating activities was primarily used to repay financial debt in both 2003 and 2002.

Research and Development
Syngenta has major research centers in Basel and Stein, Switzerland; Jealotts Hill, England; and Research Triangle Park, North Carolina, USA.

There are two principal elements to Syngenta research and development. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology programs: Crop Protection Research; Crop Protection Development; Crop Genetics Research; Plant Science Development; and Health Assessment and Environmental Safety. These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

Syngenta development scientists work to establish the biological potential of lead research compounds, obtain product registrations and bring plant varieties to the market that meet the needs of farmers, as well as their customers in the food supply chain.

Development involves extensive field tests as part of the health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations.

In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs.

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites. In June 2004, it was announced that biotechnology research work is to be focused at Research Triangle Park and activities in this area cease at Jealott's Hill. The Stein site will expand to include chemistry as well as biology, and will focus on insecticides, fungicides and professional products, whilst Jealott's Hill will focus on herbicides and environmental science chemistry, as well as providing core technologies including bioscience and analytical chemistry. It is planned to establish a new facility in India for cost efficient synthesis at laboratory and field scale. As part of this program, which will run through 2007, the Basel chemistry facility will close.

The total spent on research and development was US$809 million in 2004, US$726 million in 2003 and US$696 million in 2002. At constant exchange rates expenditure on research and development was US$33 million higher in 2004 than 2003, partly due to the acquisitions in the Seeds business but also with some acceleration in spend in Crop Protection and in development in Plant Science. Attribution of research and development costs for 2004 was US$499 million for Crop Protection, US$186 million for Seeds (now including research and development on corn traits previously reported in Plant Science) and US$124 million in Plant Science. In 2003 the attribution was US$453 million for Crop Protection, US$164 million for Seeds and US$109 million for Plant Science.

In addition to Syngenta's own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.
There are no off-balance sheet financing transactions associated with research and development activity.

Contractual Obligations, Commitments and Contingent Liabilities
At December 31, 2004, Syngenta had the following contractual obligations to make future payments in the following periods:

		Payments due by period				
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Financial debt	18/20	1,540	423	1,107	1	9
Interest on financial debt		90	60	30	-	-
Payments under onerous contracts included within restructuring provisions	22	62	17	24	18	3
Operating lease payments	29	72	13	18	12	29
Unconditional purchase obligations	29	684	210	232	160	82
Long-term research agreements	29	79	27	46	5	1
Other long-term commitments	29	16	7	6	3	-
		2,543	**757**	**1,463**	**199**	**124**

Of the total financial debt, variable rate financial debt is US$876 million, US$453 million of which is due after more than one year and US$423 million of which is due within one year. The US$423 million of short-term debt is of a duration of between one and three months, and the contractual interest obligation of US$1 million in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta's funding requirements and future interest rates.

Except for the provision for payments under onerous contracts described above, US$1,128 million of provisions for long-term liabilities shown in Syngenta's consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed, and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2005. Note 21 to the consolidated financial statements indicates Syngenta's estimate that US$258 million of long term provisions are expected to be paid during 2005, including US$17 million of onerous contract provisions which are included in the above table.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it were to terminate the agreements before their expiry dates.

The rules of Syngenta's main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees' pensionable pay to the fund. Under the regulations which apply to Syngenta's main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. This schedule was revised in 2004 to take account of the statutory actuarial valuation which was carried out in 2003. The expected contributions payable by Syngenta in 2005 to meet its commitments under the above arrangements are included in the amount of US$200 million given in the additional US GAAP disclosures for employee benefit plans in Note 33 to the consolidated financial statements. Because both commitments are expressed partly or wholly as fixed percentages of pensionable pay, and not, or not completely, as fixed amounts, they have not been included in the above table.

Off-balance sheet arrangements
Syngenta had no off-balance sheet arrangements as at December 31, 2004, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 31 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)
Syngenta had no significant VIEs as at December 31, 2004, other than as disclosed in Note 33 to the financial statements.

US GAAP

Syngenta's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2004, net income attributable to Syngenta AG shareholders was US$460 million in accordance with IFRS, and US$352 million in accordance with US GAAP. The major reconciling items were:

- US GAAP net income was US$56 million higher compared to IFRS in respect of purchase accounting (2003: US$60 million; 2002: US$53 million), because goodwill is amortized for IFRS, but not for US GAAP, in accordance with SFAS No. 142. US GAAP net income was also US$19 million higher because lower US GAAP property, plant and equipment book values resulted in lower impairment losses on assets affected by restructuring.

- US GAAP net income was US$88 million lower compared to IFRS (2003: US$84 million; 2002: US$91 million) in respect of Ciba-Geigy purchase accounting, due to the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for US GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting. In 2002, US GAAP net income was also reduced by an impairment charge of US$83 million in respect of Ciba-Geigy product rights.

- Despite recent changes to IFRS which have converged IFRS and US GAAP purchase accounting and subsequent goodwill accounting more closely for acquisitions agreed after March 31, 2004, the accounting for restructuring costs of an acquired business remains different. US GAAP net income was US$9 million higher compared to IFRS because cash restructuring costs related to the Advanta and Golden Harvest acquisitions were purchase accounted for US GAAP but expensed for IFRS.

- US GAAP net income was US$61 million lower compared to IFRS (2003: US$36 million higher) due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for US GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. In 2004, the mix of countries holding the inventories changed, while the mix of countries recording profit remained comparable with 2003. Also, the amount of unrealized profit in inventories increased significantly.

- US GAAP net income was US$47 million higher compared to IFRS in respect of restructuring costs (2003: US$32 million). SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized rateably over the employees' remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. Costs of US$76 million will be recognized for US GAAP in future periods, as the employees complete their remaining service.

- US GAAP net income was US$35 million lower compared to IFRS due to not recording a deferred tax asset for US GAAP where a Syngenta entity has a recent history of tax losses due to restructuring, and the forecast future benefits of the restructuring are expected to enable the tax losses to be utilized. IFRS allows a deferred tax asset to be recorded in these circumstances, whereas US GAAP does not.

- US GAAP net income was US$27 million lower compared to IFRS due to additional US GAAP provisions for withholding tax on future internal dividend payments within the Syngenta group. For IFRS, withholding tax is provided only if a dividend payment is expected, whereas US GAAP requires a provision for tax on all dividends which could, in practice, be paid.

- US GAAP net income was US$55 million lower compared to IFRS in respect of other tax related items. This figure includes a US$51 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition (2003: US$54 million; 2002: US$23 million). These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For US GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

- For the year ended December 31, 2004, Syngenta recorded a debit to shareholders' equity of US$54 million (2003: US$75 million; 2002: US$94 million) to record the additional minimum pension liability required by SFAS No. 87. SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in reported ABO basis deficits for Syngenta's main pension plans in the UK and the USA.

For the year ended December 31, 2002, the net loss under IFRS was US$65 million, compared to a net loss of US$198 million under US GAAP. The following additional reconciling items were significant for 2002.

The process and method of testing goodwill for impairment under IFRS and US GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income in 2002, in respect of goodwill allocated to Seeds operations, was added back in determining US GAAP net income.

The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and US GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non-current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders' equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta recorded an impairment of US$53 million in 2002 US GAAP net income in relation to these assets. Syngenta judges whether a decline in value is temporary based on the length of time that market value has been below original cost, having regard to published SEC staff guidance and on the reasons for the decline in value.

Critical Accounting Policies

Note 2 of the consolidated financial statements describes Syngenta's accounting policies in detail, including significant judgment made by management in applying Syngenta's accounting policies, and significant assumptions and estimation uncertainties. The application of many of these policies necessarily requires judgment to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered "critical", in that significant management judgment is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

Adjustments for doubtful receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as "bad debts". Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability, which results from applying the principle, and the sensitivity of Syngenta's results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 to the financial statements, the provision for doubtful receivables at December 31, 2004 amounted to US$297 million, or 14% (2003: 16%) of total trade accounts receivable of US$2,184 million. In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of the Company's past estimates.

Environmental provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and previous experience in remediation of contaminated sites.

When an obligation is first identified to clean-up one of Syngenta's manufacturing sites, the costs are typically spread over an extended period into future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta's most significant manufacturing assets are located in Switzerland, the United Kingdom, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2004 are set out in Note 21 to the consolidated financial statements. Because of the uncertainties inherent in estimating environmental provisions, Syngenta is not able to quantify the variability which results from applying the principle, and the sensitivity of Syngenta's results of operations and statement of financial position to specific changes in its estimates.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is calculated as the present value of estimated future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on the groups estimated weighted average cost of capital, together with any risk premium determined appropriate. Estimated future cash flows used in the impairment calculations represent management's best view of likely future market conditions and current decisions on the use of each asset or asset group. Actual future cash flows may differ significantly from these estimates, due to the effect of changes in market conditions or to subsequent decisions on the use of assets. These differences may have a material impact on the asset values, impairment, depreciation and amortization expense reported in future periods.

i) Intangible assets: Product rights

In determining the value in use of product rights it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product's marketability and registration in the relevant jurisdictions and the product's life. These assumptions are reviewed annually as part of management's budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

(ii) Tangible assets: Property, plant and equipment

The value in use of Syngenta's property plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life. For impairments of property, plant and equipment which is to be abandoned, the calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

Defined benefit pensions
The assumptions used to measure the expense and liabilities related to Syngenta's defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgement with respect to the following matters, among others:

(i) the probable long-term rate of increase in pensionable pay;
(ii) the probable average future service lives of employees;
(iii) the probable life expectancy of employees;
(iv) the mix of investments in funded pension plans in the period;
(v) the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. At December 31, 2004, unrecognized actuarial losses were US$610 million and estimated amortization expense for 2005 is US$18 million (2003: US$517 million and actual 2004 amortization expense was US$16 million).

The discount rate used to measure the pension expense and liabilities is based on the yield at the appropriate balance sheet date for AA corporate bonds with a maturity similar to the average maturity of the pension liabilities. Reference is made to published bond indices, with appropriate adjustments where the available indices do not exactly match the pension liability with respect to average maturity.

The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta's actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies is also considered. In 2003 the proportion of equity securities in the mix of assets held by plans sponsored by Syngenta reduced significantly as a result of investment policy decisions. This led to lower rates of return being assumed for 2004, because long-term rates of return on equities are generally higher than those on bonds and other investments held. Further details of employee benefits are provided in Note 26 to the consolidated financial statements.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 26 to the financial statements, as of December 31, 2004:

Change in Assumption	Effect on 2005 Pre-Tax Pension Expense	Effect on December 31, 2004 Projected Benefit Obligation
25 basis point decrease in real discount rate	+US$19 million	+US$157 million
25 basis point increase in real discount rate	-US$17 million	-US$157 million
25 basis point decrease in expected return on assets	+US$8 million	-
25 basis point increase in expected return on assets	-US$8 million	-

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Effect of New Accounting Pronouncements
IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2004, or which have been issued but are not yet in force, is described in Notes 2 and 34 to the consolidated financial statements.

Recent Developments

Note 35 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 9, 2005) that would require adjustment to or disclosure in the consolidated financial statements.

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On February 10, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument was generally equivalent to a low exercise price call option over the same number of Syngenta shares and enabled Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. On February 11, 2005 Syngenta has sold this equity instrument and acquired 4.5 million shares on the second trading line which enables them to be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders in a tax-efficient manner.

Future Prospects

Crop Protection sales growth in 2004 included a recovery from 2003 drought conditions in Europe and strong market growth in Latin America, with increased export demand for soybean resulting in increased acreage. The new disease of soybean rust appeared in the USA for the first time at the end of 2004 and if it recurs may generate fungicide sales growth. Overall Crop Protection sales growth is expected to moderate in 2005, with lower crop prices potentially reducing market growth in Latin America. 2005 will include the first full year of the Seeds acquisitions, and in particular the main selling season will be consolidated for the first time. Expense growth in 2004 was impacted by the Seeds acquisitions and is expected to slow in 2005.

Net income growth in 2005 will be driven by the more moderate sales volume growth than in 2004, cost savings from the Operational Efficiency Program and first full-year consolidation of the seeds acquisitions. However, net income will also continue to be impacted by restructuring and impairment charges associated with the Operational Efficiency program and the integration of the recently acquired seeds businesses. The level of such charges will be dependent on the timing of restructuring announcements and is difficult to forecast in any one calendar year. The total cost of the Operational Efficiency program is expected to be approximately US$850 million over five years, including 2004, of which US$350 million are non-cash charges. Charges of US$320 million were recorded in 2004 under the program, of which US$184 million were non-cash (including the Swiss pension fund transition charge). The equity instrument sale and purchase of 4.5 million shares noted in Recent Developments will reduce the number of outstanding shares and enhance reported earnings per share.

Cash expenditure on the Operational Efficiency program noted above will continue in 2005. However, cash flow from operating activities is expected to remain strong, though working capital is not expected to reduce further in 2005. The Board is recommending a further significant increase in the dividend to CHF 2.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 26, 2005. In addition, the Board has approved an increase to the share repurchase program which, in conjunction with a progressive dividend policy, is now projected to lead to more than US$1 billion being returned to shareholders over the 2004-2006 period, including the total dividend of US$142 million and share repurchases of US$143 million in 2004.

Appendix A

Reconciliation of Non-GAAP measures to equivalent GAAP measures

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta's performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

- movements in exchange rates had a significant impact on sales and operating income over the period covered by the review; and
- restructuring and impairment items (a) were very significant in the period, (b) had a volatile impact on results, particularly in the initial period after the formation of Syngenta, and (c) were an important factor highlighted for investors upon the formation of Syngenta.

Since Syngenta's formation in November 2000, the Company has implemented significant business changes primarily designed to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. The effect on reported performance of initiating and implementing changes of this magnitude is significant and has had a material effect on the nature and focus of Syngenta's operations through restructuring and impairment charges and therefore, in the opinion of management, requires separate disclosure to provide a more thorough understanding of business performance and to allow investors to assess performance both including and excluding charges, as well as gains, incurred in connection with these business changes. These business changes may also lead to the impairment of tangible (e.g. property, plant and equipment) or intangible assets. Impairment may also be triggered by a downturn in one of the businesses or markets in which Syngenta operates. The incidence of these charges may be periodic and the effect on reported performance will vary from period to period, with limited continuity in the specific composition or size of such charges.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below.

Reconciliation of Net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2004			
Operating income	**541**	**(354)**	**895**
Income/(loss) from associates and joint ventures	(2)	-	(2)
Financial expense, net	(73)	-	(73)
Income before taxes	**466**	**(354)**	**820**
Income tax expense	70	135	(65)
Income/(loss) from discontinued operations	(108)	(108)	-
Net income	**428**	**(327)**	**755**
Attributable to minority interests	(32)	(25)	(7)
Net income attributable to Syngenta AG shareholders	460	(302)	762
Tax rates	15%	38%	8%
Number of shares - basic (millions)	105		105
Number of shares - diluted (millions)	106		106
Basic earnings per share	**4.37**		**7.24**
Diluted earnings per share	**4.34**		**7.19**

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2003			
Operating income	**521**	**(163)**	**684**
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(138)	-	(138)
Income before taxes	**382**	**(163)**	**545**
Income tax expense	(134)	68	(202)
Income/(loss) from discontinued operations	6	6	-
Net income	**254**	**(89)**	**343**
Attributable to minority interests	4	1	3
Net income attributable to Syngenta AG shareholders	250	(90)	340
Tax rate	35%	42%	37%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102
Basic earnings per share	**2.46**		**3.35**
Diluted earnings per share	**2.45**		**3.34**

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2002			
Operating income	**210**	**(396)**	**606**
Income/(loss) from associates and joint ventures	(7)	-	(7)
Financial expense, net	(218)	-	(218)
Income before taxes	**(15)**	**(396)**	**381**
Income tax expense	(53)	104	(157)
Income/(loss) from discontinued operations	9	9	-
Net income	**(59)**	**(283)**	**224**
Attributable to minority interests	6	2	4
Net income attributable to Syngenta AG shareholders	(65)	(285)	220
Tax rate	353%	26%	41%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102
Basic and diluted earnings/(loss) per share	**(0.64)**		**2.17**

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2001			
Operating income	**353**	**(277)**	**630**
Income/(loss) from associates and joint ventures	(5)	-	(5)
Financial expense, net	(251)	-	(251)
Income before taxes	**97**	**(277)**	**374**
Income tax expense	(72)	88	(160)
Income/(loss) from discontinued operations	3	3	-
Net income	**28**	**(186)**	**214**
Attributable to minority interests	1	1	-
Net income attributable to Syngenta AG shareholders	27	(187)	214
Tax rate	68%	32%	42%
Number of shares – basic and diluted (millions)	101		101
Basic and diluted earnings per share	**0.27**		**2.11**

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2000			
Operating income	**973**	**456**	**517**
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(85)	-	(85)
Income before taxes	**887**	**456**	**431**
Income tax expense	(331)	(102)	(229)
Income/(loss) from discontinued operations	9	9	-
Net income	**565**	**363**	**202**
Attributable to minority interests	10	2	8
Net income attributable to Syngenta AG shareholders	555	361	194
Number of shares – basic and diluted (millions)	74		74
Earnings per share	**7.49**		**2.62**

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than the exchange rates for this year. See Note 30 to the Consolidated Financial Statements for information on average exchange rates in 2004, 2003 and 2002. For example, if a British entity reporting in pounds sterling sold £1 million of products in 2004 and 2003, our financial statements would report US$1,818 million of revenues in 2004 (using 0.55 as the rate, which was the average exchange rate in 2004) and US$1,639 million in revenues in 2003 (using 0.61 as the rate, which was the average exchange rate in 2003). The CER presentation would translate the 2004 results using the 2003 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Basis of Preparation of 2000 Information

For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

The consolidated income statements for the twelve months ended December 31, 2004, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000.

The consolidated cash flow statements for the twelve months ended December 31, 2004, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000.

Some costs which have been reflected in the consolidated financial statements for 2000 are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

At November 13, 2000, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. The issuance is considered a recapitalization of Syngenta's predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to November 13, 2000. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on November 13, 2000, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

Accordingly, the weighted average number of ordinary shares in issue was 74 million for 2000, after adjustment for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November, 2000, as from the issuance and repurchase dates respectively. In 2003, 2002 and 2001, the weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27 to the consolidated financial statements).

Quantitative and Qualitative Disclosure about Market Risk
Overview
As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates, and, to a lesser extent, commodity prices. Syngenta Group Treasury actively manages Syngenta's exposures to foreign currency, interest rates and credit risk with the intention of optimizing cash flows and minimizing earnings volatility. In accordance with Syngenta's written treasury policy, approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all its financial risks and monitors risk exposures and open derivative transactions in accordance with Syngenta's treasury policy. Details of the Group's derivative positions as at December 31, 2004 are set out in Note 31 of the consolidated financial statements.

The fair values of open derivative instruments at December 31, 2004 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions
Interest rate instruments	1,491	46	(24)
Cross currency swaps	677	428	-
Foreign currency forward contracts	6,480	111	(57)
Currency option contracts	1,020	46	(3)
Commodity forward contracts	90	5	-

Value at Risk Calculations
Syngenta discloses value-at-risk calculations for all material risk classes in order to give a consistent measure of risk. Syngenta applies value-at-risk calculations to its currency and interest rate exposures and related hedges to measure the maximum expected loss in value of its anticipated transactional currency flows, committed transactional currency flows and interest charge under normal market conditions.

Market Risk Due to Fluctuating Foreign Currency Exchange Rates
Since its formation on November 13, 2000, Syngenta has adopted the US dollar as its reporting currency. The US dollar value of foreign currency sales and purchases is sensitive to market fluctuations in foreign currency exchange rates. Syngenta's primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound sterling and the euro.

The split of sales and operating costs by currency for the years 2004 and 2003 was as follows:

	Sales in %		Operating costs in %	
Currency	2004	2003	2004	2003
US dollar	35	39	34	31
Euro	25	26	21	21
Swiss franc	1	2	17	19
British pound sterling	2	3	11	12
Other	37	30	17	17
Total	**100**	**100**	**100**	**100**

"Other" includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs. The Seeds acquisitions in 2004 are expected to increase the proportion of US dollar sales and costs in 2005.

Syngenta categorizes the management of currencies into anticipated transactions and committed exposures.

(i) Anticipated cash flows
Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges material mismatches in currency flows for a maximum of 18 months using options and forward contracts to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

Value-at-risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. Optionality is dealt with in this model through a full revaluation approach. Syngenta uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

The value-at-risk calculation is performed for anticipated net transactional currency flows for 2005 taking into account related currency hedges. As of December 31, 2004, the total potential adverse movement for 2005 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$56 million. The movement on transaction flows due to currency movements in 2004 was well within the level of US$41 million stated in the 2003 report due to the offsetting of risks and hedging benefits.

(ii) Committed foreign currency exposures

Committed foreign currency exposures generally are fully covered and are managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

Value-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta only uses forward contracts to hedge committed foreign currency exposures so it is not necessary to address optionality in the model. Syngenta uses a 1-month time horizon for this risk based on average maturity of exposures and hedges, and exposure management.

The value-at-risk calculation was performed for net committed transactional currency flows existing at December 31, 2004 taking into account related currency hedges. As of December 31, 2004 the total 1-month value-at-risk, after hedges, at the 95% confidence level, was US$5 million. Maximum and minimum levels of risk through the year were US$8 million and US$2 million: at no point in the year did losses exceed the maximum level. The comparative figure for December 31, 2003 was US$8 million.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of Syngenta's borrowings is US dollars after the impact of derivatives. The majority of Syngenta's net borrowings are subject to short-term interest rates, though some longer-term swaps have been entered into to reduce interest rate volatility. Syngenta analyzes risk to interest rate movements by forecasting future debt levels and taking into account hedges in place.

An interest charge-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model. Syngenta uses a 12-month time horizon given the seasonality of cash flow and duration of cash forecasts. The interest charge-at-risk calculation is based on forecast future debt levels and examines the impact of changes in market interest rates; other factors such as changes in debt, mix of debt or group credit status could impact the overall interest expense.

The value-at-risk calculation is performed for the expected interest charge in 2005 taking into account related interest rate swaps. As of December 31, 2004, the total 12-month interest charge at risk after hedges, at the 95% confidence level, was US$6 million. The movement on interest expense due to interest rate movements in 2004 was well within the level of US$9 million, which existed at December 31, 2003.

Value-at-risk Calculation Summary Table

(US$ million)	Time Horizon (Months)	VaR as at 31 December 2004	VaR as at 31 December 2003
Anticipated Foreign Exchange Transactions	12	56	41
Committed Foreign Exchange Transactions	1	5	8
Interest Rates	12	6	9

Other Market Risk

Syngenta has only limited exposures to derivatives relating to commodity exposures and to third party equities.

Consolidated Income Statement
(for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

(US$ million, except per share amounts)	Notes	2004	2003 (adjusted)	2002 (adjusted)
Continuing operations				
Sales	4/5/6	7,269	6,525	6,163
Cost of goods sold		(3,532)	(3,248)	(3,088)
Gross profit		**3,737**	**3,277**	**3,075**
Marketing and distribution		(1,382)	(1,193)	(1,135)
Research and development		(809)	(726)	(696)
General and administrative		(651)	(674)	(638)
Restructuring and impairment	7	(354)	(163)	(396)
Operating income		**541**	**521**	**210**
Income/(loss) from associates and joint ventures	15	(2)	(1)	(7)
Interest income		76	71	75
Interest expense		(118)	(124)	(188)
Other financial expense		(21)	(28)	(19)
Currency gains/(losses), net		(10)	(57)	(86)
Financial expense, net		(73)	(138)	(218)
Income/(loss) before taxes		**466**	**382**	**(15)**
Income tax credit / (expense)	8	70	(134)	(53)
Income/(loss) from continuing operations	9	**536**	**248**	**(68)**
Discontinued operations				
Income/(loss) from discontinued operations	3,9	**(108)**	**6**	**9**
Net income/(loss)		**428**	**254**	**(59)**
Attributable to:				
Syngenta AG shareholders	9	**460**	**250**	**(65)**
Minority interests		**(32)**	**4**	**6**
Net income/(loss)		**428**	**254**	**(59)**
Basic earnings/(loss) per share				
From continuing operations	9	**5.16**	**2.41**	**(0.71)**
From discontinued operations	9	**(0.79)**	**0.05**	**0.07**
Total	9	**4.37**	**2.46**	**(0.64)**
Diluted earnings/(loss) per share				
From continuing operations	9	**5.12**	**2.40**	**(0.71)**
From discontinued operations	9	**(0.78)**	**0.05**	**0.07**
Total	9	**4.34**	**2.45**	**(0.64)**
Weighted average number of shares				
Basic		105,208,929	101,682,672	101,541,119
Diluted		106,015,369	101,799,899	101,586,435

The accompanying notes form an integral part of the consolidated financial statements.
2002 and 2003 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

Consolidated Balance Sheet
(at December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

(US$ million)	Notes	2004	2003 (adjusted)	2002 (adjusted)
Assets				
Current assets				
Cash and cash equivalents		227	206	232
Trade receivables, net	10	1,887	1,707	1,602
Other accounts receivable	10	337	308	243
Other current assets	11	766	696	516
Inventories	12	2,192	1,811	1,704
Total current assets		**5,409**	**4,728**	**4,297**
Non-current assets				
Property, plant and equipment	13	2,188	2,374	2,310
Intangible assets	14	2,951	2,658	2,813
Investments in associates and joint ventures	15	114	107	95
Deferred tax assets	16	946	671	666
Other financial assets	17	378	430	345
Total non-current assets		**6,577**	**6,240**	**6,229**
Assets held for sale	24	22	-	-
Total assets		**12,008**	**10,968**	**10,526**
Liabilities and Equity				
Current liabilities				
Trade accounts payable		(1,466)	(862)	(725)
Current financial debts	18	(423)	(749)	(1,207)
Income taxes payable		(312)	(289)	(210)
Other current liabilities	19	(765)	(747)	(794)
Provisions	21	(258)	(265)	(222)
Total current liabilities		**(3,224)**	**(2,912)**	**(3,158)**
Non-current liabilities				
Non-current financial debts	20	(1,117)	(1,017)	(925)
Deferred tax liabilities	16	(1,119)	(1,071)	(1,098)
Provisions	21	(870)	(845)	(915)
Total non-current liabilities		**(3,106)**	**(2,933)**	**(2,938)**
Commitments and contingencies	29	-	-	-
Liabilities associated with assets held for sale		-	-	-
Total liabilities		**(6,330)**	**(5,845)**	**(6,096)**
Shareholders' equity				
Issued share capital: 112,564,584 ordinary shares		(525)	(667)	(667)
Retained earnings		(655)	(405)	(194)
Reserves		(4,807)	(4,488)	(4,001)
Treasury shares: 7,481,421 ordinary shares (2003: 10,881,912; 2002: 11,023,465;)		329	504	512
Total shareholders' equity		**(5,658)**	**(5,056)**	**(4,350)**
Minority interests		(20)	(67)	(80)
Total equity		**(5,678)**	**(5,123)**	**(4,430)**
Total liabilities and equity		**(12,008)**	**(10,968)**	**(10,526)**

The accompanying notes form an integral part of the consolidated financial statements.
2003 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.
Deferred tax assets for 2003 have been increased by US$3 million in respect of share based compensation.

Consolidated Cash Flow Statement
(for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

(US$ million)	Notes	2004	2003 (adjusted)	2002 (adjusted)
Operating income		**541**	**521**	**210**
Reversal of non-cash items:				
Share based compensation expense	27	33	18	12
Depreciation, amortization and impairment on				
Property, plant and equipment	13	385	298	360
Intangible assets	14	250	243	282
Loss/(gain) on disposal of non-current assets		-	(62)	(26)
Charges in respect of provisions	21	420	386	376
Cash (paid)/received in respect of:				
Interest and other financial receipts		221	71	180
Interest and other financial payments		(235)	(185)	(398)
Taxation		(128)	(116)	(185)
Restructuring provisions	21,22	(185)	(179)	(190)
Contributions to pension schemes	21	(144)	(110)	(209)
Other provisions	21	(104)	(157)	(49)
Cash flow before working capital changes		**1,054**	**728**	**363**
Change in net current assets	25	255	63	406
Cash flow from operating activities		**1,309**	**791**	**769**
Additions to property, plant and equipment	13	(166)	(211)	(157)
Proceeds from business divestments		1	14	11
Proceeds from disposals of property, plant and equipment		49	31	51
Purchase of intangibles, investments in associates and other financial assets		(104)	(58)	(165)
Proceeds from disposal of intangible and financial assets		19	21	6
Business acquisitions (net of cash acquired)	3	(479)	-	-
Acquisition of minorities	3	(6)	(29)	-
Cash flow from/(used for) investing activities		**(686)**	**(232)**	**(254)**
Increases in other third party interest-bearing debt		202	369	511
Repayment of third party interest-bearing debt		(640)	(938)	(1,067)
Sale/(purchase) of treasury shares		(98)	4	3
Dividends paid to group shareholders		(142)	(65)	(48)
Dividends paid to minorities		(1)	-	(1)
Cash flow from/(used for) financing activities		**(679)**	**(630)**	**(602)**
Net cash flow from discontinued operations	3	41	(1)	22
Net effect of currency translation on cash and cash equivalents		36	46	9
Net change in cash and cash equivalents		**21**	**(26)**	**(56)**
Cash and cash equivalents at the beginning of the year		**206**	**232**	**288**
Cash and cash equivalents at the end of the year		**227**	**206**	**232**

The accompanying notes form an integral part of the consolidated financial statements.
Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

Consolidated Statement of Changes in Shareholders' Equity
(for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings (adjusted)	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment (adjusted)	Treasury shares, at cost	Total Shareholders' Equity (adjusted)
January 1, 2002	**667**	**279**	**4,119**	**(28)**	**(433)**	**(518)**	**4,086**
Net loss attributable to Syngenta AG shareholders		(65)					(65)
Issue of shares under employee share purchase plan		(3)				6	3
Share based compensation		12					12
Dividends paid to group shareholders		(48)					(48)
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				(40)			(40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				30			30
Income taxes		19		11			30
Translation effects					342		342
December 31, 2002 (adjusted)	**667**	**194**	**4,119**	**(27)**	**(91)**	**(512)**	**4,350**
Net income attributable to Syngenta AG shareholders		250					250
Issue of shares under employee share purchase plan		(4)				8	4
Share based compensation		18					18
Dividends paid to group shareholders		(65)					(65)
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				17			17
Unrealized gains/(losses) on derivatives designated as cash flow hedges				44			44
Change in consolidation scope		(5)					(5)
Income taxes		17		(10)			7
Translation effects					436		436
December 31, 2003 (adjusted)	**667**	**405**	**4,119**	**24**	**345**	**(504)**	**5,056**
Net Income attributable to Syngenta AG shareholders		460					460
Sale of treasury shares in exchange for own equity instruments		(276)				280	4
Issue of shares under employee share purchase plan		(6)				38	32
Share based compensation		33				-	33
Dividends paid to group shareholders as par value reduction	(142)						(142)
Share repurchase scheme						(143)	(143)
Cash impact of options under share repurchase scheme		9					9
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				9			9
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(9)			(9)
Income taxes		30		(4)			26
Translation effects					323		323
December 31, 2004	**525**	**655**	**4,119**	**20**	**668**	**(329)**	**5,658**

The accompanying notes form an integral part of the consolidated financial statements.
Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders' equity, for the years ended December 31, 2004, 2003 and 2002, were US$809 million, US$749 million and US$297 million, respectively. Gains or losses recognized directly in equity attributable to minority interests are disclosed below.

The amount available for dividend distribution is based on Syngenta AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$105 million of the additional paid in capital is not available for distribution.

On July 16, 2004, a dividend of Swiss francs ("CHF") 1.70 per share was paid as a par value reduction of share capital in respect of 2003 (2002: dividend of CHF 0.85 per share paid in April 2003; 2001: CHF 0.80 per share paid in May 2002).

The Board of Directors proposes a dividend in respect of 2004 of CHF 2.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2004	2003	2002
January 1	48	12	(17)
Gains/(losses) recognized in equity during the period	39	86	69
(Gains)/losses removed from equity and reported in net income during the period	(48)	(42)	(43)
(Gains)/losses removed from equity and adjusted against carrying amount of related asset or liability	-	-	4
Deferred tax	-	(8)	(1)
December 31	**39**	**48**	**12**

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2004	2003	2002
January 1	(24)	(39)	(11)
Gains/(losses) recognized in equity during the period	9	17	(40)
Gains/(losses) removed from equity and reported in net income during the period	-	-	-
Deferred tax	(4)	(2)	12
December 31	**(19)**	**(24)**	**(39)**

The following summarizes the movements in minority interest:

(US$ million)	2004	2003	2002
January 1	67	80	73
Share of result for the year	(32)	4	6
Business combinations	(13)	(19)	(2)
Dividends paid to minorities	(1)	(4)	(6)
Currency movements	(1)	6	9
December 31	**20**	**67**	**80**

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). Application of US GAAP would have affected shareholders' equity and net income for the years ended December 31, 2004, 2003 and 2002 as detailed in Note 33 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

The consolidated financial statements are presented in United States dollars ("US$" or "US dollars") as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Accounting policies

Adoption of new Accounting Standards

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

- IAS 1, "Presentation of Financial Statements" (revised December 2003). Minority interests have been shown in the consolidated income statement for each period, as an attribution of net profit or loss, and in the consolidated balance sheet as part of total equity.

- IAS 21, "The Effects of Changes in Foreign Exchange Rates" (revised December 2003). Adoption had the following effects:

  - Goodwill and fair value adjustments arising on acquisitions will now be treated as denominated in the functional currency of the acquired entity(ies). Previously, Syngenta treated them as denominated in its group presentation currency, US dollars. As permitted by the Standard's transitional provisions, Syngenta has applied the new policy prospectively to acquisitions completed after January 1, 2004. The effect of the new policy on the 2004 consolidated financial statements was not material. Its effect on future periods will depend on whether and what future acquisitions occur.

  - Unrealized exchange differences on certain inter-company loans which form part of Syngenta's net investment in the borrowing subsidiary have been recognized in the income statement, as they are no longer permitted to be recognized directly in shareholders' equity. The effect on 2004 net income and shareholders' equity was not material. This change has been implemented retrospectively. The consolidated balance sheets and cash flow statements are not affected by this change. There is no effect on the consolidated balance sheet, except for reclassification of certain exchange losses from other reserves to retained earnings.

- IFRS 2, "Share Based Payment". Syngenta has recognized the fair value of share and share option grants to employees as compensation expense in the consolidated income statement, as required by IFRS 2. Syngenta has implemented the new policy retrospectively to all previous grants. US$33 million of compensation expense was charged in 2004, mainly within General and administrative in the income statement. Under Syngenta's previous policy, the corresponding 2004 movement in shareholders' equity would have been US$33 million lower than reported in these financial statements. This charge did not have a net effect on the consolidated cash flow statement or balance sheet, because Syngenta's share based payment schemes are equity settled, and the expense is matched by an entry directly increasing retained earnings. However, IFRS 2 also requires a deferred tax asset to be recognized if a tax deduction will be claimed for the expense. 2004 deferred income tax expense has therefore been reduced by US$8 million, shareholders' equity increased by US$13 million, and deferred tax assets increased by US$21 million as a result.

- IFRS 3, "Business Combinations". This new standard must be applied to all combinations with an agreement date after March 31, 2004. Syngenta has applied IFRS 3, together with IAS 36, "Impairment of Assets" (revised March 2004) and IAS 38, "Intangible Assets" (revised March 2004), to the Advanta and Golden Harvest acquisitions (see also Note 3), which were agreed on May 12, 2004 and June 25, 2004 respectively. Goodwill arising on these acquisitions has not been amortized, but has been tested for impairment as required by IAS 36 (revised). As permitted by the transitional provisions of IFRS 3, Syngenta will apply the new accounting policy for goodwill to acquisitions agreed before March 31, 2004, as from January 1, 2005. Goodwill amortization expense on these acquisitions in 2004 was US$56 million. From January 1, 2005 this goodwill will no longer be amortized, but will be tested for impairment annually. Also, costs of restructuring the acquired businesses have been charged to the consolidated income statement. Previously, in accordance with IAS 22, restructuring costs were debited to goodwill if Syngenta announced the restructuring on or before acquisition and developed a detailed formal restructuring plan within three months of acquisition.

- IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". This new standard requires assets and related liabilities which meet the IFRS 5 definition of "held for sale" to be measured at the lower of fair value less selling costs, and their carrying amount at the date they first meet the held for sale criteria. These assets and liabilities must be presented separately in balance sheets prepared at dates after they are considered held for sale. Balance sheets for earlier periods are not restated. In addition, where the assets and liabilities being divested represent a major product line or geographical area, all results of the business being divested are shown as a single post-tax amount in the income statement, described as "Discontinued operations". Income statements for previous periods are adjusted so that presentation is consistent.

- Syngenta has applied IFRS 5 to the 2004 divestments described in Note 3 below. SF-Chem AG and the Advanta businesses and subsidiaries which were sold to Fox Paine & Co. have been shown as discontinued operations in the 2004 consolidated income statement. The 2002 and 2003 consolidated income statements and cash flow statements have been re-presented to show SF-Chem AG as a discontinued operation. Certain other proposed asset divestments have been shown as held for sale in the 2004 consolidated balance sheet, but do not meet the definition of discontinued operations. No divestment transaction which occurred before 2004 has been affected by adoption of IFRS 5. Therefore, the 2002 and 2003 consolidated balance sheets are unaffected.

- In addition, Syngenta adopted the following standards, certain of which required increased disclosures, but which did not affect the consolidated income statement, balance sheet or cash flow statement:

  IAS 2, "Inventories", (revised December 2003)
  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" (revised December 2003)
  IAS 10, "Events after the Balance Sheet Date" (revised December 2003)
  IAS 17, "Leases" (revised December 2003)
  IAS 24, "Related Party Disclosures" (revised December 2003)
  IAS 27, "Consolidated and Separate Financial Statements" (revised December 2003)
  IAS 28, "Investments in Associates" (revised December 2003)
  IAS 31, "Interests in Joint Ventures" (revised December 2003)
  IAS 33, "Earnings per share" (revised December 2003)
  IAS 40, "Investment Property" (revised December 2003)
  IFRS 4, "Insurance Contracts"

Other change in Accounting policy – Royalty income

Syngenta receives royalty income from licensing third parties to use its intellectual property. Syngenta has presented royalty income as Sales, and related royalty expense as Cost of goods sold, in these consolidated financial statements. Previously, royalty income and expense were shown within General and administrative. Royalty income was not material to Sales for previous periods and was considered incidental. However, Syngenta expects that the amount of royalty income will increase in future, and will increasingly arise in the course of Syngenta's ordinary activities. For this reason, Syngenta considers that the revised income statement presentation will provide more reliable and relevant information than the presentation adopted previously. The 2002 and 2003 consolidated income statements have been adjusted to reflect the new presentation. Note 6 below discloses the amount of royalty income recognized in each period. Syngenta's policy for recognizing and measuring royalty income and expense, and the amount of net income or loss in each period, have not been altered; only the presentation of royalties has changed. The consolidated balance sheet and cash flow statement are not affected.

Adjustments to 2003 consolidated income statement and statement of movements in shareholders' equity.
The adjustments made to each line item, and their effect on earnings per share, is given in the following tables:

(US$ million, except per share amounts)	Previously published figures 2003	Reclassification of unrealized exchange losses on inter-company loans per revised IAS 21, "Foreign Exchange Rates" 2003	Representation of SF-Chem as Discontinued operation per IFRS 5 2003	Adoption of IFRS 2, "Share Based Payment" 2003	Re-classification of royalty income and related expenses 2003	As adjusted 2003
Continuing operations						
Sales	6,578	-	(88)	-	35	6,525
Cost of goods sold	(3,293)	-	71	-	(26)	(3,248)
Gross profit	**3,285**	**-**	**(17)**	**-**	**9**	**3,277**
Marketing and distribution	(1,204)	-	11	-	-	(1,193)
Research and development	(727)	-	1	-	-	(726)
General and administrative	(645)	-	(2)	(18)	(9)	(674)
Restructuring and impairment	(163)	-	-	-	-	(163)
Operating income	**546**	**-**	**(7)**	**(18)**	**-**	**521**
Income/(loss) from associates and joint ventures	(1)	-	-	-	-	(1)
Interest income	71	-	-	-	-	71
Interest expense	(124)	-	-	-	-	(124)
Other financial expense	(28)	-	-	-	-	(28)
Currency gains/(losses), net	(53)	(4)	-	-	-	(57)
Financial expense, net	(134)	(4)	-	-	-	(138)
Income before taxes	**411**	**(4)**	**(7)**	**(18)**	**-**	**382**
Income tax credit/(expense)	(139)	1	1	3	-	(134)
Income/(loss) from continuing operations	**272**	**(3)**	**(6)**	**(15)**	**-**	**248**
Discontinued operations						
Income/(loss) from discontinued operations	**-**	**-**	**6**	**-**	**-**	**6**
Net income/(loss)	**272**	**(3)**	**-**	**(15)**	**-**	**254**
Attributable to:						
Syngenta AG shareholders	**268**	**(3)**	**-**	**(15)**	**-**	**250**
Minority interests	**4**	**-**	**-**	**-**	**-**	**4**
Net income/(loss)	**272**	**(3)**	**-**	**(15)**	**-**	**254**
Basic earnings/(loss) per share	2.64	(0.03)	-	(0.15)	-	2.46
Diluted earnings/(loss) per share	2.63	(0.03)	-	(0.15)	-	2.45
(Millions of shares)						
Basic shares in issue	101.683	-	-	-	-	101.683
Diluted shares in issue*	101.952	-	-	(0.152)*	-	101.800
Movements in shareholders' equity:						
Share based compensation	-	-	-	18	-	18
Translation effects	432	4	-	-	-	436
Income taxes	8	(1)	-	-	-	7

*Notional proceeds of option exercise adjusted to include compensation expense which will be recognized in future periods.

Adjustments to 2002 consolidated income statement and statement of movements in shareholders' equity.
The adjustments made to each line item, and their effect on earnings per share, is given in the following tables:

(US$ million, except per share amounts)	Previously published figures 2002	Reclassification of unrealized Exchange losses on inter-company loans per revised IAS 21, "Foreign Exchange Rates" 2002	Representation of SF-Chem as Discontinued operation per IFRS 5 2002	Adoption of IFRS 2, "Share Based Payment" 2002	Reclassification of royalty income and related expenses 2002	As adjusted 2002
Continuing operations						
Sales	6,197	-	(92)	-	58	6,163
Cost of goods sold	(3,132)	-	64	-	(20)	(3,088)
Gross profit	**3,065**	**-**	**(28)**	**-**	**38**	**3,075**
Marketing and distribution	(1,146)	-	11	-	-	(1,135)
Research and development	(697)	-	1	-	-	(696)
General and administrative	(582)	-	(6)	(12)	(38)	(638)
Restructuring and impairment	(396)	-	-	-	-	(396)
Operating income	**244**	**-**	**(22)**	**(12)**	**-**	**210**
Income/(loss) from associates and joint ventures	(7)					(7)
Interest income	75	-	-	-	-	75
Interest expense	(188)	-	-	-	-	(188)
Other financial expense	(19)	-	-	-	-	(19)
Currency gains/(losses), net	(56)	(30)	-	-	-	(86)
Financial expenses, net	(188)	(30)	-	-	-	(218)
Income/(loss) before taxes	**49**	**(30)**	**(22)**	**(12)**	**-**	**(15)**
Income tax credit/(expense)	(70)	3	13	1	-	(53)
Income/(loss) from continuing operations	**(21)**	**(27)**	**(9)**	**(11)**	**-**	**(68)**
Discontinued operations						
Income/(loss) from discontinued operations	**-**	**-**	**9**	**-**	**-**	**9**
Net Income/(loss)	**(21)**	**(27)**	**-**	**(11)**	**-**	**(59)**
Attributable to:						
Syngenta AG shareholders	**(27)**	**(27)**	**-**	**(11)**	**-**	**(65)**
Minority interests	**6**	**-**	**-**	**-**	**-**	**6**
Net income/(loss)	**(21)**	**(27)**	**-**	**(11)**	**-**	**(59)**
Basic earnings/(loss) per share	(0.26)	(0.27)	-	(0.11)	-	(0.64)
Diluted earnings/(loss) per share	(0.26)	(0.27)	-	(0.11)	-	(0.64)
(Millions of shares)						
Basic shares in issue	101.541	-	-	-	-	101.541
Diluted shares in issue*	101.635	-	-	(0.049)*	-	101.586
Movements in shareholders' equity:						
Share based compensation	-	-	-	12	-	12
Translation effects	312	30	-	-	-	342
Income taxes	34	(3)	-	(1)	-	30

*Notional proceeds of option exercise adjusted to include compensation expense which will be recognized in future periods.

Scope of consolidation
The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as "Syngenta") and Syngenta's interest in associates and joint ventures.

Principles of consolidation
Subsidiaries
Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Associates and joint ventures
Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta's share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence ceases.

Other investments
Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders' equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized in profit or loss, and any additional impairment losses are also recognized in profit or loss, in the period in which the impairment is identified.

Transactions eliminated on consolidation
Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation.

Revenue
Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed and determinable price, and when collectibility is reasonably assured. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.

Where a right of return exists and a reasonable estimate of returns can be made, revenue is recorded on delivery and is reduced by an allowance for estimated returns. If a reasonable estimate of returns cannot be made at the time of delivery, revenue is recognized when the right of return no longer exists.

Where third parties hold Syngenta inventories on a consignment basis, revenue is recognized in the period that inventories are withdrawn from consignment and delivered to customers.

Royalty income is recognized in the consolidated income statement when earned. If the licence agreement contains performance obligations for Syngenta, the income is considered earned when Syngenta has performed the obligations. Amounts received in advance of performance are deferred in the consolidated balance sheet. If the licence agreement provides for royalties based on sales made by the licensee, income is considered earned in the period that the related sales occur.

Revenue in multiple-deliverable arrangements is allocated to each deliverable which has stand-alone value to the customer, based on the relative fair values of each deliverable.

Foreign currencies
The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements. Equity loans are inter-company monetary items which form part of Syngenta's net investment in the borrowing subsidiary, and which are denominated in the functional currency of either the lending or the borrowing subsidiary.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinian peso. In the local financial statements, US dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinian Government where these were different. The impact of revaluation was recognized in the income statement.

Syngenta denominates goodwill and fair value adjustments arising on acquisitions in the functional currency(ies) of the acquired entity(ies).

Research and development
Research and development expenses are charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

Costs of purchasing patent rights are capitalized as intangible assets. Costs of applying for patents for internally developed products, costs of defending existing patents, and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

Trade and other accounts receivable
The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Adjustments for doubtful receivables are calculated by reviewing individual receivable balances, taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectibility. Receivable balances are written off only when there is no realistic prospect of any further collections.

In certain markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta's liability is discharged through the factor receiving payment from the customer.

Inventories
Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off. Inventories of biological assets, principally young plants and cuttings in the Seeds flowers business, are valued at fair value less estimated point of sale costs.

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta's buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized and depreciated over the revised remaining useful life of the asset. When components of an asset are replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the asset of which it is part. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets, all of which (except for goodwill) have a finite life, are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill on acquisitions agreed before March 31, 2004 has been amortized to income on a straight-line basis over its useful life. Amortization is included principally within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances and reviewed annually. Currently, amortization periods range from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders' equity.

Goodwill arising on acquisitions agreed after March 31, 2004 has not been amortized, but has been tested for impairment using a discount rate of 10%.

Management has determined the estimated useful life of goodwill for acquisitions agreed before March 31, 2004 based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

Other acquired intangible assets are amortized on a straight-line basis over the following periods:

Product rights and related supply agreements	5 to 20 years
Trademarks	10 to 20 years
Software	3 to 5 years
Others	3 to 15 years

Trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of cost of goods sold over the period of the supply agreement.

Non-current assets held for sale

Non-current assets, and groups of assets, are reclassified as held for sale when a sale within one year is highly probable and the assets are available for immediate sale in their present condition. Property, plant and equipment and Intangible assets held for sale are remeasured at the lower of fair value less costs to sell or the carrying amounts at the date they meet the held for sale criteria. Any resulting impairment loss is recognized in the income statement.

Impairment
Non-current assets which are not classified as held for sale, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset's recoverable amount as the higher of net selling price or value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2004, the discount rate used was 10%. Future cash flows are based on forecasts approved by management. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.

Income taxes
Income taxes for the year comprise current and deferred tax, using rates enacted or substantially enacted at the balance sheet date.

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method, calculated on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.

Dividends and capital distributions
Dividends and capital distributions payable to shareholders of Syngenta AG are recorded in the consolidated financial statements, as liabilities and as a reduction in shareholders' equity in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs and US dollars, respectively. On December 30, 2003, Syngenta de-listed from the OM Stockholm Stock Exchange and the London Stock Exchange.

Treasury shares
Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Derivative instruments over Syngenta AG Shares
Purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation schemes, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders' equity at fair value at the date the instrument is issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in equity. Options which do not meet the above criteria are accounted for as derivative financial assets or liabilities, and revalued to fair value, with gains and losses recognized in net income.

Borrowings
Borrowings are recognized initially at cost, which is defined as the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs attributable to the construction of property, plant and equipment are charged to income as incurred.

Financial instruments
Financial assets and liabilities are recognized when Syngenta becomes a party to the financial instrument. Non-derivative financial liabilities other than borrowings are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business. Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses thereon are included in "financial expense, net" within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders' equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in the fair value of such hedges are recognized in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices of the specific instruments held at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders' equity. The gain or loss is recognized in the income statement when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in the income statement.

Syngenta documents the relationship between a hedging instrument and the related hedged item, as well as risk management objectives and the strategy for undertaking each hedge transaction, at the inception of the transactions. Hedge effectiveness is assessed and reviewed both at the inception of the hedge and on an ongoing basis by determining whether the financial instruments used are highly effective in offsetting changes in fair value or cash flows of hedged items.

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.

Environmental provisions
Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date.

Restructuring provisions

A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly.

Provision for severance payments and related employment costs is made in full when employees are given details of the termination benefits which will apply to individual employees should their contracts be terminated as a direct result of the restructuring plan. Costs relating to ongoing activities, such as relocation, training and information systems costs, are recognized only when incurred.

Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans

The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

The defined benefit obligation is measured as the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(b) Post-retirement benefits other than pensions

Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents. The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(c) Other long-term employee benefits

Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which Syngenta conducts its operations. Benefit cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is presented within provisions in the consolidated balance sheet.

(d) Employee share participation plans

The fair value of share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta's best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options which actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members' choice is known. A member's choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders' equity when the choice is made.

Application of critical accounting policies

Impairment

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. This level is described as a cash generating unit (CGU). Each CGU contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights. The way in which assets are grouped to form CGU's and are related to cash flows may in certain circumstances affect whether an impairment loss is recorded. Generally, the higher the level at which separate cash flows are identified, the less likely it is that an impairment loss will be recorded, as reductions in one cash inflow are more likely to be offset by increases in other cash inflows within the same CGU.

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a material extent, the active ingredients concerned are grouped together into a single CGU because separate cash flows can be more accurately identified at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta's corn and soy business in NAFTA is regarded as a separate CGU following the Advanta and Golden Harvest acquisitions because of its size relative to the Syngenta Seeds business as a whole.

Defined benefit pensions

IAS 19, "Employee Benefits", allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred and amortized over future employee service to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition in the income statement is also permitted. Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition in income, the unrecognized losses of US$610 million disclosed in Note 26 below would have been recognized in, and would have reduced, previous years' results of operations.

Segmental reporting

Syngenta's Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or pharmaceutical properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment. Syngenta will continue to review its reportable segments on an annual basis to determine whether additional segments should be separately identified and reported.

Critical accounting estimates

The cash flow forecasts which support the US$305 million carrying amount of goodwill in the Seeds NAFTA corn and soy business assume that new seed products obtain registration and are successfully introduced to the market. The cash flows included represent Syngenta's best estimate of the outcome of the product development and introduction. However, as with all investments, there can be no absolute guarantee of success. If there are significant delays in development and launch of new products, that Syngenta was not able to offset by alternative available products, a future impairment test of this goodwill may result in impairment losses being recorded. Because of the number of variables and the potential range of values for those variables, which are inputs for the cash flow forecasts, Syngenta is unable to quantify accurately the amount of any potential future impairment loss which might be recorded.

Since its formation, Syngenta has carried out a reorganization of the legal entity structure of the group. This has increased the likelihood that tax losses in certain group subsidiaries will be utilized against future taxable profits. In 2004, Syngenta reported a tax credit of US$139 million in respect of tax losses which had not met the criteria for recognition as deferred tax assets in prior years. Based on the taxable profit forecasts approved by management, Syngenta considers it is now more likely than not that these tax losses will be recovered. However, if forecast profits are reduced by adverse market conditions in the future, or by future restructuring decisions, it may be necessary to write off deferred tax assets. Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

In February 2004, Syngenta announced a restructuring program known as "operational efficiency". An element of this program involves the rationalization of production sites, including the relocation of manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Over time, this could bring about a further shift in the geographical distribution of Syngenta's asset base. In 2004, Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded, in 2005 and future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year.

3. Changes in the scope of consolidation

The following significant changes were made during 2004, 2003 and 2002:

Acquisitions 2004

On September 1, 2004, after Fox Paine acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.V's European, Asian and Latin American subsidiaries and other parts of its NAFTA[1] business to Fox Paine & Co. The net cash cost of acquisition, after deducting proceeds of US$195 million from the disposal of assets purchased exclusively for resale, was US$385 million, including direct acquisition costs of US$17 million. After the asset disposals, Syngenta retains a 90% interest in Advanta's former corn, soybean and wheat seed business in NAFTA, known as Garst.

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as "Golden Harvest": Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cash purchase price was US$185 million, and direct acquisition costs were US$2 million.

In January 2004, Syngenta acquired additional shares in Dia Engei K.K, increasing its shareholding from 33.5% to 100%. In January 2004, Syngenta formed Dulcinea Farms LLC with a 51% holding. In June 2004, Syngenta purchased additional shares in Syngenta Suzhou Crop Protection Co. Ltd, increasing its holding from 95% to 100%. In May 2004, Syngenta purchased additional shares in Syngenta Nantong Protection Co. Ltd, increasing its holding from 94% to 98%. The aggregate cash cost of these acquisitions was US$6 million.

The assets and liabilities recognized in these business combinations were as follows, in US$ million:

	Advanta			Golden Harvest			Other acquisitions			TOTAL		
	Carrying amount	Fair value Adjustments (Pro-visional)	Fair values	Carrying amount	Fair value Adjustments (Pro-visional)	Fair values	Carrying amount	Fair value Adjust-ments	Fair values	Carrying amount	Fair value Adjust-ments	Fair values
Cash and cash equivalents	60	-	60	33	-	33	-	-	-	93	-	93
Trade receivables	73	-	73	49	-	49	1	-	1	123	-	123
Other receivables	15	(4)	11	1	-	1	-	-	-	16	(4)	12
Other current assets	-	-	-	4	-	4	-	-	-	4	-	4
Inventories	44	18	62	48	5	53	1	-	1	93	23	116
Property, plant & equipment	33	19	52	26	16	42	2	-	2	61	35	96
Intangible assets	-	42	42	-	23	23	-	-	-	-	65	65
Associates	-	-	-	-	-	-	(1)	-	(1)	(1)	-	(1)
Deferred tax assets	13	-	13	8	1	9	-	-	-	21	1	22
Assets held for resale	195	-	195	-	-	-	-	-	-	195	-	195
Trade accounts payable	(32)	-	(32)	(72)	-	(72)	(1)	-	(1)	(105)	-	(105)
Financial debts	(72)	-	(72)	(24)	-	(24)	-	-	-	(96)	-	(96)
Income taxes payable	(7)	(2)	(9)	(1)	-	(1)	-	-	-	(8)	(2)	(10)
Other current liabilities	(4)	(6)	(10)	(15)	-	(15)	-	-	-	(19)	(6)	(25)
Provisions	-	-	-	(2)	(3)	(5)	-		-	(2)	(3)	(5)
Other liabilities	-	(10)	(10)	-	-	-	-	-	-	-	(10)	(10)
Deferred tax Liabilities	(7)	(24)	(31)	(6)	(16)	(22)	-	-	-	(13)	(40)	(53)
Net assets acquired	311	33	344	49	26	75	2	-	2	362	59	421
Minority interest	(6)	(3)	(9)	(5)	(3)	(8)	1	-	1	(10)	(6)	(16)
Syngenta AG shareholders' interest	305	30	335	44	23	67	3	-	3	352	53	405
Purchase price			580			187			6			773
Goodwill			245			120			3			368
2004 Post-acquisition profit/(loss) of acquiree			(29)			(36)			(6)			(71)

The seeds business is highly seasonal. The Advanta and Golden Harvest acquisitions were made at the end of the selling season. Post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

The net cash outflow on the acquisitions was as follows:

(US$ million)	Advanta	Golden Harvest	Other	Total
Purchase price	(580)	(187)	(6)	(773)
Cash acquired	60	33	-	93
Proceeds from assets purchased exclusively for resale	195	-	-	195
	(325)	(154)	(6)	(485)

Pro forma disclosures for Post-combination Syngenta group:

The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

(US$ million)	2004
Pro forma revenue for 2004 (unaudited)	**7,530**
Pro forma net income for 2004 (unaudited)	**455**

The purchase accounting for Advanta and Golden Harvest has been determined provisionally. Reports on the valuation of both acquired businesses were commissioned before the acquisition date. However, audited balance sheets of the Golden Harvest entities as of the acquisition date did not become available until shortly before the end of 2004, and completion of the valuation work has consequently been delayed. The value of certain acquired Advanta assets may be affected by legal proceedings. Adjustments may be made to purchase accounting in 2005.

The most important factor contributing to the recognition of goodwill is Syngenta's announced intention to achieve annual operating cost reductions of US$45 million and US$15 million, respectively, from integrating the acquired Advanta and Golden Harvest businesses with its existing NAFTA corn and soy seeds business, and from planned introductions of new products. It is also expected that Syngenta's growth in this market will provide direct benefit to the Crop Protection segment, to which US$60 million of the goodwill has been allocated.

Divestments 2004

On September 30, 2004 Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million in cash. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement. The amount shown as discontinued operations is analyzed as follows:

(US$ million)	2004 (until disposal)	2003	2002
Sales	**60**	**88**	**92**
Cost of goods sold	(50)	(71)	(64)
Gross Profit	**10**	**17**	**28**
Marketing and distribution	(9)	(11)	(11)
Research and development	(1)	(1)	(1)
General and administrative	(1)	2	6
Restructuring and impairment	(50)	-	-
Operating income	**(51)**	**7**	**22**
Financial income	-	-	-
Income/(loss) before tax from operations	**(51)**	**7**	**22**
Income tax expense on income/(loss) from operations	1	(1)	(13)
Income/(loss) after tax	**(50)**	**6**	**9**
Loss on remeasurement to disposal value	(58)	-	-
Income tax expense on disposal	-	-	-
Net income/(loss) from discontinued operations	(108)	6	9
of which:			
Attributable to Syngenta AG shareholders	(83)	5	7
Attributable to minority interests	(25)	1	2

The cash flows attributable to SF-Chem AG were as follows:

(US$ million)	2004 (until disposal)	2003	2002
Cash inflow from operating activities	8	8	33
Cash outflow from investing activities	(7)	(5)	(6)
Cash inflow from financing activities	11	-	-
Dividends paid to minority shareholders	(17)	(4)	(5)
	(5)	(1)	22
Disposal proceeds received by Syngenta AG	46	-	-
Net consolidated cash flows	41	(1)	22
After elimination of:			
Dividends paid to Syngenta AG	(52)	(11)	(16)

Acquisitions 2003

On January 28, 2003, additional shares were acquired in Syngenta India Limited, increasing Syngenta's shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of US$29 million. Goodwill of US$6 million was recognized on this transaction and will be amortized over a period of 10 years.

Acquisitions 2002

On June 26, 2002, additional shares in Wilson Genetics LLC (USA) were acquired, increasing Syngenta's shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta's shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

4. Segmental breakdown of key figures 2004, 2003 and 2002

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

Plant Science

Syngenta's Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or pharmaceutical properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment.

General

Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS 14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents), current assets and liabilities directly associated with financing (mainly derivatives) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

Reallocation of trait development costs to Seeds

Following the acquisition of Advanta and Golden Harvest, corn and soybean trait development expenditure has been transferred to Seeds, where future revenues will be realized; these costs have been reallocated from Plant Science to Seeds with retrospective effect.

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2004 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**6,030**	**1,239**	**-**	**-**	**7,269**
Cost of goods sold	(2,922)	(610)	-	-	(3,532)
Gross profit	**3,108**	**629**	**-**	**-**	**3,737**
Marketing and distribution	(1,040)	(339)	(3)	-	(1,382)
Research and development	(499)	(186)	(124)	-	(809)
General and administrative	(539)	(99)	(13)	-	(651)
Restructuring and impairment	(317)	(25)	(12)	-	(354)
Operating income/(loss) – continuing operations	**713**	**(20)**	**(152)**	**-**	**541**
Net income/(loss) from discontinued operations	**(108)**	**-**	**-**	**-**	**(108)**
Included in the above operating income from continuing operations are:					
Personnel costs	(1,290)	(353)	(62)	-	(1,705)
Depreciation of property, plant and equipment	(208)	(38)	(4)	-	(250)
Impairment of property, plant and equipment	(122)	(10)	(3)	-	(135)
Amortization of intangible assets	(229)	(17)	(2)	-	(248)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(2)	2	(2)	-	(2)
Other non-cash items including charges in respect of provisions	(398)	(39)	(16)	-	(453)
Total assets	**8,325**	**1,767**	**202**	**1,714**	**12,008**
Liabilities	**(2,537)**	**(752)**	**(18)**	**(3,023)**	**(6,330)**
Included in total assets are:					
Total property, plant and equipment	1,810	291	87	-	2,188
Additions to property, plant and equipment	128	125	9	-	262
Additions to intangible assets	18	493	-	-	511
Total investments in associates and joint ventures	81	20	13	-	114

Assets and liabilities unallocated at December 31, 2004 are:

(US$ million)	Unallocated
Cash and cash equivalents	227
Income taxes recoverable (Note 10)	64
Financial derivatives (Note 11)	474
Deferred tax assets (Note 16)	946
Other current assets	3
Total assets	**1,714**
Current financial debt (Note 18)	(423)
Income taxes payable	(312)
Financial derivatives (Note 19)	(24)
Non current financial debts (Note 20)	(1,117)
Deferred tax liabilities (Note 16)	(1,119)
Other current liabilities	(28)
Total liabilities	**(3,023)**

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2003 (US$ million, adjusted)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**5,421**	**1,104**	**-**	**-**	**6,525**
Cost of goods sold	(2,712)	(536)	-	-	(3,248)
Gross profit	**2,709**	**568**	**-**	**-**	**3,277**
Marketing and distribution	(916)	(275)	(2)	-	(1,193)
Research and development	(453)	(164)	(109)	-	(726)
General and administrative	(582)	(70)	(22)	-	(674)
Restructuring and impairment	(192)	-	29	-	(163)
Operating income/(loss) – continuing operations	**566**	**59**	**(104)**	**-**	**521**
Net income from discontinued operations	**6**	**-**	**-**	**-**	**6**
Included in the above operating income from continuing operations are:					
Personnel costs	(1,223)	(275)	(69)	-	(1,567)
Depreciation of property, plant and equipment	(212)	(32)	(5)	-	(249)
Impairment of property, plant and equipment	(49)	-	-	-	(49)
Amortization of intangible assets	(229)	(10)	(2)	-	(241)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(1)	2	(2)	-	(1)
Other non-cash items including charges in respect of provisions	(347)	(16)	21	-	(342)
Total assets	**8,396**	**1,042**	**205**	**1,325**	**10,968**
Liabilities	**(2,318)**	**(297)**	**(32)**	**(3,198)**	**(5,845)**
Included in total assets are:					
Total property, plant and equipment	2,072	211	91	-	2,374
Additions to property, plant and equipment	168	26	17	-	211
Additions to intangible assets	43	1	-	-	44
Total investments in associates and joint ventures	78	17	12	-	107

Assets and liabilities unallocated at December 31, 2003 are:

(US$ million)	Unallocated
Cash and cash equivalents	206
Income taxes recoverable (Note 10)	49
Financial derivatives (Note 11)	398
Deferred tax assets (Note 16)	671
Other current assets	1
Total assets	**1,325**
Current financial debt (Note 18)	(749)
Income taxes payable	(289)
Financial derivatives (Note 19)	(47)
Non current financial debts (Note 20)	(1,017)
Deferred tax liabilities (Note 16)	(1,071)
Other current liabilities	(25)
Total liabilities	**(3,198)**

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

The segmental analysis for 2003 has been adjusted to apply retroactively the changes in accounting policies described in Note 2 above. The adjustments made to each item disclosed above are as follows:

2003 (US$ million, adjusted)

Crop Protection	Originally published	Re-presentation of SF-Chem as discontinued operation	IFRS 2 "Share based payment"	Re-classification of royalty income and related expenses	Re-classification of restructuring flows	Segmental boundary change	As adjusted
Third party segment sales	**5,507**	**(88)**	-	**2**	-	-	**5,421**
Cost of good sold	(2,783)	71	-	-	-	-	(2,712)
Gross profit	**2,724**	**(17)**	-	**2**	-	-	**2,709**
Marketing and distribution	(927)	11	-	-	-	-	(916)
Research and development	(454)	1	-	-	-	-	(453)
General and administrative	(563)	(2)	(15)	(2)	-	-	(582)
Restructuring and impairment	(192)	-	-	-	-	-	(192)
Operating income/(loss) – continuing operations	**588**	**(7)**	**(15)**	-	-	-	**566**
Net income - Discontinued operations	-	**6**	-	-	-	-	**6**
Personnel costs	(1,241)	33	(15)	-	-	-	(1,223)
Depreciation of property, plant & equipment	(226)	14	-	-	-	-	(212)
Other non-cash items including charges in respect of provisions	(361)	(2)	(15)	-	31	-	(347)
Additions to property, plant and equipment	178	(10)	-	-	-	-	168
Seeds							
Third party segment sales	**1,071**	-	-	**33**	-	-	**1,104**
Cost of goods sold	(510)	-	-	(26)	-	-	(536)
Gross profit	**561**	-	-	**7**	-	-	**568**
Marketing and distribution	(275)	-	-	-	-	-	(275)
Research and development	(127)	-	-	-	-	(37)	(164)
General and administrative	(59)	-	(3)	(7)	-	(1)	(70)
Restructuring and impairment	-	-	-	-	-	-	-
Operating income/(loss) – continuing operations	**100**	-	**(3)**	-	-	**(38)**	**59**
Personnel costs	(272)	-	(3)	-	-	-	(275)
Other non-cash items including charges in respect of provisions	(13)	-	(3)	-	-	-	(16)
Plant Science							
Third party segment sales	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Marketing and distribution	(2)	-	-	-	-	-	(2)
Research and development	(146)	-	-	-	-	37	(109)
General and administrative	(23)	-	-	-	-	1	(22)
Restructuring and impairment	29	-	-	-	-	-	29
Operating income/(loss) – continuing operations	**(142)**	-	-	-	-	**38**	**(104)**
Unallocated							
Total assets	**1,322**	-	**3**	-	-	-	**1,325**

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2002 (US$ million, adjusted)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**5,189**	**974**	**-**	**-**	**6,163**
Cost of goods sold	(2,617)	(471)	-	-	(3,088)
Gross profit	**2,572**	**503**	**-**	**-**	**3,075**
Marketing and distribution	(898)	(237)	-	-	(1,135)
Research and development	(424)	(156)	(116)	-	(696)
General and administrative	(537)	(82)	(19)	-	(638)
Restructuring and impairment	(348)	(48)	-	-	(396)
Operating income/(loss) – continuing operations	**365**	**(20)**	**(135)**	**-**	**210**
Net income from discontinued operations	**9**	**-**	**-**	**-**	**9**
Included in the above operating income from continuing operations are:					
Personnel costs	(1,167)	(257)	(76)	-	(1,500)
Depreciation of property, plant and equipment	(209)	(30)	(13)	-	(252)
Impairment of property, plant and equipment	(100)	(8)	-	-	(108)
Amortization of intangible assets	(239)	(11)	-	-	(250)
Impairment of intangible assets	-	(32)	-	-	(32)
Income/(loss) from associates and joint ventures	(4)	-	(3)	-	(7)
Other non-cash items including charges in respect of provisions	(339)	(22)	(1)	-	(362)
Total assets	**8,189**	**1,005**	**91**	**1,241**	**10,526**
Liabilities	**(2,285)**	**(256)**	**(16)**	**(3,539)**	**(6,096)**
Included in total assets are:					
Total property, plant and equipment	2,035	199	76	-	2,310
Additions to property, plant and equipment	122	23	12	-	157
Additions to intangible assets	18	4	-	-	22
Total investments in associates and joint ventures	72	13	10	-	95

Assets and liabilities unallocated at December 31, 2002 are:

(US$ million)	Unallocated
Cash and cash equivalents	232
Income taxes recoverable (Note 10)	25
Financial derivatives (Note 11)	286
Deferred tax assets (Note 16)	666
Other current assets	32
Total assets	**1,241**
Current financial debt (Note 18)	(1,207)
Income taxes payable	(210)
Financial derivatives (Note 19)	(57)
Non current financial debts (Note 20)	(925)
Deferred tax liabilities (Note 16)	(1,098)
Other current liabilities	(42)
Total liabilities	**(3,539)**

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

The segmental analysis for 2002 adjusted to apply retroactively the changes in accounting policies described in Note 2 above. The adjustments made to each item disclosed above are as follows:

2002 (US$ million, adjusted)

Crop Protection	Originally published	Re-presentation of SF-Chem as discontinued operation	IFRS 2 "Share based payment"	Re-classification of royalty income and related expenses	Re-classification of restructuring flows	Segmental boundary change	As adjusted
Third party segment sales	**5,260**	**(92)**	**-**	**21**	**-**	**-**	**5,189**
Cost of good sold	(2,681)	64	-	-	-	-	(2,617)
Gross profit	**2,579**	**(28)**	**-**	**21**	**-**	**-**	**2,572**
Marketing and distribution	(909)	11	-	-	-	-	(898)
Research and development	(425)	1	-	-	-	-	(424)
General and administrative	(500)	(6)	(10)	(21)	-	-	(537)
Restructuring and impairment	(348)	-	-	-	-	-	(348)
Operating income/(loss) – continuing operations	**397**	**(22)**	**(10)**	**-**	**-**	**-**	**365**
Net income - Discontinued operations	**-**	**9**	**-**	**-**	**-**	**-**	**9**
						-	
Personnel costs	(1,186)	29	(10)	-	-	-	(1,167)
Depreciation of property, plant & equipment	(223)	14	-	-	-	-	(209)
Other non-cash items including charges in respect of provisions	(385)	-	(10)	-	56	-	(339)
Additions to property, plant and equipment	130	(8)	-	-	-	-	122
Seeds							
Third party segment sales	**937**	**-**	**-**	**37**	**-**	**-**	**974**
Cost of goods sold	(451)	-	-	(20)	-	-	(471)
Gross profit	**486**	**-**	**-**	**17**	**-**	**-**	**503**
Marketing and distribution	(237)	-	-	-	-	-	(237)
Research and development	(119)	-	-	-	-	(37)	(156)
General and administrative	(62)	-	(2)	(17)	-	(1)	(82)
Restructuring and impairment	(48)	-	-	-	-	-	(48)
Operating income/(loss) – continuing operations	**20**	**-**	**(2)**	**-**	**-**	**(38)**	**(20)**
Personnel costs	(255)	-	(2)	-	-	-	(257)
Other non-cash items including charges in respect of provisions	(20)	-	(2)	-	-	-	(22)
Plant Science							
Third party segment sales	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Marketing and distribution	-	-	-	-	-	-	-
Research and development	(153)	-	-	-	-	37	(116)
General and administrative	(20)	-	-	-	-	1	(19)
Restructuring and impairment	-	-	-	-	-	-	-
Operating income/(loss) – continuing operations	**(173)**	**-**	**-**	**-**	**-**	**38**	**(135)**

5. Regional breakdown of key figures 2004, 2003 and 2002

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

2004 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales[1]	2,306	2,892	1,103	968	7,269
Total assets	3,307	6,693	1,085	923	12,008
Additions to property, plant and equipment	129	101	12	20	262
Additions to intangible assets	433	75	-	3	511

2003 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales[1] (adjusted)	2,248	2,543	827	907	6,525
Total assets (adjusted)	2,614	6,688	801	865	10,968
Additions to property, plant and equipment (adjusted)	65	122	14	10	211
Additions to intangible assets	-	37	-	7	44

2002 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales[1] (adjusted)	2,269	2,309	658	927	6,163
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment (adjusted)	58	81	10	8	157
Additions to intangible assets	1	21	-	-	22

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for, the years ended December 31, 2004, 2003 and 2002:

(US$ million, except %)	Sales [1]						Total assets					
Country	2004	%	2003 (adjusted)	%	2002 (adjusted)	%	2004	%	2003 (adjusted)	%	2002	%
Switzerland	55	1	42	1	40	1	4,143	34	4,223	38	4,073	39
UK	177	2	170	3	188	3	922	8	943	9	804	8
USA	1,847	25	1,843	28	1,882	31	3,076	26	2,482	23	2,602	25
France	572	8	477	7	478	8	509	4	457	4	409	4
Brazil	751	10	519	8	354	6	904	7	689	6	523	5
Germany	392	5	381	6	338	5	110	1	143	1	98	1
Others	3,475	49	3,093	47	2,883	46	2,344	20	2,031	19	2,017	18
Total	**7,269**	**100**	**6,525**	**100**	**6,163**	**100**	**12,008**	**100**	**10,968**	**100**	**10,526**	**100**

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets					
Country	2004	%	2003 (adjusted)	%	2002 (adjusted)	%	2004	%	2003	%	2002	%
Switzerland	27	10	42	20	21	13	73	14	35	80	20	92
UK	37	14	46	22	31	20	-	-	-	-	-	-
USA	128	49	64	30	56	36	433	85	-	-	1	4
France	13	5	7	3	9	6	-	-	-	-	-	-
Brazil	8	3	12	6	7	4	-	-	-	-	-	-
Germany	1	-	1	-	1	1	-	-	-	-	-	-
Others	48	19	39	19	32	20	5	1	9	20	1	4
Total	**262**	**100**	**211**	**100**	**157**	**100**	**511**	**100**	**44**	**100**	**22**	**100**

No single customer accounts for 10% or more of Syngenta's total sales.

---

[1] Sales by location of third party customer.
[2] NAFTA - North American Free Trade Association comprising the USA, Canada and Mexico
[3] AME - Africa and the Middle East

6. Sales

Sales are analyzed by type of sale as follows:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Product sales	7,223	6,490	6,105
Royalty income	46	35	58
Total	**7,269**	**6,525**	**6,163**

7. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2004	2003	2002
Merger and integration costs related to business combinations;			
- charges to provisions	(19)	(4)	(15)
- expensed as incurred	-	(17)	(13)
Restructuring costs for redundant operations and activities;			
- charges to provisions	(152)	(149)	(177)
- expensed as incurred	-	(14)	(43)
- non-cash pension and other post-retirement benefit restructuring credits/(charges)	(50)	9	(14)
- tangible fixed asset impairments	(132)	(44)	(102)
- intangible asset impairments	(1)	-	(32)
- other asset write-downs	(1)	-	-
Divestment gains	1	56	-
Total	**(354)**	**(163)**	**(396)**

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Charges to provisions reflect liabilities associated with restructuring recognized in the year as provisions. Costs expensed as incurred are mainly related to the establishment of common IT systems across the merged group and the relocation of staff and operations as part of the restructuring, which may not be recognized until they are incurred under IAS 37. No such costs were incurred in 2004.

Approximately 5,200 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2004, and 4,700 employees had already left the group by that date. Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

As part of the operational efficiency program, the closure of three production sites has been announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, has also been announced. The Seeds NAFTA corn and soybean business announced a restructuring program to integrate the Advanta and Golden Harvest acquisitions. The final costs related to the merger restructuring program, associated with the closure of two production sites, were also charged in 2004. Cash costs of US$171 million and asset impairments totalling US$134 million have been recorded in 2004 for these restructuring initiatives. In addition, the rules of Syngenta's Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. The change will reduce the expense related to early retirement in 2005 and future years, and reduces Syngenta's exposure to pension fund investment returns. This charge has been partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

The charge to income in 2003 mainly represents:

- The plans announced in June 2003 to restructure Syngenta's HQ functions. These involve a reduction of 140 jobs by the end of 2005. The total cost expected to be incurred is US$52 million, which was recognized in 2003. This largely represents employee termination costs.
- Further restructuring of Syngenta's Crop Protection operations in France, which involved a reduction of 80 jobs by the end of 2004.
- Further restructuring of Crop Protection manufacturing facilities. The cost incurred in 2003 was US$43 million.
- Restructuring of research and development, and the transfer to Diversa Corporation of biotechnology research activities, announced in December 2002. Provision for contract termination costs of US$10 million was recognized in 2003.
- Approximately 1,000 employees left Syngenta during 2003 as a result of restructuring initiatives.

Divestment gains in 2003 represent a net pre-tax gain of US$39 million on a sale of technology and intellectual property to Diversa Corporation and gains of US$17 million on the divestment of other product rights.

The charge to income in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta's main research and development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in the fourth quarter. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

8. Income tax expense

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

Income/(loss) before taxes from continuing operations consists of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Switzerland	221	220	218
Foreign	245	162	(233)
Total income/(loss) before taxes and minority interests	**466**	**382**	**(15)**

Income tax expense on income/(loss) from continuing operations consists of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Current income tax expense			
Switzerland	(22)	(22)	(21)
Foreign	(103)	(141)	(103)
Total current income tax (expense)/benefit	**(125)**	**(163)**	**(124)**
Deferred income tax expense			
Switzerland	80	(12)	(44)
Foreign	115	41	115
Total deferred income tax (expense)/benefit	**195**	**29**	**71**
Total income tax expense			
Switzerland	58	(34)	(65)
Foreign	12	(100)	12
Total income tax (expense)/benefit	**70**	**(134)**	**(53)**

The components of current income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Current tax (expense)/benefit relating to current years	(243)	(248)	(138)
Adjustments to current tax for prior periods	(7)	23	(12)
Benefit of previously unrecognized tax losses	125	62	26
Total current income tax (expense)/benefit	**(125)**	**(163)**	**(124)**

The components of deferred income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Origination and reversal of temporary differences	177	110	109
Changes in tax rates	-	-	(10)
Benefit of previously unrecognized tax losses	22	6	6
Non recognition of deferred tax assets	(4)	(87)	(34)
Total deferred income tax (expense)/benefit	**195**	**29**	**71**

Discontinued operations (tax impact all borne in Switzerland)

(US$ million)	2004	2003	2002
Income before taxes	(109)	7	22
Current tax: relating to current years	-	(2)	(7)
Deferred tax: origination and reversal of temporary differences	1	1	(6)
Total income tax (expense)/benefit on discontinued operations	**1**	**(1)**	**(13)**

The following tax was (charged)/credited to shareholders' equity:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Current tax	-	-	-
Deferred tax	26	7	30
Total income tax (charged)/credited to shareholders' equity	**26**	**7**	**30**

Analysis of tax rate

The analysis of Syngenta's tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate on income/(loss) from continuing operations are:

	2004	2003 (adjusted)	2002 (adjusted)
	%	%	%
Statutory tax rate	25	25	25
Effect of income taxed at different rates	(10)	(10)	(205)
Effect of disallowed expenditures and income not subject to tax	(6)	16	(164)
Effect of utilization of previously unrecognized deferred tax assets	(27)	(18)	177
Effect of non-recognition of tax losses in current year	2	19	(272)
Changes in prior year estimates and other items	1	-	84
Effect of non recognition of other deferred tax assets	-	3	-
Effective tax rate	**(15)**	**35**	**(355)**

The utilization of tax loss carry forwards lowered the tax charge by US$147 million, US$68 million and US$32 million in 2004, 2003 and 2002 respectively. As disclosed in Note 2, US$139 million of the 2004 utilization was made possible by the changes to the legal entity structure of the Syngenta group.

9. Earnings per share

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million, except per share amounts)	2004	2003 (adjusted)	2002 (adjusted)
Basic and diluted earnings:			
Net income/(loss) from continuing operations	536	248	(68)
of which:			
Attributable to Syngenta AG shareholders	543	245	(72)
Net income/(loss) from discontinued operations	(108)	6	9
of which:			
Attributable to Syngenta AG shareholders	(83)	5	7
Net income/(loss)	428	254	(59)
of which:			
Attributable to Syngenta AG shareholders	460	250	(65)
Weighted average number of shares			
Weighted average number of shares - basic	105,208,929	101,682,672	101,541,119
Adjustments for dilutive potential ordinary shares:			
Grants of options over Syngenta AG shares	672,031	62,069	45,316
Grants of Syngenta AG shares	134,409	55,158	-
Weighted average number of shares - diluted	106,015,369	101,799,899	101,586,435

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

10. Trade and other accounts receivable

(US$ million)	2004	2003	2002
Trade accounts receivable, gross	2,184	1,984	1,854
Provision for doubtful receivables	(297)	(277)	(252)
Trade accounts receivable, net	1,887	1,707	1,602
Other receivables - income taxes recoverable	64	49	25
- third party	273	259	217
- associates	-	-	1
Total	**2,224**	**2,015**	**1,845**

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2004	2003	2002
January 1	(277)	(252)	(328)
Additions charged to income	(35)	(2)	(33)
Amounts written off	34	42	73
Other movements	(5)	(44)	(16)
Translation effects	(14)	(21)	52
December 31	**(297)**	**(277)**	**(252)**

11. Other current assets

(US$ million)	2004	2003	2002
Prepaid expenses - third party	125	94	109
Derivative assets - hedging financing exposures	474	398	286
- hedging trading exposures	162	195	105
Marketable securities	1	5	13
Assets held for divestment	4	4	3
Total	**766**	**696**	**516**

12. Inventories

(US$ million)	2004	2003	2002
Raw materials and consumables	493	380	354
Biological assets	2	2	2
Work in progress	805	745	577
Finished products	892	684	771
Total	**2,192**	**1,811**	**1,704**
Inventories recognized as an expense during the period	2,996	2,723	2,728

Movements on provisions for inventories were as follows:

(US$ million)	2004	2003	2002
January 1	(188)	(163)	(138)
Additions charged to income	(58)	(39)	(43)
Amounts utilized on disposal of related inventories	22	30	28
Other movements	-	-	(4)
Translation effects	(13)	(16)	(6)
December 31	**(237)**	**(188)**	**(163)**

At December 31, 2004 the value of the inventories against which these provisions have been made was US$555 million (2003: US$381 million; 2002: US$402 million), before deducting the provisions.

13. Property, plant and equipment

2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2004	Total 2003 (adjusted)	Total 2002 (adjusted)
Cost							
January 1	122	1,655	3,477	132	5,386	4,884	4,415
Additions due to business combinations*	11	43	39	3	96	-	-
Other additions	-	9	79	78	166	211	157
Disposals	(7)	(60)	(194)	(1)	(262)	(231)	(203)
Assets reclassified as held for sale	(2)	(33)	(13)	-	(48)	-	-
Discontinued operations	(5)	(82)	(281)	(5)	(373)	8	(1)
Transfers between categories	(1)	16	92	(107)	-	-	-
Translation effects	7	108	220	8	343	514	516
December 31	**125**	**1,656**	**3,419**	**108**	**5,308**	**5,386**	**4,884**
Accumulated depreciation							
January 1	(7)	(864)	(2,141)	-	(3,012)	(2,574)	(2,067)
Depreciation charge	-	(54)	(196)	-	(250)	(249)	(252)
Impairment losses	(2)	(9)	(124)	-	(135)	(49)	(108)
Depreciation on disposals	-	33	179	-	212	193	175
Depreciation on assets reclassified as held for sale	-	18	8	-	26	-	-
Discontinued operations	-	49	207	-	256	(12)	(9)
Translation effects	(1)	(64)	(152)	-	(217)	(321)	(313)
December 31	**(10)**	**(891)**	**(2,219)**	-	**(3,120)**	**(3,012)**	**(2,574)**
Net book value – December 31	**115**	**765**	**1,200**	**108**	**2,188**	**2,374**	**2,310**
Net book value – December 31, 2003	115	791	1,336	132		2,374	
Insured value – December 31, 2004	**-**	**2,696**	**5,082**	**145**	**7,923**	**8,541**	**7,139**

*Net book value of additions due to acquisition of Golden Harvest, Advanta and Dia Engei.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

14. Intangible assets

2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2004	Total 2003 (adjusted)	Total 2002 (adjusted)
Cost									
January 1	1,016	2,465	10	4	106	203	3,804	3,677	3,532
Additions from business combinations	368	-	25	28	-	12	433	-	3
Other additions	1	32	-	2	7	36	78	44	22
Disposals	(4)	-	-	-	(1)	-	(5)	(3)	(3)
Translation effects	28	45	1	-	4	12	90	86	123
December 31	**1,409**	**2,542**	**36**	**34**	**116**	**263**	**4,400**	**3,804**	**3,677**
Accumulated amortization									
January 1	(257)	(737)	(5)	(3)	(85)	(59)	(1,146)	(864)	(528)
Amortization charge	(56)	(158)	(2)	(2)	(14)	(16)	(248)	(241)	(250)
Impairment losses	(2)	-	-	-	-	-	(2)	(2)	(32)
Amortization on disposals	(5)	-	-	-	1	-	(4)	1	1
Reclassification from other current liabilities	-	-	-	-	-	-	-	-	(8)
Translation effects	(13)	(28)	(1)	(1)	(3)	(3)	(49)	(40)	(47)
December 31	**(333)**	**(923)**	**(8)**	**(6)**	**(101)**	**(78)**	**(1,449)**	**(1,146)**	**(864)**
Net book value, December 31	**1,076**	**1,619**	**28**	**28**	**15**	**185**	**2,951**	**2,658**	**2,813**
Net book value, December 31, 2003	759	1,728	5	1	21	144		2,658	

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

Amortization is included within both cost of goods sold and general and administrative expenses.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method. None of these investments are publicly quoted.

		Balance sheet value			Income statement effect		
(US$ million)	% Ownership	2004	2003	2002	2004	2003	2002
CIMO Compagnie Industrielle de Monthey SA, Switzerland	*50*	76	73	66	(2)	(1)	(2)
Maïsadour Semences SA, France	*40*	18	14	10	2	2	1
North American Nutrition and Agribusiness Fund, USA	*36*	15	13	13	(2)	(2)	(4)
Others		5	7	6	-	-	(2)
Total		**114**	**107**	**95**	**(2)**	**(1)**	**(7)**

Summarized financial information for associates is as follows:
Syngenta's share of:

(US$ million)	2004	2003	2002
Assets	68	65	62
Liabilities	(29)	(27)	(28)
Revenues	64	62	57
Profit/(loss)	-	(1)	(6)

Maïsadour Semences SA, France year-end is June 30.

Summarized final information for joint ventures is as follows:

Syngenta's share of:

(US$ million)	2004	2003	2002
Current assets	19	22	16
Non-current assets	91	81	76
Current Liabilities	(5)	(6)	(4)
Non-current liabilities	(30)	(28)	(27)
Income	69	63	52
Expenses	(71)	(63)	(53)

Syngenta does not have any material contingent liabilities related to associates and joint ventures.

16. Deferred taxes

2003 comparative figures have been adjusted where applicable to apply retroactively the changes in accounting policy described in Note 2.

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2004	2003 (adjusted)	2002
Assets associated with:			
- inventories	264	127	131
- accounts receivable	64	49	41
- property, plant and equipment	15	13	12
- pension and employee costs	81	82	101
- provisions	284	228	185
- net operating losses	115	94	61
- financial instruments, including derivatives	30	13	22
- other	93	65	113
Deferred tax assets	**946**	**671**	**666**
Liabilities associated with:			
- property, plant and equipment depreciation	255	254	255
- intangible assets	506	513	541
- pensions and employee costs	13	32	27
- inventories	43	35	33
- financial instruments, including derivatives	59	85	54
- other provisions and accruals	71	12	4
- other	172	140	184
Deferred tax liabilities	**1,119**	**1,071**	**1,098**
Net deferred tax asset/(liability)	**(173)**	**(400)**	**(432)**

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows, as of December 31 in each year:

(US$ million)	2004	2003	2002
one year	38	43	5
two years	16	37	42
three years	27	179	36
four years	31	156	149
five years	21	167	131
more than five years	150	180	110
no expiry	152	248	107
Total	**435**	**1,010**	**580**

The reduction in net operating loss carry forwards in 2004 occurred mainly due to changes in the legal entity structure of the Syngenta group.

The movements in deferred tax assets and liabilities during 2004 were as follows:

(US$ million)	January 1	Recognized in net income	Recognized in equity	Translation effects	Dis-continued operations	Acquisitions	Other movements	December 31
Assets associated with:								
- inventories	127	103	-	1	-	6	27	264
- accounts receivable	49	9	-	3	-	2	1	64
- property, plant and equipment	13	-	-	1	-	1	-	15
- pensions and employee costs	82	(22)	13	3	-	2	3	81
- provisions	228	45	-	7	-	4	-	284
- net operating losses	94	2	-	16	-	3	-	115
- financial instruments, including derivatives	13	(1)	7	1	-	3	7	30
- other	65	27	-	(1)	-	1	1	93
Deferred tax assets	**671**	**163**	**20**	**31**	**-**	**22**	**39**	**946**
Liabilities associated with:								
- property, plant and equipment	254	(3)	-	13	(19)	11	(1)	255
- intangible assets	513	(41)	-	7	-	27	-	506
- pensions and employee costs	32	(9)	-	1	(12)	-	1	13
- inventories	35	(1)	-	3	(2)	9	(1)	43
- financial instruments, including derivatives	85	(34)	1	7	-	-	-	59
- other provisions and accruals	12	57	-	-	(1)	3	-	71
- other	140	(1)	(7)	1	(1)	3	37	172
Deferred tax liabilities	**1,071**	**(32)**	**(6)**	**32**	**(35)**	**53**	**36**	**1,119**
Net deferred tax asset/(liability)	**(400)**	**195**	**26**	**(1)**	**35**	**(31)**	**3**	**(173)**

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2:

(US$ million)	2004	2003	2002
Temporary differences for which no deferred tax assets have been recognized	268	249	190
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	547	454	453

17. Other financial assets

(US$ million)	2004	2003	2002
Long-term loans to associates	8	8	7
Equity securities available-for-sale and non-current receivables	248	229	159
Prepaid pension (Note 26)	122	193	179
Total	**378**	**430**	**345**

In 2004, 2003 and 2002, the line "Equity securities available-for-sale and non-current receivables" includes available-for-sale securities of US$144 million, US$133 million and US$70 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.

18. Current financial debts

(US$ million)	2004	2003	2002
Receivables factored with recourse	50	38	54
Euro floating rate notes	-	-	367
Commercial Paper	147	518	221
Bank and other financial debt	224	191	564
Current portion of non-current financial debts (Note 20)	2	2	1
Total	**423**	**749**	**1,207**

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts was 9.6% per annum, 9.6% per annum, and 6.9% per annum in 2004, 2003 and 2002 respectively.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,500 million (the "Credit Facility"), which matures in 2009, with an extension option for an additional two years. As of December 31, 2004 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating ranging from 0.07% to 0.105% of the unused amount throughout the term of the facilities.

€350 million of Floating Rate Notes matured in July 2003. At issue, these liabilities had a value of US$296 million. At maturity on July 10, 2003, they had a value of US$400 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and matured at the same time.

Syngenta had a total of US$147 million of US dollar Commercial Paper in issue under its Global Commercial Paper program.

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)		2004	2003	2002
Accrued expenses		339	325	442
Social security and pension contributions		67	61	27
Derivative liabilities	- hedging financing exposures	24	47	57
	- hedging trading exposures	60	79	37
Other payables		275	235	231
Total		**765**	**747**	**794**

Other payables include US$20 million which may be settled more than 12 months after the balance sheet date.

20. Non-current financial debts

(US$ million)	2004	2003	2002
Unsecured bond issues	1,105	1,012	842
Liabilities to banks and other financial institutions	12	5	82
Finance lease obligations	2	2	2
Total (including current portion of non-current financial debt)	1,119	1,019	926
Less: current portion of non-current financial debt (Note 18)	(2)	(2)	(1)
Total	**1,117**	**1,017**	**925**

The weighted average interest rate on the non-current bank and other financial debts was 5.3% per annum, 4.8% per annum and 5.0% per annum in 2004, 2003 and 2002, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 7.2% per annum, 6.9% per annum and 6.0% per annum in 2004, 2003 and 2002, respectively.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. As at December 31, 2004, they are shown at a value of US$1,105 million (2003: US$1,012 million). The market value of the bond at this date was US$1,137 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

On June 28, 2004 Syngenta relisted the US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. There were no Note issues as of December 31, 2004.

Terms and debt repayment schedule

(US$ million)	Total	1 yr or less	1-2 ys	2-3 yrs	3-4 yrs	4-5 yrs	More than 5 yrs
Euro 5.5% bond repayable 2006	1,105	-	1,105	-	-	-	-
Commercial Paper at various rates	147	147	-	-	-	-	-
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	238	226	1	1	1	-	9
Receivables factored with recourse	50	50	-	-	-	-	-
Total	**1,540**	**423**	**1,106**	**1**	**1**	**-**	**9**

21. Provisions

(US$ million)	2004	2003	2002
Restructuring provisions (Note 22)	273	262	273
Employee benefits - pensions (Note 26)	148	136	101
- other post-retirement benefits (Note 26)	39	70	112
- other long-term employee benefits	60	53	54
Environmental provisions (Note 29)	421	381	381
Provisions for legal and product liability settlements	99	77	51
Other provisions	88	131	165
Total	**1,128**	**1,110**	**1,137**
Current portion of:			
- restructuring provisions	156	151	128
- employee benefits	24	25	25
- environmental provisions	36	25	18
- provisions for legal and product liability settlements	10	16	12
- other provisions	32	48	39
Total current provisions	258	265	222
Total non-current provisions	870	845	915
Total	**1,128**	**1,110**	**1,137**

The following table analyzes the movement in provisions during 2004:

(US$ million)	Balance at January 1, 2004	Charged to income	Release of provisions credited to income	Dis-counting expense	Payments	Balances acquired on acquisitions	Dis-continued operations	Reclass-ifications	Translation effects	Balance at December 31, 2004
Restructuring provisions (Note 22)	262	249	(28)	2	(185)	-	-	(50)	23	273
Employee benefits										
- pensions (Note 26)	136	128	(2)	-	(144)	2	-	18	10	148
- other post-retirement benefits (Note 26)	70	14	-	-	(46)	-	-	-	1	39
- other long-term employee benefits	53	11	(1)	-	(5)	2	(1)	-	1	60
Environmental provisions (Note 29)	381	29	(1)	-	(5)	-	(2)	2	17	421
Provisions for legal and product liability settlements	77	31	(16)	-	(13)	-	-	16	4	99
Other provisions	131	22	(16)	-	(35)	1	-	(19)	4	88
Total	**1,110**	**484**	**(64)**	**2**	**(433)**	**5**	**(3)**	**(33)**	**60**	**1,128**

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total
January 1, 2002	**147**	**110**	**257**
Cash payments	(84)	(106)	(190)
Additions charged to income	119	101	220
Releases credited to income	(14)	-	(14)
Other movements	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22
December 31, 2002	**170**	**103**	**273**
Cash payments	(110)	(69)	(179)
Additions charged to income	72	86	158
Releases credited to income	(5)	(9)	(14)
Reclassifications	6	(1)	5
Translation (gains)/losses net	12	7	19
December 31, 2003	**145**	**117**	**262**
Cash payments	(93)	(92)	(185)
Additions charged to income	169	80	249
Releases credited to income	(18)	(10)	(28)
Discounting expense	-	2	2
Reclassifications	(46)	(4)	(50)
Translation (gains)/losses net	15	8	23
December 31, 2004	**172**	**101**	**273**

Restructuring provisions and costs relate to business changes, which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations. For the periods 2002 and 2003 they relate mainly to Syngenta's business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. For 2004 they relate mainly to the operational efficiency program announced in February 2004.
Further details are provided in Note 7.

23. Share capital

The number of ordinary shares of par value CHF 8.30 (2003 and 2002: CHF 10) authorized, issued and outstanding, and movements during the period, were as follows:

	2004		2003		2002	
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
As at January 1	112.6	(10.9)	112.6	(11.0)	112.6	(11.2)
Sale of shares in exchange for own equity instruments	-	4.5	-	-	-	-
Share repurchase scheme	-	(1.7)	-	-	-	-
Issue of ordinary shares under employee share purchase and option plans	-	0.6	-	0.1	-	0.2
As at December 31	**112.6**	**(7.5)**	**112.6**	**(10.9)**	**112.6**	**(11.0)**

As at December 31, 2004, Syngenta had the following open options accounted for as equity instruments. All the following open options are recognized in equity at fair value at the date of issue or acquisition, and are not subsequently revalued.

Syngenta has entered into an agreement where upon 4.5 million treasury shares have been exchanged for a zero strike price call option. This purchased zero strike price option was granted at a forward rate of CHF 86.25 and is due for settlement on March 10, 2005.

A written call option to sell 4.5 million shares at a strike price of CHF 138, was granted at a forward rate of CHF 86.25 and is due for settlement on March 10, 2005.

24. Assets held for sale

Assets held for sale at December 31, 2004 consist of property, plant and equipment. The fair value less costs to sell, of these assets has been determined by independent valuation. The expected disposals arise partly due to acquisition integration activity in the Seeds segment. The initial impairments recognized on these assets amounted to US$22 million.

25. Cash flows arising from change in net current assets

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Change in inventories	(191)	41	95
Change in trade and other accounts receivable and other net current assets	32	94	363
Change in trade and other accounts payable	414	(72)	(52)
Total	**255**	**63**	**406**

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are "defined contribution" where the company contribution and resulting benefits costs are a set percentage of employees' pay. However, the majority of employees are covered by "defined benefit" plans where benefits are based on employees' length of service and pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta's main defined benefit pension plans are in the UK, Switzerland and the USA. With effect from January 1, 2002, the defined benefit section of Syngenta's main UK pension plan was closed to employees joining Syngenta after that date. Certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at January 1, 2002 in the table below. As part of the January 1, 2002 changes in UK pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. This change had no effect on the reported funded status of the plan.
Syngenta's Swiss pension plan was amended in April 2004 so that, whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time transition charge of US$60 million representing past service cost for which the benefit vested immediately. This charge has been recorded within restructuring and impairment in the income

statement. The plan change reduces the expense related to early retirement in 2005 and future years, and reduces Syngenta's exposure to future pension fund investment returns. This created a past service gain of US$38 million, which will vest over the estimated remaining future employee service period of approximately 12 years, and will be amortized to profit or loss by the straight-line method over this period.

A summary of the status of the main independent defined benefit plans at December 31, 2004, 2003 and 2002 using actuarial assumptions determined in accordance with IAS 19 (revised 2002) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

(US$ million)		Pension			Other post-retirement benefits	
	2004	2003	2002	2004	2003	2002
Benefit obligation						
At beginning of year	3,364	2,849	2,313	177	138	113
Service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Curtailments and settlements	14	33	(7)	-	-	-
Plan amendments	25	(2)	-	(3)	(1)	-
Actuarial (gain)/loss	230	60	142	(7)	35	21
Translation effects	254	295	300	1	2	1
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	10	-	-	-	-	-
Disposals of subsidiaries	(163)	-	-	-	-	-
Other movements	19	15	(32)	-	-	-
Benefit obligation at end of year	**3,864**	**3,364**	**2,849**	**170**	**177**	**138**

(US$ million)		Pension			Other post-retirement benefits	
	2004	2003	2002	2004	2003	2002
Plan assets at fair value						
At beginning of year	2,840	2,287	2,132	50	-	-
Actual return on plan assets	247	294	(216)	5	-	-
Curtailments and settlements	(22)	(9)	(12)	-	-	-
Translation effects	222	248	275	-	-	-
Employer contributions	187	148	253	46	59	7
Employee contributions	25	19	18	-	-	-
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	9	-	-	-	-	-
Disposals of subsidiaries	(170)	-	-	-	-	-
Other movements	37	5	(62)	-	-	-
Plan assets at fair value at end of year	**3,184**	**2,840**	**2,287**	**91**	**50**	**-**

(US$ million)		Pension			Other post-retirement benefits	
	2004	2003	2002	2004	2003	2002
Funded status	(680)	(524)	(562)	(79)	(127)	(138)
Unrecognized actuarial (gain)/loss	610	517	605	59	76	49
Unrecognized past service costs/(gain)	(40)	-	-	(19)	(19)	(23)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	-	(10)	(5)	-	-	-
Prepaid/(accrued) benefit cost	**(110)**	**(17)**	**38**	**(39)**	**(70)**	**(112)**
Amounts recognized in the balance sheet						
Prepaid benefit costs (Note 17)	122	193	179	-	-	-
Accrued benefit liability	(232)	(210)	(141)	(39)	(70)	(112)
Net amount recognized	**(110)**	**(17)**	**38**	**(39)**	**(70)**	**(112)**

Of the accrued benefit liability for pensions of US$232 million at December 31, 2004, US$148 million is included in Note 21 as pension provisions and US$84 million as restructuring provisions (2003: US$136 million as pension and US$74 million as restructuring; 2002: US$101 million as pension and US$40 million as restructuring).

Syngenta's best estimate of the benefit payments to be made in the following future periods is given in the table below:

(US$ million)	Pensions	Other post-retirement benefits	Total
2005	160	10	170
2006	139	10	149
2007	151	10	161
2008	161	10	171
2009	176	10	186
Years 2010 - 2014	1,137	57	1,194
Total 2005 – 2014	**1,924**	**107**	**2,031**

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows:

	Switzerland		UK		USA		Other plans	Group
At December 31, 2004	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair Value US$m
Equities	7.0	305	7.0	510	8.5	173	50	1,038
Property	4.5	136	-	-	8.0	-	-	136
Bonds	4.5	490	4.9	824	6.0	180	95	1,589
Other assets	1.5	159	3.5	180	8.5	39	43	421
Fair value of assets	5.0	1,090	5.5	1,514	7.5	392	188	3,184
Benefit obligation		(1,206)		(1,759)		(581)	(318)	(3,864)
Funded status		**(116)**		**(245)**		**(189)**	**(130)**	**(680)**

	Switzerland		UK		USA		Other plans	Group
At December 31, 2003	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m
Equities	7.0	279	7.5	471	8.5	134	82	966
Property	4.5	114	-	-	8.0	-	-	114
Bonds	4.5	436	4.9	670	6.0	195	131	1,432
Other assets	1.5	88	4.9	114	8.5	25	101	328
Fair value of assets	5.0	917	6.0	1,255	7.5	354	314	2,840
Benefit obligation		(949)		(1,473)		(494)	(448)	(3,364)
Funded status		**(32)**		**(218)**		**(140)**	**(134)**	**(524)**

	Switzerland		UK		USA		Other plans	Group
At December 31, 2002	Expected[1] Rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected[1] rate of return %	Fair value US$m	Fair[1] value US$m	Fair[1] value US$m
Equities	7.0	208	7.5	475	9.5	189		
Property	4.5	92	-	-	9.5	5		
Bonds	4.5	382	4.9	381	6.1	68		
Other assets	1.5	47	4.9	133	6.1	53		
Fair value of assets	5.0	729	6.0	989	7.5	315	254	2,287
Benefit obligation		(782)		(1,227)		(460)	(380)	(2,849)
Funded status		**(53)**		**(238)**		**(145)**	**(126)**	**(562)**

A legally separate trust was established for Syngenta's US post retirement healthcare plans in 2003. Previously, these plans were unfunded. There are no significant post retirement healthcare plans in countries other than the USA. The expected long-term rates of return and the fair value of the assets and liabilities for the US plan are as follows:

[1] Comparative 2002 data for these plans is available at total plan asset level only.

At December 31	2004 Expected rate of return %	2004 Fair value US$m	2003 Expected rate of return %	2003 Fair value US$m
Equities	8.0	45		
Property	8.0	-		
Bonds	5.75	41		
Other assets	3.0	5	3.5	50
Fair value of assets	6.75	91	3.5	50
Benefit obligation		(170)		(159)
Funded status		**(79)**		**(109)**

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits		
(US$ million)	2004	2003	2002	2004	2003	2002
Benefit cost						
Current service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Expected return on plan assets	(172)	(145)	(142)	(3)	-	-
Employee contributions	(25)	(19)	(18)		-	-
Amortization of actuarial loss	16	25	5	8	7	3
Effect of limitation on recognition of surplus	-	2	1		-	-
	121	129	80	17	19	13
Past service cost	65	-	4	(3)	(3)	(3)
Curtailments and settlements	35	46	33	-	-	-
Net periodic benefit cost	**221**	**175**	**117**	**14**	**16**	**10**

The curtailment and settlement expense arose as a direct result of merger and restructuring activities and is included in the consolidated income statement in Restructuring and impairment.

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2004	2003	2002
Defined contribution benefit cost	25	26	26

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

Weighted-average assumptions: benefit cost for the year ended December 31	Pension			Other post-retirement benefits		
	2004 %	2003 %	2002 %	2004 %	2003 %	2002 %
Discount rate	5.0	5.2	5.5	6.2	6.7	7.2
Rate of compensation increase	3.0	3.4	3.5	-	-	-
Expected return on plan assets	5.7	5.9	6.3	-	-	-

Weighted-average assumptions: benefit obligation as at December 31	Pension			Other post-retirement benefits		
	2004 %	2003 %	2002 %	2004 %	2003 %	2002 %
Discount rate	4.8	5.0	5.2	5.7	6.2	6.7
Rate of compensation increase	3.0	3.0	3.4	-	-	-

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2004 was 9% decreasing in each successive year from 2005 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2003 was 10%, decreasing in each successive year from 2004 onwards, to reach an ultimate rate of 5% in 2011.

The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2004 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	19	(16)

27. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options), in the past called Syngenta Executive Stock Option Plan, was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2004, 2003 and 2002, including the equivalent ADS that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2004, 2003 and 2002.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)
Year to December 31, 2002	76.5	491,500	-	-	(36,000)	455,500	-	8
	83.7	418,500	-	-	(41,900)	376,600	-	8.25
	98.0	-	703,818	-	(41,187)	662,631	-	9.25
	98.0	-	340,181	-	-	340,181	-	10.25
Total for year to December 31, 2002		**910,000**	**1,043,999**	**-**	**(119,087)**	**1,834,912**	**-**	
Year to December 31, 2003	76.5	455,500	-	(11,600)	(12,000)	431,900	431,900	7
	83.7	376,600	-	-	(35,200)	341,400	1,000	7.25
	98.0	662,631	-	(2,252)	(37,523)	622,856	47,362	8.25
	98.0	340,181	-	-	(3,068)	337,113	18,451	9.25
	59.7	-	698,466	(12,471)	(31,235)	654,760	28,946	9.25
	59.7	-	691,368	-	-	691,368	9,291	10.25
Total for year to December 31, 2003		**1,834,912**	**1,389,834**	**(26,323)**	**(119,026)**	**3,079,397**	**536,950**	
Year to December 31, 2004	76.5	431,900	-	(197,700)	-	234,200	234,200	6
	83.7	341,400	-	(166,040)	1,500	176,860	176,860	6.25
	98.0	622,856	-	(55,447)	(30,527)	536,882	44,003	7.25
	98.0	337,113	-	(6,523)	(11,999)	318,591	32,798	8.25
	59.7	654,760	-	(37,855)	(39,947)	576,958	42,458	8.25
	59.7	691,368	-	(18,767)	(19,834)	652,767	27,714	9.25
	89.3	-	522,875	-	(11,886)	510,989	18,935	9.25
	89.3	-	539,768	(4,751)	(2,402)	532,615	2,402	10.25
Total for year to December 31, 2004		**3,079,397**	**1,062,643**	**(487,083)**	**(115,095)**	**3,539,862**	**579,370**	

The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, or the share price at the SWX Swiss Exchange at the grant date, as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. Options over ADS are priced at one fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options became exercisable prior to November 14, 2003.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants could voluntarily defer a part of the 2002 short-term incentive. From the incentive year 2003 the Syngenta Deferred Share Plan became fully effective and a mandatory part of the short-term incentive is allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

The following table sets out activity under this plan during 2004 and 2003, including the equivalent ADS that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)
Year to December 31, 2003						
2002 incentive year grant	-	41,462	-	-	41,462	2.25
Total for year to December 31, 2003	**-**	**41,462**	**-**	**-**	**41,462**	
Year to December 31, 2004						
2002 incentive year grant	41,462	-	(2,801)	-	38,661	1.25
2003 incentive year grant	-	88,265	(4,515)	-	83,750	2.25
Total for year to December 31, 2004	**41,462**	**88,265**	**(7,316)**	**-**	**122,411**	

At the end of the deferral period, employees will be entitled to the following additional shares:-

2002 Syngenta Deferred Share Plan	38,661
2003 Syngenta Deferred Share Plan	83,750
Total	**122,411**

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 70,982 shares (2003: 110,022 shares, 2002: 108,199 shares) were subscribed and settled through a release of treasury shares, at a market value of approximately CHF 117.20 per share (2003: CHF 75.75 per share; 2002: CHF 86.70 per share).

Employee Share Option Savings Plan

In November 2002, a Share Option Savings Plan was introduced for all UK employees. Options are granted at an exercise price which represents a 15% discount to the market price on the Swiss stock exchange (SWX) before the offer. Options are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme, but may be exercised earlier in particular circumstances including redundancy and retirement. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan.

The following table sets out activity under this plan during 2004, 2003 and 2002.

	Exercise price GBP	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)
Year to December 31, 2002								
	32.21	-	257,712	-	-	257,712	-	3
Total for year to December 31, 2002		**-**	**257,712**	**-**	**-**	**257,712**	**-**	
Year to December 31, 2003								
	32.2	257,712	-	-	(19,700)	238,012	-	2
	29.3	-	69,059	-	-	69,059	-	3
Total for year to December 31, 2003		**257,712**	**69,059**	**-**	**(19,700)**	**307,071**		
Year to December 31, 2004								
	32.2	238,012	-	(2,925)	(22,317)	212,770	1,670	1
	29.3	69,059	-	-	(4,787)	64,272	-	2
Total for year to December 31, 2004		**307,071**	**-**	**(2,925)**	**(27,104)**	**277,042**		

Compensation expense

The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2004	2003	2002
Long Term Incentive Plan (stock options)	16	13	9
Deferred Share Plan	11	1	-
Employee Share Purchase Plan	5	3	3
Employee Share Option Savings Plan	1	1	-
Total	**33**	**18**	**12**

The weighted average fair value of options granted during the year was CHF 22 per option (2003: CHF 17; 2002: CHF 30). Options were exercised throughout the year. The weighted average share price at exercise was CHF 106 (2003: CHF 81).

At the grant date, the estimated fair value of the shares granted under the Deferred Share Plan was CHF 178.6 (2003: CHF 119.4) which is twice the share price at the date of grant. At the grant date, the estimated fair value of each share granted in the Employee Share Purchase Plan was CHF 58.6 (2002: CHF 37.9; 2003: CHF 43.3), which is equal to 50% of the share price at the date of grant.

Share option valuation assumptions

The fair value of options granted were measured using the Black-Scholes-Merton method. The effect of early vesting has been incorporated into the model by using an estimate of the option's expected life rather than its contractual life. The measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition. The weighted average assumptions used in determining fair value of options granted were as follows:

	2004	2003	2002
Dividend yield	2.0%	1.3%	1.4%
Expected volatility	25.0%	27.0%	22.8%
Risk-free interest rate			
- Long Term Incentive Plan	2.6%	2.20%	3.4%
- Employee Share Option Savings Plan	-	5.10%	2.7%
Expected life			
- Long Term Incentive Plan	7 years	7 years	10 years
- Employee Share Option Savings Plan	-	3 years	3 years
Exercise Price			
- Long Term Incentive Plan - CHF	89.3	59.7	98.0
- Employee Share Option Savings Plan – British pounds sterling ("GBP")	-	29.3	32.3

Actual dividend yield may vary from the assumptions used above. The historical volatility of the Syngenta share price since the launch of the company was 26.5%. This includes periods of significant stock market volatility. The expected volatility was therefore determined based on the implied volatilities of longer dated traded warrants in the market.

28. Transactions and agreements with related parties

Key management personnel compensation

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2004	2003	2002
Fees, salaries and other short-term benefits	11.2	10.0	7.8
Post-employment benefits	3.8	3.3	2.0
Other long-term benefits	-	-	-
Termination benefits	-	0.3	-
Share based compensation	7.1	4.8	2.3
	22.1	**18.4**	**12.1**

The amount disclosed for share based compensation is the expense for the period calculated in accordance with IFRS 2, "Share Based Payment" and as described in Note 2, relating to key management personnel.

Transactions and balances with employee post-retirement benefit plans

Employer contributions payable to pension plans are disclosed in Note 26. Balances between Syngenta and the employee post-retirement benefit plans are as follows:

(US$ million)	2004	2003	2002
Prepaid benefit costs (Note 17)	122	193	179
Accrued benefit liability (Note 26)	(232)	(210)	(141)
Total	**(110)**	**(17)**	**38**

Other related party transactions

There were no other related party transactions.

29. Commitments and contingencies

(US$ million)		Minimum lease payments payable	Minimum Rentals receivable
Leasing commitments:			
Commitments arising from fixed-term non-cancellable operating			
leases in effect at December 31, 2004 are as follows:			
	2005	13	9
	2006	10	2
	2007	8	2
	2008	6	1
	2009	6	1
	Thereafter	29	-
Total		**72**	**15**

Rentals receivable relate to leases of freehold buildings. Operating lease payments relate to leases of buildings and office equipment.

(US$ million)	2004	2003	2002
Operating lease expense	26	29	30

Commitments for the purchase of property, plant and equipment at December 31, 2004 were US$29 million.

As of December 31, 2004, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed are payable as follows:

(US$ million)	Materials purchases	Research	Other
2005	210	27	7
2006	122	24	4
2007	110	22	2
2008	85	4	2
2009	75	1	1
Thereafter	82	1	-
Total	**684**	**79**	**16**

Materials purchases in 2004 according to these commitments were US$131 million.

Contingencies

Syngenta is involved in a number of legal proceedings arising out of the normal conduct of its business. In those cases where Syngenta believes it is likely to have to make a settlement, the cost of settlement has been estimated and provided in the financial statements. In those cases where Syngenta believes the possibility of any outflow in settlement to be remote or an amount cannot reasonably be estimated, no provision is made. Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta's consolidated operating results and cash flows for a particular reporting period, Syngenta believes that resolution of such matters should not materially affect Syngenta's consolidated financial position, although there can be no assurances in this regard.

Significant legal proceedings in which Syngenta is involved are described below. Except as described below, Syngenta is unable to reasonably estimate the amount, if any, of damage that may result from the claims described below. In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a world-wide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta's businesses and the risks to which it is subject.

Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri. A number of Monsanto's major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs' amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company's business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants' motions to dismiss were denied in a court order issued on April 3, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto's motion for summary judgment dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants' motion for summary judgement limiting the antitrust claims to direct purchasers only. As a result of the dismissal of the tort claims, the action is now being captioned McIntosh, et al. v. Monsanto Company, et al. On September 30, 2003 the court denied plaintiffs' motion for class certification by holding that plaintiffs' failed to show that impact from the alleged antitrust violations could be proven with common evidence on a class-wide basis. On October 15, 2003 Plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court's denial of class certification and on October 24, 2003, the District Court granted Plaintiffs' request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs' and on September 13, 2004 the Court heard oral argument on the appeal. A decision on the appeal is not expected for several months.

On November 21, 2001, a class action complaint was filed by S&M Farm Supply, Inc. in federal court in California against Monsanto Company and its parent Pharmacia Corporation, alleging that Monsanto and various alleged co-conspirators, including Syngenta Crop Protection, Inc. and its predecessor corporations, conspired to allocate markets and to fix, raise, maintain or stabilize prices for glyphosate-based and paraquat-based herbicide in the United States. On March 6, 2002, the judge in those proceedings ordered that the proceedings be transferred to the Eastern district of Missouri. This case was consolidated with Orange Cove Ag-Chem v. Pharmacia. On October 16, 2003, the court denied plaintiffs' motion for class certification and denied the plaintiffs' motion for reconsideration on November 20, 2003. The court also denied the plaintiffs' motion to stay the case on November 25, 2003. On December 19, 2001, a representative action and class action complaint was filed under the title Kevin Williamson and Bobby Vailette vs. Pharmacia Corporation, Monsanto company and does 1-100 in the Superior Court of California for Sonoma. The action brought under the California Business and Professions Code raises similar allegations to those made in the federal lawsuit and claims violations by the defendants and their alleged co-conspirators, including Syngenta Seeds, Inc., Syngenta Crop Protection, Inc., and their predecessor corporations, of the Cartwright Act and the Unfair Competition act. On May 21, 2002, a class action suit raising similar allegations was filed under the title of Gerald T. Raines v. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Circuit Court for Cooke county, Tennessee. On May 3, 2003, a class action suit was filed in Superior Court in Passaic, New Jersey, against Monsanto claiming that similar factual allegations constitute violations of the New Jersey Consumer Fraud Act. On July 16, 2003, this case was voluntarily dismissed with prejudice. At this point in time no Syngenta entity has been formally named as a defendant in any of these proceedings.

Syngenta and its predecessor companies have competed vigorously in the seed and crop protection market place and therefore will vigorously oppose the allegations in the related court cases described above.

In February 2001, the port of Houston Authority (the "Port") filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired by us in February 1998 from Ishihara Sango Kaisha, Ltd. ("ISK"). The onsite past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site's Resource Conservation and Recovery act ("RCRA") permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company ("Occidental") and certain of their affiliates settled the Port's lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$54 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. The defendants agreed to participate in a binding arbitration to determine the amount of Occidentals' ultimate contribution to the overall settlement.

In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 BT corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants' motion that the '100 and '185 were not infringed. A jury verdict was returned December 14, 2004, finding the asserted claims of the '865 patent were infringed by YieldGard, Herculex I and TC6275 but that those claims were invalid. Post trial issues relating to inequitable conduct, motions for judgment as a matter of law and for a new trial will be addressed by the Court prior to entry of final judgment and appeal.

On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United State District Court for the District of Delaware (Wilmington, Delaware). In its complaint, Monsanto sued Syngenta for infringement of US Patent 4,940,835 (the "Shah patent") directed to the making, use and sale of corn products exhibiting resistance to glyphosate herbicide (GA21). The lawsuit, which was filed on the same date that Syngenta publicly disclosed its acquisition of certain GA21 rights from Bayer CropScience, seeks an injunction prohibiting further acts of infringement, contributory infringement and inducement of infringement, together with compensatory and exemplary damages but no less than a reasonable royalty for infringing activity. Syngenta filed its responsive pleadings on July 1, 2004. The case is currently in the discovery phase of the proceedings.

On July 27, 2004, DeKalb Genetics Corp commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois alleging infringement of US Patent No. 5,538,880 and US Patent No. 6,013,863 ("the Lunquist patents") by making and using corn containing genes that confer glyphosate resistance (GA21). Syngenta filed a Motion to Dismiss on September 20, 2004, on the grounds that DeKalb's Complaint was legally deficient and failed to state a claim. On November 12, 2004, Syngenta filed its alternative Motion to Transfer this case to Delaware. Both motions have been fully briefed and are pending a decision by the Court. The case is currently in the discovery phase of the proceedings.

On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its Complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto is seeking a declaratory judgment and permanent injunction prohibiting the use of "Independence" Brand (or any brand other than the NK Brand) in the production, marketing, advertising or sale of Monsanto's Roundup Ready ® soybean technology. In response to the actions by Monsanto, Syngenta filed a complaint in Minnesota seeking a declaratory judgment that Monsanto cannot revoke permissions granted under the License Agreement and a permanent injunction barring Monsanto from terminating the License Agreement for the breach alleged in its letter relating to the proposed introduction of the Independence Brand. Following a hearing, the Minnesota action was stayed pending resolution of the Missouri action. Syngenta subsequently moved the Missouri court for an order dismissing all counts of Monsanto's complaint, or in the alternative, for declaratory judgment in favor of Syngenta, arguing that the License agreement is clear and unambiguous as a matter of law and that it does not limit Syngenta to selling seed under a single brand name. The motion has been fully briefed and a hearing on the motion was held on December 1, 2004. In a December 8, 2004 order, the Court set another hearing for March 14-15, 2005 to address technical terms of art and course of conduct in the industry relating to use of multiple brands for the sale of Roundup Ready ® soybeans.

On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto's conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks to injunctive relief and treble damages in an amount to be proven at trial. On September 28, 2004, Monsanto filed a motion to dismiss the antitrust case on the ground that the antirust claims should have been raised as a compulsory counterclaim to Monsanto's patent infringement lawsuit concerning Monsanto's GA21 patent No. 4,940,835 also pending in the District of Delaware, or in the alternative, to consolidate the antitrust and patent cases. This motion has been fully briefed and is pending decision by the Court.

Syngenta Crop Protection, Inc. is involved in various lawsuits stemming from the GALECRON class action. GALECRON, (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production works exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There are still 3 opt-out cases pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statues of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by Syngenta's insurers, subject to applicable deductibles.

The Holiday Shores Sanitary District in Madison Country, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The complaint was served on Syngenta on August 25, 2004, and the action was promptly removed to the federal court, in the Southern District of Illinois, Case No. 04-688 (MJR). The plaintiff has moved to remand to the state court and Syngenta is opposing the motion. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district's property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys' fees. Syngenta intends to defend the Holiday Shores action vigorously. Atrazine is a long-standing successful product of Syngenta and its predecessors, which has been repeatedly scrutinized for safety over the years by governmental agencies. Following lengthy consideration of challenges to Atrazine as a carcinogen, the United State Environmental Protection Agency ("EPA") has determined that Atrazine is not a likely human carcinogen. In fact, EPA reclassified Atrazine in 2000 from a "probably human carcinogen" to "not a likely human carcinogen". The latter classification remains the current EPA classification of Atrazine.

Agro Atar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks relief of US$43 million. On December 27, 1999, Ago Atar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on August 2, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agro Atar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had been entered into with Zeneca S.A.I.C. (which were subsequently assigned to Advanta Semillas S.A.I.C) pursuant to which Ago Atar had the rights to market and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agro Atar terminated the agreements. Agro Atar claims damages of US$58 million. On June 14, 2001, on the application of Zeneca S.A.I.C. the judge in this second lawsuit ordered the joinder of both sets of proceedings. Trial of the proceedings has been ordered; a preliminary hearing took place on November 27, 2002, and the proceedings have entered the evidentiary state. Syngenta believes that Zeneca S.A.I.C. had cause to terminate the agrochemicals supply contract with Agro Atar and intends vigorously to defend both lawsuits. Both cases are still waiting for Supreme Court decision regarding the Court's jurisdiction. It is expected that the court will convert the claims into local currency. In 2004, it was decided that all cases should be dealt by the Federal Court. Regarding the case brought by Agro Atar against Advanta Semillas and Syngenta Agro, the Federal Court ordered the production of evidences offered by the parties. The case is currently on evidentiary state.

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis' Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta's position) or as intermediate chemicals (the Federal Inspection's position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum corresponding to approximately US$8.5 million currently. There are no decisions in the first level Court.

In the tax assessment of Ciba-Geigy Australia Limited (legal entity today owned by Syngenta Group) the Australian Tax Authorities (ATO) have made net margin adjustments and increased the legal entity's tax base for the years 1991 – 1996. Syngenta Crop Protection PTY LTD (formerly named Ciba-Geigy Australia Limited) filed objections against this tax assessment on Monday July 5, 2004 with the Federal Court of Australia. Today both parties (ATO and Syngenta Crop Protection PTY LTD) are in the process of bringing their statements to the Court.

Environmental Matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the USA, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ("PRP") in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. It is not possible to estimate the amounts expected to be recovered via reimbursement, indemnification or insurance due to the uncertainty inherent in this area.

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta's financial condition but could be material to Syngenta's results of operations in a given period.

30. Principal currency translation rates

		2004 US$	2003 US$	2002 US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:				
	Swiss franc	1.13	1.24	1.39
	British pound sterling	0.52	0.56	0.62
	Japanese yen	102.60	106.94	118.72
	Euro	0.73	0.79	0.95
	Brazilian real	2.66	2.90	3.54
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:				
	Swiss franc	1.25	1.35	1.57
	British pound sterling	0.55	0.61	0.67
	Japanese yen	108.06	116.54	125.55
	Euro	0.81	0.89	1.07
	Brazilian real	2.94	3.12	2.89

31. Financial instruments

Market Risk

Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts and on equities held by defined pension plans. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta's objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

Interest Rates

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. In order to manage the volatility of net interest expense, Syngenta may enter into derivative transactions to achieve a desired fixed to floating rate ratio on net debt.

Credit Risk

Syngenta has policies and operating guidelines in place to ensure that treasury and derivative transactions are limited to transactions with high credit quality banks and financial institutions.

Syngenta regularly monitors its exposure to loss from both country and customer risk. Syngenta has policies and operating guidelines in place to reduce the risk of loss by limiting the amount of exposure to individual countries and customers, or requiring additional security against exposures related to them, based on Syngenta's assessment of the risks involved.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta's liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Fair Value Hedges

The Group maintains interest rates swaps involved in the exchange of fixed for floating rate interest payments that qualify for hedge accounting as designated fair value hedges relating to bond liabilities. The fair value movements of these interest rate swaps that hedge interest rate risk are included in the income statement. There is an immaterial amount of hedge ineffectiveness on these swaps.

Cash Flow Hedges

Syngenta maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward contracts and net purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward commodity contracts and purchased options to hedge anticipated and committed future purchases. These contracts qualify for hedge accounting and are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement when the related purchases are recorded and recognized in the income statement. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item. Any gains or losses on cash flow hedges arising due to hedge ineffectiveness would be shown in the income statement within Financial expense, net.

Undesignated Hedges

Syngenta also maintains cross currency swaps that (economically) convert its floating euro denominated debt into floating US dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to US dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The hedges relate to on balance sheet exposures as part of the group's committed exposure program. The fair value movements from these transactions are recorded in the income statement.

In 2003, Syngenta used purchased options, based on a basket of equity price indices, to limit its economic exposure to changes in the fair value of equities held by the major defined benefit pension plans which it sponsors. These options were not designated as hedges. Gains and losses on these options were recorded in financial expense, net in the income statement. The changes in fair value of the underlying pension fund equities will affect the reported pension expense in future years. Pension expense is reported within operating income. There were no similar transactions in 2002 or 2004.

The contract values of financial instruments held at December 31, 2004, 2003 and 2002 were as follows:

(US$ million)	2004	2003	2002
Interest Rate Swaps			
Less than one year	-	-	-
One to five years	1,491	1,686	1,516
Five to six years	-	-	-
Cross Currency Swaps			
Less than one year	-	-	296
One to five years	677	677	677
Five to six years	-	-	-
Foreign Exchange Forward Contracts			
Swiss franc	1,865	1,226	534
British pound sterling	1,679	1,254	1,002
Other European currencies	655	714	308
US dollar	1,992	1,383	1,313
Others	289	312	61
Total	**6,480**	**4,889**	**3,218**
Maturities on foreign exchange forward contracts range from 3 to 338 days.			
Currency Option Contracts			
Swiss franc	669	449	570
British pound sterling	169	285	446
US dollar	182	220	232
Total	**1,020**	**954**	**1,248**
Commodity Forward Contracts			
US dollar	90	43	32
Total	**90**	**43**	**32**

Maturities on currency option contracts and commodity forward contracts range from 7 to 336 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta's exposures.

The notional amounts and fair values of the above instruments at December 31, 2004, 2003 and 2002 are as follows:

(US$ million)	Notional Amount 2004	2003	2002	Positive Fair Value 2004	2003	2002	Negative Fair Value 2004	2003	2002
Interest Rate Swaps	1,491	1,686	1,516	46	51	38	(24)	(47)	(57)
Cross Currency Swaps	677	677	973	428	347	247	-	-	-
Foreign Exchange Forward Contracts	6,480	4,889	3,218	111	152	62	(57)	(79)	(37)
Currency Option Contracts	1,020	954	1,248	46	59	42	(3)	(18)	-
Commodity Forward Contracts (designated as cash flow hedges)	90	43	32	5	3	2	-	-	-
Of the above:									
Interest Rate Swaps designated as cash flow hedges	1,044	1,686	1,516	27	34	31	(24)	(31)	(47)
Foreign Exchange Forward Contracts and Currency Option Contracts designated as cash flow hedges	1,422	1,552	1,316	67	75	25	(13)	(36)	-

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002
Gains/(losses) recognized in equity	1	27	2
Gains/(losses) removed from equity and recognized in net income	-	-	-
Gains/(losses) adjusted against carrying amount of non-current financial debts	-	-	4

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2004	2003	2002
Less than one year	4	6	(1)
One to five years	4	3	(13)
Five to six years	-	-	-

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002
Gains/(losses) recognized in equity	51	45	64
Gains/(losses) removed from equity and recognized in net income	41	39	43

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002
Gains/(losses) recognized in equity	(13)	11	3
Gains/(losses) removed from equity and recognized in net income	7	3	-

The forecasted transactions designated as the hedged items for the above commodity forward contracts are expected to occur and be reported within net income within one year from the balance sheet date.

No gains or losses were reclassified into earnings as a result of cash flow hedges being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.

A cost of US$5 million was recorded in net financial expense in 2003 on a purchased option over a basket of equity price indices, related to equities held by defined benefit pension plans sponsored by Syngenta. The value of equities held by Syngenta's defined benefit pension plans is disclosed in Note 26. There were no similar transactions in 2002 or 2004.

Available-for-sale financial assets

Unrealized gains of US$9 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2004 (2003: gains US$17 million; 2002: loss US$40 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2004 nor at December 31, 2003. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2002.

Off-balance sheet finance

At December 31, 2004, non-recourse factoring amounted to US$7 million (2003: US$6 million: 2002: US$14 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

32. Syngenta's operations, associates and joint ventures as at December 31, 2004

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 "Accounting Policies" for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Argentina					
Syngenta Seeds S.A.	Buenos Aires	100%	ARS	980,000	Sales/Production/ Research
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,898,205	Sales/Production
Australia					
Syngenta Crop Protection Pty Ltd.	North Ryde	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales
Bangladesh					
Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production
Belgium					
Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales
Bermuda					
Syngenta Investment Ltd.	Hamilton	100%	BMD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	BMD	120,000	Insurance
Brazil					
Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/ Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	1,141,944,424	Sales/Production/ Research
Canada					
Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000	Sales/Production/ Research
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Chile					
Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	-	Sales/Production
China					
Syngenta (Suzhou) Crop Protection Company Limited	Kunshan	100%	CNY	203,747,322	Production
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	10,476,201	Sales
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	293,564,523	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	Jiangsu Province	98%	CNY	264,900,506	Production
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales
Colombia					
Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production
Costa Rica					
Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales
Czech Republic					
Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales/Development
Denmark					
Syngenta Seeds A/S	Skaelskor	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales
Egypt					
Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
France					
Syngenta France S.A.	Saint Cyr l'Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	47,600,000	Sales/Production/ Development
Syngenta Europe Marketing Services S.à.r.l.	Saint Cyr l'Ecole	100%	EUR	10,000	Services
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	16,500,000	Production
Syngenta Agro. S.A.S.	Saint Cyr l'Ecole	100%	EUR	22,543,903	Sales/Development
Agrosem S.A.	Sacy-Le-Petit	80%	EUR	290,000	Sales
C.C. Benoist	Orgerus	100%	EUR	3,865,552	Sales/Production
Germany					
Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/ Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Greece					
Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production
Guatemala					
Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,400	Sales/Research
Hungary					
Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales
India					
Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/ Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production
Indonesia					
P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production
Ireland					
Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales
Italy					
Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/ Research
Syngenta Seeds S.p.A.	Milan	100%	EUR	5,772,000	Sales/Production/ Research
Agra Società del Seme S.r.l.	Massa Lombarda	100%	EUR	3,400,000	Sales
Ivory Coast					
Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	3,328,640,000	Sales/Production
Japan					
Syngenta Seeds K.K.	Chiba-ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/ Research
Liechtenstein					
Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Luxembourg					
Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding/Finance
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg (#1) S.A.	Luxembourg	100%	USD	100,000	Finance
Malaysia					
Syngenta Corporation Sdn. Bhd.	Selangor Darul Ehsan	100%	MYR	10,000,002	Holding
Syngenta Crop Protection Sdn. Bhd.	Selangor Darul Ehsan	85%	MYR	6,000,000	Sales
Mexico					
Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,580,000	Sales/Production
Morocco					
Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales/Development
Netherlands					
Syngenta International Participations B.V.	Enkhuizen	100%	EUR	907,560	Holding
Syngenta Seeds International B.V.	Enkhuizen	100%	EUR	68,070	Sales/Production/ Research
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/ Production/ Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,260,000	Sales/Production
Syngenta Mogen B.V.	Enkhuizen	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V.	Enkhuizen	100%	EUR	31,583,104	Sales/Production
Syngenta Crop Protection B.V.	Roosendaal	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Enkhuizen	100%	EUR	18,192	Holding
Syngenta Beta B.V.	Enkhuizen	100%	EUR	18,154	Holding
Syngenta Delta B.V.	Enkhuizen	100%	EUR	20,002	Holding
Syngenta Kappa B.V.	Enkhuizen	100%	EUR	20,001	Holding
Pakistan					
Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production/ Development
Panama					
Syngenta S.A.	Panama	100%	USD	10,000	Sales
Philippines					
Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales
Poland					
Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales
Portugal					
Syngenta Crop Protection – Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales
Russian Federation					
OOO Syngenta	Moscow	100%	RUR	675,000	Sales
Singapore					
Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	500,000	Sales
South Africa					
Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/ Research
South Korea					
Syngenta Seeds Co. Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/ Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Spain					
Syngenta Agro S.A.	Madrid	100%	EUR	7,544,828	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/ Research
Sweden					
Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/ Research
Switzerland					
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/ Production/ Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/ Research
Syngenta Crop Protection Schweizerhalle AG	Schweizerhalle	100%	CHF	103,000	Production
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/ Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,010	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding
Taiwan					
Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales
Thailand					
Syngenta Crop Protection Limited	Bangkok	100%	THB	72,230,400	Sales/Production/ Research
Turkey					
Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production
United Kingdom					
Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Whittlesford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	16,500,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding/Finance
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Holding/Finance
Syngenta Europe Limited	Guildford	100%	GBP	1	Management Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/ Research

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
USA					
Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/ Research
Syngenta Seeds, Inc.	Golden Valley MN	100%	USD	-	Sales/Production/ Research
Syngenta Biotechnology, Inc.	Research Triangle Park, NC	100%	USD	-	Research
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding/Finance
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Intellectual Property
GB Biosciences Corporation	Greensboro, NC	100%	USD	-	Sales/Production
Advanta USA, Inc.	Slater, IA	90%	USD	101	Sales/Research
Golden Seed Company, Inc.	Cordova, IL	90%	USD	1,477	Sales/Production
Garwood Seed Co.	Stonington, IL	90%	USD	56,916	Sales/Production
J.C. Robinson Seeds Inc.	Waterloo, NE	90%	USD	472,927	Sales/Production/ Research
Sommer Bros. Seeds Co.	Pekin, IL	90%	USD	123,700	Sales
Thorp Seed Co.	Clinton, IL	90%	USD	240,000	Sales
Dulcinea Farms, LLC	Ladera Ranch,CA	51%	USD	-	Sales/Development
Zymetrics, Inc.	Golden Valley, MN	100%	USD	-	Sales/Production/ Research
Ukraine					
TOV Syngenta	Kiev	100%	USD	15,000	Sales
Vietnam					
Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Democratic Republic of Congo, Croatia, Cuba, Dominican Republic, Ecuador, Finland, Guadeloupe, Iran, Kenya, Kazakhstan, New Zealand, Nigeria, Norway, Paraguay, Peru, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Swaziland, Uruguay, Venezuela, and Zimbabwe.

[1] Currency code used is according to ISO 4217.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2004 it had a market capitalization of INR 13,175 million.

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta's consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. 2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policies described in Note 2 and in the remainder of this note.

(US$ million, except earnings per share amounts)	Notes	2004	2003 (adjusted)	2002 (adjusted)
Net income/(loss) reported under IFRS attributable to Syngenta AG shareholders		**460**	**250**	**(65)**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	62	43	46
Purchase accounting: other acquisitions	b	(62)	(67)	(167)
Restructuring charges	c	47	32	(3)
Pension provisions (including post-retirement benefits)	d	43	2	1
Deferred taxes on stock-based compensation	e	(3)	2	2
Deferred taxes on unrealized profit in inventory	f	(61)	36	(4)
Impairment losses	g	(1)	(3)	(30)
Other items	h	(17)	(4)	(2)
Valuation allowance against deferred tax assets	i	(34)	-	-
Tax on undistributed earnings of subsidiaries	j	(27)	-	-
Deferred tax effect of US GAAP adjustments		(55)	(41)	24
Net income/(loss) reported under US GAAP		**352**	**250**	**(198)**
Basic earnings/(loss) per share under US GAAP				
Continuing operations		4.14	2.42	(2.01)
Discontinued operations		(0.79)	0.04	0.06
Total		**3.35**	**2.46**	**(1.95)**
Diluted earnings/(loss) per share under US GAAP				
Continuing operations		4.10	2.41	(2.01)
Discontinued operations		(0.78)	0.04	0.06
Total		**3.32**	**2.45**	**(1.95)**

(US$ million)	Notes	2004	2003 (adjusted)	2002 (adjusted)
Shareholders' Equity reported under IFRS		**5,658**	**5,056**	**4,350**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	(483)	(494)	(483)
Purchase accounting: other acquisitions	b	806	868	931
Restructuring provisions	c	76	26	(7)
Pension provisions (including post-retirement benefits)	d	(176)	(166)	(97)
Deferred taxes on stock-based compensation	e	(13)	4	3
Deferred taxes on unrealized profit in inventory	f	(79)	(3)	(37)
Impairment losses	g	23	23	23
Other items	h	32	32	27
Valuation allowance against deferred tax assets	i	(35)	-	-
Tax on undistributed earnings of subsidiaries	j	(27)	-	-
Deferred tax effect of US GAAP adjustments		(134)	(144)	(174)
Shareholders' Equity reported under US GAAP		**5,648**	**5,202**	**4,536**

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Components of shareholders' equity in accordance with US GAAP:			
Share capital	525	667	667
Additional paid-in capital	5,223	5,195	5,182
Treasury shares, at cost	(329)	(504)	(512)
Retained deficit	(282)	(366)	(551)
Accumulated other comprehensive income:			
- Currency translation adjustment	520	202	(233)
- Unrealized holding gains/(losses) on available-for-sale financial assets	34	24	2
- Unrealized holding gains/(losses) on derivative financial instruments designated as cash flow hedges	73	66	13
- Additional minimum pension liability adjustment	(229)	(169)	(94)
- Deferred taxes	113	87	62
Total	**5,648**	**5,202**	**4,536**

Changes in shareholders' equity in accordance with US GAAP are as follows:

(US$ million)	(Adjusted)
January 1, 2002 (US GAAP)	**4,418**
Net loss for the year under US GAAP attributable to Syngenta AG shareholders	(198)
Issuance of shares under employee share purchase plan	14
Dividends paid to group shareholders	(48)
Unrealized holding gains on available-for-sale financial assets	13
Net gains on derivative financial instruments designated as cash flow hedges	30
Additional minimum pension liability	(94)
Income taxes credited to shareholders' equity	61
Foreign currency translation adjustment	340
December 31, 2002 (US GAAP)	**4,536**
Net income for the year under US GAAP attributable to Syngenta AG shareholders	250
Issuance of shares under employee share purchase plans	21
Dividends paid to group shareholders	(65)
Unrealized holding gains on available-for-sale financial assets	22
Net gains on derivative financial instruments designated as cash flow hedges	53
Additional minimum pension liability	(75)
Income taxes credited to shareholders' equity	25
Foreign currency translation adjustment	435
December 31, 2003 (US GAAP)	**5,202**
Net income for the year under US GAAP attributable to Syngenta AG shareholders	352
Re-issuance of Treasury shares under employee share purchase plans	32
Share based compensation	33
Sale of treasury shares in exchange for own equity instruments	4
Repurchase of shares under share repurchase program	(143)
Cash impact of share options related to share repurchase program	9
Dividends paid to group shareholders as par value reduction	(142)
Unrealized holding gains on available-for-sale financial assets	10
Net gains on derivative financial instruments designated as cash flow hedges	7
Additional minimum pension liability	(54)
Income taxes credited to shareholders' equity	28
Foreign currency translation adjustment	310
December 31, 2004 (US GAAP)	**5,648**

The effect of changes in accounting policies on each component of equity affected by these changes was as follows:

(US$ million)	Retained earnings	Cumulative translation adjustment	Total shareholders' equity
Changes in shareholders' equity prior to December 31, 2001			
Reclassification of unrealized losses on inter-company loans	(1)	1	-
Deferred tax on a share-based compensation expense	1	-	1
Cumulative effect as of January 1, 2002	**-**	**1**	**1**
2002 changes in shareholders' equity:			
Net income/(losses) attributable to Syngenta AG shareholders	(33)	-	(33)
Issue of shares under employee share purchase plans	8	-	8
Reclassification of unrealized losses on inter-company loans	-	30	30
Income taxes credited directly to equity	(3)	-	(3)
December 31, 2002	**(28)**	**31**	**3**
2003 changes in shareholders' equity:			
Net loss attributable to Syngenta AG shareholders	(12)	-	(12)
Issue of shares under employee share purchase plans	13	-	13
Reclassification of unrealized losses on inter-company loans	-	4	4
Income taxes credited directly to equity	(1)	-	(1)
December 31, 2003	**(28)**	**35**	**7**

a: Purchase accounting: Zeneca agrochemicals business

The November 13, 2000 merger of Novartis agribusiness and Zeneca agrochemicals business to form Syngenta has been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method under US GAAP rules then in force differed from IFRS, mainly in the following areas:

- In-Process Research and Development costs of US$365 million were expensed for US GAAP in 2000 but were treated as part of goodwill for IFRS.

- Exit costs of US$174 million associated with restructuring Zeneca agrochemicals business increased goodwill for US GAAP but were expensed for IFRS because IAS 22 had a shorter time period for recognizing such costs in goodwill than does EITF 95-3.

- Additional evidence became available before the end of 2001, which changed the estimated values of certain assets and liabilities as of the acquisition date. For IFRS, goodwill was adjusted for these changes in accordance with IAS 22 paragraph 71, whereas for US GAAP, 2001 net income was reduced by US$364 million. As a result US GAAP property, plant and equipment and intangible asset carrying amounts at January 1, 2002 were lower than the IFRS carrying amounts of these assets by US$54 million and US$47 million respectively. US GAAP depreciation and amortization expense for subsequent periods has consequently been lower than the IFRS expense.

Subsequent IFRS and US GAAP accounting has led to further differences:

- In 2004, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$51 million (2003: US$54 million; 2002: US$23 million) reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition – in this case, after December 31, 2001. Under US GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

- With effect from January 1, 2002, Syngenta adopted SFAS 142 and consequently ceased to amortize goodwill for US GAAP. For IFRS, Zeneca agrochemicals business goodwill of US$694 million has continued to be amortized over 20 years, and the IFRS goodwill amortization expense is added back in deriving US GAAP net income.

The purchase price allocation was as follows under US GAAP:

(US$ million)	2004 purchase price allocation	2004 changes	2003 purchase price allocation	2003 changes	2002 purchase price allocation	2002 changes
Intangible assets related to marketed products	1,491	-	1,491	-	1,491	-
Property, plant and equipment	1,200	-	1,200	-	1,200	-
Assembled workforce	142	-	142	-	142	-
Other identifiable intangible assets	149	-	149	-	149	-
In-process R&D	365	-	365	-	365	-
Current assets	2,013	-	2,013	-	2,013	-
Current liabilities	(2,166)	-	(2,166)	-	(2,166)	-
Other net liabilities	(1,496)	51	(1,547)	54	(1,601)	23
Goodwill	67	(51)	118	(54)	172	(23)
Total	**1,765**	**-**	**1,765**	**-**	**1,765**	**-**

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

(US$ million)	2004 Components to reconcile		2003 Components to reconcile		2002 Components to reconcile	
	Net income	Equity	Net income	Equity	Net income	Equity
Property, plant and equipment	22	(20)	6	(42)	6	(48)
Intangible assets – marketed products	2	(41)	2	(42)	2	(44)
Goodwill	38	(422)	35	(410)	38	(391)
Total adjustment	**62**	**(483)**	**43**	**(494)**	**46**	**(483)**

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2004, 2003 and 2002 related to other acquisitions are as follows:

(US$ million)	2004 Components to reconcile		2003 Components to reconcile		2002 Components to reconcile	
	Net Income	Equity	Net Income	Equity	Net Income	Equity
Ciba-Geigy	(88)	691	(84)	779	(174)	864
Pre-1995 goodwill	-	81	-	81	(8)	81
Merck goodwill	6	(11)	6	(17)	6	(23)
Other goodwill	20	45	11	25	9	9
Total	**(62)**	**806**	**(67)**	**868**	**(167)**	**931**

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, Syngenta's predecessor, was formed on December 20, 1996 by the merger of Sandoz and Ciba-Geigy. The merger was accounted for as a uniting (pooling) of interests under IFRS business combination rules then in force, but US GAAP rules required accounting under the purchase method, with Sandoz deemed to be the acquirer. The fair value of net assets acquired exceeded the purchase price, resulting in negative goodwill of US$1,163 million. Acquired non-current non-monetary assets were reduced by this amount and by the allocation of the deferred tax adjustment arising from that reduction. Therefore, no goodwill is carried on the balance sheet for either IFRS or US GAAP. However, the US GAAP carrying amounts of acquired property, plant and equipment and intangible assets are based on their fair values at the acquisition date. The intangible asset fair values are greater than the equivalent IFRS carrying amounts, which were not revalued; US GAAP amortization expense for subsequent periods has consequently been greater than the IFRS expense.

The purchase price allocation was as follows under US GAAP:

(US$ million)	
Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471
Total	**5,476**

The US GAAP fair values of certain former Ciba-Geigy products were reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$83 million was recorded against the US GAAP carrying amount of certain product rights and this loss is included in the adjustment for 2002.

Pre-1995 Goodwill

Prior to January 1, 1995, Sandoz, Syngenta's predecessor, wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill, which was capitalized in accordance with US GAAP. In accordance with SFAS 142, this goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

The May 10, 1997 acquisition of product rights and related net assets from Merck & Co. Inc. by Novartis agribusiness, Syngenta's predecessor, was accounted for under the purchase method for both IFRS and US GAAP. Under IFRS rules then in force, US$38 million in-process research and development was treated as part of goodwill, whereas under US GAAP it was expensed at the time of acquisition. As a result, IFRS goodwill of US$91 million at the acquisition date exceeded US GAAP goodwill. In accordance with SFAS142, US GAAP goodwill ceased to be amortized as from January 1, 2002. IFRS goodwill is amortized over 15 years. IFRS amortization expense is added back in deriving US GAAP net income.

Other Goodwill

IFRS amortization expense is added back in deriving US GAAP net income.

Advanta and Golden Harvest

The acquisitions of Advanta and Golden Harvest, which are further described in Note 3, have been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method differs as follows:

- Syngenta announced before the acquisitions that it intended to restructure the combined NAFTA corn and soy seed businesses once the acquisitions had completed. IFRS 3 requires exit costs related to restructuring acquired businesses to be expensed, whereas US GAAP (EITF 95-3) requires goodwill to be increased by the amount of exit costs if exit plans are finalized within 12 months of acquisition and implemented within a further limited period. Restructuring costs of US$9 million less related deferred tax of US$4 million have been expensed for IFRS in 2004 but have been added to goodwill for US GAAP.

- IAS 38 (revised March 2004) requires in-process research and development to be recognized as an intangible asset and subsequently tested for impairment annually until the development leads to the introduction of a marketed product. US GAAP requires in-process research and development to be expensed if its technological feasibility has not been established and there is no alternative future use for it. In-process research and development of US$4 million capitalized as an intangible asset for IFRS has been expensed for US GAAP in 2004.

- The transaction agreements for Golden Harvest give both Syngenta and the former owners of Golden Harvest options to transfer to Syngenta the remaining 10% shareholding under certain future circumstances. Syngenta's option has been accounted for as an asset, and the former owners' option as a liability. For IFRS, both options are measured at fair value at the balance sheet date; the net effect on the consolidated financial statements is not material. For US GAAP, the former owners' option is measured at fair value at the balance sheet date, whereas Syngenta's option is carried at its fair value at the acquisition date and is not marked to market.

The provisional purchase price allocation for these two acquisitions in accordance with US GAAP is as follows:

	Advanta Fair value (Provisional)			Golden Harvest Fair value (Provisional)		
	Carrying amount	Adjustments	Fair values	Carrying amount	Adjustments	Fair values
Cash and cash equivalents	60	-	60	33	-	33
Trade receivables	73	-	73	49	-	49
Other receivables and current assets	15	(4)	11	5	-	5
Inventories	44	18	62	48	5	53
Property, plant & equipment	33	19	52	26	16	42
Intangible assets	-	39	39	-	22	22
In-process research and development	-	3	3	-	1	1
Deferred tax assets	13	2	15	8	3	11
Assets held for resale	195	-	195	-	-	-
Trade accounts payable	(32)	-	(32)	(72)	-	(72)
Financial debts	(72)	-	(72)	(24)	-	(24)
Income taxes payable	(7)	(2)	(9)	(1)	-	(1)
Other current liabilities	(4)	(11)	(15)	(15)	-	(15)
Provisions	-	-	-	(2)	(8)	(10)
Deferred tax liabilities	(7)	(24)	(31)	(6)	(16)	(22)
Other liabilities	-	(10)	(10)	-	-	-
Net assets acquired	311	30	341	49	23	72
Minority interest	(6)	(3)	(9)	(5)	(2)	(7)
Syngenta AG shareholders' interest	305	27	332	44	21	65
Purchase price paid, including acquisition costs			580			187
Goodwill			248			122
2004 Post-acquisition Profit/(Loss) of acquiree			(29)			(35)

The seeds business is highly seasonal. The Advanta and Golden Harvest acquisitions were made at the end of the selling season. Post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

Pro forma disclosures for Post-combination Syngenta group:

The following pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

	2004	2003
Pro forma net income in accordance with US GAAP (unaudited)	408	250
Pro forma earnings per share in accordance with US GAAP (unaudited)		
Basic:	4.16	2.43
Fully diluted:	4.13	2.43

The initial accounting for Advanta and Golden Harvest has been determined provisionally. Reports on the valuation of both acquired businesses were commissioned before the acquisition date. However, audited balance sheets of the Golden Harvest entities as of the acquisition date did not become available until shortly before the end of 2004, and completion of the valuation work has consequently been delayed. The value of certain acquired Advanta assets may be affected by legal proceedings. Adjustments may be made to purchase accounting in 2005.

The weighted average amortization period of the acquired intangibles is 11 years. Syngenta expects to claim a tax deduction for the goodwill in future periods' tax returns.

Other goodwill

The adjustment for Other goodwill mainly represents the amortization expense charged in accordance with IFRS on goodwill arising from the business combinations detailed in Note 3 to the financial statements. In accordance with SFAS 142, this goodwill has not been amortized.

c: Restructuring charges

Under IFRS, restructuring charges are accrued in full against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. Provision is made for the cost of terminating contracts which have or will become onerous as a result of restructuring plans when it becomes probable that the costs of fulfilling the contract exceed the economic benefits Syngenta will obtain from it.

Exit or disposal activities initiated before January 1, 2003 have continued to be accounted for in accordance with EITF 94-3 and 95-3.

For US GAAP, Syngenta has applied SFAS No. 146 to exit and disposal initiatives initiated after December 31, 2002. Certain employees affected by these restructuring initiatives will continue to work beyond the minimum retention period stipulated by SFAS 146. Where this is the case, SFAS 146 requires that employee termination costs are accrued ratably over the remaining service period of the employees. SFAS 146 also requires onerous contract termination costs to be recognized only when legal notice of termination has been given or an agreement to terminate has been made, or, for onerous leases, when the leased premises have been vacated. Consequently, restructuring charges of US$47 million which have been recognized for IFRS in net income for the year ended December 31, 2004 (2003: US$32 million) will be recognized for US GAAP in future periods, as the employees complete their remaining service and the criteria for recognizing onerous contract provisions are fulfilled.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under US GAAP:

(US$ million)	2004	2003	2002
Restructuring provisions in accordance with IFRS	273	262	273
Adjustments in restructuring provisions to accord with US GAAP	(76)	(26)	7
Restructuring provisions in accordance with US GAAP	**197**	**236**	**280**

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002
Employee termination costs	(53)	(21)	7
Other third party costs	(23)	(5)	-
Adjustments to restructuring provisions to accord with US GAAP	**(76)**	**(26)**	**7**

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002
Employee termination costs	118	124	177
Other third party costs	79	112	103
Restructuring provisions in accordance with US GAAP	**197**	**236**	**280**

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002
Total charges in accordance with IFRS	221	175	262
Adjustments in restructuring charges to accord with US GAAP	(56)	(32)	3
Restructuring charges in accordance with US GAAP	**165**	**143**	**265**

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002
Restructuring provision recognition	(47)	(32)	3
Fair value adjustments (Note 33b)	(9)	-	-
Adjustments to restructuring charges to accord with US GAAP	**(56)**	**(32)**	**3**

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 2002), "Employee Benefits". For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions", other post-employment benefits are recorded in accordance with SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised 2002) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans. Application of IFRS and US GAAP rules results in consistent valuation of the projected benefit obligation and plan assets for Syngenta except that the effects of certain plan settlements on plan assets and liabilities have been recognized earlier for IFRS than for US GAAP.

For the year ended December 31, 2004, Syngenta recorded a debit to shareholders' equity of US$54 million (2003: US$75 million; 2002: US$94 million) to record the additional minimum pension liability required by SFAS No. 87. Unlike IAS 19, SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in reported ABO basis deficits for Syngenta's main pension plans in the UK and the USA.

As described in Note 26, past service cost of US$60 million related to the Swiss pension plan rule change was expensed for IFRS in 2004. For US GAAP, in accordance with SFAS No. 87, this cost is being amortized over the expected future service period of that part of the workforce which was affected – approximately 8 years.

Curtailment and settlement gains were recognized in 2004, 2003 and 2002 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2002), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses recognized for IFRS in net income (2003: net income; 2002: net loss) have not been recognized for US GAAP. Also, under IAS 19 (revised 2002), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS have not been recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net income (2003: net income; 2002: net loss) have not been recognized for US GAAP, while certain gains were recognized for US GAAP in 2003 which were recognized for IFRS in previous periods.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2004	2003	2002
Asset/(liability) recognized for IFRS	(110)	(17)	38
Difference in unrecognized past service costs	64	5	6
Additional minimum pension liability for US GAAP	(229)	(169)	(94)
Effect of curtailment recognition timing on reported funded status	(11)	(6)	(9)
Difference in unrecognized actuarial gains and losses	10	14	14
Prepaid asset/(liability) recognized for US GAAP	**(276)**	**(173)**	**(45)**

Net periodic benefit cost recognized for IFRS	221	175	117
Past service cost	(55)	2	(2)
Curtailment and settlement gains/(losses)	11	(3)	(10)
Amortization of actuarial amounts	3	1	3
Net periodic benefit cost recognized for US GAAP	**180**	**175**	**108**

Other post-retirement benefits

(US$ million)	2004	2003	2002
Liability recognized for IFRS	(39)	(70)	(112)
Difference in unrecognized amounts	(9)	(11)	(13)
Liability recognized for US GAAP	**(48)**	**(81)**	**(125)**

Net periodic benefit cost recognized for IFRS	14	16	10
Amortization of actuarial amounts	(2)	(2)	8
Net periodic benefit cost recognized for US GAAP	**12**	**14**	**18**

e: Stock-based compensation and deferred tax thereon

Effective January 1, 2004, Syngenta has adopted the fair value method of accounting for stock-based compensation awards to employees. This method required the fair value of equity awards to be expensed in the income statement, in accordance with SFAS No. 123. In previous financial statements, Syngenta applied the intrinsic value method in accordance with Accounting Principles Board Option (APB) No. 25. Syngenta has chosen to use the full retroactive restatement transition method on adopting the fair value method, as permitted by SFAS No. 148. US GAAP net income for 2002 and 2003 has been adjusted to show the pro forma SFAS 123 expense disclosed in previous financial statements as actual expense for the periods. Syngenta has chosen the fair value method and the retroactive restatement transition method because it believes that these methods provide the most relevant information for financial statement users, and because these choices align Syngenta's IFRS and US GAAP accounting policies for stock compensation expense. As a result, stock compensation expense was the same for IFRS and US GAAP in all periods presented.

IFRS 2 requires a deferred tax asset to be recognized for stock compensation as if the market value of Syngenta shares at the period end, less the price payable by the employee, was the tax base for the stock based payment transaction. SFAS 123 requires the deferred tax asset to be calculated as if the cumulative stock compensation expense recognized was the tax base for the transaction. For the periods presented, this had the following effects on deferred tax amounts in the financial statements:

Income tax expense/(credit) in net income

(US$ million)	2004	2003	2002
In accordance with IFRS			
Current income tax	(5)	(1)	(1)
Deferred income tax	(8)	(2)	-
Total income tax in accordance with IFRS	(13)	(3)	(1)
Adjustments in accordance with US GAAP	3	(2)	(2)
In accordance with US GAAP	**(10)**	**(5)**	**(3)**

Income tax expense/(benefit) in shareholders' equity

(US$ million)	2004	2003	2002
In accordance with IFRS	(14)	(1)	-
Adjustments in accordance with US GAAP	14	1	-
In accordance with US GAAP	-	-	-

f: Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, US GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller's tax expense incurred upon the intercompany sale.

g: Impairment losses

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This led to impairments of US$23 million being recognized for the year ended December 31, 2002. Since the adoption of SFAS 142, under US GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of a reporting unit. Under SFAS 131, Syngenta's operating segments are the same as its reportable segments.

Hence under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2004, 2003 and 2002. As a result in 2002, impairment was recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2004 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$1 million (2003: US$3 million, 2002: US$53 million) within the US GAAP net income (2003: net income, 2002: net loss) in relation to these assets.

Gross proceeds from the sale of available-for-sale financial assets during 2004 were US$nil (2003: US$4 million, 2002: US$3 million). There were no disposals during 2004 (2003 and 2002: Gains and losses on disposal were not material).

There were no available-for-sale financial assets with unrealised losses for US GAAP at December 31, 2004.

Syngenta's share of the unrealized losses on available-for-sale securities held by an associated company is US$nil on a post-tax basis, according to the most recent valuations available at December 31, 2004 (2003: share of unrealized losses US$2 million).

h: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$nil million, US$5 million and US$1 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2004, 2003 and 2002 respectively. This amount is net of amortization expense of US$3 million, US$2 million and US$4 million respectively.

(2) Capitalized software

Syngenta capitalized software costs in accordance with IAS 38 as from January 1, 2000. For US GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs were amortized over a three-year period. Under US GAAP, for the year ended December 31, 2002, related amortization would have exceeded the relevant capitalized software costs by US$3 million. There is no difference in amortization expense for 2003 or 2004.

(3) Cash flow hedges

Recognition in 2004 net income of US$16 million, (2003: US$9 million) of unrealized gains on derivative financial instruments has been deferred for US GAAP in accordance with the guidance in SFAS 133 implementation issue H13. Gains and losses recognized in shareholders' equity on derivative financial instruments recognized as cash flow hedges are as follows as at December 31:

(US$ million)	2004	2003	2002
In accordance with IFRS, before income taxes	48	57	13
Additional amounts deferred in shareholders' equity for US GAAP	25	9	-
In accordance with US GAAP	**73**	**66**	**13**

(i) Valuation allowance against deferred tax assets

IAS 12, "Income Taxes" requires a deferred tax asset to be recognized for unused tax losses and other deductible temporary differences to the extent that it is probable that future taxable profit will be available to allow their utilization. A deferred tax asset has been recognized in full for unused tax losses and other temporary differences of US$35 million in France. The majority of the tax losses have been incurred in association with three recent restructuring initiatives which have been or are being implemented. In the opinion of management, the restructuring activity is unlikely to recur, and will result in significant future financial benefits which will enable the tax losses to be fully utilized.

SFAS No. 109, "Accounting for Income Taxes" requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. However, where cumulative recent losses have been incurred, based on the criteria in SFAS No. 109, future projections of income alone, which are by their nature subject to estimation uncertainty, are not generally sufficient to support a position that a valuation allowance is not needed. In assessing the potential need for a valuation allowance for the French deferred tax assets, therefore, Syngenta has not taken account of the future forecast benefits of the restructuring in France. Accordingly, a valuation allowance of US$34 million has been recognized for these deferred tax assets.

(j) Income tax on undistributed earnings of subsidiaries

In accordance with IAS 12, no deferred tax liability is recognized for the irrecoverable withholding tax which would be payable if the retained earnings of subsidiaries were distributed to the parent company, if the parent has determined that no distribution will be made in the foreseeable future. Syngenta has recognized a deferred tax liability in line with its best estimate of future distributions by group subsidiaries. This is shown within "other" deferred tax liabilities in Note 16 above. However, for US GAAP, APB No. 23 and SFAS No. 109 require full provision to be made assuming all earnings will be distributed, unless there is evidence that the subsidiaries' reinvestment requirements would prevent distribution of their retained earnings. An additional US$27 million deferred tax liability and expense have been recognized for US GAAP in 2004 in respect of subsidiaries where distribution of earnings would be possible but no distribution of earnings is currently planned.

Additional US GAAP disclosures

Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for the years ended December 31, 2004, 2003 and 2002.

(US$ million)			
Numerator:	2004	2003	2002
Net income/(loss) attributable to Syngenta AG shareholders	352	250	(198)
Denominator:			
Weighted-average number of shares basic	105,208,929	101,682,672	101,541,119
Adjustments for dilutive potential ordinary shares:			
Grants of options over Syngenta AG shares	672,031	62,069	-
Grants of Syngenta AG shares	134,409	55,158	-
Weighted-average number of shares-diluted	**106,015,369**	**101,799,899**	**101,541,119**

An option over 4.5 million ordinary shares with an exercise price of CHF 138 per share was outstanding as from February 10, 2004 and remained outstanding as of December 31, 2004. It has been excluded from the computation of diluted earnings per share as its effect would have been antidilutive.

Options to purchase 1.7 million ordinary shares with exercise prices ranging from CHF 76.5 to CHF 98.0 per share were outstanding during 2003, but were excluded from the computation of diluted earnings per share, as their effect would have been antidilutive. In 2002, as a net loss was incurred, all options outstanding were considered antidilutive for US GAAP.

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$283 million, US$276 million and US$296 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)	
2005	287
2006	287
2007	247
2008	226
2009	225

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002 were as follows:

(US$ million)	2004	2003	2002
January 1	459	506	458
Movements due to purchase business combinations	327	(48)	(23)
Amortization expense	-	-	-
Impairment losses	-	(2)	-
Other movements	(4)	-	62
Translation effects	12	3	9
December 31	**794**	**459**	**506**

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2004	2003	2002
January 1	339	387	331
Movements due to purchase business combinations	(48)	(48)	(23)
Amortization expense	-	-	-
Impairment losses	-	(2)	-
Other movements	(4)	2	70
Translation effects	10	-	9
December 31	**297**	**339**	**387**

Seeds

(US$ million)	2004	2003	2002
January 1	120	119	127
Movements due to purchase business combinations	375	-	-
Amortization expense	-	-	-
Impairment losses	-	-	-
Other movements	-	(2)	(8)
Translation effects	2	3	-
December 31	**497**	**120**	**119**

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2004 was US$129 million (2003: US$121 million; 2002: US$121 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2004, 2003 and 2002 were US$217 million, US$179 million and US$152 million respectively. Advertising and promotion costs are expensed as incurred.

Taxes

Income tax expense from continuing operations in accordance with US GAAP consists of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Current	(146)	(177)	(153)
Deferred	33	37	108
Total income tax (expense)/benefit from continuing operations	**(113)**	**(140)**	**(45)**

Deferred income taxes in accordance with US GAAP consist of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Assets associated with:			
- inventories	169	136	102
- accounts receivable	75	62	60
- property, plant and equipment	16	14	12
- pension and employee costs	107	152	144
- other provisions	262	240	198
- net operating losses	212	344	211
- financial instruments, including derivatives	24	14	22
- other	194	83	68
Total assets	1,059	1,045	817
Less valuation allowance	(192)	(312)	(203)
Total assets, net	**867**	**733**	**614**
Liabilities associated with:			
- property, plant and equipment depreciation	289	224	221
- intangible assets	713	742	790
- pension and employee costs	13	32	27
- inventories	42	35	33
- financial instruments, including derivatives	59	85	54
- other provisions and accruals	213	152	131
Total liabilities	**1,329**	**1,270**	**1,256**
Net deferred tax asset/(liability)	**(462)**	**(537)**	**(642)**

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta's effective tax rate.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)	2004	2003	2002
January 1	(312)	(203)	(209)
Net operating losses and deductible temporary differences:			
- arising during the period but not recognized	(11)	(101)	(57)
- which arose in previous periods and were recognized in the period	112	(6)	23
- which expired during the period	25	1	-
Translation effects	(6)	(3)	40
December 31	**(192)**	**(312)**	**(203)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2004. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Brazil, Argentina, the Netherlands and the USA.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2004, 2003 and 2002 are given below. The analyses for 2003 and 2002 have been adjusted to reflect the retroactive application of accounting policy changes, as described in Note 2 and this note.

	2004 %	2003 (adjusted) %	2002 (adjusted) %
Statutory tax rate	25	25	25
Overseas income taxed at different rates	2	(19)	(3)
Effect of disallowed expenditures	(8)	12	(13)
Effect of utilization of previously unrecognized deferred tax assets	(23)	(18)	13
Effect of non-recognition of tax losses in current year	2	18	(9)
Effect of change in tax rates on opening deferred tax balances	-	-	(1)
Increase in valuation allowance against previously recognized deferred tax assets	6	3	(21)
Changes in prior year estimates and other items	17	15	(8)
Effective tax rate	**21**	**36**	**(17)**

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2004, 2003 and 2002 would be allocated as follows:

(US$ million)	2004	2003	2002
Income tax benefit that would be reported in the consolidated statement of net income	150	270	155
Goodwill	42	42	48
Total	**192**	**312**	**203**

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission but is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

Comprehensive income

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows. 2003 and 2002 comparatives have been adjusted to apply retroactively the accounting policy changes described in Note 2 and this Note.

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Net income/(loss) under US GAAP	352	250	(198)
Other comprehensive income:			
Unrealized holding gains/(losses) on available-for-sale financial assets	10	22	13
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	7	53	30
Foreign currency translation adjustment	310	435	340
Additional minimum pension liability adjustment	(54)	(75)	(94)
Income tax charged to other comprehensive income	28	25	61
Comprehensive income/(loss) under US GAAP	**653**	**710**	**152**

Total income tax (expense)/benefit for the period was allocated as follows:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
To continuing operations	(113)	(140)	(32)
To discontinued operations	1	(1)	(13)
To gains and losses included directly in comprehensive income	28	25	61
Total income tax (expense)/benefit for the period	**(84)**	**(116)**	**16**

The income tax (charged)/credited to other comprehensive income was as follows:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
On unrealized holding gains/losses on available-for-sale financial assets	(4)	(3)	3
On unrealized gains/losses on derivative financial instruments designated as cash flow hedges	(3)	(11)	(1)
On additional minimum pension liability	20	22	38
On equity movements associated with spin-off from Novartis AG	-	-	8
On items included in foreign currency translation adjustment	15	17	13
Total tax (charge)/credit on comprehensive income/(loss)	**28**	**25**	**61**

Income/(losses) before tax from continuing operations consists of

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Switzerland	238	193	127
Foreign	303	191	(297)
Total	**541**	**384**	**(170)**

Income tax (expense)/benefit from continuing operations consists of:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)
Current income tax expense			
Switzerland	(22)	(22)	2
Foreign	(124)	(195)	(113)
Total	**(146)**	**(217)**	**(111)**
Deferred income tax expense			
Switzerland	76	(5)	(42)
Foreign	(43)	82	121
Total	**33**	**77**	**79**
Total income tax expense			
Switzerland	54	(27)	(40)
Foreign	(167)	(113)	8
Total	**(113)**	**(140)**	**(32)**

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension			Other post-retirement benefits		
(US$ million)	2004	2003	2002	2004	2003	2002
Benefit obligation						
At beginning of year	3,382	2,884	2,325	176	138	113
Current service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Curtailments and settlements	29	13	12	-	-	1
Plan amendments	25	(2)	-	(3)	(1)	-
Actuarial (gain)/loss	230	60	142	(7)	35	20
Foreign currency translation	257	299	304	2	2	1
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	10	-	-	-	-	-
Disposals of subsidiaries	(163)	-	-	-	-	-
Other movements	22	14	(32)	-	-	-
Benefit obligation at end of year	**3,903**	**3,382**	**2,884**	**170**	**177**	**138**
Plan assets at fair value						
At beginning of year	2,852	2,313	2,143	50	-	-
Actual return on plan assets	247	294	(216)	5	-	-
Curtailments and settlements	(9)	(24)	-	-	-	-
Foreign currency translation	223	249	278	-	-	-
Employer contributions	187	148	253	46	59	7
Employee contributions	25	19	18	-	-	-
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	9	-	-	-	-	-
Disposals of subsidiaries	(170)	-	-	-	-	-
Other movements	39	5	(62)	-	-	-
Plan assets at fair value at end of year	**3,212**	**2,852**	**2,313**	**91**	**50**	**-**
Funded status	**(691)**	**(530)**	**(571)**	**(79)**	**(127)**	**(138)**
Unrecognized past service cost/(gain)	24	5	6	(17)	(18)	(20)
Unrecognized actuarial (gain)/loss	620	520	614	48	64	33
Additional minimum liability adjustment	(229)	(168)	(94)	-	-	-
Prepaid/(accrued) benefit cost	**(276)**	**(173)**	**(45)**	**48**	**(81)**	**(125)**
Amounts recognized in the balance sheet						
Prepaid benefit costs	124	159	168	-	-	-
Accrued benefit liability	(392)	(332)	(213)	(48)	(81)	(125)
Net amount recognized	**(268)**	**(173)**	**(45)**	**(48)**	**(81)**	**(125)**
Benefit cost						
Current service cost	126	113	99	2	2	2
Past service cost/(gain)	12	2	2	(3)	(3)	(3)
Interest cost	176	153	135	10	10	8
Expected return on plan assets	(172)	(145)	(142)	(3)	-	-
Employee contributions	(25)	(19)	(18)	-	-	-
Amortization of actuarial (gain)/loss	17	28	9	6	5	12
	134	132	85	12	14	19
Curtailments and settlements	46	43	23	-	-	(1)
Net periodic benefit cost	**180**	**175**	**108**	**12**	**14**	**18**

Principal actuarial assumptions are given in Note 26.

All significant plans were measured as of December 31 in each year presented.

The accumulated benefit obligation for all defined benefit pension plans was US$3,472 million at December 31, 2004 (2003: US$2,882 million).

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2004	2003	2002
Projected benefit obligation as at December 31	2,495	2,131	491
Accumulated benefit obligation as at December 31	2,242	1,901	401
Fair value of plan assets as at December 31	1,927	1,638	315

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2004	2003	2002
Funded plans:			
Projected benefit obligation as at December 31	3,586	3,047	2,615
Fair value of plan assets as at December 31	3,049	2,655	2,157
Unfunded plans:			
Projected benefit obligation as at December 31	154	143	118

An analysis of defined benefit pension plan assets by type of asset at December 31, 2004, with weighted average target asset allocation ranges, is as follows:

	2004 Market Value		2003 Market Value		2004 Target Allocation %	
Asset Category	US$ m	Percentage	US$ m	Percentage	Min	Max
Total Equity Securities	1,038	32	966	34	30	45
Debt Securities	1,589	50	1,431	50	45	60
Real Estate	136	4	114	4	0	10
Other	449	14	341	12	5	15
Total Assets	**3,212**	**100**	**2,852**	**100**		

Investment policies and strategies are determined separately for each of the major defined benefit pension plans. Asset allocation strategies are set with the aim of ensuring that:

- investment return objectives are balanced against volatility risk;
- sufficient liquid or readily realizable assets are held to meet any unexpected cash flow requirements arising from foreseeable circumstances;
- responsibility for day-to-day investment decisions is diversified across a range of Investment Managers with different investment styles;
- currency risk is minimized through the use of derivatives; and
- political risk is reduced by diversification of assets across many countries.

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds which it sponsors. The rate of return assumption for each fund is determined after taking professional advice from independent actuaries or investment advisers, taking into account the investment performance benchmarks set by the governing body of the pension fund. Historical rates of return and the investment outlook for the future are both considered.

Syngenta's best estimate of employer contributions to be paid to defined benefit plans in 2005 is US$200 million, including US$50 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2005.

Variable Interest Entity (VIE)
As disclosed in Note 15 to the financial statements, Syngenta has a 36% equity interest in the North American Nutrition and Agribusiness Fund, LLP ("NANAF"), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta's potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the USA and Canada. Syngenta's involvement with NANAF began in 1999. Syngenta's 36% interest is valued at US$15 million as disclosed in Note 15. This represents Syngenta's proportionate share of the fair value of the total investments in the fund. Syngenta's maximum exposure to potential loss is this amount, together with potential future investment of US$7 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$7 million is included in the US$16 million "Other commitments" disclosed in Note 29.

34. Effect of new accounting pronouncements
International Financial Reporting Standards
The effect of new and revised standards adopted by Syngenta in these consolidated financial statements, is set out in Note 2 above. The effect of new and revised standards issued, but not yet adopted by Syngenta, is as follows:

- IAS 16 (revised 2003), "Property Plant and Equipment" and the amendments contained in it to IAS 38, "Intangible Assets", require a formal annual review of the useful lives, depreciation and amortization rates and methods and residual values of all property, plant and equipment and intangible assets. Previously, each asset was required to be reviewed periodically, with the result that not every asset was reviewed in every period. Changes to useful lives, residual values and depreciation methods must be applied prospectively. Syngenta does not believe that any material effect on depreciation expense shown in the financial statements will result from adopting this requirement. However, this cannot be determined until the revised review process has been implemented. IAS 16 (revised 2003) also introduces revised guidance for accounting, and for replacement of components of an asset. Syngenta has reviewed its accounting policy in these areas in the light of the revised requirements, but does not believe that the carrying amounts of property, plant and equipment or inventories or the amount of depreciation expense will be materially affected. Syngenta will implement IAS 16 (revised 2003) with effect from January 1, 2005.

- IAS 32 (revised 2003), "Financial Instruments: Disclosure and Presentation", and IAS 39 (revised 2003), "Financial Instruments: Recognition and Measurement", were issued in December 2003, and will be mandatory for Syngenta with effect from January 1, 2005. Syngenta has not adopted the two revised Financial Instruments standards in these consolidated financial statements. IAS 39 (revised 2003) states that a significant or prolonged decline in the market value of an available-for-sale financial asset below its original cost is objective evidence of impairment. Previously, these assets were considered impaired only when events such as default, bankruptcy or severe financial difficulty of the investee occurred or became probable. Syngenta will adopt the revised rules by restating prior periods to record impairment losses on certain quoted available-for-sale financial assets, in accordance with the transition requirements of the revised standard. Impairment losses of US$53 million in 2002, US$3 million in 2003 and US$1 million in 2004 will be recorded. This change of accounting policy will align the IFRS accounting for these assets with the US GAAP accounting described in Note 33. g (2) above.

- IAS 39 (revised 2003) also prohibits designation of forecast intercompany transactions as hedged items in cash flow hedges. Syngenta's past currency risk management practice has been to hedge the currency risk associated with forecast inter-company transactions using currency derivatives. Syngenta has applied cash flow hedge accounting to these derivatives, in accordance with IAS 39 (December 1998) and the related Implementation Guidance, IGC 137-14. If IAS 39 (revised 2003) is not further amended, Syngenta may have to restate prior periods as if hedge accounting had never been permitted for these derivatives. This would have the effect of increasing 2002 pre-tax income by US$25 million, 2003 pre-tax income by US$13 million and 2004 pre-tax income by US$10 million. The consolidated balance sheet and cash flow statement would be unaffected. However, the IASB issued an exposure draft, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" in July 2004, which proposed further changes to the hedge accounting rules for these transactions. Syngenta is therefore not able to predict what accounting treatment it will apply to these currency hedges in future periods.

- As stated in Note 2 above, Syngenta will apply IFRS 3, "Business Combinations", and the related revisions to IAS 36 and IAS 38, to all previous business combinations with effect from January 1, 2005. Goodwill amortization expense will no longer be recorded. Goodwill amortization expense on these acquisitions in 2004 was US$56 million. The related tax credit was US$2 million because in most cases the amortization is not tax deductible. Syngenta will test goodwill for impairment annually.

Amendment to IAS 19, "Actuarial Gains and Losses, Group Plans and Disclosures", was issued in December 2004. It will be effective for Syngenta as from January 1, 2006 at the latest. The amendment allows actuarial gains and losses for defined benefit post employment benefits to be recognized immediately in retained earnings. Syngenta's existing policy, the 10% corridor method of deferred recognition, continues to be permitted. Syngenta has not yet decided whether to adopt the new option to recognize actuarial gains and losses immediately in retained earnings. The amendment also introduces revised guidance for applying defined benefit accounting to multi-employer plans and requires additional disclosures. Syngenta does not expect those requirements to have a material effect on the financial statements. Many of the additional disclosures are already given by Syngenta in Notes 26 and 33 to these consolidated financial statements.

Amendment to IAS 39, "Transition and Initial Recognition of Financial Assets and Financial Liabilities", was issued in December 2004. It will be effective from Syngenta as from January 1, 2005. The amendment changes the transitional requirements on adoption of IAS 39 (revised December 2003). Syngenta does not expect the amendment to have a material effect on its consolidated financial statements.

IFRIC Amendment to SIC-12, "Special Purpose entities" was published in October 2004, and requires employee share trusts and similar entities established under share participation plans to be consolidated with effect from January 1, 2005. Syngenta operates its employee share participation plans without using entities of this type and the amendment will have no effect on the consolidated financial statements.

IFRIC 3, "Emission rights", was issued in December 2004, and establishes accounting rules for 'cap and trade' emissions control schemes, such as the European ETS. IFRIC 3 requires the grant of allowances as part of such schemes to be recognized in the financial statements as an intangible asset, and as a government grant which is subsequently amortized over the compliance period. A liability for actual emissions is recognized as they occur and is measured at the fair value of the allowances required to settle the liability. Syngenta will adopt IFRIC 3 with effect from January 1, 2005. Syngenta estimates that IFRIC 3 will not have a material effect on its consolidated financial statements.

IFRIC 4, "Determining whether an Arrangement contains a lease", was issued in December 2004, and requires contracts for the supply of goods or services which depend upon the use of a specific asset to be treated in certain circumstances as containing a lease of that asset in addition to a supply contract. IFRIC 4 will be mandatory for Syngenta with effect from January 1, 2006. During 2005, Syngenta will assess the impact on its consolidated financial statements from adopting IFRIC 4.

IFRIC 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation funds", was issued in December 2004, and requires a contributor to a fund to recognize a liability for decommissioning costs and to recognize separately an asset for its interest in the fund. IFRIC 5 will be mandatory for Syngenta with effect from January 1, 2006. Syngenta estimates that adoption of IFRIC 5 will not have a material effect on its consolidated financial statements.

US GAAP

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003, (the Medicare Act) was approved in the United States. The Medicare Act provides for a new prescription drug benefit to retirees enrolled under Medicare. In addition the new law provides a federal subsidy to employers that sponsor a retiree benefit plan providing a prescription drug benefit that is approximately equivalent to the new Medicare government benefit.

Syngenta provides post-retirement prescription drug benefits to certain United States employees. SFAS 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions", requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. In response to the Medicare Act and the requirements of SFAS 106, the Financial Accounting standards Board (FASB) released FASB Staff Position No. 106-2 "Accounting and disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). Syngenta has adopted FSP 106-2 for its 2004 reporting.

Syngenta expects to qualify for the tax-free government subsidy related to the Medicare Act changes, starting in 2006, as a US employer operating a post-retirement healthcare plan. No subsidies have been received in 2004. FSP 106-2 requires Syngenta to account for the effects of the future subsidy credit as an actuarial experience gain in accounting and reporting for this post-retirement benefit. Syngenta has not amended its plan as a result of the Medicare Act changes. Syngenta reported an actuarial gain of US$20 million in 2004 as a result of adopting FSP 106-2. The 2004 post retirement benefit expense was reduced by US$4 million, which was the net effect of changes to service cost, interest cost and amortization components.

SFAS No. 151, "Inventory Costs", was issued in November 2004, and requires fixed production overhead absorption in inventory to be based on normal production capacity, with abnormal costs expensed. Syngenta will adopt SFAS No. 151 with effect from January 1, 2005. Syngenta does not expect adoption to have any effect on its consolidated financial statements.

SFAS No. 153, "Exchanges of Non monetary Assets", was issued in December 2004, and amends APB. No. 29 to require non-monetary exchanges of similar productive assets to be measured at fair value unless certain exceptions apply. SFAS No. 153 will be mandatory for Syngenta with effect from January 1, 2006, and must be applied prospectively. The effect of adoption will therefore depend on whether Syngenta enters into such transactions in future.

SFAS No. 123 (revised 2004), "Share Based Payment", was issued in December 2004, and requires share-based payment transactions with employees to be recorded at fair value as compensation expense. It contains additional and amended requirements for applying the fair value method of accounting. SFAS No. 123 (revised 2004) will be mandatory for Syngenta with effect from July 1, 2005. As disclosed in Note 33e above, Syngenta has adopted the fair value method of accounting for share based payment for all periods presented in these financial statements, for IFRS and also for US GAAP based on SFAS No. 123 as originally issued. Adoption of SFAS No. 123 (revised 2004) will therefore not change Syngenta's basic method of accounting for share based payment. During 2005, Syngenta will assess the impact on its consolidated financial statements from adopting the amended and additional requirements for applying the fair value method in SFAS No. 123 (revised 2004).

EITF 03-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" was issued in March 2004, and contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. In the opinion of Syngenta, adoption of the additional guidance would not have a material effect on the consolidated financial statements.

EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations", was ratified in November 2004, and will be mandatory for Syngenta with effect from January 1, 2005. Retroactive application to disposal transactions before that date is not required. The effect of adoption will therefore depend on whether Syngenta enters into disposal transactions within the scope of EITF 03-13 in future.

EITF 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination", was ratified in October 2004, and requires settlements of pre-existing relationships as a result of a business combination to be accounted for separately to the combination itself. EITF 04-1 will be mandatory for Syngenta with effect from January 1, 2005. During 2005, Syngenta will assess the impact on its consolidated financial statements of adopting EITF 04-1.

EITF 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds", was ratified in October 2004, and contains additional guidance on when an operating segment should be reported as a separate segment in the segmental analysis in the notes to the financial statements. Syngenta has adopted EITF 04-10 in these consolidated financial statements. Adoption of EITF 04-10 had no effect on the consolidated financial statements.

35. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements.

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On February 11, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument was still outstanding at December 31, 2004, as disclosed in Note 23. Subsequently, Syngenta sold this equity instrument and acquired 4.5 million of its own ordinary shares on the second trading line. These shares will be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders. A second trading line is how share repurchase programs are commonly operated in the Swiss market. It enables the seller of the shares to reclaim withholding taxes on the shares sold for cancellation.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 9, 2005.



To the general meeting of
Syngenta AG, Basel

Basel, February 9, 2005

Report of the group auditors

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes presented on pages 39 to 124) of Syngenta AG and its subsidiaries for the year ended December 31, 2004.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, International Standards on Auditing (ISA), and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards and comply with Swiss law.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the years ended December 31, 2004, 2003 and 2002, and of the consolidated shareholders' equity as of December 31, 2004, 2003 and 2002, to the extent summarized in note 33 of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd.

Eric Ohlund	Jürg Zürcher
Certified Public Accountant (in charge of the audit)	Swiss Certified Accountant

Income Statement
(for the year from January 1, to December 31, 2004 and from January 1, to December 31, 2003)

	Year ended December 31, 2004 CHF millions	Year ended December 31, 2003 CHF millions
Income		
Dividend income	114	194
Income from financial assets	68	6
Total income	**182**	**200**
Expenses		
Financial expenses	(18)	(15)
Loss on sale of investment	(10)	-
Administrative expenses	(20)	(25)
Taxes	(5)	(2)
Total expenses	**(53)**	**(42)**
Net income	**129**	**158**

Balance Sheet (prior to earnings appropriation)
(at December 31, 2004 and December 31, 2003)

	Notes	2004 CHF millions	2003 CHF millions
ASSETS			
Non-current assets (financial assets)			
Investments	3	3,979	4,055
Investment in Partnership	7	2	2
Loans to subsidiaries		35	37
Total non-current assets		**4,016**	**4,094**
Current assets			
Receivables from subsidiaries		28	9
Accrued income and other current assets		1	1
Marketable securities (including treasury shares)	4	1,016	855
Total current assets		**1,045**	**865**
TOTAL ASSETS		**5,061**	**4,959**
EQUITY AND LIABILITIES			
Equity			
Share capital	5	(934)	(1,126)
Reserves			
Legal reserves			
- General reserve, including share premium	6	(263)	(263)
- Reserve for treasury shares	6	(1,016)	(855)
Free reserves	6	(1,832)	(1,993)
Total reserves		(3,111)	(3,111)
Earnings brought forward	6	(239)	(81)
Net income of the period		(129)	(158)
Total available earnings		(368)	(239)
Total equity		**(4,413)**	**(4,476)**
Liabilities			
Accounts payable and accrued liabilities			
- subsidiaries		(643)	(481)
- others		(5)	(2)
Total liabilities		**(648)**	**(483)**
TOTAL EQUITY AND LIABILITIES		**(5,061)**	**(4,959)**

Proposal for the Appropriation of Available Earnings

	Year ended December 31, 2004 CHF millions	Year ended December 31, 2003 CHF millions
Available earnings		
Profit/loss brought forward	239	72
Plus dividend not paid for treasury shares	-	9
Net income of the year	129	158
Total available earnings	**368**	**239**
Balance to be carried forward	**368**	**239**

The Board of Directors recommends a payment of CHF 2.70 per share (2003: CHF 1.70) to be paid by way of a nominal par value reduction, subject to shareholder approval at the Annual General Meeting (AGM) on April 26, 2005. Because this dividend is to be paid from the share capital rather than available earnings it is not shown in the table above.

As of December 31, 2003, the number of treasury shares under the control of Syngenta was 10,881,912; at the date of the nominal par reduction in 2004 the number of treasury shares under the control of Syngenta was 6,976,348.

FINANCIAL STATEMENTS OF SYNGENTA AG

1. Introduction
The financial statements of Syngenta AG are prepared to comply with the requirements of the Swiss law for companies, the Code of Obligations (CO).

Syngenta AG was incorporated on November 12, 1999 and is registered with the commercial register in the canton of Basel Stadt.

2. Accounting policies

Exchange rate differences
Current assets denominated in foreign currencies are converted at year-end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement. Net unrealized gains, however, are deferred.

Financial assets
These are valued at acquisition cost less adjustment for impairment of value.

Marketable securities
These are valued at the lower of cost or market value.

3. Non-current assets (financial assets)
The major direct and indirect investments in subsidiaries, joint ventures and other holdings of Syngenta AG are shown in Note 32 to the consolidated financial statements.

4. Treasury shares

The number of treasury shares held by the Company and subsidiaries qualifying under Art. 659b CO and their movements were as follows:

	2004	2003
Total treasury registered shares held by Syngenta AG as at January 1	10,881,912	11,023,465
Sold in the year		
under various Employee/Management Share Plans	(596,828)	(141,553)
to external party	(4,500,000)	-
Average sale price per share, CHF	90.12	76.07
Purchased during the year	1,696,337	-
Total treasury registered shares held by Syngenta AG as at December 31	7,481,421	10,881,912
Average purchase price per share, CHF	83.45	78.56

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On February 10, 2004 Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument is generally equivalent to a low exercise price call option over the same number of Syngenta shares and enables Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. This transaction provided Syngenta with more flexibility in managing its balance of treasury shares.

5. Share capital

	December 31, 2004	Movement in period	December 31, 2003
Total Syngenta AG registered shares	112,564,584	-	112,564,584
Nominal value per share (CHF)	8.30	(1.70)	10.00
Total Share Capital (CHF millions)	934	(192)	1,126

6. Reserves

General reserve, including share premium	2004 CHF millions	2003 CHF millions
Opening balance as at January 1	263	263
Closing balance as at December 31	**263**	**263**

Reserve for treasury shares	2004 CHF millions	2003 CHF millions
Opening balance as at January 1	855	866
Net transfer from / (to) free reserves	161	(11)
Closing balance as at December 31	**1,016**	**855**

Free reserves	2004 CHF millions	2003 CHF millions
Opening balance as at January 1	1,993	1,982
Net transfer (to) / from reserve for treasury shares	(161)	11
Closing balance as at December 31	**1,832**	**1,993**

Earnings brought forward	2004 CHF millions	2003 CHF millions
Opening balance as at January 1	81	67
Prior year profit	158	100
2003: Dividend payment relating to 2002 of CHF 0.85 gross per share on 101,546,327 shares*	-	(86)
Closing balance as at December 31	**239**	**81**

* Excludes treasury shares held by Syngenta AG on the date of payment.

7. Contingent liabilities

	Amount in effect at December 31, 2004 CHF millions	Amount in effect at December 31, 2003 CHF millions
Guarantees to cover capital and interest of bonds, Commercial Paper, credit facilities and euro medium-term notes - total maximum amount limited to CHF 8,025 million (2003: CHF 9,894 million).	1,401	1,886
Guarantees in favor of other group companies, associated companies and agents – total maximum amount CHF 5 million (2003: CHF 15 million).	2	2
Total	**1,403**	**1,888**

Acquisitions

In connection with the acquisition by Syngenta of Golden Harvest, Syngenta AG guarantees, as a primary obligor, the full discharge of all the covenants, agreements, obligations and liabilities of Syngenta Crop Protection AG and the Golden Harvest Companies under the Transaction Agreement. The transaction has been closed.

In connection with the acquisition by Syngenta of Advanta from AstraZeneca and Cosun, Syngenta AG guarantees the due and punctual discharge by Syngenta Crop Protection AG of its obligations of whatever nature under the Sale and Purchase Agreement and the Tax Deed.

In connection with the sale of parts of Advanta to Fox Paine, Syngenta AG guarantees the due and punctual discharge by Syngenta Crop Protection AG, Syngenta Alpha B.V. and former Advanta Group companies under the Sale and Purchase Agreement and the Tax Deed.

Investments

Syngenta AG has a partnership interest in Syngenta Participations AG & Co. SNC, a "société en nom collectif" under Luxembourg law and is jointly and severally liable for the liabilities to third parties of Syngenta Participations AG & Co. SNC. This partnership is wholly owned by the group and is fully consolidated. The contingent liabilities related to the investment are shown in the table above under guarantees to cover capital and interest of bonds, Commercial Paper credit facilities and the euro medium-term notes.

Other

In a letter dated June 12, 2001, Syngenta AG confirmed that it will, for so long as Syngenta Limited UK is a wholly owned subsidiary of Syngenta AG, ensure that Syngenta Limited will honor its obiligation to guarantee the solvency and due payment of benefits of its pension plan.

Syngenta AG is part of the Syngenta Swiss VAT Group and is therefore jointly and severally liable for the whole amount due to the Swiss Tax authorities by this group.

8. Financial Instruments

Starting in 2003, ISDA (International Swap Dealers Association) contracts were put into place under which Syngenta Crop Protection AG became the contractual party on behalf of other Syngenta group companies. Syngenta AG provides guarantees to transactions entered into under these ISDA contracts. Details of the nature of these transactions are disclosed in Note 31 to the group financial statements. The total amounts entered into under these ISDA contracts and in respect of which Syngenta AG has provided a guarantee are outlined in the table below:

	Notional Amount		Positive Fair Value		Negative Fair Value	
CHF million	2004	2003	2004	2003	2004	2003
Financial Instruments	10,624	9,985	711	752	(90)	(172)

9. Significant Shareholders

As of December 31, 2004, to the knowledge of Syngenta AG, there was no shareholder with more than 5% of the share capital. As of December 31, 2003, to the knowledge of Syngenta AG, Morgan Stanley Investment Management was the only shareholder with a holding of more than 5% of the share capital.

As of December 31, 2004, Syngenta itself held 7,481,421 shares in treasury corresponding to 6.65% of the share capital, as outlined in Note 4.



To the general meeting of
Syngenta AG, Basel

Basel, February 9, 2005

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes presented on pages 126 to 133) of Syngenta AG for the year ended December 31, 2004.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's by-laws.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund
Certified Public Accountant

Jürg Zürcher
Swiss Certified Accountant
(in charge of the audit)

ANTICIPATED KEY REPORTING DATES IN 2005

AGM and First Quarter trading statement 2005	26 April, 2005
Half year results of 2005	28 July, 2005
Third Quarter trading statement 2005	21 October, 2005
Announcement of 2005 full year results	9 February, 2006

Investor Relations
T +41 61 3235059
F +41 61 3238598

US investors
T +1 917 3222569
F +1 917 3222570

Share Register
T +41 61 3232095
F +41 61 3235461

Media Relations
T +41 61 3232323
F +41 61 3232424

To order publications
T +41 61 3237579
F +41 61 3233966

Syngenta switchboard
T +41 61 3231111
F +41 61 3231212

Syngenta on the Internet
www.syngenta.com

Syngenta International AG
Communications and
Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Review contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements.

We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any Ordinary Shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

For the business year 2004, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet www.syngenta.com.

All documents were originally published in English.

The Annual Report 2004, the Corporate Governance Report 2004 and the Corporate Social Responsibility Report 2004 are also available in German.

Syngenta International AG, Basel, Switzerland
 Editorial completion: February 2005.

CONTACT INFORMATION >>

Switzerland
Investor Relations
T +41 61 323 58 83
F +41 61 323 58 80

Share Register
T +41 62 311 61 25
F +41 62 311 61 93

Shareholder Services
T +41 61 323 20 95
F +41 61 323 54 61

Media Relations
T +41 61 323 23 23
F +41 61 323 24 24

To order publications
T +41 61 323 75 79
F +41 61 323 39 66

Syngenta switchboard
T +41 61 323 11 11
F +41 61 323 12 12

USA
Investor Relations
T +1 917 322 25 69
F +1 917 322 25 70

Media Relations
T +1 202 347 8348
F +1 202 347 8758

Syngenta on the Internet
www.syngenta.com

Syngenta AG
Communication and
Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

For the business year 2004, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet:
www.syngenta.com

All documents were originally published in English. The Annual Report 2004 and the Corporate Governance Report 2004 are also available in German. The Corporate Social Responsibility Report 2004 is also available in German, French and Portuguese.

Editorial completion: February 2005

Design:
Addison Corporate Marketing

Print:
St. Ives Westerham Press

Project management:
Com.factory AG

Printed on Hello Matt, which is made with wood fiber from managed forests in Austria, Scandinavia, Portugal and North America and is manufactured at a mill that has achieved the ISO14001 and EMAS environmental management standards.


WWW. SYNGENTA. COM
016747.00.040 (c)

Syngenta_CorpGov_04.qxp 11/2/05 7:57 am Page OFC1

CORPORATE GOVERNANCE REPORT 2004

BREED CONFIDENCE

syngenta

CORPORATE GOVERNANCE >>

The Company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements of the capital markets where Syngenta is listed, namely Switzerland and the USA.

The following information is in accordance with the Swiss Stock Exchange Directive on Corporate Governance.

1. Group structure and shareholders

1.1 Group structure

For details regarding the structure of the Company's operations, associates and joint ventures, please refer to the information contained in Note 32 to the Group Consolidated Financial Statements in the Financial Report.

The Financial Report 2004 can be accessed on the Internet (www.syngenta.com) in the section Investor Relations.


Shareholders
Internal Audit
Board of Directors
Executive Committee
Global Functions:
– Research & Technology
– Global Operations & Human Resources
– Finance
– Legal & Taxes
Crop Protection
– Four regions*
– Five product lines
Seeds
– Four regions*
– Two product lines
Plant Science
– Biotechnology
– Business Development

* Regions: Europe Africa and Middle East, NAFTA, Latin America, Asia Pacific

1.2 Significant shareholders

During the year 2004, the following disclosure notifications were made by the Company in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act: on December 11, 2003, the Company reported that Morgan Stanley Investment Management exceeded the five per cent threshold with a holding of 6.112 per cent of the share capital; on March 19, 2004, the Company reported that this holding had fallen below five per cent.

As of December 31, 2004, Syngenta AG itself held 7,481,421 shares in treasury corresponding to 6.65 per cent of the share capital. To our knowledge no other party held five or more than five per cent of the share capital.

1.3 Cross shareholdings

Syngenta has no cross shareholdings in excess of a reciprocal five per cent of capital or voting rights with any other company.

2. Capital structure

2.1 Capital

The nominal share capital of Syngenta is CHF 934, 286, 047.20, fully paid-in and divided into 112,564,584 registered shares.

2.2 Authorized and conditional share capital in particular

Syngenta does not have any conditional and authorized capital outstanding.

2.3 Changes in capital

	Share capital CHF millions	General reserve CHF millions	Reserve for treasury shares CHF millions	Free reserves CHF millions	Available earnings CHF millions	Total CHF millions
Balance at 1 January 2001	1,126	2,561	–	–	–	**3,687**
Reserves arising from merger with Novartis Agribusiness		175				**175**
Conversion of share premium into free reserves		(2,473)		2,473		
Adjustment of reserve for treasury shares			875	(875)		
Capital contribution from AstraZeneca Plc				375		**375**
Profit of the year					148	**148**
Balance at 31 December 2001	**1,126**	**263**	**875**	**1,973**	**148**	**4,385**
Balance at 1 January 2002	1,126	263	875	1,973	148	**4,385**
Adjustment of reserve for treasury shares			(9)	9		
Dividend payment					(81)	**(81)**
Profit of the year					100	**100**
Balance at 31 December 2002	**1,126**	**263**	**866**	**1,982**	**167**	**4,404**
Balance at 1 January 2003	1,126	263	866	1,982	167	**4,404**
Adjustment of reserve for treasury shares			(11)	11		
Dividend payment					(86)	**(86)**
Profit of the year					158	**158**
Balance at 31 December 2003	**1,126**	**263**	**855**	**1,993**	**239**	**4,476**
Balance at 1 January 2004	1,126	263	855	1,993	239	**4,476**
Adjustment of reserve for treasury shares			161	(161)		
Repayment of nominal value of shares	(192)					**(192)**
Profit of the year					129	**129**
Balance at 31 December 2004	**934**	**263**	**1,016**	**1,832**	**368**	**4,413**

For further details regarding changes of share capital, reserves and available earnings, please refer to the information contained in the Notes to the Financial Statements of Syngenta AG in the Financial Report.

2.4 Shares and participation certificates

Each share has a par value of CHF 8.30. Each share recorded and registered under a shareholder name in the Swiss share register of Syngenta AG entitles its holder to one vote. There are no preferential rights for individual shareholders. All shareholders are entitled to equal dividends. Syngenta has not issued any participation certificates (Partizipationsscheine).

2.5 Bonus certificates

Syngenta has not issued any bonus certificates (Genussscheine).

2.6 Limitations on transferability and nominee registrations

Syngenta does not apply any restrictions or limitations on the transferability of its shares. Shares may be voted without any limit in scope if the holder expressly declares having acquired these shares in his own name and for his own account. Regarding nominee registration Syngenta has issued special provisions. A nominee holding more than three per cent of the Company's share capital may be registered as a nominee for shareholders with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming one per cent or more of the Company's share capital.

2.7 Convertible bonds and warrants/options

The Company has not issued any convertible bonds.

The Company has issued options for its employee compensation plans. Details relating to all options granted under the Syngenta Long-Term Incentive Plan and the Employee Share Option Savings Plan are contained in Note 27 to the Group Consolidated Financial Statements. Each of the granted options gives the holder the right to purchase one registered share of Syngenta AG.

In addition, Syngenta has written a call option, which grants a bank the right to purchase 4.5 million shares at a strike price of CHF 138 until March 10, 2005. This call option was written as part of an agreement allowing Syngenta to resolve restrictions on the holding of treasury shares under Swiss Law.

The total of all options outstanding corresponds to 7.4 per cent of the total share capital.

3. Board of Directors

3.1 Members of the Board of Directors

Syngenta is led by a strong and experienced Board. The Board includes representatives from four nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. Directors are elected by the shareholders. The Board holds the ultimate decision-making authority of the Company, except for those matters reserved by law or by the Company's Articles of Incorporation to the shareholders.

The Articles of Incorporation of Syngenta AG can be accessed on the Internet (www.syngenta.com) in the section Investor Relations.

Changes since December 31, 2003

Sir David Barnes left the Board in 2004. After the merger being successfully completed, Sir David Barnes decided, having reached the age of 68 years, not to stand for re-election for a further term of office.



L-R: Pierre Landolt, Peter Thompson, Rupert Gasser, Peter Doyle, Martin Taylor, Heinz Imhof, Michael Pragnell, Peggy Bruzelius, Rolf Watter, Felix Weber, Pedro Reiser

Board of Directors

Name	Age	Nationality	Function	Director since	Term of office
Heinz Imhof	62	Swiss	Chairman	2000	2007
Peggy Bruzelius	55	Swedish	Non-Executive Director	2000	2006
Peter Doyle	66	British	Non-Executive Director	2000	2006
Rupert Gasser	66	Swiss	Non-Executive Director	2002	2007
Pierre Landolt	57	Swiss	Non-Executive Director	2000	2006
Michael Pragnell	58	British	Chief Executive Officer	2000	2007
Pedro Reiser	69	Swiss	Non-Executive Director	2002	2006
Martin Taylor	52	British	Vice Chairman, Non-Executive Director	2000	2005
Peter Thompson	58	American	Non-Executive Director	2000	2005
Rolf Watter	46	Swiss	Non-Executive Director	2000	2005
Felix Weber	54	Swiss	Non-Executive Director	2000	2005

Heinz Imhof
Chairman of the Board of Directors and of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999-2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996-1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993-1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Vice Chairman of AB Electrolux and as Director of Scania AB, Ratos AB and Axfood AB, as a Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991-1997), Executive Vice President of SEB-bank (1997-1998), a member of the Swedish Board of Government Bank Support Authority (1991-1993) and a Director of AB Drott (1999-2004). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Past Master of the Salters' Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989-2003), non-executive Director of Oxagen (1999-2002), non-executive Director of Oxford Molecular PLC (1997-2000), Director of Zeneca Group PLC (1993-1999) and as a Director of ICI (1989-1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser
Director. Rupert Gasser is currently a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997-2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991-1996), Senior Vice President at Nestec SA (1990-1991) and a non-executive Director of Lonza Group AG (1999-2004). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

Pierre Landolt
Director and member of the Audit Committee. In addition, Pierre Landolt has been delegated by the Board to oversee policies and activities in the area of corporate social responsibility. He is currently a Director of Novartis AG and Chairman of the Sandoz Family Foundation. He serves as Chairman of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a Partner with unlimited liabilities of the Private Bank Landolt & Cie. In addition he is Vice Chairman of the Montreux Jazz Festival Foundation, President of the Instituto Jurema de Pesquisa in Brazil and member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated with a Bachelor of Laws from the University of Paris Assas.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

Pedro Reiser
Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP) and a Director of the HCB Happy Child Birth AG. Previously he served as Chairman of ESBATech AG (2002-2004), as Director and Advisor (1999-2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995-1999), and as President and Chief Executive Officer of Holvis AG (1990-1995). Pedro Reiser studied law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Martin Taylor
Vice Chairman of the Board of Directors and member of the Chairman's and the Compensation Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999-2003) and a Director of Antigenics Inc. (1999-2003). Previously he was Chief Executive Officer of Barclays PLC (1993-1998) and of Courtaulds Textiles (1990-1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

Peter Thompson
Director and member of the Audit Committee. Peter Thompson currently serves as Director of Sodexho Alliance SA and as Chairman of the Board of Trustees of the Stanwich School in Greenwich, Connecticut. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996-2004), President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995-1996), and of Walkers Snack Foods in the UK (1994-1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan PLC, including President and Chief Executive Officer of GrandMet Foods Europe (1992-1994), Vice-Chairman of The Pillsbury Company (1990-1992) and President and Chief Executive Officer of The Paddington Corporation (1984-1990). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board since 2000. In addition he is a part-time professor at the Law School of the University of Zurich. He is non-executive Chairman of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg) and a non-executive Director of Zurich Financial Services AG (and its subsidiary Zurich Insurance Company), Forbo Holding AG (and its subsidiary Forbo Finanz AG), UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG, in addition to being a Board member of the Swiss Lawyers' Association and a member of the Swiss Stock Exchange Admission Board and of its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently a Director of the parent company of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg). Previously he was Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), engagement manager and partner of McKinsey & Company in Zurich (1984-1997) and managing director of Alusuisse South Africa (1982–1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

CORPORATE GOVERNANCE >>

3.2 Other activities and vested interests

The respective information can be found for each member of the Board of Directors in section 3.1.

The activities performed by Syngenta AG's Non-Executive Directors, apart from their duties as members of the Board, are not directly related to the Company. All Non-Executive Directors are independent.

3.3 Cross involvements

There are no cross involvements among the members of the Board of Directors and Boards of other listed companies.

3.4 Elections and terms of office

The term of office for each member of the Board of Directors shall not exceed three years. A year, within the meaning of this provision, is the interval between two ordinary general meetings of shareholders. The term of office shall be determined for each member at the occasion of election. Terms of office shall be coordinated so that, in each year, approximately one third of all members of the Board of Directors shall be subject to re-election or election.

The members of the Board of Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next ordinary general meeting of shareholders following such event.

3.5 Internal organizational structure

The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the Articles of Incorporation of Syngenta AG.

During the financial year 2004, the full Board held five formal one-day meetings. Furthermore, Board members conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman of the Board, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convention of a meeting or the inclusion of items of business in the agenda.

Chairman of the Board

The Chairman of the Board is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board and its committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees.

The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

Board Committees

Some of the Board's responsibilities are delegated to the Chairman's Committee, the Audit Committee and the Compensation Committee. The Company's "Regulations Governing the Internal Organization" and the committee charters set out in detail the powers and responsibilities of the Board and its committees. The Board committees meet on a regular basis. They are provided with the materials necessary to fulfill their duties and responsibilities, and to provide full reports to the Board. Operative management of Syngenta is delegated to the Syngenta Executive Committee.

Chairman's Committee

The Chairman's Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board's authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman's Committee advises the Board of Directors on the composition and succession planning of the Board and the Board committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders' Meeting. Members of the Chairman's Committee are Heinz Imhof (Committee Chairman), Michael Pragnell, Martin Taylor and Felix Weber. During 2004, the Chairman's Committee met eight times.

Audit Committee

The Audit Committee consists of four members who are all independent Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Peter Thompson and Rolf Watter. During 2004, the Audit Committee met four times.

Compensation Committee

The Compensation Committee consists of four members appointed by the Board: the Chairman of the Board and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Pedro Reiser (Committee Chairman), Heinz Imhof, Martin Taylor and Felix Weber. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest. During 2004, the Compensation Committee met four times.

Name	Chairman's Committee	Audit Committee	Compensation Committee
Heinz Imhof	●		◉
Peggy Bruzelius		●	
Peter Doyle			
Rupert Gasser			
Pierre Landolt		◉	
Michael Pragnell	◉		
Pedro Reiser			●
Martin Taylor	◉		◉
Peter Thompson		◉	
Rolf Watter		◉	
Felix Weber	◉		◉
● = Committee Chairman			

3.6 Responsibilities of the Board of Directors

The Board of Directors has in particular the following non-transferable and inalienable duties:

> Ultimate direction of the business of the Company and the giving of the necessary directives;
> Determination of the organization of the Company;
> Administration of accounting, financial control and financial planning;
> Appointment and removal of the persons entrusted with the management and representation of the Company;
> Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
> Preparation of business reports and the Ordinary General Meeting of Shareholders and the carrying out of the resolutions adopted by the Ordinary General Meetings of Shareholders;
> Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors, as well as resolutions concerning confirmation of capital increases and respective amendments to the Articles of Incorporation;
> Examination of the professional qualifications of qualified auditors;
> Notification of the court if liabilities exceed assets.

The Board of Directors takes an active role in the review and enhancement of Corporate Governance within Syngenta. In addition the Board of Directors regularly reviews its own and top management's performance and takes responsibility for succession planning.

3.7 Information and control instruments vis-à-vis the Executive Committee

Information

The importance of being fully informed on material matters that impact Syngenta is recognized by the Board. The Board supervises management and monitors its performance through reporting and controlling processes and through the Board committees. The Board ensures that it has sufficient information to make the appropriate decisions through the following means:

> All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board;
> The CEO reports at each Board meeting on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available for inspection by the members of the Board of Directors;
> All Board committees regularly meet with members of management and external advisors, including the Group's external auditors;
> Regular distribution of important information to the Board.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit. Organizationally independent of management, Internal Audit duties are assigned by the Audit Committee and it submits reports to the Chairman of the Board. Any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

In connection with the financial consolidation at year end, a letter of assurance process is in place. The letters of assurance are cascaded down in the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit. Internal Audit thereafter makes a report of the combined issues arising from internal audits and the letter of assurance process to the Audit Committee. The Audit Committee reports to the full Board.

External auditor

The auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. At the completion of the audit, the auditor presents and discusses the audit report on the financial statements with the Audit Committee, highlighting any significant internal control issues that were identified during the course of the audit. The auditor regularly participates in the Audit Committee meetings and, at least once a year, the lead partners take part in a meeting with the Board of Directors.



CORPORATE GOVERNANCE >>










4. Executive Committee

4.1 Members of the Executive Committee

1 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

2 John Atkin
Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999-2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997-1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995-1997) and Head of Sandoz Agro Northern Europe (1993-1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

3 Bruce Bissell
Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997-2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992-1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

4 David Jones
Head of Business Development also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

5 David Lawrence
Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000-2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

6 Michael Mack*
Chief Operating Officer of Syngenta Seeds. Since joining the Company in 2002, Michael Mack has served as Head of Crop Protection, NAFTA Region. Prior to this, he was President of the Global Paper Division of Imerys SA, a Paris-based mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd. He had previously served there as Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. He has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

7 Christoph Mäder
Head of Legal and Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999-2000) and Senior Corporate Counsel of Novartis International AG (1992-1998). Christoph Mäder is a member of the Supervisory Committees of the Federation of Swiss Industrial Holding Companies and the Basel Chamber of Commerce. He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

8 Domenico Scala
Chief Financial Officer. Previously Domenico Scala held various leading positions in Finance with Roche AG (1995-2003), most recently as Group Treasurer (2001-2003) and Head of Company Controlling (1999-2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993-1995) and Senior International Auditor with Nestlé SA (1990-1993). Domenico Scala graduated from the University of Basel with a degree in economics.

* Michael Mack replaces Jeffrey Beard as of January 1, 2005

Executive Committee

Name	Age	Nationality	Function	Appointment
Michael Pragnell	58	British	Chief Executive Officer	2000
John Atkin	51	British	Chief Operating Officer – Crop Protection	2000
Bruce Bissell	58	British	Head of Global Operations and Human Resources	2000
David Jones	55	British	Head of Business Development	2000
David Lawrence	55	British	Head of Research & Technology	2002
Michael Mack	44	American	Chief Operating Officer – Seeds	2005
Christoph Mäder	45	Swiss	Head of Legal & Taxes	2000
Domenico Scala	39	Swiss	Chief Financial Officer	2003

Changes since December 31, 2003

Jeffrey Beard resigned from the Executive Committee at the end of December 2004. Jeffrey Beard was Chief Operating Officer of Syngenta Seeds from 2000 to 2004. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999-2000).

With effect from January 1, 2005, Michael Mack was appointed Chief Operating Officer of Syngenta Seeds and a member of the Syngenta Executive Committee.

Chief Executive Officer

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The Chief Executive Officer in turn ensures the Executive Committee's efficiency and effectiveness to the Chairman, the Chairman's Committee and the Board. The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research and Technology, Global Operations and Human Resources, Business Development and Legal and Taxes.

4.2 Other activities and vested interests

The respective information can be found for each member of the Executive Committee in section 4.1.

4.3 Management contracts

Syngenta has not entered into any management contracts.

5. Compensation, shareholdings and loans

5.1 Content and method of the compensation and the shareholding programs

Executive compensation policy and programs

Syngenta's executive compensation principles are designed to attract, retain and motivate internationally oriented, successful executives. The aim is to provide appropriate rewards in a competitive employment market and support the development of a high performance environment. The elements of total compensation for the Chairman, Chief Executive Officer, members of the Executive Committee and the Senior Management Group are base salary, annual cash and equity based incentive awards. Total individual compensation at target performance level relates to market median for comparable companies with the opportunity for substantial higher compensation for outstanding performance. The incentive awards generally represent a significant part of total compensation. Cash and equity based incentive awards depend on Company and individual performance. Equity based compensation consists of stock options and deferred shares.

Equity based compensation programs

Syngenta's equity based compensation programs encourage the participants to focus on the performance and long-term growth of the company, align the interests of the participants with those of Syngenta shareholders and allow participants to share in the long-term success of Syngenta.

Syngenta Long-Term Incentive Plan (stock options)

The number of options granted to a participant is based on target long-term incentive, performance and option value. The Black-Scholes model, a commonly accepted stock option valuation method, is used to determine the value of an option. The value of the awarded long-term incentive is divided by the option value to give the number of options. After a three-year blocking period, options can be exercised to purchase Syngenta shares within ten or eleven years from the date of grant.

Syngenta Deferred Share Plan

According to the rules of the plan a mandatory portion of the annual short-term incentive award is allocated into the Deferred Share Plan. In addition, a further portion of the annual short-term incentive award may voluntarily be deferred into the plan. After a three-year deferral period, the deferred shares become freely tradable Syngenta shares. At the end of the deferral period, Syngenta matches on a one-for-one basis the deferred shares, doubling the number of shares. The value of a deferred share at the time of the grant corresponds to the Syngenta share price at the time of grant.

Syngenta Employee Share Purchase Plan

All Syngenta employees in Switzerland, including the Chairman, Chief Executive Officer and members of the Executive Committee are eligible to participate in the Syngenta Employee Share Purchase Plan. This plan entitles employees to subscribe once a year to shares at a discount rate of 50 per cent from the closing price at the grant date. The maximum subscription per employee per year is limited to a total value of CHF 5,000. The shares have a blocking period of three years.

5.2 Compensation for members of the Board of Directors and the Executive Committee

Executive compensation

The aggregate amount of cash compensation (salaries and short-term incentive awards) in 2004 to the Chairman, the Chief Executive Officer and the members of Executive Committee (a total of nine people) amounted to CHF 11,161,359. Portions of the short-term incentive awards contained in this figure have been deferred into the Deferred Share Plan on a mandatory and voluntary basis. In addition 220,737 options under the Syngenta Long-Term Incentive Plan were granted to these Executives.

The Swiss Stock Exchange Directive on Corporate Governance refers to the accrual principle for the disclosure of management compensation. According to this principle, any payments would need to be allocated to the periods to which they are attributable in economic terms. The current compensation and benefits system at Syngenta does not allow this principle to be followed for the short-term incentive award. The short-term incentive awards contained in the cash compensation figure above were paid in 2004 but relate to the performance in 2003. Since short-term incentive awards are determined based on the financial results of the company and review of individual performance, such incentives relating to the reporting year 2004 will only be determined after Syngenta has published its full year results.

The amount of CHF 4,703,433 was set aside to meet pension obligations, including provisions to cover merger-related pension promises.

As of December 31, 2004, the Chairman, Chief Executive Officer and members of the Executive Committee held 737,376 options on shares of Syngenta AG (see table 1).

Furthermore, as of December 31, 2004, the aggregate number of shares of Syngenta AG held by the Chairman, Chief Executive Officer and the members of the Executive Committee, including parties closely linked, was 95,676. Parties closely linked are (i) their spouses, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Within the scope of the Syngenta Deferred Share Plan, the total amount of the short-term incentive awards deferred in 2004 by the Chairman, Chief Executive Officer and the members of the Executive Committee on a mandatory and voluntary basis results in 32,630 shares.

In 2004, within the scope of the Syngenta Employee Share Purchase Plan, the Chairman, Chief Executive Officer and members of the Executive Committee purchased 378 shares.

Non-Executive Director compensation

Each Non-Executive Director could opt for payment in cash or a combination of cash and options. The aggregate amount of compensation in 2004 to the nine Non-Executive Directors (cash compensation and options) amounted to CHF 1,470,000. CHF 1,103,500 was paid in cash and CHF 366,500 will be paid in options. These options will be issued in 2005 in accordance with the Company's Long-Term Incentive Plan. A total of 14,679 options, which were part of the 2003 Non-Executive Director's compensation, were granted in 2004. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services.

As of December 31, 2004, the Non-Executive Directors held 58,083 options on shares of Syngenta AG (see table 2).

Furthermore, as of December 31, 2004, the aggregate number of shares of Syngenta AG held by Non-Executive Directors, including parties closely linked, was 6,133. Parties closely linked are (i) their spouses, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Table 1

Number of options	Year of allocation	Exercise period	Exercise price
122,500	2000	10 years	CHF 76.50
–	2001	10 years	CHF 83.70
56,473	2002	10 years	CHF 98.00
86,573	2002	11 years	CHF 98.00
251,093	2003	11 years	CHF 59.70
220,737	2004	11 years	CHF 89.30

Table 2

Number of options	Year of allocation	Exercise period	Exercise price
17,500	2000	10 years	CHF 76.50
–	2001	10 years	CHF 83.70
–	2002	10 years	CHF 98.00
12,537	2002	11 years	CHF 98.00
13,367	2003	11 years	CHF 59.70
14,679	2004	11 years	CHF 89.30

The exercise price is equal to the weighted average share price on the Swiss Stock Exchange for the five business days preceding the grant date, as determined by the Compensation Committee. All of the options vest in full and are exercisable after three years. Each option gives the holder the right to purchase one registered share of Syngenta AG.

5.3 Compensation for former members of the Board of Directors and the Executive Committee

The aggregate amount of cash compensation (salaries and bonuses) in 2004 to two former members of the Executive Committee amounted to CHF 1,231,847. In addition, CHF 79,803 was set aside to meet pension obligations. A former member of the Board of Directors received a cash payment of CHF 60,000 and 5,124 stock options were granted under the Syngenta Long-Term Incentive Plan.

5.4 Share allotment

This information is contained in section 5.2.

5.5 Share ownership

This information is contained in section 5.2.

5.6 Options

This information is contained in section 5.2.

5.7 Additional fees and remuneration

No material additional honorarium or remuneration were paid to any member of the Board of Directors or the Executive Committee. During the year under review, no severance payments were made to acting or former members of the Executive Committee or the Board of Directors.

5.8 Loans

There were no loans granted to the members of the Board of Directors or Executive Committee during the year under review, and as of December 31, 2004, there were no loans outstanding.

5.9 Highest total compensation

The highest total compensation paid to a member of the Board of Directors in the year under review consisted of CHF 2,551,561 of cash compensation (salary and short-term incentive award). The total amount of the short-term incentive award deferred by this member of the Board of Directors on a mandatory and voluntary basis under the Syngenta Deferred Share Plan results in 8,154 deferred shares. In addition 56,790 options under the Syngenta Long-Term Incentive Plan (Stock Options) were granted to this member of the Board of Directors. Furthermore, 42 shares were purchased by this member of the Board of Directors under the Employee Share Purchase Plan. The amount of CHF 3,347,464 was set aside to meet pension obligations, including provisions to cover merger-related pension promises.

6. Shareholders' participation

6.1 Voting rights and representation restrictions

Voting rights

Each registered share carries one vote at the shareholders' meetings of the Company. Voting rights may be exercised only after a shareholder has been recorded in the Company's Swiss share register (Aktienbuch) as a shareholder with voting rights. Voting rights may, however, only be exercised if the holder expressly declares having acquired the shares in his own name and on his own account. In accordance with Article 659a of the Swiss Code of Obligations, the Company cannot exercise the voting rights relating to the 6.65 per cent of the shares held in treasury, as of December 31, 2004.

A shareholder may at any time request that Syngenta confirms the number of registered shares owned by the shareholder recorded in the Company's Swiss share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Representation rights

Shareholders may only be represented at a shareholder's meeting by their legal representative, another shareholder with the right to vote, proxies designated in agreements with or regulations relating to nominees, corporate bodies, independent proxies or by a bank or broker.

Nominees
The Articles of Incorporation provide that shareholders may register their shares in the name of a nominee approved by the Company and may exercise their voting rights by giving instructions to the nominee to vote on their behalf. However, a nominee holding more than three per cent of the Company's share capital may be registered as a nominee for shareholders with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming one per cent or more of the Company's share capital.

Syngenta is listed on the Swiss Stock Exchange and the New York Stock Exchange. In the US Syngenta shares are traded in the form of American Depositary Shares (ADS). ADSs are US securities representing Syngenta shares. A specialized nominee administers those securities' structures in the US. The nominee is registered in the Swiss share register of Syngenta. Syngenta ADS holders are entitled to give written instructions to such nominees on how to vote on their behalf. All shareholders are entitled to equal dividend. Holders of ADSs will receive dividends in proportion to the number of Syngenta shares represented; five ADSs represent one Syngenta share.

6.2 Statutory quorums

The shareholders' meeting passes resolutions and makes elections, if not otherwise required by law, with a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and per the Company's Articles of Incorporation, a resolution passed at a shareholders' meeting with a supermajority of 66⅔ per cent of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

> Changes in the Company's business purpose
> The creation of shares with privileged voting rights
> Restrictions on the transferability of registered shares and the removal of such restrictions
> An increase in the share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contributions in kind (Sacheinlage) or for the purpose of the acquisition of assets (Sachübernahme), or the granting of special privileges
> The restriction or withdrawal of pre-emptive rights of shareholders
> A relocation of the registered office
> The dissolution of Syngenta other than by liquidation

In addition, any provision in the Articles of Incorporation providing for a stricter voting requirement than the voting requirements prescribed by law or the existing articles of incorporation must be adopted in accordance with such stricter voting requirements. The Articles of Incorporation of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders' meetings than the voting requirements prescribed by law and described above.

6.3 Convocation of the general meetings of shareholders

Under Swiss law, an ordinary annual shareholders' meeting must be held within six months after the end of the Company's financial year. Shareholders' meetings may be convened by the Board of Directors or, in exceptional circumstances, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders' meeting if resolved by an ordinary shareholders' meeting or if requested by shareholders holding in the aggregate at least 10 per cent of the share capital of Syngenta.

6.4 Agenda

One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 500,000 may demand that an item be included in the agenda of a general meeting of shareholders. Such a demand must be made in writing at the latest sixty days before the meeting and shall specify the items and the proposals of these shareholders.

6.5 Registration in the share register

Shareholders may request a registration in the share register at any time. There is, in particular, no deadline for registering shares before a shareholders' meeting. Registrations including the transfer of voting rights are processed for as long as possible. However, technical reasons may make a registration on the same day as the shareholders' meeting impossible.

7. Changes of control and defense measures

7.1 Duty to make an offer

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33⅓ per cent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Stock Exchange must submit a takeover bid to all remaining shareholders. The Articles of Incorporation of the Company do not include any amendment to that rule.

7.2 Clauses on changes of control

Neither the Chairman nor the Chief Executive Officer nor any other member of the Board of Directors or the Executive Committee has a service contract that provides for benefits upon termination of employment due to change of control.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

Ernst & Young was appointed as Group auditor in April 2002. The partner in charge of the audit engagement assumed this position in 2004. Whilst a multi-year fee was agreed, the appointment is for one year, renewable annually.

8.2 Auditing fees

(USD million)	2004	2003	2002
Audit services	5	4	4
Audit-related services	1	1	1
Tax services	1	1	1
Other services	0	0	1
Total	**7**	**6**	**7**

Audit services are defined as the audit work required to allow the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category also includes services that normally are provided by the Group auditor, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

Audit-related services include assurance and related services provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

Tax services include all services performed by the Group auditor's tax division except those services related to the audit. It includes tax compliance, tax planning and tax advice.

Other services includes all services received from the Group auditor except those separately defined above.

8.3 Additional fees

See figures in the table in section 8.2.

8.4 Supervisory and control instruments vis-à-vis the auditors

The Audit Committee, on behalf of the Board of Directors, is responsible for monitoring performance of the external auditors, checking their independence and coordinating their work with the internal audit in addition to monitoring implementation of findings of external and internal auditors by management. The Audit Committee therefore meets regularly with the lead partners of the external auditors as well as with internal audit. Furthermore the Audit Committee prepares proposals for the appointment or removal of the external auditors for submission to the full Board, which then nominates the external auditor for election by the shareholders' meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the independent auditor. The Audit Committee reports to the full Board of Directors about the discussions with the external auditors. At least once a year, the lead partners take part in a meeting of the Board of Directors.

9. Shareholder information

General information

Reporting dates 2005

AGM and first quarter trading statement 2005:	**April 26, 2005**
Half year results of 2005:	**July 28, 2005**
Third quarter trading statement 2005:	**October 21, 2005**
Announcement of 2005 full year results:	**February 9, 2006**

Additional information and contacts are contained on pages 36 to 37 of the Annual Report 2004.

Information on US legislation in particular

Sarbanes-Oxley Act of 2002

Syngenta AG is listed on the New York Stock Exchange and therefore certain provisions contained in the Sarbanes-Oxley Act apply to Syngenta as a Foreign Private Issuer. Syngenta is in compliance with the Act and the corresponding rules of the US Securities and Exchange Commission applicable to the Company.

More detailed disclosures with regard to the Sarbanes-Oxley Act of 2002, as well as the Chief Executive Officer's and Chief Financial Officer's certification of the financial information, are contained in the Form 20-F Annual Report which is expected to be accessible to all shareholders in the second half of March on the Internet (www.syngenta.com) in the section Financial Information.

New listing standards of the New York Stock Exchange

In 2003, the US Securities and Exchange Commission approved the New York Stock Exchange's new corporate governance listing standards. Under these new listing standards, Foreign Private Issuers like Syngenta can continue to comply with their home country corporate governance practice, but are required to provide disclosure of significant differences between home country requirements and those of the New York Stock Exchange. Syngenta meets the vast majority of the New York Stock Exchange corporate governance standards. For a description of any significant ways in which Swiss corporate governance practices differ from the NYSE requirements, please refer to the Section Corporate Governance on the Internet (www.syngenta.com).



AUDITOR'S LETTER >>

ERNST & YOUNG

To the Board of Directors of
Syngenta AG, Basel

Basel, February 9, 2005

Review Report on the Corporate Governance Disclosures

You engaged us to review the corporate governance disclosures of Syngenta AG made pursuant to the Corporate Governance Directive of the SWX Swiss Exchange for the period ended December 31, 2004. These disclosures are made in a separate corporate governance report. The board of directors is responsible for the content of these disclosures. Our responsibility is to issue a report based on our review.

A review, which provides less assurance than an audit, seeks to obtain moderate assurance about whether the corporate governance disclosures are complete and free from material misstatement. A review is limited primarily to inquiries of company personnel that participated in the preparation of the disclosures, to reviews of pertinent documents, and analytical procedures related to the corporate governance disclosures. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Regarding the data for Chapter 5 (compensations, shareholdings and loans) of the Corporate Governance Directive, we have also examined the information gathering processes. In addition, we have requested a representation letter from the persons concerned.

In our opinion, the corporate governance disclosures comply with the formal requirements of the Corporate Governance Directive. During our review, nothing has come to our attention that causes us to believe that the disclosures are not complete or contain material misstatements.

Ernst & Young Ltd.

Eric Ohlund
Certified Public Accountant

Jürg Zürcher
Swiss Certified Accountant

CONTACT INFORMATION >>

Switzerland
Investor Relations
T +41 61 323 5883
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Media Relations
T +41 61 323 2323
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Share Register
T +41 62 311 6125
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Shareholder Services
T +41 61 323 2095
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To order publications
T +41 61 323 7579
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Syngenta switchboard
T +41 61 323 1111
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USA
Investor Relations
T +1 917 322 2569
F +1 917 322 2570

Media Relations
T +1 202 347 8348
F +1 202 347 8758

Syngenta AG
Communication
and Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

For the business year 2004, Syngenta has published four reports: the *Annual Report*, the *Financial Report*, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet: www.syngenta.com

All documents were originally published in English. The Annual Report 2004 and the Corporate Governance Report 2004 are also available in German. The Corporate Social Responsibility Report 2004 is also available in German, French and Portuguese.

Syngenta International AG, Basel, Switzerland

Editorial completion: February 2005

Photography:
Marcus Lyon, Howard Brundrett

Design:
Addison Corporate Marketing Limited

Print:
St Ives Westerham Press

Project management:
Com.factory AG

Printed on Helio Matt, which is made with wood fiber from managed forests in Austria, Scandinavia, Portugal and North America and is manufactured at a mill that has achieved the ISO14001 and EMAS environmental management standards.

WWW. SYNGENTA. COM

016747.00.040 (b)

CORPORATE SOCIAL RESPONSIBILITY REPORT 2004

CULTIVATE TRUST

syngenta

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and high-value commercial seeds.


BUSINESS PERFORMANCE
SYNGENTA
VALUE
CREATION
SOCIAL
ENVIRONMENTAL
The Syngenta circle of value creation shows how our stakeholders benefit from the wealth the company generates for them.
Our stakeholders include:
Customers and business partners
Authorities
Society/ communities
Employees
Shareholder value creation

Contents

INTRODUCTION >>




In our first Corporate Social Responsibility Report last year, we said that sustainability is at the heart of our business. In integrating social and environmental demands with business performance, we create an expanding circle that benefits our customers, our suppliers, our shareholders, our employees and society at large.

An increasingly productive and sustainable agriculture is an objective which can only be reached if business, society and diverse interest groups work together.

Our strategy demands engagement and recognizes the need to be open, accountable and responsive to stakeholder concerns, sharing our goals while respecting our differences. In shaping our approach to corporate social responsibility, we have sought the feedback and comment of our stakeholders over the course of 2004 and look to continue in dialogue with them.

The two principles of integrated value creation and stakeholder accountability are for Syngenta the foundation of corporate social responsibility.

In 2003 we set out an Action Plan describing objectives, actions and measures of achievement in key areas. This year we are reporting on the progress of that Action Plan, marking accomplishments and noting where we still have further to go. We shall monitor our commitments and have them verified, share the results and outcomes and take decisive action where needed. We also highlight our operations and initiatives in one country, Brazil, where agriculture is critical to future prosperity. It is in our work with farmers and communities that our commitments to sustainability and our contributions to stakeholders can be witnessed and evaluated.

Our dealings with all our stakeholders are characterized by trust, respect and integrity. We aim to earn and cultivate this trust by working in partnership with all those who have a stake in the crucial sphere of agriculture and food production globally.

Heinz Imhof
Chairman of the Board of Directors

Michael Pragnell
Chief Executive Officer

ACTION PLAN >>

Future generations have an enormous responsibility. They will need to grow twice the amount of food we do today if people are not to go hungry. And they will have to do this on the same area of farmland under cultivation today, in order to protect natural habitats from the plow.

Our responsibility is to help find new and better ways of achieving this goal, while safeguarding the environment and strengthening local economies and communities.

This report shows how these objectives are linked. Sustainability and business value go hand in hand. All the focus areas contribute to business value in one of these categories:

> Market access and market development
> Reputation and brand enhancement
> Increased productivity and efficiency
> Stakeholder partnerships

Focus area	Objective	Action plan
Sustainable agriculture page 08		
Soil conservation	> Develop and promote programs to minimize soil erosion and improve soil productivity	> Establish local programs to transfer knowledge to farmers and technical advisors
Water quality	> Maintain and improve quality of water and promote efficient water use	> Contribute to development of expertise in water management and use of buffer zones
Biodiversity	> Help preserve biodiversity through germplasm conservation > Biodiversity assessment (2005)	> Support Global Crop Diversity Trust (GCDT) > Germplasm conservation projects > Assess company impact on/contribution to biodiversity
Product stewardship page 10		
Training	> Educate users on safe and effective crop protection product use > Support CropLife International (CLI) programs > Implement United Nations Food and Agriculture Organization (FAO) Code of Conduct procedures (2005)	> Identify areas with greatest need for training > Active participation in CLI safe use, container management, obsolete stocks initiatives > Company-wide roll out of Code compliance guidelines and procedures
Auditing	> Measure effectiveness of training programs	> Carry out surveys, with criteria to evaluate programs' effectiveness
Biotechnology regulatory compliance	> Full compliance with national and international regulations	> Monitoring and implementation of Standard Operating Procedures (SOPs) relating to Biosafety Protocol (BSP)
International development page 12		
Investment in developing countries	> Invest for the long term in emerging markets	> Consistent strategy to build positions in developing markets
Public/private partnerships	> Build cooperative relations with selected international organizations and governments > Share technology and related services to build capacity in developing countries	> Active participation in World Bank Assessment of Science and Technology > Technology transfer to reduce post-harvest losses > Biofortification projects
Public health	> Contribute to international "Roll Back Malaria" (RBM) program	> Support RBM program globally, working with RBM to achieve goal of 60 per cent of people in African countries having treated bed nets by 2005

* Regions: NAFTA – United States, Canada and Mexico; EAME – Europe, Africa and Middle East; LATAM – Latin America; APAC – Asia Pacific

Key performance indicator (KPI)	2004 progress report
> Number of programs developed > Area covered	> 14 active Syngenta projects: NAFTA 2; EAME 6; LATAM 1; APAC 5*
> Number of programs in place	> 13 active Syngenta projects: NAFTA 12; EAME 5; LATAM 1*
> Germplasm conserved > Number of projects > Baseline data; policy recommendations established	> GCDT in organizing phase, extensive support and funding from Syngenta > 11 active Syngenta projects: NAFTA 5; EAME 5; LATAM 1*
> Health incidents due to accidents	> Launched adverse health incident monitoring program globally in 2004, baseline data available 2005
> Numbers trained, number of programs implemented, completed > Compliance with FAO Code of Conduct	> Key CLI publications completed; workshops held; 100,000 trained in regional Safe Use/IPM
> Measured difference in safe and effective use as a result of programs	> Surveys conducted in 8 countries; initial results show a good level of safe handling and use knowledge, but further analysis and attention needed in some areas; more countries to be added in future years
> Breaches of BSP regulations published by governmental authorities > Countries where SOPs in place	> No BSP regulatory breaches to date > SOPs in place for BSP in 11 countries – all countries where BSP is in national legislation and where Syngenta has genetic modification (GM) activities
> Level of investment in Least Developed Countries (LDCs)[2]	> Value of projects underway in Sub-Saharan Africa totalling $6.3 million > Total figure fore all LDCs investment to be reported in 2005
> Level of involvement and ability to influence process	> Syngenta representation on World Bank Assessment and Syngenta Foundation representation on GCDT
> Level of adoption of shared technology in developing countries > Resources committed to address nutrient malnutrition	> Golden Rice being field tested; donation of technology and rights to Humanitarian Board; business team formed to expedite technology transfer for developing countries
> Number of solutions in place, e.g. treated bed nets	> Active supplier of knowledge, expertise and products: 4 million ICONET® kits and 70 tons of ICON CS® in 2004

[1] CropLife International is the global industry association for the plant science industry.
[2] Least Developed Countries as designated by the United Nations.

ACTION PLAN >>

Focus area	Objective	Action plan
Human rights page 14		
Child labor	> No child labor contrary to international norms throughout our business > Full conformity with International Labor Organization (ILO) standards on child labor (2005)	> Initial focus on Indian hybrid cottonseed production, training, processes and monitoring > Support for industry programs and local Non-Governmental Organizations (NGOs) > Implement internal monitoring and Fair Labor Association (FLA) partnership
Employee well being page 16		
Employee satisfaction	> Identify opportunities for improvement and specific targets for action	> Focus on improvement in key areas identified in employee survey > Act on employee suggestions; link goals to future direction; recognize and reward performance (2005)
Diversity	> Equal opportunities for all employees > Appropriate representation	> Report US and UK data > Introduce new training program and development opportunities (2005)
Health, safety and environment (HSE) page 18		
Safety and health	> Leading safety and health record in industry sector	> Reduction in injury and illness rate (IIR)[1] to 0.5 by 2008
Energy and waste	> Further improve energy efficiency across the business > Continue to optimize waste-generating activities across the business	> Identify energy usage patterns > Identify efficiency improvements that may result in waste reduction
Community involvement page 22		
Support for communities in which Syngenta operates	> Optimize contribution to the local economies where Syngenta is present	> Collect data and track impact
Corporate contributions	> Target limited resources for greater benefit, optimize donations	> Identify key areas for contributions > Implement contribution guidelines through organization (2005)
Animals in research page 22		
Animal welfare	> High standard of animal care at all Syngenta sites and major external contractors	> Audit all Syngenta sites and major external contractors > Monitor policy compliance (2005)
Replacement, refinement and reduction	> Contribute to discussions with regulatory authorities in order to reduce the use of animals	> Participation in international regulatory workshops and symposia
Corporate conduct page 22		
Ethics and business practices	> Syngenta recognized as leader in ethical corporate practice	> Monitor compliance with Syngenta Code of Conduct business practices
Disclosure procedures	> Reinforce management systems	> Monitor compliance with Code of Conduct through "whistleblower" structure

Key performance indicator (KPI)	2004 progress report
> Number of child labor cases reported and verified > Programs initiated and/or supported > FLA monitoring and verification; any remedial action undertaken	> NGO report acknowledges progress made but notes some continuing child labor cases in the industry; internal monitoring initiated; participation in Association of Seed Industry (ASI) programs > Support for child education NGO > Joined FLA for guidance, monitoring and verification
> Feedback from employee survey	> Improvement in areas key to development of high performance environment; some other areas for improvement identified (see page 16)
> Measure progress in attitude to diversity through employee survey	> Management of diversity issues viewed positively by employees > See page 17 for US and UK diversity data
> Recorded IIR	> No improvement on 2003 injury and illness rate > Target of 0.5 by 2008 maintained
> Energy used in Tera Joules – indexed to production > Tonnes of waste indexed to production	> Analysis of energy and waste streams still to be completed > Energy and waste reduction opportunities identified and targets scheduled for 2005
> Level of economic contribution to community/local economy	> Processes for data collection in 2004 delayed, will be in place in 2005
> Track spending in each category	> Key areas for corporate contribution guidelines identified
> Percentage of sites audited > Incidents of non-compliance	> 100% internal audit completed for mammalian work > 100% of approved contractors' for mammalian work audited
> Presence at international regulatory workshops and symposia	> Participated in three international programs: revision of agrochemicals safety assessment; use of refined assay for androgens; refined assay for contact sensitizers
> Number of incidents reported	> No major breakdowns reported through Letter of Assurance process
> Number of cases reported and resolved/action taken	> "Whistleblower" system launched in 2004 > 6 reports received, all addressed or being investigated

[3] OSHA Illness and Injury Recordables Rate per 200,000 hours worked.


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Employees

"Finding the right balance between all stakeholders in agriculture is essential in determining how we respond to the social, economic and environmental challenges of today and tomorrow."

Heinz Imhof, Chairman*

Syngenta stakeholders are those who benefit from and are affected by our activities and have an interest in our company. They are at the center of our circle of value creation.

Syngenta is committed to engaging with all its stakeholders. These are our customers and business partners, authorities and regulators wherever we operate, the communities where we do business, the employees who give our organization its strength, and others with an interest in our business. This engagement assures sustainability and generates value for our shareholders.

Where goals are shared, we may work together as partners on projects that support our common interest. We also listen to what our critics have to say, learning from their viewpoint and seeking common ground. In 2004 we actively engaged what might be termed the issue community. This sector included Non-Governmental Organizations (NGOs), multi-stakeholder groups, intergovernmental bodies and trade union federations.

Reaching out – Brussels Stakeholder meeting

With the support of the corporate social responsibility (CSR) organization Philias (see below), Syngenta met in September with key stakeholders in Brussels for a wide-ranging discussion on actions set out in our 2003 CSR Report. Debate focused primarily on sustainable agriculture and on human rights, including labor issues.

With respect to sustainable agriculture, stakeholders outlined their expectations of Syngenta for the safe use and stewardship of crop protection products, especially in developing countries. They asked for maximum transparency on social and environmental impacts. Syngenta was also questioned on its approach to biodiversity, access to genetic resources and intellectual property, biotechnology and genetic modification.

Regarding human and labor rights, Syngenta was asked about its commitment to international labor standards and industry initiatives on child labor. Participants also raised questions about the company's position on international guidelines covering the role of business in society.

We appreciate participants' efforts to conduct a constructive dialogue with us, and we respect their positions. We hope common ground can be found. This report outlines company responses on many of these issues. Other areas are still under consideration. Syngenta will follow up on all questions posed at the Brussels meeting. Philias will continue to play a key role in our stakeholder engagement.

Labor partnership – Fair Labor Association

For Syngenta, transparency and external accountability are vital for dealing with labor issues in developing countries. In August 2004 Syngenta became a Participating Company in the Fair Labor Association (FLA), an organization that holds its members

Philias is grateful to Syngenta for the very fruitful collaboration that took place during this year. When Syngenta joined the companies' network for corporate social responsibility in March 2003, it initiated a dynamic process of stakeholder engagement. In its 2003 CSR Report, Syngenta committed to engage with stakeholders and to take a lead in several social and environmental issues. To support Syngenta's efforts, Philias created a new model of stakeholder engagement. During a dialogue meeting, NGOs, experts from Syngenta, and independent moderators identified numerous issues related to sustainable agriculture and human rights that Syngenta is now about to address. Everybody was conscious that this would be only a first step, but it created concrete opportunities for Syngenta to collaborate with its issue community. Philias is looking forward to supporting Syngenta in its efforts to implement CSR and to encouraging further steps of stakeholder engagement.

Bettina Ferdman Guerrier
Founder and Secretary General, Philias
www.philias.org

Philias is a non-profit foundation based in Geneva, Switzerland, that encourages and supports companies in developing and raising awareness of their social responsibility. In accordance with the principles of sustainable development, Philias's activity is underpinned by economic, social and environmental considerations.

*Speaking at the third IUCN World Conservation Congress, Bangkok, Thailand, November 2004


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accountable for the conditions under which their products are produced, based on International Labor Organization (ILO) standards. The FLA brings together multinational companies, human rights NGOs and universities on the basis of international guidelines.

As Syngenta Seeds is the first agribusiness operation to join, the FLA sees our membership as a pilot to test the applicability of its monitoring methodology in the agricultural sector. Our membership specifies an implementation period of three years.

Environmental partnership – atrazine

Atrazine has long offered corn growers in the USA a cost-effective broad spectrum weed control that contributes to sustainability by supporting no-till and conservation tillage practices.



Stakeholders have linked up to develop programs that promote safe use and reduce the movement of atrazine into water. Regulators, conservation agencies, NGOs, university extension services, local communities, farmers and farm associations have worked with Syngenta. Initiatives have included research and implementation of Best Management Practices, watershed monitoring and educational programs.

For example, under an agreement between the US Environmental Protection Agency and atrazine registrants, an innovative program for monitoring atrazine levels and ecosystem health in watersheds has been initiated. Forty representative sites are being monitored, followed by more frequent monitoring or mitigation if certain ecological triggers are exceeded. In 2004, no systems exceeded the triggers.

The stakeholder network's success is due to shared problem-solving, locally-driven implementation and high-quality research. More than 2000 kilometers of vegetative buffer strips have been established to protect water courses. Improved management practices have resulted in declining atrazine levels and overall improvements in water quality.



Customers and business partners



Society/ communities

We develop technologies to support the environmental, economic and social sustainability of agricultural systems, strengthening the long-term viability of our business.

Environmental, social and economic sustainability in farming responds to society's demands and ensures the future of our business.

Sustainable agriculture is supported by all stakeholders, albeit with different priorities and emphases. Farmers and growers must be sure of their future; natural resources should be preserved and biodiversity protected; communities must be supported, labor standards upheld, consumers' needs satisfied and food security assured.

These commitments have implications for social cohesion, for international development and trade and the preservation of ecoystems. Our company's contribution includes technology, science and research. Examples include:

Water/soil projects

Syngenta provides funding and expertise for 32 programs around the world supporting soil conservation and water quality.

Protecting natural habitats in Costa Rica

Syngenta has been supporting a project to protect rainforest ecosystems in Costa Rica. The initiative concentrates on banana plantations, essential to the country's economy. It has used eco-landscaping to link existing rainforests, providing a haven for wildlife and improving ecological security, while employing integrated crop management techniques.



Biodiversity

A key challenge is to reconcile biodiversity conservation with global population increase, economic growth and food production. In common with all stakeholders, we subscribe to the objective of the Convention on Biological Diversity – to halt the loss of biodiversity and secure its beneficial uses and their fair and equitable sharing. Our products help to make the most of existing farmland, thereby preventing deforestation and supporting biodiversity. We are currently assessing both our impact on biodiversity and our contribution to its conservation: we look forward to input from stakeholders.

We currently support 11 projects worldwide, including gene banks and biodiversity in agricultural systems – safeguarding crop diversity in the shared interest of farmers and the public and private sectors alike.

"Syngenta has provided us with a very substantial grant to support our work, for which we are extremely grateful. Syngenta also helps the Trust in other ways, such as through making available its expertise and contacts. We very much look forward to building further on this support over the coming years."

Geoffrey Hawtin, PhD
Interim Executive Secretary
Global Crop Diversity Trust

Syngenta was the first company to pledge support for the Global Crop Diversity Trust, a public-private partnership to help conserve gene banks. For more information see **www.startwithaseed.org**

Buzz project

Syngenta's support for Buzz, a three-year research project, is helping to address a dramatic drop in biodiversity on UK farms. Buzz is showing farmers how to create new habitats and improve biodiversity by establishing wildlife margins in lower-yielding parts of their fields.

Early findings show that significant improvements in biodiversity and the return of wildlife have occurred more quickly than anticipated. The six Buzz sites have seen bee populations double in two years, insect


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populations increase steadily and butterfly numbers rise by 240 per cent.

Innovation for sustainability

The plant science industry provides the technological innovation necessary to support sustainable agriculture. Syngenta is committed to the research and technology that meet economic, social and environmental demands – from the viability of rural communities to biodiversity conservation.

We draw on a wide range of technological innovation. Our knowledge of genomics, for example, enhances our plant breeding capabilities – for the most part using conventional techniques rather than genetic modification. Other new technologies such as seed treatment also bring effective, environmental benefits. Such innovation allows us to improve the efficiency and sustainability of farming.

Bioline

Syngenta Bioline provides natural predators for use in Integrated Pest Management (IPM) programs. Growers use these insects to protect major ornamental plants and food crops grown in hothouses or plastic tunnels in Europe and North America. For example, 600 Spanish pepper growers were introduced to the Bioline program for IPM. Now 95 per cent of pepper production in the Murcia Region use this technology.

"Syngenta plays a key role in shaping the future of agriculture and food production. 'Champs & Lycées' is a public-private partnership between the French Ministry of Agriculture, the Technical Institute for Cereals and Forage and Syngenta. The 2004 top award for the best global agronomical wheat farming project promoting sustainable agriculture went to students from an agricultural school in the west of France, who created an innovative wheat cultivation system optimizing seeds and farming tools."
Denis Tardit
Managing Director
Syngenta Agro France



Old Winchester Hill, Hampshire, UK – prize-winning photograph taken by Chris Turner, Syngenta employee



Customers and business partners



Society/ communities

Product stewardship is key to sustainable agriculture. We have a responsibility to safeguard farmers, consumers and the environment to assure the benefits of plant science for the future.

Sound stewardship is essential to ensuring that Syngenta products are used in a sustainable way.

Syngenta is a signatory to the Code of Conduct on the Distribution and Use of Pesticides, issued by the United Nations Food and Agriculture Organization (FAO). This Code outlines our obligation to manage our crop protection products responsibly and ethically from marketing to use and beyond. We will actively promote the Code's implementation through the organization.

The Syngenta approach to managing stewardship is to respond to local needs. We work alone or in partnership with government, NGOs or industry partners, and involve our people at field, national, regional and global levels.

Working with distributors

Syngenta distribution partners are a vital link to growers. We support them with information and training on the safe handling and use of our products, and we provide information they can use with grower customers. In some countries, such as Australia and the USA, Syngenta has worked with industry to develop accreditation programs for distributors to ensure that only trained, accredited personnel sell crop protection products.

Training farmers

Syngenta training programs help farmers use our products safely and more effectively. A common thread is to ensure that farmers see a business benefit prior to the program, encouraging their participation. Training has a strong emphasis on worker safety and IPM.

In 2004, Syngenta launched a program to collect adverse health incident data. This will help identify areas for improvement with the use of our products at farm level. The data will be shared with the authorities and allow us to customize our stewardship and training programs for maximum effectiveness.

In a pilot group of eight countries in Latin America, Europe and Asia, Syngenta is examining the safe and responsible use of its products by growers who use knapsack and fixed-line sprayers. The data are still under analysis. Initial results show an encouraging level of knowledge, but also some areas that need further analysis and attention. More countries will be added in future years, and specific data will be gathered on the effectiveness of our current training, to use in shaping future training and stewardship programs.




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Training and GRAMOXONE®

Given its widespread use, particularly in developing countries, special training programs have been developed for GRAMOXONE®, active ingredient paraquat. GRAMOXONE® is a cost-effective, non-selective herbicide that acts quickly, is rainfast, safe on crops and valuable in soil conservation programs.

Training focuses on safe use and storage, and reducing the risk of accidental ingestion. This is supplemented by formulation changes to prevent ingestion, such as a distinctive color, a repulsive odor and an added emetic. Syngenta has also trained doctors to recognize and treat poisoning, providing kits for doctors, hospitals and resellers. Deliberate ingestion – suicide – is a deeply regrettable tragedy associated with rural poverty. Syngenta tries hard to prevent such abuse by training farmers to keep products safely locked away.

In 2004, our stewardship activities reached hundreds of thousands of farmers in more than 40 countries. They included:

> Vietnam – Syngenta is using local entertainers to communicate the message of safe chemical use. A truck with a fold-out stage visits rural areas, stopping in small villages where actors perform, highlighting and illustrating important safe use practices.

> China – together with Think Tank, an NGO linked to the National Poison Center, Syngenta launched a training program for rural doctors to enhance their knowledge of pesticide poisoning treatment. This program complements safe use training for farmers, and packaging initiatives.

Seeds and biotechnology

Again in 2004, a grower survey indicated that more than 90 per cent of US Bt corn growers interviewed adhered to the Insect Resistance Management (IRM) requirements for Bt corn. Syngenta and its distribution partners have helped growers to recognize the importance of IRM for sustaining the value of Bt technology.



"We prefer GRAMOXONE® because it comes with technical assistance which other products don't offer. We know its advantages and learn how to apply it properly. You won't find the same kind of stewardship with others."
G. Medrano
Peten, Guatemala
Farmer

"We've had an excellent relationship with Syngenta for many years – the company is a good partner for training sound agricultural practice."
Ing C Gamboa
Director of the Agricultural College
University of Costa Rica




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Society/ communities


Authorities

"Agriculture has returned to the top of the development agenda because it lays the ground for economic growth. Agricultural productivity is a key catalyst for rural development."

Michael Pragnell, Chief Executive Officer*

Seventy per cent of the population in developing countries depend upon agriculture for their livelihood. Agricultural technology can bring higher farming incomes and progress on food security and hunger through its impact on agricultural productivity.

Syngenta supports and encourages agricultural investment in developing nations, including the Least Developed Countries (LDCs), helping to develop new markets and create improved business value.

Sub-Saharan Africa

The 2004 Syngenta investment of $6.3 million included:

> Supporting efforts to address Nigeria's position as a net importer of rice by working with farmer cooperatives and the government to improve production.

> A commitment to test and develop new crop protection compounds through our research and development facility in Cameroon.

> Being the first western company to reinvest in the Democratic Republic of the Congo following political disturbances.

> Partnering with the government of Burkina Faso to help develop a regulatory system for genetically improved cotton, creating a new and economical way of growing cotton for local farmers.

Public/private partnerships – The World Bank Assessment

Syngenta is playing a role in a major World Bank project that underlines the central importance of agriculture to sustainable economic development. Syngenta was chosen to represent the industry on the multi-stakeholder Bureau that will guide the main phase of the World Bank's Science and Technology Assessment.

Syngenta Foundation for Sustainable Agriculture

The Syngenta Foundation for Sustainable Agriculture aims to develop sustainable innovation in agriculture to help poor rural communities in semi-arid areas. It combines local projects with activities to raise awareness of issues confronting agriculture in developing nations and support for relevant research.

> The Syngenta Foundation is working with local partners to develop a program in Brazil's Nordeste region, where low rainfall means that many people live at subsistence level. The program will provide grants for agricultural technology support, local capacity building and go-to-market competencies. These efforts emphasize income generation, productivity, diversification and marketing.

> The Foundation sponsored a workshop bringing bioinformatic specialists and African cereal breeders together to identify how knowledge of the rice genome can be used to protect and improve millet and sorghum, major crops in the marginal areas of Africa's Sahel. Output from the workshop will be placed in the public domain for unrestricted use.

> In August the Board of Trustees met with the President of the West African country of Mali and other senior government officials. They discussed the role of agricultural innovation for rural development and livelihood improvement. The trustees also visited the Foundation-supported agricultural research station at Cinzana, toured field trials and laboratories and talked with local farmers and the station's research specialists.

*Speaking at The Royal Institute of International Affairs, London, UK, July 2004


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Technology partnership

As a major developer of agricultural technology, Syngenta recognizes that its technologies and product development know-how have the potential to help meet the needs of impoverished people in the developing world. Syngenta donates its technology and skills to applicable projects.

Golden Rice

In 2004, to mark World Food Day and the UN's International Year of Rice, Syngenta announced the donation of its Golden Rice strains to the Golden Rice Humanitarian Board. The Syngenta donation is intended to sustain humanitarian objectives and to provide the basis for rice breeding for nutritional enhancement. The new strains contain high levels of beta-carotene, which the human body can convert naturally into vitamin A. This could help to address a nutritional deficiency that causes 500,000 cases of blindness and up to two million deaths each year. Golden Rice is being field tested in the USA – an activity supported by Syngenta.

The donation includes trial results, new lines, related technology, rights and research. Golden Rice must still undergo scientific, regulatory and social tests before its use. Although Syngenta has no commercial interest in Golden Rice, it will continue to support this public project.



Professor Ingo Potrykus and Professor Peter Beyer, inventors of Golden Rice



The potential of biotechnology

Agricultural technology – from well-established chemical treatments to the developing promise of biotechnology – can improve labor productivity, increase yield and produce higher quality crops.

Biotechnology is now at the center of global debate about agricultural technology. This issue must be confronted: if food production is to increase to meet projected population rises, then genetic modification (GM) and other biotechnologies should be among the tools available to growers.

GM provides another option to farmers large or small, offering significant benefits, which can contribute to integrated crop management practices with efficient and environmentally sustainable solutions to the challenges of farming, reducing the need for labor and other inputs.

GM crops have already been adopted in 17 countries. In 2004 the FAO State of Food and Agriculture report concluded that biotechnology could benefit small, resource-poor farmers. Syngenta supports the view of the FAO that, while it is not a panacea, biotechnology should be made available to help boost food production.

We also recognize that the GM issue arouses strong feelings. Concerns about biotechnology and the impact of GM crops on health and on the environment, as well as intellectual property issues, have been expressed. We believe that these concerns can be addressed and are convinced that the only way ahead lies in dialogue and discussion. This is the path we intend to pursue with all stakeholders.


Society/ communities


Authorities

We uphold a high standard of human rights and demonstrate respect for people and communities wherever we do business.

Universal Declaration of Human Rights
In our 2003 CSR Report, we undertook to uphold the principles set out in the Universal Declaration of Human Rights, insofar as they relate to private sector or business operations. The 1948 Declaration remains the cornerstone of international human rights agreements and initiatives today. It covers a broad range of essential political, social and economic rights for all cultures and regions.

Debate continues over the formulation and implementation of new, more specific international guidelines, designed to regulate the business sector's compliance with human rights standards. At the September 2004 stakeholder meeting in Brussels (see page 6), Syngenta was asked for its position on the new United Nations norms, and we are now reviewing them.

Labor rights
In parallel with the Universal Declaration, the ILO has established global labor standards through a series of international agreements. The ILO's "Core Conventions" outlaw practices such as discrimination, child labor, bonded labor and slavery. Syngenta is committed to seeing that these conventions are respected in our operations and in those of our suppliers. This commitment underlies our actions in the area of child labor.

Child labor in India
Last year, we reported that use of child labor in contract production of hybrid cottonseed had been an issue for national and international companies in the Andhra Pradesh region of India. Syngenta took action at a number of levels to help the families and children concerned and to work towards the elimination of child labor from our supply chain.

Nevertheless, research carried out on behalf of the India Committee of the Netherlands indicated that the employment of children persisted in this sector – albeit at lower levels – in 2003. In that year Syngenta had no production in the key hybrid cottonseed producing region of Andhra Pradesh, but we resumed production in 2004.

As part of our membership of the FLA (see page 6), Syngenta is now developing a program to monitor compliance with ILO standards. This includes promoting awareness among agents, farmers and local stakeholders, training internal monitors and consulting with community groups and others such as the M Venkatarangaiya Foundation, the leading Indian NGO devoted to education and the eradication of child labor. Our suppliers will also be subject to random visits by independent monitors. The results of such investigation and of eventual remediation undertaken by the company will be publicly available on the FLA website.

In taking this action, Syngenta hopes to identify potential problems, reduce the risk inherent in long production chains and help assure sustainable social and environmental practice. The goal is to ensure that our operations are undertaken without child labor.




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"It is a positive development that Syngenta are open about this issue [child labor] in their social reporting, that they state their commitment to uphold the Universal Declaration of Human Rights across all the activities for which the company is responsible, and that they also indicate what they are doing to avoid abusive forms of child labor in their supply chains, and have reflected this in a key performance indicator. All too often companies totally ignore the human rights context of their operations in their social reports. This reduces the credibility of such reports, and reinforces the arguments for mandatory social and environmental reporting where the purpose and standards of such reporting are laid down."

Peter Frankental
Economic Relations
Programme Director
Amnesty International UK

EMPLOYEE WELL BEING >>



Employees

We support and empower our employees to build a high performance environment that will ensure outstanding business success.

Since the company was formed four years ago, we have worked to develop a culture based on openness, trust and integrity. We are committed to growing through challenging and rewarding work.

We know that building a new company takes time. Our worldwide employee opinion survey is conducted annually and anonymously to monitor our progress in shaping the organization and driving future action.

In 2004, the survey's third year, 74 per cent of employees took part in the evaluation. This snapshot showed that Syngenta has improved most strongly in the areas key to developing a high performance environment, such as leadership, speed and energy in decision making, clarity of strategy, communication, innovative culture and development opportunities for employees.

At the same time, the survey identified the need to improve in key areas such as how we listen to and act on suggestions from employees for improving the business. It also identified the need to link team and department goals to the future direction of Syngenta, and better to recognize and reward good performance and teamwork.


syngenta

Osvaldo Ortiz and Felipe Cobo receive a 2004 Global Syngenta Award on behalf of their team from Colombia

Recognition

In 2004 we introduced a company-wide award program for outstanding achievements that demonstrate how we are already living our values.

A team from Colombia epitomizes our commitment to nature and the environment. It led an award winning project involving community volunteers, farmers, students and authorities that saw the planting of nearly half a million trees to help preserve water resources and promote reforestation.

Occupational stress

The employee survey helped to identify underlying causes of stress following a rise in the number of reported stress-related occupational illnesses.

To test the methodology at 15 sites across Europe, results of key questions in seven areas across the survey were analyzed in detail to see how issues such as relationships, change, training and control played out at different levels at each site and group.

As a result, stress risk assessments are being developed for each job on different sites. The results will highlight areas of concern.

The number of occupational stress cases halved during the year. This was due in part to these measures and to the survey's generation of a greater awareness of the problems that affect employees' health and reduce effectiveness and performance at work.

Diversity

The Syngenta workforce has a high level of inherent diversity due to its broad geographical basis and the variety of backgrounds our employees bring to the company, providing both strengths and challenges.

Some of these challenges are being tackled through training. The Syngenta Leadership Development Program, an intensive six-day learning experience for mid-to-upper level managers, addresses the challenges


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of a global organization and includes training on cross-cultural awareness, sensitivity and behavior in geographically dispersed teams.

Syngenta does not tolerate discrimination and offers equal opportunities to all employees.

Employee gender diversity

UK



Female employees	36%
Male employees	64%
Female management	29%
Male management	71%

US



Female employees	28%
Male employees	72%
Female management	23%
Male management	77%

Permanent full-time employees 2004

	Total
EAME	9894
NAFTA	4920
APAC	3103
LATAM	1619
Total 2004	**19536**
Total 2003	19061

"I find it thoroughly enriching to work with people from different backgrounds and cultures. In Basel, we have colleagues from 48 countries. This gives us the benefit of broad diversity of thought, making it a stimulating work environment and providing us with perspectives that give us a distinct business advantage as a global company."
Walter Ritter
Head of Human Resources, Switzerland
Syngenta International AG






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Employees

We aim to provide a safe and healthy workplace for employees. In all our activities we seek to minimize our use of natural resources and the production of waste.

Managing health, safety and the environment means meeting high standards, assessing and minimizing risk and striving for improvement.

Responsibility for Health, Safety and Environment (HSE) performance translates into measurable goals and commitments at all levels of the organization. Our global policy ensures support at local, regional and global levels. Each year external audits and internal reviews are undertaken to assess compliance with this policy.

Safety

Lost time and recordable incidents have remained approximately the same in 2004 compared to 2003. Our current incident and injury rate (IIR) of 0.74 is among the leaders in the chemicals sector, and we aim to achieve our target of 0.5 by 2008.

Recognizing that the risk of road accidents poses a significant threat to our employees, Syngenta launched a driver safety initiative, the "Drive for Life" campaign, which included information materials for employees and their families. The number of injuries to employees through road accidents was reduced by 23 per cent compared to 2003.


Injury Illness Rate (IIR)*
1.14
0.91
0.72
0.74
01
02
03
04
Year

*In 2004, Syngenta moved to the OSHA standard Injury Illness Rate (IIR) metric as a reporting standard

Safety in action

All our manufacturing facilities identify key potential risks, use HSE management systems and are regularly audited. Some success stories include:

> UK – the Chemical Industries Association awarded the Jealotts Hill and Grimsby sites a Diamond Award for ten consecutive years of safe operations.
> Pakistan – the Karachi plant completed eight years without a lost time incident.
> China – the Nantong site received a safety award from the Government of Nantong Economic and Technological Development Zone.
> USA – Syngenta Crop Protection was recognized as one of "America's healthiest companies" by the Wellness Councils of America.


Carbon dioxide emissions (tonnes)
451935
363791
376175
02
03
04
Year

Occupational health

Our occupational health initiatives aim to minimize work-related illnesses and enhance performance by improving the health and well being of our employees.

In 2004 an initiative to reduce "days away from work" due to stress was implemented and has proved very successful. The focus of this initiative was the implementation of the following programs: stress management, stress awareness and the assessment of psychosocial risks.

Environment

Some of the most significant potential environmental impacts from our manufacturing sites arise from waste production and energy consumption. Programs have been in place to reduce such impacts for a number of years. In 2004, a review was carried out to obtain further reductions. This is an ongoing process that will be continued in 2005. All major sites will monitor energy usage and waste generation with a view to setting new targets.

In France, Syngenta obtained ISO 14001 (Environment) and ISO 9001 (Quality) certification, becoming the only Crop Protection company to earn both. This recognizes that Syngenta is systematically assessing and reducing the environmental impacts of our business at each level of the organization.
For more detailed information, see **www.syngenta.com**

In 2004 significant reductions were achieved in a number of different areas despite the large increase in production volume. Atmospheric emissions were down for sulphur dioxide, nitrogen dioxide and particulates. Most of these reductions were achieved by changing to cleaner fuels and in particular to gas. Consumption of coal was reduced by 50 per cent, light fuel oil by 50 per cent, with steam generation down by 27 per cent. Carbon dioxide emissions increased slightly over the year, but given the large increase in energy demand required to sustain the higher levels of production, this can be viewed as a positive step.


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Climate Change
Climate change poses a potentially serious challenge to the environment and to human society in the long term. While our operations have less of an impact than some larger manufacturing industries, we measure the "total global warming potential" of our atmospheric emissions to assess our contribution. Our current environmental objectives are focused on energy and waste reduction. The reductions we hope to achieve in energy usage will also reduce our global warming impact.

Bioelectricity
Syngenta is a partner in a UK-based project to use high-yield conventional oilseed rape for Europe's first large commercial bioelectricity project. Our plant breeding expertise has produced the market's highest yielding oilseed rape, which will help farmers produce enough electricity to power 1000 homes from 400 hectares.

In 2005 the harvest will be delivered to the electricity plant and the power sold to green energy customers. If successful, additional plants will be built to increase the output into the national grid.


Effluent discharge
2003: Total effluent discharge: 183 532 tonnes
2004: Total effluent discharge: 189 494 tonnes
Soluble Salts
COD
TOC
BOD
Suspended Solids
Nitrogen
Air emissions
2003: Total air emissions: 1 526 tonnes
2004: Total air emissions: 1 287 tonnes
Non-halogenated VOCs
NOx
SO_2
Particulates
NH_3
Halogenated VOCs
HCL
Disposal of non-hazardous waste
2003: Total amount of non-hazardous waste: 163 516 tonnes
2004: Total amount of non-hazardous waste: 150 529 tonnes
Reuse
Recycling
Incineration
Land Fill
Other
Disposal of hazardous waste
2003: Total amount of hazardous waste: 162 775 tonnes
2004: Total amount of hazardous waste: 182 634 tonnes
Reuse
Recycling
Treatment
Incineration
Land Fill
Other
Energy consumption
2003: Total energy consumption: 9 376 Tera Joules (TJ)
2004: Total energy consumption: 10 253 Tera Joules (TJ)
Gas
Electricity
Steam
Oil
Others
Coal
Water consumption
2003: Total water consumption: 36 671 373 m3
2004: Total water consumption: 36 262 845 m3
Cooling
Processing and washing
Others
Product ingredient
Sewage and sanitary

Our commitments to sustainability are best seen at the country level – adding value for farmers and supporting communities in Brazil.


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Authorities


Employees

For Syngenta, corporate social responsibility is a reality in each of the countries where we operate. It is here that we add value for farmers, support local communities and develop stewardship and training programs to meet local conditions and local needs.

Syngenta is an integral part of Brazil's thriving agricultural sector. Our involvement goes well beyond the sale of crop protection products and seeds to include on-the-ground support and comprehensive stewardship programs.

Syngenta directly employs more than 1,000 people across every important agricultural region in Brazil. More than a quarter of these are agronomists, who work in the field to provide technical assistance, farmer education and sales support, as well as to research and develop new cropping solutions.

Brazil's expanding agriculture has also raised issues of biodiversity conservation and other environmental and social concerns. Our technology can help find solutions through increased productivity or such practices as no-till agriculture. We aim to engage with key stakeholders in Brazilian agriculture and together meet the demands of growth, conservation and food production.

Stewardship programs

Comprehensive Syngenta stewardship takes unique approaches to address the differing needs of large, medium and small farmers. This was recognized in 2004 for the second year in a row with an award from ANDEF, the national agrochemical industry association for plant protection, for Education and Training in the Safe Use of Agrochemicals.

The "More Beans" project aims to improve yields for small beans farmers while promoting the safe and sustainable use of Syngenta products. The project provides growers with training, products and contacts with large supermarket chains, equipping them to strategically use crop protection chemicals as part of IPM and yield improvement, and, as a result, tap into bigger markets.

The project has been so successful that a major supermarket chain has adopted "More Beans" as a brand and set up production protocols in line with the project to help farmers grow consistent, quality produce.

Container management

Syngenta is part of an industry initiative that collects used crop protection product containers for recycling. Old containers are used to make plastic ducting to carry electrical cabling in walls. In 2004, 60 per cent of used agrochemical packaging was collected by the industry, an outstanding achievement for a program that commenced only three years ago.

Soybean rust

Syngenta responded quickly to the problem of soybean rust, which can defoliate crops in ten days and lead to severe yield losses. Rust has invaded South America in the last two years, damaging several million hectares. In just months, Syngenta developed and registered a new fungicide, PRIORI® Xtra, to provide reliable protection against soybean diseases.

To ensure its approach was both agronomically and economically effective, Syngenta also implemented a comprehensive monitoring and alert system. A network of 140 agronomists helped detect the first arrival of rust spores in a region and notified growers. Monitoring triggered the signal to launch a preventive spray program adapted to the intensity and spread of disease.

Community involvement

Syngenta actively supports a range of projects of local significance, including educational and cultural projects. A few examples:

School in the Field

Since 1991, the "School in the Field" course developed by Syngenta has taught almost 300,000 teenagers throughout small farming communities how to use crop protection chemicals wisely, improving stewardship and encouraging pride in being part of farming in rural Brazil. The course is run by schoolteachers in collaboration with agricultural chemical dealerships, food chain companies, cooperatives and agricultural universities.


BUSINESS PERFORMANCE
SYNGENTA
VALUE
CREATION
SOCIAL
ENVIRONMENTAL

Syngenta Instrumental Acoustic Guitar Award
The guitar plays an important role in Brazilian cultural life, especially in rural communities. Syngenta sponsors an award to encourage acoustic guitar music in Brazil.

Drugs addiction prevention
Syngenta sponsors a drug addiction prevention program, which provides information to the children in local schools about the use and risks of drugs.



"Agriculture in Brazil is the most important sector of the economy. It accounts for more than 35 per cent of the GDP and is responsible for the employment of 40 per cent of the Brazilian workforce. Syngenta has played an important role by working with farmers and government agencies to develop innovative ways to increase productivity in Brazilian agriculture. We are very proud to be part of this success story."
Valdemar Fischer
Regional Head
Crop Protection LATAM

The photograph below illustrates no-till farming, a conservation agriculture technique practiced widely in Brazil and supported by Syngenta products. No-till has both economic and environmental advantages. It saves time and labor in land preparation and largely eliminates the fuel costs associated with plowing. Environmental benefits comprise improved soil structure, less compaction and the maintenance of ground cover, which reduce soil erosion and water run-off. This enhances soil fertility and helps prevent flooding and the silting up of rivers. The reduced soil erosion and incorporation of plant residues mean that zero tillage also has a role in carbon sequestration, and thus forms a tool for combating climate change by the reduction of greenhouse gases in the atmosphere.





In addition to the activities covered in this report, Syngenta set goals for itself in the 2003 CSR Report in other areas, including:

Community involvement
Syngenta interaction with wider society is particularly evident in the communities in which we operate. The company and our people are active in these communities, giving time, money and skills to contribute to initiatives in science, agriculture, education, health and the environment.

These activities span the globe and range from conservation in South America to education programs in Northern Europe. We are collecting data on our level of support, which we will publish in 2005.

With the goal of maximizing benefit from resources available, we are developing sponsorship guidelines to support these objectives.

Animals in research
In 2004 all Syngenta sites carrying out mammalian tests and major external contractor sites conducting tests on our behalf were audited for their conformance to the highest standards.

Syngenta is committed to use animals in testing only where required and to replace, reduce and refine animal use in testing.

Malaria program
The "Roll Back Malaria" program, jointly founded by the World Health Organization (WHO), United Nations Development Program, UNICEF and the World Bank, aims to halve the world's malaria burden by 2010. Syngenta will continue to participate in this program. (See also pages 2-3).

Corporate conduct
Syngenta aims to be a recognized leader in ethical corporate practice. We expect all employees to act to the highest international ethical standards, as outlined in our Code of Conduct and Corporate Governance policy.

We monitor compliance through a combination of internal audits and letter of assurance process. Letters are cascaded down the organization and analyzed and evaluated when they are returned. Any issues and deficiences are reported to the Audit Committee and, in turn, to the full Board.

In 2004, our Compliance Helpline was introduced worldwide to facilitate compliance with the Code of Conduct. Six reports were received that related primarily to relatively minor personnel and human resources issues. These matters have been investigated and addressed as needed or are still in the process of being reviewed.

Cash generated 2004	$million
Growers and other customers	
Sales	**7269**
NAFTA	2306
EAME	2892
LATAM	1103
APAC	968
Suppliers	
Materials and services	**3822**
Raw materials, energy and packaging	2440
Marketing and promotion	854
Other supplies	528
Total cash generated	**3447**

For other results, please see the Annual Report, the Financial Report and our website, www.syngenta.com

Distribution of cash 2004	$million
Employees	
Wages, benefits, pensions	1753
Authorities	
Tax paid	128
Shareholders, other capital providers	
Dividends, share repurchases and reduction in net debt	679
Net interest and similar paid	14
Society, communities	
Donations (does not include contributions in kind)	8
Investment for growth and sustainability	
Net investment in acquisitions and fixed assets	686
Other	179
Total cash distributed	**3447**

To the Head of Legal and Taxes,
Syngenta International AG

We have been engaged to provide assurance on the Corporate Social Responsibility (CSR) Report 2004 (the "Report") of Syngenta AG, Basel and its consolidated subsidiaries (the "Group"), for the year ended December 31, 2004.

We have performed evidence-gathering procedures on (hereafter jointly referred as the subject matter):
> The CSR Action Plan for each of the focus areas on pages 2 to 5;
> Health, Safety and Environment (HSE) parameters on pages 18 and 19;
> Information and data provided in each focus area of the Report; and
> The management and reporting for the preparation of this information and data.

We have evaluated the subject matter against the following evaluation criteria (the "evaluation criteria"):
> The Syngenta internal HSE reporting guidelines;
> The procedures by which the CSR information and data are prepared, collated and aggregated internally; and
> The control environment over the quality of the HSE information and data.

Our statement should be read in conjunction with the inherent limitations of accuracy and completeness for CSR data, as well as in connection with the Syngenta internal reporting guidelines.

The board of directors of Syngenta AG is responsible for both, the subject matter and the evaluation criteria.

Our responsibility is to report on the internal reporting processes, information and data for CSR based on our evidence-gathering procedures in accordance with International Framework for Assurance Engagements, approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

We planned and performed our evidence-gathering procedures to obtain a basis for our conclusions in accordance to the International Standard on Assurance Engagements (ISAE) 3000 "Assurance Engagements other than Audits or Reviews of Historical Information", approved December 2003 by the IAASB. However, we have not performed an audit according to International Standards on Auditing. Accordingly, we do not express such an opinion.

The scope of our evidence-gathering procedures was to:
> Assess how Syngenta staff apply the internal HSE reporting guidelines at the site level using a sample of two production sites from the Crop Protection Business;
> Test the effectiveness of the internal reporting system used to collect HSE data from group sites;
> Test the effectiveness of the internal reporting system used on corporate level to collect and consolidate information on each focus area in the Report; and
> Perform specific procedures to check, on a sample basis, the HSE data.

Our evidence-gathering procedures included the following work:
> Visiting selected sites in the UK and France;
> Interviewing the responsible staff for HSE data collection and reporting on the sites we visited and on corporate level;
> Assess the data consolidation process of HSE data on site and corporate level;
> Assess the information gathering and consolidation process of each focus area in the Report on corporate level;
> Reading and performing tests of the relevant documentation on a sample basis, including corporate policies, management and reporting structures, documentation and systems used to collect, analyze and aggregate reported CSR information and data; and
> Performing tests on a sample basis on evidence supporting selected HSE data with regard to the reported data aggregation from the selected sites to corporate.

In our opinion:
> The Syngenta internal HSE reporting guidelines are applied properly at the selected sites;
> The internal reporting system to collect the HSE data is functioning as designed; and
> The internal reporting system used on corporate level to collect and consolidate information about each focus area in the Report is functioning as designed.

Based on our work described in this report, nothing has come to our attention that causes us to believe that the CSR information contained in the Report does not give a fair picture of CSR performance, or that the procedures by which the HSE information and data were prepared, collated and aggregated and the control environment over its quality at the selected sites are not based on established and accepted measurement and analytical methods and do not give a fair picture of the HSE performance, in all material respects, based on the evaluation criteria.

PricewaterhouseCoopers Ltd

Dr. Thomas Scheiwiller   Jürg Hutter
Zurich, February 3, 2005

This report is more than just a review of the activities of 2004; the goals, actions and measurements we have set will shape our path for the future.

Last year in our CSR Report, we committed ourselves to discussing priority action items with key stakeholders. We asked for advice on the report and on the issues it covered.

We appreciate the responses we received from many different groups, organizations and individuals, and we are committed to follow up the suggestions and concerns raised. Our strategy is a dynamic one that remains open to change. These comments have helped us to look more closely at our business and at our social and environmental performance.

Please let us have your suggestions, criticisms and ideas about this report so that we can better shape our path for the future.



Innovation, creativity, potential: Syngenta saluted these hallmarks of the new South Africa in supporting a 10th anniversary event held in Bern, Switzerland, in 2004, showcasing the country's young designers.

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For the business year 2004, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet:
www.syngenta.com

All documents were originally published in English. The Annual Report 2004 and the Corporate Governance Report 2004 are also available in German. The Corporate Social Responsibility Report 2004 is also available in German, French and Portuguese.

Syngenta International AG, Basel, Switzerland

Editorial completion: February 2005

Photography:
Julieta Schildknecht, Alistair Berg, Didier Ruef/Pixsil.com, Marcus Lyon

Design:
Addison Corporate Marketing Limited

Print:
St Ives Westerham Press

Project management:
Com.factory AG

Printed on Hello Matt, which is made with wood fiber from managed forests in Austria, Scandinavia, Portugal and North America and is manufactured at a mill that has achieved the ISO14001 and EMAS environmental management standards.


WWW.SYNGENTA.COM
016748.00.040

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 15, 2005

By: ______________________

Name: Damian Heller
Title: Company Secretary

By: ______________________

Name: Christoph Mäder
Title: General Counsel